As filed with the Securities and Exchange Commission on April 4, 2016

Registration No. 333-209052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PARKWAY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Virginia	6022	47-5486027
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 Jacksonville Circle

Floyd, Virginia 24091

Telephone: (540) 745-4191

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Allan Funk

101 Jacksonville Circle

Floyd, Virginia 24091

Telephone: (540) 745-4191

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Wayne A. Whitham, Jr. Lee G. Lester Williams Mullen 200 South 10th Street Suite 1600 Richmond, Virginia 23219 Telephone: (804) 420-6000 Fax: (804) 420-6507	G. Franklin Flippin Christopher M. Kozlowski Gentry Locke 10 Franklin Road S.E. Suite 900 Roanoke, Virginia 24011 Telephone: (540) 983-9300 Fax: (540) 983-9400

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an  ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or otherwise issue these securities and is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 4, 2016

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

[●], 2016

To the Shareholders of Grayson Bankshares, Inc. and Cardinal Bankshares Corporation:

On November 6, 2015, Grayson Bankshares, Inc. (“Grayson”), Cardinal Bankshares Corporation (“Cardinal”) and Parkway Acquisition Corp. (“Parkway”), entered into an Agreement and Plan of Merger (the “merger agreement”), that provides for the combination of the three companies. Under the merger agreement, Grayson and Cardinal will merge with and into Parkway, with Parkway as the surviving corporation (the “merger”). Following the merger, the Bank of Floyd will merge with and into Grayson National Bank, with Grayson National Bank as the surviving bank (the “bank merger” and collectively, with the merger, the “mergers”).

In the merger, each share of Grayson common stock will be converted into the right to receive 1.76 shares of Parkway common stock, and each share of Cardinal common stock will be converted into the right to receive 1.30 shares of Parkway common stock. Based on the current number of shares of Grayson common stock and Cardinal common stock outstanding, Parkway expects to issue 5,021,837 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current Grayson shareholders would own approximately 60.2% of the shares of Parkway and current shareholders of Cardinal would own approximately 39.8% of the shares of Parkway immediately following the merger. In lieu of fractional shares, Parkway will issue cash to holders of Grayson common stock and Cardinal common stock, on the basis of $10.45 per share of Parkway common stock.

The value of any stock consideration you receive will depend on the value of Parkway common stock. Parkway was recently incorporated under Virginia law and has only one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Parkway has no material assets or liabilities, has not conducted any business and will not conduct any business prior to consummation of the merger except to perform its obligations under the merger agreement. Accordingly, there is currently no trading market and no market price for Parkway common stock.

Grayson and Cardinal each will hold a special meeting of their respective shareholders in connection with the merger. Grayson and Cardinal shareholders will be asked to vote to approve the merger agreement and to approve a proposal to adjourn their respective special meetings, if necessary to solicit additional proxies in favor of the approval of the merger agreement as described in this joint proxy statement/prospectus.

The special meeting of Grayson shareholders will be held on [●], 2016, at the Independence Volunteer Fire Department, 529 Davis Street, Independence, Virginia at [●] [a][p].m. local time. The special meeting of Cardinal shareholders will be held on [●], 2016, at the Bank of Floyd Conference Center, 101 Jacksonville Circle, Floyd, Virginia at [●] [a][p].m. local time.

The Grayson Board has determined that the merger agreement is in the best interests of Grayson and its shareholders, has approved the merger agreement and recommends that Grayson shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the Grayson special meeting, if necessary to solicit additional proxies in favor of the proposal to approve the merger agreement.

The Cardinal Board has determined that the merger agreement is in the best interests of Cardinal and its shareholders, has approved the merger agreement and recommends that Cardinal shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the Cardinal special meeting, if necessary to solicit additional proxies in favor of the proposal to approve the merger agreement.

This document, which serves as a joint proxy statement for the special meetings of Grayson and Cardinal shareholders and as a prospectus for the shares of Parkway common stock to be issued to Grayson and Cardinal shareholders in the merger, describes the Grayson special meeting, the Cardinal special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including the section entitled, “Risk Factors,” beginning on page 25, for a discussion of the risks relating to the proposed merger.

If you have any questions concerning the merger, Grayson shareholders should contact Blake M. Edwards, Jr., Chief Financial Officer, 113 W. Main Street, Independence, Virginia 24348 at (276) 773-2811, and Cardinal shareholders should contact Mark A. Smith, Interim President and Chief Executive Officer, 101 Jacksonville Circle, Floyd, Virginia 24091, at (540) 745-4191. We look forward to seeing you at the meetings.

J. Allan Funk	Mark A. Smith
President and Chief Executive Officer	Interim President and Chief Executive Officer
Grayson Bankshares, Inc.	Cardinal Bankshares Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Parkway common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [●], 2016, and it is first being mailed or otherwise delivered to the shareholders of Grayson and Cardinal on or about [●], 2016.

GRAYSON BANKSHARES, INC.

113 W. MAIN STREET

INDEPENDENCE, VIRGINIA 24348

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2016

A special meeting of shareholders of Grayson Bankshares, Inc., a Virginia corporation (“Grayson”) will be held on [●], 2016 at [●] [a][p].m. local time, at the Independence Volunteer Fire Department, 529 Davis Street, Independence, Virginia, for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger, dated November 6, 2015, by and between Grayson, Cardinal Bankshares Corporation (“Cardinal”) and Parkway Acquisition Corp. (“Parkway”) (the “merger agreement”), pursuant to which Grayson and Cardinal will merge with and into Parkway (the “merger”) with Parkway as the surviving corporation, as more fully described in the accompanying joint proxy statement/prospectus (the “Grayson merger proposal”).

2.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the merger agreement and the transactions contemplated by the merger agreement (the “Grayson adjournment proposal”).

3.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof. Only holders of record of Grayson common stock at the close of business on [●], 2016 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Grayson’s board of directors (the “Grayson Board”) unanimously recommends that Grayson shareholders vote “FOR” the Grayson merger proposal and “FOR” the Grayson adjournment proposal.

You have the right to assert appraisal rights with respect to the merger and demand in writing that Parkway pay the fair value of your shares of Grayson common stock under applicable provisions of Virginia law. In order to exercise and perfect appraisal rights, you must give written notice of your intent to demand payment for your shares to Grayson before the vote is taken on the merger at the special meeting and must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in the joint proxy statement/prospectus as Appendix D, and a description of the procedures to demand and perfect appraisal rights is included in the section entitled, “The Merger – Appraisal Rights,” beginning on page [●].

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person.

If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Grayson, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you have any questions or need assistance voting your shares, please contact Blake M. Edwards, Jr., Chief Financial Officer, 113 W. Main Street, Independence, Virginia 24348, at (276) 773-2811.

By Order of the Board of Directors,

J. Allan Funk
President and Chief Executive Officer

Independence, Virginia

[●], 2016

CARDINAL BANKSHARES CORPORATION

101 JACKSONVILLE CIRCLE

FLOYD, VIRGINIA 24091

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2016

A special meeting of shareholders of Cardinal Bankshares Corporation, a Virginia corporation (“Cardinal”) will be held on [●], 2016 at [●] [a][p].m. local time, at the Bank of Floyd Conference Center, 101 Jacksonville Circle, Floyd, Virginia, for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger, dated November 6, 2015, by and between Cardinal, Grayson Bankshares, Inc. (“Grayson”) and Parkway Acquisition Corp. (“Parkway”) (the “merger agreement”), pursuant to which Grayson and Cardinal will merge with and into Parkway (the “merger”) with Parkway as the surviving corporation, as more fully described in the accompanying joint proxy statement/prospectus (the “Cardinal merger proposal”).

2.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the merger agreement and the transactions contemplated by the merger agreement (the “Cardinal adjournment proposal”).

3.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof. Only holders of record of Cardinal common stock at the close of business on [●], 2016 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

Cardinal’s board of directors (the “Cardinal Board”) unanimously recommends that Cardinal shareholders vote “FOR” the Cardinal merger proposal and “FOR” the Cardinal adjournment proposal.

You have the right to assert appraisal rights with respect to the merger and demand in writing that Parkway pay the fair value of your shares of Cardinal common stock under applicable provisions of Virginia law. In order to exercise and perfect appraisal rights, you must give written notice of your intent to demand payment for your shares to Cardinal before the vote is taken on the merger at the special meeting and must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in the joint proxy statement/prospectus as Appendix D, and a description of the procedures to demand and perfect appraisal rights is included in the section entitled, “The Merger – Appraisal Rights,” beginning on page [●].

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person.

If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Cardinal, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you have any questions or need assistance voting your shares, please contact Mark A. Smith, Interim President and Chief Executive Officer, 101 Jacksonville Circle, Floyd, Virginia 24091, at (540) 745-4191.

By Order of the Board of Directors,

Mark A. Smith
Interim President and Chief Executive Officer

Floyd, Virginia

[●], 2016

i

ii

Legal Matters	149
Submission of Future Parkway Shareholder Proposals	150
Where You Can Find More Information	151
Index to Financial Statements	152

Appendices
	Appendix A	–	Agreement and Plan of Merger, dated as of November 6, 2015, among Parkway Acquisition Corp., Grayson Bankshares, Inc. and Cardinal Bankshares Corporation

	Appendix B	–	Opinion of Raymond James

	Appendix C	–	Opinion of Banks Street Partners

	Appendix D	–	Sections 13.1-729 through 13.1-741.1 of the Virginia Stock Corporation Act

iii

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

You should read carefully the detailed information set forth in this joint proxy statement/prospectus, including the “Risk Factors” section, beginning on page [●], before deciding how to vote your shares. Unless otherwise specified in this joint proxy statement/prospectus or the context otherwise requires:

•	references to “Parkway” are to the Registrant, Parkway Acquisition Corp.;

•	references to “Parkway Board” are to the board of directors of Parkway;

•	references to “Grayson” are to Grayson Bankshares, Inc.;

•	references to “Grayson Board” are to the board of directors of Grayson;

•	references to “Cardinal” are to Cardinal Bankshares Corporation;

•	references to “Cardinal Board” are to the board of directors of Cardinal;

•	references to “Grayson National Bank” are to Grayson National Bank, a commercial bank chartered under the laws of the United States and a wholly owned direct subsidiary of Grayson;

•	references to “Bank of Floyd” are to the Bank of Floyd, a commercial bank chartered under the laws of the Commonwealth of Virginia and a wholly owned direct subsidiary of Cardinal;

•	references to “Surviving Bank” are to Grayson National Bank after completion of the bank merger;

•	references to the “merger agreement” are to the Agreement and Plan of Merger, dated as of November 6, 2015, among Grayson, Cardinal and Parkway, a copy of which attached to this joint proxy statement/prospectus as Appendix A;

•	references to the “plan of merger” are to the Plan of Merger, a copy of which is attached as Exhibit A to the merger agreement;

•	references to the “merger” are to the proposed merger of Grayson and Cardinal into Parkway pursuant to the terms of the merger agreement, as more fully described under the section entitled, “The Merger,” beginning on page [●]; and

•	references to the “bank merger” are to the proposed merger of the Bank of Floyd with and into Grayson National Bank, with Grayson National Bank as the surviving bank pursuant to the terms of the merger agreement, as more fully described under the section entitled, “The Merger,” beginning on page [●].

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL SHAREHOLDER

MEETINGS

The following are answers to certain questions that you may have regarding the merger and the special meetings of the shareholders of Grayson and Cardinal. You should carefully read this entire joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	Grayson, Cardinal and Parkway have entered into an Agreement and Plan of Merger, dated as of November 6, 2015, under which Grayson and Cardinal will merge with and into Parkway, a new company formed for the purpose of effecting the combination. Following the merger, the Bank of Floyd will merge with and into Grayson National Bank with Grayson National Bank continuing as the surviving bank (the “Surviving Bank”). The name “Parkway Acquisition Corp.” was chosen by Grayson and Cardinal as a temporary name for the purpose of facilitating the merger. Following the closing of the merger, the parties plan to undertake a branding process and select new names for Parkway and the Surviving Bank that will reflect the heritage and legacy of both Grayson National Bank and the Bank of Floyd. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

You are receiving this document because Grayson and Cardinal are each holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. The merger cannot be completed unless, among other things:

•	the holders of more than two-thirds of the shares of Grayson’s outstanding common stock entitled to vote at the special meeting vote in favor of the merger; and

•	the holders of more than two-thirds of the shares of Cardinal’s outstanding common stock entitled to vote at the special meeting vote in favor of the merger.

Each of the Grayson Board and the Cardinal Board has unanimously determined that the merger is in the best interest of its shareholders, approved the merger and recommends that its shareholders vote “FOR” the merger proposal. If either Grayson or Cardinal does not receive shareholder approval, the merger would not be completed, and Grayson and Cardinal would not be able to realize the expected benefits of the transaction, including those described under “—Why do Grayson and Cardinal want to merge?” below. In addition, Grayson and Cardinal would have incurred substantial merger-related expenses and experienced potential disruptions in their relationships with customers, employees or vendors and the diversion of management attention, without realizing the expected benefits of the merger. Further, if the merger agreement is terminated because Grayson’s or Cardinal’s shareholders fail to approve the merger, then the applicable party would be required to reimburse the other party for up to $250,000 of out of pocket expenses.

In addition, both Grayson and Cardinal are soliciting proxies from their shareholders with respect to proposals to adjourn the Grayson and Cardinal special meetings, as applicable, if necessary or appropriate, to solicit additional proxies in favor of their respective proposals to approve the merger agreement, if there are insufficient votes at the time of such adjournment to approve such proposal.

Grayson and Cardinal will hold separate special meetings to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meetings and you should read it carefully. It is a joint proxy statement because both the Grayson Board and the Cardinal Board are soliciting proxies from their respective shareholders. It is a prospectus because Parkway will issue shares of Parkway common stock to holders of Grayson and Cardinal common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why do Grayson and Cardinal want to merge?

A:	Grayson and Cardinal expect that the merger will be accretive to earnings per share for both Grayson and Cardinal shareholders, with a tangible book value payback of less than one year. Cost savings are expected to exceed $2.5 million per year with estimated one-time after tax transaction costs of $2.9 million.

After the merger, Parkway will be significantly larger than either Cardinal or Grayson and will be better able to compete in the New River Valley of Virginia and contiguous markets. Larger banks with greater geographical reach can serve larger customers, and such customers may have larger credit needs. Banking organizations with more than $500 million of total assets, as Parkway would be following the merger, tend to be more efficient and, therefore, more profitable than smaller institutions like Grayson and Cardinal. Additionally, banking organizations with more than $500 million of total assets tend to trade at higher multiples of tangible book value and earnings per share than institutions the size of Grayson and Cardinal.

Grayson and Cardinal expect that the increase in asset size and a larger shareholder base of Parkway following the merger should result in more liquidity in the market for shares of Parkway common stock than in the markets for Grayson and Cardinal common stock.

Further, Parkway and the Surviving Bank would have a strong team of employees and directors. The Grayson Board and the Cardinal Board are compatible and share a commitment to the creation of shareholder value through a locally owned and managed community bank.

Each of the Grayson Board and the Cardinal Board has unanimously determined that the merger is fair and in the best interest of its respective shareholders and recommends that its shareholders vote for their respective proposals. You should review the reasons for the merger described in greater detail under the sections entitled, “The Merger – Grayson’s Reasons for the Merger; Recommendation of the Grayson Board” and “The Merger – Cardinal’s Reasons for the Merger; Recommendation of the Cardinal Board,” beginning on pages [●] and [●], respectively.

Q:	What will I receive in the merger?

A:	As a result of the merger, each share of Grayson common stock will be converted into the right to receive 1.76 shares of Parkway common stock (the “Grayson Exchange Ratio”), and each share of Cardinal common stock will be converted into the right to receive 1.30 shares of Parkway common stock (the “Cardinal Exchange Ratio”). Additionally, Grayson and Cardinal shareholders will receive cash in lieu of fractional shares. Based on the current number of shares of Grayson common stock and Cardinal common stock outstanding, Parkway expects to issue 5,021,837 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current Grayson shareholders would own approximately 60.2% of the shares of Parkway and current shareholders of Cardinal would own approximately 39.8% of the shares of Parkway immediately following the merger.

Q:	Will the number of shares of Parkway common stock that I receive in the merger in exchange for my shares of Grayson or Cardinal common stock change?

A:	No. The Grayson Exchange Ratio and the Cardinal Exchange Ratio are fixed so the number of shares that you receive in the merger will not change. The value of those shares, however, may change. See the section entitled, “Risk Factors—Risks Related to the Merger— Because there is no trading market for Parkway’s common stock and the exchange ratios are fixed, you cannot be sure of the value of the merger consideration that you may receive,” beginning on page [●], for more information.

Q:	What is the value of the shares of Parkway that I may receive in the merger?

A:	The value of any stock consideration you receive will depend on the value of Parkway common stock for which there is currently no public market. Parkway was recently incorporated under Virginia law and has only one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Parkway has no material assets or liabilities, has not conducted any business and will not conduct any business prior to consummation of the merger, except to perform its obligations under the merger agreement. See the section entitled, “Risk Factors—Risks Related to the Merger— Because there is no trading market for Parkway’s common stock and the exchange ratios are fixed, you cannot be sure of the value of the merger consideration that you may receive,” beginning on page [●], for more information.

Q:	How does the Grayson Board recommend that Grayson shareholders vote at the Grayson special meeting?

A:	The Grayson Board unanimously recommends that Grayson shareholders vote “FOR” the Grayson merger proposal and “FOR” the Grayson adjournment proposal.

Q:	How does the Cardinal Board recommend that Cardinal shareholders vote at the Cardinal special meeting?

A:	The Cardinal Board unanimously recommends that Cardinal shareholders vote “FOR” the Cardinal merger proposal and “FOR” the Cardinal adjournment proposal.

Q:	When and where are the special meetings?

A:	Grayson: The Grayson special meeting is scheduled to take place on [●], [●], 2016 at [●] [a][p].m., local time, at the Independence Volunteer Fire Department, 529 Davis Street, Independence, Virginia.

Cardinal : The Cardinal special meeting is scheduled to take place on [●], [●], 2016 at [●] [a][p].m., local time, at the Bank of Floyd Conference Center, 101 Jacksonville Circle, Floyd, Virginia.

Q:	Who can vote at the special meetings of shareholders?

A:	Grayson: Holders of record of Grayson common stock at the close of business on [●], 2016, which is the date that the Grayson Board has fixed as the record date for the Grayson special meeting, are entitled to vote at the Grayson special meeting.

Cardinal: Holders of record of Cardinal common stock at the close of business on [●], 2016, which is the date that the Cardinal Board has fixed as the record date for the Cardinal special meeting, are entitled to vote at the Cardinal special meeting.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Grayson or Cardinal special meeting, as applicable. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope, or follow the telephone or Internet voting procedures described on the proxy card, as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. You may also cast your vote in person at the Grayson or Cardinal special meeting, as applicable. “Street name” shareholders who wish to vote in person at the Grayson or Cardinal special meeting, as applicable, will need to obtain a legal proxy form from the institution that holds their shares.

Q:	What constitutes a quorum for the special meetings?

A:	Grayson: The presence at the Grayson special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Grayson common stock entitled to vote at the Grayson special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the Grayson special meeting for the purpose of determining the presence of a quorum.

Cardinal: The presence at the Cardinal special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Cardinal common stock entitled to vote at the Cardinal special meeting will constitute a quorum for the transaction of business. Abstentions, if any, will be included in determining the number of shares present at the Cardinal special meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal?

A:	Grayson: Approval of the Grayson merger proposal requires the affirmative vote of more than two-thirds of all of the outstanding shares of Grayson common stock entitled to vote on the merger as of the close of business on [●], 2016, the record date for the Grayson special meeting. If you (1) fail to submit a proxy or vote in person at the Grayson special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal. Assuming a quorum is present, approval of the Grayson adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Grayson special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Grayson adjournment proposal, it will have no effect on the outcome of that proposal.

Cardinal: Approval of the Cardinal merger proposal requires the affirmative vote of more than two-thirds of all of the outstanding shares of Cardinal common stock entitled to vote on the merger as of the close of business on [●], 2016, the record date for the Cardinal special meeting. If you (1) fail to submit a proxy or vote in person at the Cardinal special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal. Assuming a quorum is present, approval of the Cardinal adjournment proposal requires the affirmative vote of a majority of the shares represented at the Cardinal special meeting.

Q:	Why is my vote important?

A.	If you do not submit a proxy or vote in person, it may be more difficult for Grayson or Cardinal to obtain the necessary quorum to hold their respective special meetings. In addition, your failure to submit a proxy or vote in person, failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the affirmative vote of more than two-thirds of the outstanding shares of each of Grayson’s and Cardinal’s common stock entitled to vote on the merger agreement

Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A.	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Grayson or Cardinal or by voting in person at your respective company’s special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of applicable securities exchanges, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the securities exchanges determine to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Grayson special meeting and the Cardinal special meeting are such “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Grayson: If you are a Grayson shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Grayson merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Grayson adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal.

Cardinal: If you are a Cardinal shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Cardinal merger proposal, which broker non-votes will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Cardinal adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal.

Q:	What if I abstain from voting or fail to instruct my bank or broker?

A.	Grayson: With respect to the Grayson merger proposal, if you (1) fail to submit a proxy or vote in person at the Grayson special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote, it will have the same effect as a vote “AGAINST” the proposal. With respect to the Grayson adjournment proposal, if you (1) fail to submit a proxy or vote in person at the Grayson special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote, it will have no effect on the outcome of the vote on such proposal.

Cardinal: With respect to the Cardinal merger proposal, if you (1) fail to submit a proxy or vote in person at the Cardinal special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote, it will have the same effect as a vote “AGAINST” the proposal. With respect to the Cardinal adjournment proposal, if you (1) fail to submit a proxy or vote in person at the Cardinal special meeting or (2) fail to instruct your bank or broker how to vote, it will have no effect on the outcome of the vote on such proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A.

Yes. All shareholders of Grayson and Cardinal, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meeting. Holders of record of Grayson common stock and holders of record of Cardinal common stock can vote in person at the Grayson special meeting or Cardinal special meeting, respectively. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meetings. If you plan to attend your special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Grayson and Cardinal reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Grayson or Cardinal special meeting is prohibited without Grayson’s or Cardinal’s express written consent.

Q:	Can I change my vote?

A.	Grayson: Yes. If you are a holder of record of Grayson common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via the telephone or Internet, (3) delivering a written revocation letter to Grayson’s corporate secretary or (4) attending the Grayson special meeting in person, notifying the corporate secretary and voting by ballot at the Grayson special meeting. Attendance at the Grayson special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Grayson after the Grayson special meeting will be ineffective. Grayson’s corporate secretary’s mailing address is: 113 W. Main Street, Independence, Virginia 24348, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke your proxy.

Cardinal: Yes. If you are a holder of record of Cardinal common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) voting by telephone or the Internet at a later time, (3) delivering a written revocation letter to Cardinal’s corporate secretary or (4) attending the Cardinal special meeting in person, notifying the corporate secretary and voting by ballot at the Cardinal special meeting. Attendance at the Cardinal special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Cardinal after the Cardinal special meeting will be ineffective. Cardinal’s corporate secretary’s mailing address is: 101 Jacksonville Circle, Floyd, Virginia 24091, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke your proxy.

Q:	What are the U.S. federal income tax consequences of the merger to Grayson and Cardinal shareholders?

A:	The merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (“Code”). Accordingly, holders of Grayson or Cardinal common stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Grayson or Cardinal common stock for Parkway common stock in the merger, except to the extent of any cash received, including any cash received in lieu of fractional shares.

Furthermore, the holders of Grayson or Cardinal common stock will have basis in Parkway common stock received equal to the net of: (1) the basis of Grayson or Cardinal common shares for which it was exchanged, minus (2) the amount of any cash received in the exchange, plus (3) the amount of any gain recognized on the exchange. The holding period of Parkway common stock received in exchange for shares of Grayson or Cardinal common stock will include the holding period of the Grayson or Cardinal common stock for which it is exchanged.

For further information, see the section entitled, “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” beginning on page [●].

The U.S. federal income tax consequences described above may not apply to all holders of Grayson or Cardinal common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Am I entitled to appraisal rights?

A:

Yes. Both Grayson and Cardinal shareholders have the right to assert appraisal rights with respect to the merger and to demand in writing that Parkway pay the fair value of their shares of Grayson or Cardinal common stock under applicable provisions of Virginia law. In order to exercise and perfect appraisal rights, a Grayson or Cardinal shareholder must give written notice of his, her or its intent to demand payment for his, her or its shares to Grayson or Cardinal, as applicable, before the vote is taken on the merger at the Grayson or

Cardinal special meeting, as applicable, and must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D. A description of the procedures to demand and perfect appraisal rights is included in the following sections: “The Merger — Appraisal Rights,” beginning on page [●], “Grayson Special Meeting of Shareholders – Appraisal Rights,” beginning on page [●], and “Cardinal Special Meeting of Shareholders – Appraisal Rights,” beginning on page [●].

Q:	If I am a Grayson or Cardinal shareholder, should I send in my Grayson or Cardinal stock certificates now?

A:	No. Please do not send in your Grayson or Cardinal stock certificates with your proxy. The exchange agent, Computershare, will send you instructions for exchanging your Grayson or Cardinal stock certificates for the merger consideration. See the section entitled, “The Merger Agreement – Conversion of Shares; Exchange of Certificates,” beginning on page [●].

Q:	Whom may I contact if I cannot locate my Grayson or Cardinal stock certificate(s)?

A:	Grayson: If you are unable to locate your original Grayson stock certificate(s), you should contact Grayson’s transfer agent, Computershare, at 250 Royall Street, Canton, MA 02021, or at (800) 368-5948.

Cardinal : If you are unable to locate your original Cardinal stock certificate(s), you should contact Cardinal’s transfer agent, Broadridge Corporate Issuer Solutions, Inc., at P.O. Box 1342, Brentwood, New York 11717, or at (877) 830-4936.

Following the merger, Computershare will act as Parkway’s transfer agent, and any inquiries should be directed to Computershare, at 250 Royall Street, Canton, MA 02021, or at (800) 368-5948.

Q:	When do you expect to complete the merger?

A:	Grayson and Cardinal expect to complete the merger in the second quarter of 2016; however, neither Grayson nor Cardinal can assure you when or if the merger will occur. In addition to other customary closing conditions provided in the merger agreement, Grayson and Cardinal must first obtain the approval of Grayson shareholders and Cardinal shareholders for the merger.

Q:	Who may solicit proxies on behalf of Grayson or Cardinal?

A:	Grayson: In addition to solicitation of proxies by Grayson by mail, proxies may also be solicited by Grayson’s directors and employees personally, and by telephone, facsimile or other means. Grayson has also retained Regan & Associates to assist in soliciting proxies for a fee of approximately $8,000.00. For more information on solicitation of proxies in connection with the Grayson special meeting, see the section entitled, “Grayson Special Meeting of Shareholders—Solicitation of Proxies,” beginning on page [●].

Cardinal: In addition to solicitation of proxies by Cardinal by mail, proxies may also be solicited by Cardinal’s directors and employees personally, and by telephone, facsimile or other means. Cardinal has also retained Regan & Associates to assist in soliciting proxies for a fee of approximately $8,000.00. For more information on solicitation of proxies in connection with the Cardinal special meeting, see the section entitled, “Cardinal Special Meeting of Shareholders—Solicitation of Proxies,” beginning on page [●].

Q:	Whom should I call with questions?

A:	Grayson: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Grayson common stock, please contact: Blake M. Edwards, Jr., Chief Financial Officer, 113 W. Main Street, Independence, Virginia 24348, at (276) 773-2811.

Cardinal : If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Cardinal common stock, please contact: Mark A. Smith, Interim President and Chief Executive Officer, 101 Jacksonville Circle, Floyd, Virginia 24091, at (540) 745-4191.

Summary

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents we refer you to so that you may fully understand the merger and the related transactions. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Parties

Parkway and the Surviving Bank (see page [●])

Parkway was recently incorporated under Virginia law and has only one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Parkway has no material assets or liabilities, has not conducted any business and will not conduct any business prior to consummation of the merger except to perform its obligations under the merger agreement.

Upon consummation of the merger and the bank merger, Parkway will be a bank holding company and will own 100% of the stock of the Surviving Bank. Thereafter, Parkway will conduct any material business through the Surviving Bank and any other subsidiaries of Parkway as may be established from time to time. Following completion of the merger, the parties plan to undertake a branding process to select new names for Parkway and the Surviving Bank that will reflect the heritage and legacy of both Grayson National Bank and the Bank of Floyd.

Parkway’s principal offices are located at 101 Jacksonville Circle, Floyd, Virginia 24091, and its telephone number is (540) 745-4191. The principal office of the Surviving Bank will be located at 113 West Main Street, Independence, Virginia 24348, and its telephone number will be (276) 773-2811.

Grayson and Grayson National Bank (see page [●])

Grayson was incorporated as a Virginia corporation on February 3, 1992 to acquire 100% of the stock of Grayson National Bank. Grayson National Bank was acquired by Grayson on July 1, 1992.

Grayson National Bank was founded in 1900 and currently serves Grayson County and surrounding areas through ten full-service banking offices located in the towns of Independence, Hillsville and Wytheville, the localities of Elk Creek, Troutdale and Whitetop, the City of Galax, and Carroll County, Virginia, and the town of Sparta, North Carolina. Grayson National Bank also operates a loan production office in Blacksburg, Virginia.

Grayson National Bank operates for the primary purpose of meeting the banking needs of individuals and small to medium sized businesses in Grayson National Bank’s service area, while developing personal, hometown associations with its customers. Grayson National Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage, and personal loans; credit and debit cards; internet banking and online bill paying; safe deposit boxes; and other associated services.

As of December 31, 2015, Grayson reported total assets of $331.8 million, net loans of $237.8 million, deposits of $279.9 million and shareholders’ equity of $30.7 million, and employed 115 individuals.

Grayson’s principal offices are located at 113 West Main Street, Independence, Virginia 24348, and its telephone number is (276) 773-2811.

Cardinal and the Bank of Floyd (see page [●])

Cardinal was incorporated as a Virginia corporation on March 12, 1996 to acquire the stock of the Bank of Floyd. The Bank of Floyd was acquired by Cardinal on June 30, 1996.

The Bank of Floyd was incorporated on February 24, 1951 as a state chartered Federal Reserve member. The Bank of Floyd serves the counties of Carroll, Floyd, Grayson, Montgomery, Pulaski and Roanoke, Virginia and the Cities of Galax, Radford, Roanoke and Salem, Virginia, through seven banking offices. The Bank of Floyd serves consumers and small businesses with a wide range of banking services and products delivered across multiple channels, including in person, online and mobile.

As of December 31, 2015, Cardinal reported total assets of $260 million, net loans of $165 million, deposits of $222 million and shareholders’ equity of $21 million, and employed 74 individuals.

The Merger (see page [●])

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A, and is incorporated in this joint proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety, as it, along with its ancillary documents, is the legal document that governs the merger.

Under the terms of the merger agreement, Grayson and Cardinal will merge with and into Parkway with Parkway as the surviving corporation. Following the merger, the Bank of Floyd will merge with and into Grayson National Bank, with Grayson National Bank as the surviving banking entity. We refer to Grayson National Bank, after completion of the bank merger, as the Surviving Bank in this joint proxy statement/prospectus.

Following completion of the merger and the bank merger, Grayson and Cardinal plan to undertake a branding process and select new names for Parkway and the Surviving Bank that will reflect the heritage and legacy of both Grayson National Bank and the Bank of Floyd.

Closing and Effective Time of the Merger (see page [●])

The merger is currently expected to close in the second quarter of 2016. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date (the “Effective Date” and the time on the Effective Date when the merger becomes effective, the “Effective Time”). The merger will become effective upon filing articles of merger with the Virginia State Corporation Commission, and the issuance by the Virginia State Corporation Commission of a certificate of merger, or such later date as may be set forth in such articles of merger. Neither Grayson nor Cardinal can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received.

Exchange Ratio (see page [●])

If the merger is completed, each issued and outstanding share of Grayson common stock will be converted into the right to receive 1.76 shares of Parkway common stock (the “Grayson Exchange Ratio”).

If the merger is completed, each issued and outstanding share of Cardinal common stock will be converted into the right to receive 1.30 shares of Cardinal common stock (the “Cardinal Exchange Ratio”).

Based on the current number of shares of Grayson common stock and Cardinal common stock outstanding, Parkway expects to issue 5,021,837 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current Grayson shareholders would own approximately 60.2% of the shares of Parkway and current shareholders of Cardinal would own approximately 39.8% of the shares of Parkway immediately following the merger.

Both Grayson and Cardinal shareholders will receive cash for any fractional shares of Parkway common stock owed to them, on the basis of $10.45 per share of Parkway common stock. The $10.45 per share was determined at the time of execution of the merger agreement based on the pro forma book value per share of the combined company. The actual book value per share of Parkway common stock upon completion of the merger is expected to differ from this number because it is derived from the respective book values per share of Grayson and Cardinal, both of which are expected to be different when the merger is completed than they were when the merger agreement was signed. It is not necessarily an indication of the fair value of Parkway common stock or the price at which Parkway common stock will trade following completion of the merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page [●])

The merger is expected to qualify as a tax-free “reorganization” within the meaning of Section 368 of the Code. Accordingly holders of Grayson or Cardinal common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Grayson or Cardinal common stock for shares of Parkway common stock in the merger, except to the extent of cash received, including any cash received in lieu of fractional shares.

Furthermore, the holders of Grayson or Cardinal common stock will have basis in Parkway common stock received equal to the basis of Grayson or Cardinal common shares for which it was exchanged, adjusted for cash received or gain recognized. The holding period of Parkway common stock received in exchange for shares of Grayson or Cardinal common stock will include the holding period of the Grayson or Cardinal common stock for which it is exchanged.

The U.S. federal income tax consequences described above may not apply to all Grayson or Cardinal shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

For further information, please see the section entitled, “The Merger – Material United States Federal Income Tax Consequences,” beginning on page [●].

Appraisal Rights (see page [●] and Appendix D)

Each Grayson and Cardinal shareholder has the right to assert appraisal rights with respect to the merger and demand in writing that he or she be paid the fair value of the shares of his or her Grayson common stock or Cardinal common stock under the applicable provisions of Virginia law following the consummation of the merger. There are specific requirements that shareholders must follow to assert and perfect their appraisal rights.

A copy of the applicable Virginia statutory provisions is included in the joint proxy statement/prospectus as Appendix D, and a description of the procedures to demand and perfect appraisal rights is included in the section entitled, “The Merger – Appraisal Rights,” beginning on page [●].

Opinion of Grayson’s Financial Advisor (see page [●] and Appendix B)

At the November 6, 2015 meeting of the Grayson Board, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’s opinion, to the Grayson Board, of the fairness of the Grayson Exchange Ratio, from a financial point of view, to the holders of Grayson’s outstanding common stock, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated November 6, 2015, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix B to this joint proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the Grayson Board (solely in each director’s capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the Grayson Exchange Ratio was fair, from a financial point of view, to the holders of Grayson’s common stock. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Grayson Board or any holder of Grayson’s common stock as to how the Grayson Board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.

For further information, please see the section entitled, “The Merger – Opinion of Grayson’s Financial Advisor,” beginning on page [●].

Opinion of Cardinal’s Financial Advisor (see page [●] and Appendix C)

Banks Street Partners (“BSP”) has delivered a written opinion to the Cardinal Board that, as of the date of the merger agreement, based upon and subject to certain matters stated in the opinion, the Cardinal Exchange Ratio contemplated by the merger agreement was fair to the holders of Cardinal common stock from a financial point of view. We have attached the opinion to this joint proxy statement/prospectus as Appendix C. The opinion of BSP is not a recommendation to any Cardinal shareholder as to how to vote on the Cardinal merger proposal. You should read the opinion completely to understand the procedures followed, matters considered and limitations and qualifications on the reviews undertaken by BSP in providing its opinion.

For further information, please see the section entitled “The Merger – Opinion of Cardinal’s Financial Advisor,” beginning on page [●].

Grayson Board Recommendations (see page [●])

After careful consideration, the Grayson Board unanimously recommends that Grayson shareholders vote “FOR” the Grayson merger proposal and “FOR” the Grayson adjournment proposal.

For a more complete description of Grayson’s reasons for the merger and the recommendation of the Grayson Board, please see the section entitled “The Merger – Grayson’s Reasons for the Merger; Recommendation of the Grayson Board,” beginning on page [●].

Interests of Grayson Directors and Executive Officers in the Merger (see page [●])

In addition to the receipt of merger consideration on the same terms as all other Grayson shareholders, Grayson’s directors will continue service on the Parkway Board, and Grayson’s executive officers are expected to continue their employment with Parkway following completion of the merger. The Grayson Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation on the Grayson merger proposal.

These interests are discussed in more detail in the section entitled, “The Merger – Grayson’s Directors and Officers Have Financial Interests in the Merger,” beginning on page [●].

Cardinal Board Recommendations (see page [●])

After careful consideration, the Cardinal Board unanimously recommends that Cardinal shareholders vote “FOR” the Cardinal merger proposal and “FOR” the Cardinal adjournment proposal.

For a more complete description of Cardinal’s reasons for the merger and the recommendation of the Cardinal Board, please see the section entitled, “The Merger – Cardinal’s Reasons for the Merger; Recommendation of the Cardinal Board,” beginning on page [●].

Interests of Cardinal Directors and Executive Officers in the Merger (see page [●])

In addition to the receipt of merger consideration on the same terms as all other Cardinal shareholders, certain of Cardinal’s directors will continue service on the Parkway Board, certain of Cardinal’s executive officers are expected to continue with Parkway following completion of the merger and one of Cardinal’s executive officers will receive a cash severance payment related to a change in control agreement. The Cardinal Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation on the Cardinal merger proposal.

These interests are discussed in more detail in the section entitled, “The Merger – Cardinal’s Directors and Officers Have Financial Interests in the Merger,” beginning on page [●].

Accounting Treatment (see page [●])

The merger will be accounted for under the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America.

Regulatory Approvals (see page [●])

The merger and the bank merger require various approvals or waivers from bank regulatory authorities, including the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency (the “OCC”) and the Virginia Bureau of Financial Institutions. Approval of the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to either Grayson or Cardinal shareholders.

For a more complete description of the regulatory approvals, please see the section entitled, “The Merger – Regulatory Approvals Required for the Merger,” beginning on page [●].

Conditions to Complete the Merger (see page [●])

The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, including:

•	the approval of the merger by the requisite affirmative vote of the shareholders of Grayson and Cardinal;

•	the receipt of all regulatory approvals required to consummate the transactions contemplated in the merger agreement;

•	no government authority of competent jurisdiction having issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) prohibiting the merger; and

•	the registration statement of which this joint proxy statement/prospectus is a part shall have become effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the “SEC”).

Additionally, the obligation of each of Grayson and Cardinal to effect the merger is subject to the satisfaction or waiver by Grayson or Cardinal, as applicable, prior to the Effective Time of each of the following additional conditions:

•	the representations and warranties of the parties to the merger agreement set forth in the merger agreement are true and correct as of the date of the merger agreement and as of the Effective Date, and the parties must have delivered to Grayson or Cardinal, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer;

•	the parties to the merger agreement must have performed in all material respects all obligations required to be performed by them under the merger agreement at or before the Effective Time, and shall have delivered to Grayson or Cardinal, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer;

•	Grayson or Cardinal, as applicable, must have received the opinion of its counsel, to the effect that the merger will be treated as a reorganization within the meaning of Section 368 of the Code; and

•	Grayson or Cardinal, as applicable, must have received support agreements executed by each member of the board of directors of the other party. As of the date hereof, all support agreements have been received by the applicable parties.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

No Solicitation (see page [●])

Both parties have agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving other potential transactions and certain related matters. The merger agreement does not, however, prohibit either party from considering an unsolicited bona fide transaction proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (see page [●])

The merger agreement can be terminated, and the merger may be abandoned:

•	by the mutual consent of Grayson and Cardinal;

•	by Grayson, Cardinal or Parkway, at any time prior to the Effective Time, if another party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, provided that such breach or failure cannot be cured within 30 days of receipt of written notice thereof;

•	by Grayson or Cardinal if the merger does not occur on or before September 30, 2016; provided that the failure to consummate the merger did not arise out of or result from the knowing action or inaction of the party seeking to terminate;

•	by Cardinal (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if the conditions to Cardinal’s obligations have not been satisfied by Grayson within five business days after satisfaction of the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Grayson within 30 days after the giving of written notice of such failure) and have not been waived by Cardinal;

•	by Grayson (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if the conditions to Grayson’s obligations have not been satisfied by Cardinal within five business days after satisfaction of the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Cardinal within 30 days after the giving of written notice of such failure) and have not been waived by Grayson;

•	by Grayson or Cardinal if the approval of any governmental authority required for consummation of the merger and the other transactions contemplated in the merger agreement shall have been denied by final nonappealable action of such governmental authority;

•	by Grayson or Cardinal if any shareholder approval required by the merger agreement is not obtained at the Grayson special meeting or the Cardinal special meeting;

•	by Grayson, at any time prior to the Cardinal special meeting, if the Cardinal Board fails to recommend that its shareholders approve and adopt the merger agreement, or in a manner adverse to Grayson, withdraws, modifies or changes such recommendation of the merger agreement and/or the merger to its shareholders;

•	by Cardinal, at any time prior to the Grayson special meeting, if the Grayson Board fails to recommend that its shareholders approve and adopt the merger agreement, or in a manner adverse to Cardinal, withdraws, modifies or changes such recommendation of the merger agreement and/or the merger to its shareholders; or

•	by Cardinal or Grayson prior to receipt of the approval of the merger by the shareholders of the other party, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Superior Proposal (as such term is defined in the merger agreement); provided, however, that the party terminating the merger agreement has paid the termination fee and expense reimbursement (as discussed below).

Termination Fees (see page [●])

Grayson or Cardinal, as applicable, must pay the other party a termination fee of $500,000, plus an expense reimbursement not to exceed $250,000 if:

•	Grayson or Cardinal, as applicable, terminates the merger agreement to enter into an agreement with respect to a Superior Proposal (as such term is defined in the merger agreement); or

•	Grayson or Cardinal, as applicable, terminates the merger agreement prior to the special meeting of the other party, because the other party’s board of directors failed to make its recommendation regarding approval of the merger agreement, withdrew such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interest of Grayson or Cardinal, as applicable, and prior to the date that is 12 months after such termination, the other party or any of its subsidiaries, enters into an Acquisition Agreement or any Acquisition Proposal is consummated (as such terms are defined in the merger agreement).

Grayson Special Meeting (see page [●])

The Grayson special meeting is scheduled to take place on [●], [●], 2016 at [●] [a][p].m., local time, at the Independence Volunteer Fire Department, 529 Davis Street, Independence, Virginia. At the special meeting, Grayson shareholders will be asked to vote on:

•	the Grayson merger proposal; and

•	the Grayson adjournment proposal.

Holders of Grayson common stock as of the close of business on [●], 2016, are entitled to notice of and to vote at the Grayson special meeting. As of the record date, there were [1,718,968] shares of Grayson common stock outstanding and entitled to vote held by approximately

[1,113] holders of record. Each Grayson shareholder can cast one vote for each share of Grayson common stock owned on the record date.

As of the record date, directors and executive officers of Grayson and their affiliates beneficially owned [61,098] shares of Grayson common stock.

Each director of Grayson and Grayson National Bank has entered into a separate support agreement with Parkway. The support agreements provide, among other things, that each director will, in such director’s capacity as a shareholder of Grayson, and not in his or her role as a director, vote in favor of the merger, not transfer any shares currently owned, and not authorize or induce any person to solicit from any third party any inquiries or proposals relating to the merger. As of the record date, [50,761] shares, representing approximately [2.95]% of the aggregate voting power of Grayson shares entitled to vote at the Grayson special meeting, were subject to a support agreement.

Cardinal Special Meeting (see page [●])

The Cardinal special meeting is scheduled to take place on [●], [●], 2016 at [●] [a][p].m., local time, at the Bank of Floyd Conference Center, 101 Jacksonville Circle, Floyd, Virginia. At the special meeting, Cardinal shareholders will be asked to vote on:

•	the Cardinal merger proposal; and

•	the Cardinal adjournment proposal.

Holders of Cardinal common stock as of the close of business on [●], 2016, are entitled to notice of and to vote at the Cardinal special meeting. As of the record date, there were [1,535,733] shares of Cardinal common stock outstanding and entitled to vote held by approximately [630] holders of record. Each Cardinal shareholder can cast one vote for each share of Cardinal common stock owned on the record date.

As of the record date, directors and executive officers of Cardinal and their affiliates beneficially owned [136,806] shares of Cardinal common stock.

Each director of Cardinal and the Bank of Floyd has entered into a separate support agreement with Parkway. The support agreements provide, among other things, that each director will, in such director’s capacity as a shareholder of Cardinal, and not in his or her role as a director, vote in favor of the merger, not transfer any shares currently owned, and not authorize or induce any person to solicit from any third party any inquiries or proposals relating to the merger. As of the record date, [117,593] shares, representing approximately [7.66]% of the aggregate voting power of Cardinal shares entitled to vote at the Cardinal special meeting, were subject to a support agreement.

Required Shareholder Votes (see page [●])

Approval of the Grayson merger proposal requires the affirmative vote of more than two-thirds of all of the outstanding shares of Grayson common stock entitled to vote on the merger as of the close of business on [●], 2016, the record date for the Grayson special meeting. If you (1) fail to submit a proxy or vote in person at the Grayson special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Grayson adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal. If you (1) fail to submit a proxy or vote in person at the Grayson special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Grayson adjournment proposal, it will have no effect on the outcome of that proposal.

Approval of the Cardinal merger proposal requires the affirmative vote of more than two-thirds of all of the outstanding shares of Cardinal common stock entitled to vote on the merger as of the close of business on [●], 2016, the record date for the Cardinal special meeting. If you (1) fail to submit a proxy or vote in person at the Cardinal special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Cardinal adjournment proposal requires the affirmative vote of a majority of the shares represented at the Cardinal special meeting. If you (1) fail to submit a proxy or vote in person at the Cardinal special meeting, or (2) fail to instruct your bank or broker how to vote with respect to the Cardinal adjournment proposal, it will have no effect on the outcome of that proposal. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal.

No Restrictions on Resale (see page [●])

All shares of Parkway common stock received by Grayson and Cardinal shareholders in the merger will be freely tradable, except that shares of Parkway received by persons who are or become affiliates of Parkway for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Comparative Rights of Shareholders (see page [●])

The rights of Grayson and Cardinal shareholders who continue as Parkway shareholders after the merger will be governed by Virginia law and the articles of incorporation and bylaws of Parkway, which are different from Grayson’s and Cardinal’s existing articles of incorporation and bylaws.

For more information, please see the section entitled, “Comparison of Shareholders’ Rights,” beginning on page [●].

Risk Factors (see page [●])

Before voting at the Grayson special meeting or the Cardinal special meeting, you should carefully consider all of the information contained in this joint proxy statement/prospectus, including the risk factors set forth in the section entitled, “Risk Factors,” beginning on page [●].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GRAYSON

The following table sets forth certain of Grayson’s consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2015. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2015, is derived from Grayson’s audited consolidated financial statements.

The selected historical financial data below is only a summary and should be read in conjunction with Grayson’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Summary of Operations

Interest income	$12,703	$12,996	$12,858	$13,528	$15,388
Interest expense	2,226	2,600	2,992	3,581	4,867

Net interest income	10,477	10,396	9,866	9,947	10,521
Provision for loan losses	(187)	294	1,233	1,542	4,785
Other income	2,511	2,961	2,598	4,187	2,817
Other expense	11,580	11,902	11,455	13,020	11,413
Income taxes	598	295	(229)	(283)	(1,214)

Net income (loss)	$997	$866	$5	$(145)	$(1,646)

Per Share Data

Net income (loss)	$.58	$.50	$—	$(.08)	$(.96)
Cash dividends declared	.10	—	—	—	.10
Book value	17.83	17.43	16.39	17.06	16.49

Year-End Balance Sheet Summary

Loans, net	$237,798	$218,805	$207,107	$200,450	$214,227
Investment Securities	56,050	69,037	70,404	54,385	49,507
Total Assets	331,760	333,064	331,461	336,382	346,383
Deposits	279,875	282,136	282,376	286,198	297,252
Stockholders’ equity	30,656	29,968	28,167	29,332	28,340

Selected Ratios

Return on average assets	0.30%	0.26%	0.00%	(0.04)%	(0.46)%
Return on average equity	3.22%	2.93%	0.02%	(0.51)%	(5.45)%
Average equity to average assets	9.33%	8.94%	8.71%	8.44%	8.44%

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CARDINAL

The following table sets forth certain of Cardinal’s consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2015. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2015, is derived from Cardinal’s audited consolidated financial statements.

The selected historical financial data below is only a summary and should be read in conjunction with Cardinal’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Summary of Operations
Interest income	$9,911	$9,526	$9,377	$9,046	$10,134
Interest expense	1,629	1,907	2,280	3,040	3,066

Net interest income	8,282	7,619	7,097	6,006	7,068
Provision for loan losses	(484)	(853)	3,134	5,772	592
Noninterest income	1,263	667	1434	975	415
Noninterest expense	9,530	8,853	8,703	7,896	5,727
Income taxes	0	0	3,927	(2,528)	65

Net income (loss)	$499	$286	$(7,233)	$(4,159)	$1,099

Per Share Data
Basic earnings per share	$0.32	$0.19	$(4.71)	$(2.71)	$0.72
Diluted earnings per share	0.32	0.19	(4.71)	(2.71)	0.72
Cash dividends declared	0.00	0.00	0.10	0.20	0.16
Book value	13.55	13.24	11.28	18.58	21.51
Period End Balance Sheet Summary
Assets	$260,167	$276,816	$268,847	$282,112	$266,160
Loans, net	165,484	166,964	143,169	127,121	127,291
Securities	66,586	84,380	97,931	118,649	70,647
Earning Assets	242,245	259,006	249,775	261,233	248,567
Deposits	222,072	235,110	241,743	252,168	232,411
Stockholders’ equity	20,807	20,333	17,320	28,538	33,033
Shares outstanding	1,535,733	1,535,733	1,535,733	1,535,733	1,535,733
Average Daily Balance
Assets	$270,647	$268,020	$276,278	$276,358	$250,349
Loans, net	169,773	151,390	136,504	116,082	139,382
Securities	74,678	92,596	109,502	97,130	61,197
Earning Assets	254,852	254,209	256,934	236,035	237,546
Deposits	230,435	235,692	241,971	243,927	217,488
Stockholders’ equity	20,739	19,633	25,552	31,132	32,694
Shares outstanding	1,535,733	1,535,733	1,535,733	1,535,733	1,535,733
Select Ratios
Return on average assets	0.18%	0.11%	(2.62)%	(1.50)%	0.44%
Return on average equity	2.41%	1.46%	(28.30)%	(13.36)%	3.36%
Dividends declared as percent of net income (loss)	0.00%	0.00%	(2.12)%	(7.38)%	22.40%
Net interest margin (tax-equivalent basis)	3.30%	3.05%	2.84%	2.47%	3.09%
Allowance for loan losses as a percentage of total loans	1.32%	1.82%	1.96%	1.18%	2.20%
Average equity to average assets	7.66%	7.33%	9.25%	11.26%	13.06%
Risk-based capital	13.55%	12.99%	13.89%	17.48%	22.51%

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following pro forma information has been derived from and should be read in conjunction with Grayson’s and Cardinal’s consolidated financial statements for the year ended December 31, 2015, included elsewhere in this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled, “Unaudited Pro Forma Combined Condensed Consolidated Financial Information,” beginning on page [●] and the other financial information contained elsewhere in this joint proxy statement/prospectus.

As of and For the Year Ended December 31, 2015
Parkway Pro Forma Combined Consolidated Statements of Income
Total interest income	$22,614
Total interest expense	3,665
Net interest income	18,949
Provision for loan losses	(671)
Non-interest income	3,774
Non-interest expense	21,231
Income before income tax expense	1,516
Income tax expense	621
Net income	1,542
Net income available to common shareholders	1,542
Parkway Pro Forma Common Share Data
Basic earnings per share	$0.31
Diluted earnings per share	0.31
Cash dividends per share	0.03
Parkway Pro Forma Consolidated Balance Sheet
Investment securities	$121,314
Loans	405,571
Total assets	593,871
Deposits	502,853
Borrowings	36,000
Common shareholders’ equity	52,202

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table shows per common share data regarding basic and diluted net income, book value and cash dividends per share for (1) Grayson and Cardinal on a historical basis, (2) Parkway as the combined company after giving effect to the merger and (3) Grayson and Cardinal on a pro forma equivalent basis. The pro forma basic and diluted net income per share information was computed as if the merger had been completed on January 1, 2015. The pro forma book value per share information was computed as if the merger had been completed on December 31, 2015.

The following pro forma information has been derived from and should be read in conjunction with Grayson’s and Cardinal’s consolidated financial statements for the year ended December 31, 2015, included elsewhere in this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the net income per share, book value per share, operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future net income per share, book value per share, operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of Parkway as the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled, “Unaudited Pro Forma Combined Condensed Consolidated Financial Information,” beginning on page [●] and the other financial information contained elsewhere in this joint proxy statement/prospectus.

As of and For the Year Ended December 31, 2015
Grayson Historical
Net income per common share (basic and diluted)	$0.58
Book value per common share (basic and diluted)	17.83
Cash dividends declared per share	0.10
Cardinal Historical
Net income per common share (basic and diluted)	$0.32
Book value per common share (basic and diluted)	13.55
Cash dividends declared per share	0.00
Parkway Pro Forma Combined
Net income per common share (basic and diluted)	$0.31
Book value per common share (basic and diluted)	10.40
Cash dividends declared per share	0.03
Pro Forma Grayson Equivalent(1)
Net income per common share (basic and diluted)	$0.55
Book value per common share (basic and diluted)	18.30
Cash dividends declared per share	0.05
Pro Forma Cardinal Equivalent(2)
Net income per common share (basic and diluted)	$0.40
Book value per common share (basic and diluted)	13.52
Cash dividends declared per share	0.04

(1)	Grayson shareholders will receive 1.76 shares of Parkway common stock for each share of Grayson common stock.
(2)	Cardinal shareholders will receive 1.30 shares of Parkway common stock for each share of Cardinal common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Parkway was incorporated under Virginia law on November 2, 2015 and has one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Accordingly, there is currently no trading market and no market price for Parkway common stock.

Grayson common stock is quoted on the OTC Pink marketplace under the symbol “GSON.” As of March 7, 2016, there were 1,718,968 shares of Grayson common stock outstanding held by 1,113 holders of record. The closing price of Grayson common stock on November 6, 2015, the last trading day before the public announcement of the signing of the merger agreement, and on [●], 2016, the latest practicable date before the date of this joint proxy statement/prospectus, was $8.77 and $[●], respectively.

Cardinal common stock is quoted on the OTC Pink marketplace under the symbol “CDBK.” As of March 7, 2016, there were 1,535,733 shares of Cardinal common stock outstanding held by 630 holders of record. The closing price of Cardinal common stock on November 6, 2015, the last trading day before the public announcement of the signing of the merger agreement, and on [●], 2016, the latest practicable date before the date of this joint proxy statement/prospectus, was $8.81 and $[●], respectively.

The actual market prices for Grayson common stock and Cardinal common stock may change. Because the exchange ratios are fixed, the number of shares that Grayson and Cardinal shareholders receive in the merger will not change. The value of those shares, however, may change following completion of the merger based on the trading price of Parkway common stock, for which there is currently no trading market. After the completion of the merger, there will be no further trading in Grayson or Cardinal common stock.

The table below sets forth, for the calendar quarters indicated, the high and low closing prices per share of Grayson and Cardinal common stock.

	Grayson Common Stock			Cardinal Common Stock
	High	Low	Dividends	High	Low	Dividends
2014
First quarter	$6.00	$5.50	—	$11.74	$9.25	—
Second quarter	8.55	5.95	—	9.70	7.75	—
Third quarter	10.00	7.60	—	9.15	8.00	—
Fourth quarter	8.00	7.36	—	9.10	8.11	—
2015
First quarter	8.25	7.52	—	8.99	8.25	—
Second quarter	8.50	7.61	—	9.60	8.00	—
Third quarter	9.00	8.50	0.10	9.35	9.05	—
Fourth quarter	11.35	8.75	—	9.35	8.55	—
2016
First quarter (through March 7, 2016)	11.70	11.10	—	8.75	8.52	—

Grayson’s ability to distribute cash dividends depends primarily on the ability of Grayson National Bank to pay dividends to it. Grayson is a legal entity, separate and distinct from its subsidiaries. A significant portion of Grayson’s revenues result from dividends paid to it by Grayson National Bank. There are various legal limitations applicable to the payment of dividends by Grayson National Bank to Grayson and to the payment of dividends by Grayson to its shareholders. As a national bank, Grayson National Bank is subject to certain restrictions on its reserves and capital imposed by federal banking statutes and regulations. Under OCC regulations, a national bank may not declare a dividend in excess of its undivided profits. Additionally, a national bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the national bank in any calendar year exceeds the total of the national bank’s retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the OCC. A national bank may not declare or pay any dividend if, after making the dividend, the national bank would be “undercapitalized,” as defined in regulations of the OCC. In addition, under the current supervisory practices of the Federal Reserve, Grayson should inform and consult with its regulators reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to Grayson’s capital structure.

The final determination of the timing, amount and payment of dividends on Grayson’s common stock is at the discretion of the Grayson Board and will depend upon the earnings of Grayson and its subsidiaries, principally Grayson National Bank, its financial condition and other factors, including general economic conditions and applicable governmental regulations and policies.

When made, Cardinal’s dividend payments to shareholders are made primarily from dividends received from the Bank of Floyd. The Bank of Floyd, as a Virginia banking entity and a member of the Federal Reserve, may pay dividends only out of its retained earnings. However, state and federal regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of such bank.

Following completion of the merger, Parkway will make dividend payments when, if and in such amounts declared from time to time at the discretion of the Parkway Board. Any such determination by the Parkway Board will depend upon the earnings of Parkway and its subsidiaries, principally the Surviving Bank, its financial condition and other factors, including general economic conditions and applicable governmental regulations and policies. Parkway and the Surviving Bank, as a bank holding company and a national bank, respectively, will be subject to substantially the same regulatory restrictions on the payment of dividends as currently are applicable to Grayson and Grayson National Bank.

RISK FACTORS

The merger, including the issuance of Parkway common stock and the other transactions contemplated by the merger agreement, involves significant risks. Grayson shareholders and Cardinal shareholders should carefully read and consider the following factors in deciding whether to vote for the merger proposal.

Risks Related to the Merger

Because there is no trading market for Parkway’s common stock and the exchange ratios are fixed, you cannot be sure of the value of the merger consideration that you may receive.

Upon completion of the merger, each share of Grayson common stock will be converted into the right to receive merger consideration consisting of 1.76 shares of Parkway common stock, and each share of Cardinal common stock will be converted into the right to receive merger consideration consisting of 1.30 shares of Parkway common stock. Parkway was recently incorporated under Virginia law and has only one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Parkway has no material assets or liabilities, has not conducted any business and will not conduct any business prior to consummation of the merger except to perform its obligations under the merger agreement. Accordingly, there is currently no trading market and no market price for Parkway common stock. This lack of a public market makes it difficult to determine the value of Parkway common stock.

In addition, the value of the Parkway common stock to be received upon completion of the merger will depend in part upon the underlying valuation of the business operations and prospects of the combined company. Such valuation may be impacted by a variety of factors, including general market and economic conditions, changes in the companies’ respective businesses, operations and prospects during the pendency of the merger and regulatory considerations. Many of these factors are beyond the companies’ control. Despite any such variations, the Grayson Exchange Ratio and the Cardinal Exchange Ratio will not change.

For accounting purposes, the merger will be accounted for as an acquisition of Cardinal by Grayson using the acquisition method of accounting. As such, the preliminary pro forma purchase price is estimated using the recent trading price of Grayson of $11.70 per share, adjusted for the Grayson exchange ratio. Grayson’s common stock is thinly traded and does not have an active trading market; therefore, the current trading price may not necessarily be indicative of its fair market value. An increase or decrease in the value of Grayson’s common stock would result in an increase or decrease in the pro forma purchase price and resulting gain, as discussed under “Unaudited Pro Forma Combined Condensed Financial Information” beginning on page [•] of this joint proxy statement/prospectus. The equity of Parkway reflected in the unaudited pro forma financial information is not necessarily an indication of the fair value of Parkway’s equity or the price at which Parkway common stock will trade upon completion of the merger, and the resulting purchase gain or goodwill recognized may differ materially from the amount reflected in the unaudited pro forma financial information. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in the unaudited pro forma financial information.

Due to the difficulty in determining the value of Parkway common stock and the fixed exchange ratios, Grayson and Cardinal shareholders will not know or be able to calculate the value of any Parkway common stock they will receive in the merger at the time they submit their proxy or at the time of the respective special shareholders’ meetings.

The companies may fail to realize the cost savings the companies estimate for the merger.

The success of the merger will depend in part on the companies’ ability to realize the estimated cost savings from combining the businesses of Grayson and Cardinal. Grayson’s and Cardinal’s management originally estimated that annual cost savings of approximately $2.5 million would be realized from the merger. While the companies believe, as of the date of this joint proxy statement/prospectus, that these cost savings estimates are achievable, it is possible that the potential cost savings may be more difficult to achieve than the companies anticipate. The companies’ cost savings estimates also depend on their ability to combine the businesses of Grayson and Cardinal in a manner that permits those cost savings to be realized. The anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining the two banks may be more difficult, costly or time-consuming than expected, or could result in the loss of customers.

The companies have operated, and, until the completion of the merger, will continue to operate, independently. The success of the merger will depend on a number of factors, including, but not limited to the combined company’s ability to:

•	Timely and successfully integrate the operations of Grayson and Cardinal;

•	Retain key employees of Grayson and Cardinal, and retain and attract qualified personnel to, the combined company; and

•	Maintain existing relationships with customers, suppliers and vendors of Grayson and Cardinal.

It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the Board of Governors of the Federal Reserve System, the OCC and the Virginia Bureau of Financial Institutions. These regulators may impose conditions on the granting of such approvals or changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Parkway following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are burdensome, not anticipated or cannot be met. If the necessary governmental approvals or waivers contain such conditions, the business, financial condition and results of operations of Parkway may be materially adversely affected.

A significant delay in the completion of the merger could negatively impact Grayson and Cardinal as a combined company.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: (1) approval of the merger agreement by Grayson shareholders and Cardinal shareholders, (2) receipt of all required approvals from bank regulatory authorities and expiration of all applicable waiting periods, (3) absence of any statute, rule, regulation, judgment, decree, injunction or other order prohibiting the completion of the merger and (4) effectiveness of the registration statement of which this joint proxy statement/prospectus is a part.

If these conditions to the completion of the merger are not fulfilled when expected and, accordingly, the completion of the merger is delayed, the diversion of management attention from pursuing other opportunities, the constraints in the merger agreement on the ability to make significant changes to each company’s ongoing business during the pendency of the merger, the incurrence of additional merger-related expenses, and other market and economic factors could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The fairness opinions of Grayson’s and Cardinal’s financial advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the dates of the opinion and the respective shareholder meetings or the completion of the merger.

The fairness opinions obtained by Grayson and Cardinal were dated November 6, 2015, which is the date the merger agreement was signed, and speak only as of that date. Because neither Grayson nor Cardinal anticipates asking its financial advisor to update its opinion, the opinions will not address the fairness of the Grayson Exchange Ratio or the Cardinal Exchange Ratio from a financial point of view at the time the merger is completed or as of any other date other than the date of such opinions. Accordingly, the fairness opinions will not reflect subsequent changes in the operations and prospects of Grayson or Cardinal, general market and economic conditions and other factors that may be beyond the control of Grayson or Cardinal, and upon which the financial advisors’ opinions were based, and that may significantly alter the value of Cardinal or Grayson, the prices of the shares of Grayson common stock or Cardinal common stock, or the value of Parkway, as the combined company, by the time the merger is completed.

If the merger is completed, Grayson shareholders and Cardinal shareholders will have less influence on the management and policies of the combined company than they had on Grayson or Cardinal independently before the merger.

After the merger is complete, it is anticipated that approximately 60.2% of the shares of Parkway will be held by former shareholders of Grayson and approximately 39.8% of the shares of Parkway will be held by former shareholders of Cardinal. Consequently, shareholders of Grayson and Cardinal will have significantly less influence on the management and policies of Parkway after the merger than they now have on the management and policies of Grayson or Cardinal, respectively. In addition, the Parkway Board consists of eight members of the Grayson Board and four members of the Cardinal Board. Pursuant to the merger agreement and Parkway’s bylaws, Cardinal may, before the consummation of the merger, appoint a thirteenth director on the Parkway Board. Additionally, the members of the Parkway Board who were formerly members of the Cardinal Board, after consultation with the entire Parkway Board, may appoint an additional (fourteenth) director to the Parkway Board following completion of the merger.

Risks Related to the Business of the Combined Company

An investment in Parkway’s common stock involves certain risks, including those described below. The risks discussed below are substantially similar to those which Grayson and Cardinal currently face as independent companies in the banking industry. Unless otherwise indicated or as the context requires, all references in this section to “we,” “us” and “our” refer to Parkway or the Surviving Bank, as appropriate.

We may be adversely affected by economic conditions in our market area.

We are located in southwestern Virginia, and our local economy is heavily influenced by the furniture and textile industries, both of which have been in decline in recent years. Further changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. Higher unemployment rates may lead to future increases in past-due and nonperforming loans thus having a negative impact on the earnings of the Surviving Bank. An additional, significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control, would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. At December 31, 2015, Grayson had $223.5 million of such loans outstanding, or 92.64% of its total loans, and Cardinal had $121 million of such loans outstanding, or 72.1% of its total loans. A major change in the real estate market, such as deterioration in the value of this collateral, or in the local or national economy, could adversely affect our customers’ ability to pay these loans, which in turn could impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Should our loan quality deteriorate, and our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. In addition, we maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses within our loan portfolio. We could sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to deterioration in asset quality in a timely manner. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations.

The amount of future loan losses will be influenced by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, we cannot precisely predict such losses or be certain that the loan loss allowance will be adequate in the future. While the risk of nonpayment is inherent in banking, we could experience greater nonpayment levels than we anticipate. Further deterioration in the quality of our loan portfolio could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase further, which could adversely affect our results of operations and financial condition.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of management. Any increase in the amount of the provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results and financial condition.

An inability to maintain our regulatory capital position could adversely affect our operations.

As of December 31, 2015, Grayson National Bank and the Bank of Floyd were classified as well capitalized for regulatory capital purposes, and we expect that the Surviving Bank will be well capitalized following completion of the merger. If we do not maintain the expected levels of regulatory capital in the future, it could increase the regulatory scrutiny on Parkway and the Surviving Bank, and the OCC could establish individual minimum capital ratios or take other regulatory actions against us. Further, if the Surviving Bank were no longer “well capitalized” for regulatory capital purposes, it would not be able to offer interest rates on deposit accounts that are significantly higher than the average rates in its market area. As a result, it may be more difficult for us to increase deposits. If we are not able to attract new deposits, our ability to fund our loan portfolio may be adversely affected. In addition, we would pay higher insurance premiums to the FDIC, which would reduce our earnings.

Our ability to maintain adequate sources of liquidity may be negatively impacted by the economic environment which could adversely affect our financial condition and results of operations.

In managing our consolidated balance sheet, we depend on cash and due from banks, federal funds sold, loan and investment security payments, core deposits, lines of credit with correspondent banks and lines of credit with the Federal Home Loan Bank to provide sufficient liquidity to meet our commitments and business needs, and to accommodate the transaction and cash management needs of clients. The availability of these funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, and such perception can change quickly in response to market conditions or circumstances unique to a particular company. Any event that limits our access to these sources, such as a decline in the confidence of debt purchasers, or our depositors or counterparties, may adversely affect our liquidity, financial position, and results of operations.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability will depend in substantial part upon the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. Changes in interest rates will affect our operating performance and financial condition in diverse ways including the pricing of securities, loans and deposits and the volume of loan originations in our mortgage-origination office. We attempt to minimize our exposure to interest rate risk, but we will be unable to eliminate it. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.

We may be adversely impacted by changes in market conditions.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. As a financial institution, market risk is inherent in the financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt and trading account assets and liabilities. A few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Our investment securities portfolio, in particular, may be impacted by market conditions beyond our control, including rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and inactivity or instability in the credit markets. Any changes in these conditions, in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio.

Our small-to-medium sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small and medium sized businesses. These businesses generally have less capital or borrowing capacity than larger entities. If general economic conditions adversely affect this major economic sector in our markets, our results of operations and financial condition may be adversely affected.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Our ability to operate profitably may be dependent on our ability to implement various technologies into our operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. Our ability to compete successfully in our market may depend on the extent to which we are able to exploit such technological changes. If we are not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train our staff to use such technologies, our business, financial condition or operating results could be adversely affected.

Our operations depend upon third party vendors that perform services for us.

We are reliant upon certain external vendors to provide products and services necessary to maintain our day-to-day operations, including data processing and interchange and transmission services for the ATM network. Accordingly, our success depends on the services provided by these vendors, and our operations are exposed to risk that these vendors will not perform in accordance with the contracted service agreements. Although we maintain a system of policies and procedures designed to monitor and mitigate vendor risks, the failure of an external vendor to perform in accordance with the contracted arrangements under service agreements could disrupt our operations, which could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our operations may be adversely affected by cybersecurity risks.

In the ordinary course of business, we collect and store sensitive data, including proprietary business information and personally identifiable information of our customers and employees, in systems and on networks. The secure processing, maintenance and use of this information is critical to our operations and business strategy. We have invested in accepted technologies and review processes and practices that are designed to protect our networks, computers and data from damage or unauthorized access. Despite these security measures, our computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. A breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. A breach in security could result in legal claims, regulatory penalties, disruption in operations and damage to our reputation, which could adversely affect our business.

Our inability to successfully manage growth or implement our growth strategy may adversely affect our results of operations and financial condition.

A key aspect of our long-term business strategy is our continued growth and expansion. We may not be able to successfully implement this strategy if we are unable to identify attractive expansion locations or opportunities in the future. In addition, our successful implementation and management of growth will be contingent upon whether we can maintain appropriate levels of capital to support our growth, maintain control over expenses, maintain adequate asset quality, attract talented bankers and successfully integrate into the organization, any branches or businesses acquired. As we continue to implement our growth strategy, we expect to incur increased personnel, occupancy and other operating expenses. In many cases, our expenses will increase prior to the income we expect to generate from the growth. For instance, in the case of new branches, we must absorb these expenses prior to or as we begin to generate new deposits, and there is a further time lag involved in redeploying the new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to branch or expand loan or mortgage operations could depress earnings in the short run, even if we are able to efficiently execute our strategy.

Our profitability may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking legislation and regulations have had, and will continue to have, a significant impact on the financial services industry. These regulations, which are intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence our earnings and growth. Our success depends on our continued ability to comply with these regulations.

We may be subject to more stringent capital requirements, which could adversely affect our results of operations and future growth.

In 2013, the Federal Reserve, the FDIC and the OCC approved a new rule that substantially amends the regulatory risk-based capital rules applicable to us. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The final rule included new minimum risk-based capital and leverage ratios that became effective for us on January 1, 2015, and refined the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements are: (i) a new common equity Tier 1 (“CET1”) capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%, which is increased from 4%; (iii) a total capital ratio of 8%, which is unchanged from the current rules; and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation buffer” of 2.5% above the new regulatory minimum capital ratios, and when fully effective in 2019, will result in the following minimum ratios: (a) a common equity Tier 1 capital ratio of 7.0%; (b) a Tier 1 to risk-based assets capital ratio of 8.5%; and (c) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such activities. In addition, the final rule provides for a number of new deductions from and adjustments to capital and prescribes a revised approach for risk weightings that could result in higher risk weights for a variety of asset categories. In February 2015, the agencies increased the filing threshold to exempt holding companies under $1 billion concerning computing and reporting consolidated capital ratios. Therefore, currently, the new BASEL III ratios will be applicable only to the Surviving Bank.

The application of these more stringent capital requirements for us could, among other things, result in lower returns on equity, require the raising of additional capital, adversely affect our future growth opportunities, and result in regulatory actions such as a prohibition on the payment of dividends or on the repurchase shares if we were unable to comply with such requirements.

Government measures to regulate the financial industry could materially affect our businesses, financial condition or results of operations.

As a financial institution, we are heavily regulated at the state and federal levels. Banking regulations generally are intended to protect depositors, not investors, and regulators have broad interpretive and enforcement powers beyond our control that may change rapidly and unpredictably and could influence our earnings and growth. Future changes in the laws or regulations or their interpretations or enforcement could be materially adverse to us and our shareholders.

Further, as a result of the financial crisis and related global economic downturn that began in 2008, we have faced, and expect to continue to face, increased public and legislative scrutiny as well as stricter and more comprehensive regulation of our financial services practices. In July 2010, the Dodd-Frank Act was signed into law. Many of the provisions of the Dodd-Frank Act have begun to be or will be phased in over the next several months or years and will be subject both to further rulemaking and the discretion of applicable regulatory bodies. Although we cannot predict the full effect of the Dodd-Frank Act on our operations, it, as well as the future rules implementing its reforms, could impose significant additional costs on us, limit the products we offer, limit our ability to pursue business opportunities in an efficient manner, require us to increase our regulatory capital, impact the values of assets that we hold, significantly reduce our revenues or otherwise materially and adversely affect our businesses, financial condition, or results of operations. The ultimate impact of the final rules on our businesses and results of operations, however, will depend on regulatory interpretation and rulemaking, as well as the success of our actions to mitigate the negative earnings impact of certain provisions.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, Parkway will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a result of disclosure of information in this registration statement and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

Risks Related to Parkway’s Common Stock

Parkway’s common stock does not currently have an established trading market, and a liquid market for its common stock may not develop after the merger.

Parkway was recently incorporated under Virginia law and has only one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Parkway has no material assets or liabilities, has not conducted any business and will not conduct any business prior to consummation of the merger except to perform its obligations under the merger agreement. Accordingly, there is currently no trading market and no current market price for Parkway common stock.

Parkway plans to cause its common stock to be quoted on the OTC Market Group’s OTCQX marketplace or other quotation system at or following closing of the merger, but there can be no guarantee that a liquid trading market for the stock will develop after the merger. Shares of Grayson’s and Cardinal’s common stock are each quoted on OTC Pink marketplace; however, the volume of trading activity in each stock is relatively limited. The lack of liquidity of the investment in the common shares should be carefully considered when making an investment decision. Even if a more active market develops, there can be no assurance that such market will continue, and it may be difficult for you to sell your shares of Parkway common stock at the times or prices that you desire.

Parkway’s ability to pay dividends is limited, and Parkway may be unable to pay future dividends.

Parkway’s ability to pay dividends will be limited by regulatory restrictions and the need to maintain sufficient capital in Parkway and the Surviving Bank following the merger. The ability of the Surviving Bank to pay dividends to Parkway also will be limited by the bank’s obligations to maintain sufficient capital, earnings and liquidity and by other general restrictions on its dividends under federal and state bank regulatory requirements. See the section entitled, “Comparative Per Share Market Price and Dividend Information,” beginning on page [●]. Any future financing arrangements that Parkway enters into may also limit its ability to pay dividends to its shareholders. If we do not satisfy these regulatory requirements or arrangements, Parkway will be unable to pay dividends on its common stock. Further, even if Parkway has earnings and available cash in an amount sufficient to pay dividends to its shareholders of common stock, the Parkway Board, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

If Parkway issues additional shares of common stock or other equity securities after the merger, your beneficial ownership percentage will be diluted.

Following the completion of the merger, the Parkway Board, without the approval of shareholders, could from time to time decide to issue additional shares of common stock or shares of preferred stock, which may dilute your holdings. Any sale of additional shares of Parkway common stock may be at prices lower than the market value of the shares you receive in the merger or on terms better than those of the shares you receive in the merger.

Certain provisions under Parkway’s articles of incorporation and Virginia corporate law may make it difficult for others to obtain control of Parkway even if such a change in control may be favored by some shareholders.

Certain provisions in Parkway’s articles of incorporation and applicable Virginia corporate law may have the effect of discouraging a change of control of Parkway even if such a transaction is favored by some of its shareholders and could result in shareholders receiving a substantial premium over the then-current market price of Parkway’s common stock. The primary purpose of these provisions is to encourage negotiations with Parkway’s management by persons interested in acquiring control of Parkway. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director. See the section entitled, “Description of Parkway’s Capital Stock—Antitakeover Provisions of Parkway’s Articles of Incorporation, Bylaws and Virginia Law,” beginning on page [●].

An investment in Parkway’s common stock is not an insured deposit.

Parkway’s common stock is not a bank deposit and, therefore, it is not insured against loss by the Federal Deposit Insurance Corporation or by any other public or private entity. Investment in Parkway’s common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this joint proxy statement/prospectus and is subject to the same market forces that affect the price of common stock in any company and, as a result, you may lose some or all of your investment.

Parkway’s bylaws designate a circuit court or federal court with jurisdiction over the County of Grayson, Virginia as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Parkway’s shareholders, which could limit the ability of Parkway’s shareholders to select a judicial forum viewed by the shareholders as more favorable for disputes with Parkway and Parkway’s directors, officers or employees.

Section 5.6 of Parkway’s bylaws provides that a circuit court or a federal district court with jurisdiction over the County of Grayson, Virginia shall be the sole and exclusive forum for (i) any derivative action brought on behalf of Parkway; (ii) any action for breach of duty to Parkway or Parkway’s shareholders by any current or former officer or director of Parkway; or (iii) any action against Parkway or any current or former officer or director of Parkway arising pursuant to the Virginia Stock Corporation Act or Parkway’s articles of incorporation or bylaws. Any person or entity purchasing or otherwise acquiring any interest in shares of Parkway’s capital stock shall be deemed to have notice of and to have consented to the provisions of Parkway’s bylaws related to choice of forum. These provisions would prevent a shareholder from selecting a different judicial forum for disputes with Parkway, which may discourage such lawsuits against Parkway and Parkway’s directors, officers and employees. Alternatively, if a court were to find the choice of forum provision contained in Parkway’s bylaws to be inapplicable or unenforceable in an action, Parkway may incur additional costs associated with resolving such action in other jurisdictions, which could harm Parkway’s business, operating results and financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This joint proxy statement/prospectus reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Grayson, Cardinal and Parkway. These forward-looking statements are subject to a number of factors and uncertainties which could cause Grayson’s, Cardinal’s or Parkway’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and Grayson, Cardinal and Parkway do not assume any duty to update forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Grayson, Cardinal and Parkway, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Grayson’s, Cardinal’s and Parkway’s plans, objectives, expectations and intentions and other statements contained in this joint proxy statement/prospectus that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “predicts,” “potential,” “possible,” “should,” “would,” “will,” “goal,” “target” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Grayson’s, Cardinal’s and Parkway’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the lack of a trading market for shares of Parkway common stock makes it difficult to be certain of the value of the merger consideration to be received by Grayson and Cardinal shareholders upon completion of the merger;

•	the expected cost savings from the transaction may not be fully realized or may take longer to realize than expected;

•	the integration of the businesses of Grayson and Cardinal may be more difficult, costly or time-consuming than expected, or could result in the loss of customers;

•	regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met;

•	a significant delay in the completion of the merger could negatively impact Grayson and Cardinal as a combined company;

•	the fairness opinions of Grayson’s and Cardinal’s advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the dates of the opinions and the respective shareholder meetings or the completion of the merger;

•	if the merger is completed, Grayson shareholders and Cardinal shareholders will have less influence on the management and policies of the combined company than they had on Grayson or Cardinal independently before the merger;

•	the combined company may be adversely affected by economic conditions in its market area;

•	the concentration in loans secured by real estate may increase the combined company’s credit losses, which would negatively affect its financial results;

•	should Grayson’s and/or Cardinal’s loan quality deteriorate, the allowance for loan losses may become inadequate and the results of operations of the companies may be adversely affected;

•	an inability to maintain the regulatory capital position of Grayson National Bank and the Bank of Floyd could adversely affect the operations of the combined company;

•	the combined company’s ability to maintain adequate sources of liquidity may be negatively impacted by the economic environment which could adversely affect its financial condition and results of operation;

•	the combined company may incur losses if it is unable to successfully manage interest rate risk;

•	the combined company may be adversely impacted by changes in market conditions;

•	the small-to-medium sized business target of the combined company may have fewer financial resources to weather continued downturn in the economy;

•	the success of the combined company is dependent upon its ability to compete effectively in the highly competitive banking industry;

•	the combined company’s ability to operate profitably may be dependent on its ability to implement various technologies into its operations;

•	certain operations of the combined company depend upon third party vendors;

•	the operations of the combined company may be adversely affected by cybersecurity risks;

•	if the combined company is unable to successfully manage growth or implement its growth strategy, its results of operations and financial condition may be adversely affected;

•	the profitability of the combined company may suffer because of rapid and unpredictable changes in the highly regulated environment in which it operates;

•	the combined company may be subject to more stringent capital requirements, which could adversely affect its results of operations and future growth;

•	government measures to regulate the financial industry could materially affect the business, financial condition or results of operations of the combined company;

•	the requirements of being a public company may strain the resources of the combined company, divert the attention of management, and affect the combined company’s ability to attract and retain executive management and qualified board members;

•	a liquid market for Parkway common stock may not develop after the merger;

•	Parkway’s ability to pay dividends is limited, and Parkway may be unable to pay future dividends;

•	the beneficial ownership percentage of Parkway’s shareholders may be diluted if Parkway issues additional shares of common stock or other equity securities after the merger;

•	certain provisions of Parkway’s articles of incorporation and applicable law may make it difficult for others to obtain control of Parkway even if such a change in control may be favored by some shareholders;

•	an investment in Parkway’s common stock is not an insured deposit; and

•	other risks and factors identified in this joint proxy statement/prospectus in the section entitled, “Risk Factors,” beginning on page [●].

GRAYSON SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Grayson special meeting that has been called to vote upon the matters described below.

Grayson is mailing this joint proxy statement/prospectus on or about [●], 2016, to holders of shares of Grayson common stock at the close of business on [●], 2016, which is the record date for the Grayson special meeting. Together with this joint proxy statement/prospectus, Grayson is also sending a notice of the Grayson special meeting and a form of proxy that is solicited by the Grayson Board for use at the Grayson special meeting to be held on [●], 2016 at [●] [a][p].m., local time, at the Independence Volunteer Fire Department, 529 Davis Street, Independence, Virginia, and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Grayson shareholders will be asked to:

1.	Approve the merger proposal (see the section entitled, “Grayson Proposals – Proposal No. 1 – Approval of the Merger,” beginning on page [●]);

2.	Approve any motion to adjourn the Grayson special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to achieve a quorum or to approve the proposal above (see the section entitled, “Grayson Proposals – Proposal No. 2 – Adjournment of the Special Meeting,” beginning on page [●]).

Recommendations of the Grayson Board

The Grayson Board unanimously (1) determined that the merger agreement is in the best interests of Grayson and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Grayson shareholders vote “FOR” the Grayson merger proposal. The Grayson Board also unanimously recommends that Grayson shareholders vote “FOR” the Grayson adjournment proposal.

Record Date and Voting Rights

The Grayson Board has fixed the close of business on [●], 2016 as the record date for determining the shareholders entitled to notice of and to vote at the Grayson special meeting or any postponement or adjournment thereof. Accordingly, Grayson shareholders are only entitled to notice of and to vote at the Grayson special meeting if they were a record holder of Grayson common stock at the close of business on the record date. On the record date, there were [1,718,968] shares of Grayson common stock outstanding, held by approximately [1,113] holders of record.

To have a quorum that permits Grayson to conduct business at the Grayson special meeting, it needs the presence, whether in person or by proxy, of the holders of Grayson common stock representing a majority of the shares outstanding on the record date and entitled to vote. Each Grayson shareholder is entitled to one vote for each outstanding share of Grayson common stock held by such shareholder as of the close of business on the record date.

Holders of shares of Grayson common stock present in person at the Grayson special meeting but not voting, and shares of Grayson common stock for which Grayson has received proxies indicating that its holders have abstained, will be counted as present at the Grayson special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. Broker shares that are voted on any matter at the Grayson special meeting will be counted as present at the Grayson special meeting for purposes of determining whether there is a quorum for transacting business.

Votes Required

Vote Required for the Merger Proposal (Proposal No. 1)

Approval of the merger proposal requires the affirmative vote of more than two-thirds of the shares of Grayson common stock outstanding on the record date and entitled to vote.

Abstentions and broker non-votes will not count as votes cast. Because, however, approval of the merger proposal requires the affirmative vote of more than two-thirds of the shares of Grayson common stock outstanding on the record date, abstentions and broker non-votes will have the same effect as votes against the merger proposal. In addition, a failure to vote Grayson shares by proxy or in person will have the same effect as a vote against the merger proposal.

Vote Required for the Adjournment Proposal (Proposal No. 2)

The approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

Abstentions and broker non-votes will not count as votes cast for the adjournment proposal and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of Grayson Directors and Executive Officers

As of the record date, directors and executive officers of Grayson and their affiliates beneficially owned [61,098] shares of Grayson common stock. All of Grayson’s directors have entered into support agreements pursuant to which, subject to certain exceptions, they have agreed to vote the shares of Grayson common stock that they own in favor of the merger proposal. As of the record date, [50,761] shares, representing approximately [2.95]% of the aggregate voting power of Grayson shares entitled to vote at the Grayson special meeting, were subject to a support agreement.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Grayson shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the Grayson shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by his or her bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of Grayson common stock represented by it will be voted at the Grayson special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without indication as to how to vote, the Grayson common stock represented by each such proxy will be voted in favor of all matters for consideration at the Grayson special meeting as follows: (1) “FOR” the Grayson merger proposal (Proposal No. 1) and (2) “FOR” the Grayson adjournment proposal (Proposal No. 2).

If the Grayson special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Grayson special meeting in the same manner as they would have been voted at the originally scheduled Grayson special meeting except for any proxies that have been properly withdrawn or revoked.

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope whether or not you plan to attend the Grayson special meeting in person.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Voting in Person

If a Grayson shareholder wishes to vote in person at the Grayson special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Grayson shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Grayson special meeting. If a Grayson shareholder grants a proxy with respect to the shareholder’s Grayson shares and then attends the Grayson special meeting in person, such attendance at the Grayson special meeting or at any adjournment or postponement of the Grayson special meeting will not automatically revoke the proxy. A Grayson shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	using the Internet or telephone as of a date subsequent to the Internet or telephone vote; or

•	attending the Grayson special meeting and voting in person (attendance at the Grayson special meeting will not itself revoke a proxy).

If a Grayson shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to Linda B. Eller, Corporate Secretary, at Grayson National Bank, P.O. Box 186, Independence, Virginia, 24348, no later than the beginning of the Grayson special meeting or, if the Grayson special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Grayson shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke a previously given voting instructions.

If assistance is needed in changing or revoking a proxy, please contact Linda B. Eller, Corporate Secretary, at Grayson National Bank, P.O. Box 186, Independence, Virginia, 24348, or at (276) 773-2811.

Solicitation of Proxies

This solicitation is made on behalf of the Grayson Board, and Grayson will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Grayson shareholders. Proxies may be solicited, without extra compensation, by Grayson’s directors, officers, and employees in person or by mail, telephone or other electronic means. Grayson has also engaged Regan & Associates, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of approximately $8,000.00.

Appraisal Rights

Each Grayson shareholder has the right to assert appraisal rights with respect to the merger and demand in writing that he or she be paid the fair value of the shares of his or her Grayson common stock under applicable provisions of Virginia law following consummation of the merger. In order to exercise and perfect appraisal rights, a Grayson shareholder generally must:

•	not vote any shares owned by the Grayson shareholder in favor of the merger;

•	deliver written notice of the Grayson shareholder’s intent to demand payment for his or her shares to Grayson before the vote is taken on the merger at the special meeting;

•	complete, sign, and return the form to be sent to the Grayson shareholder pursuant to Section 13.1-734 of the Virginia Stock Corporation Act; and

•	if the Grayson shareholder holds certificated shares, deposit the certificates in accordance with the instructions in the form.

A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D. For more information on the assertion of appraisal rights by a Grayson shareholder, see the section entitled, “The Merger – Appraisal Rights,” beginning on page [●].

GRAYSON PROPOSALS

Proposal No. 1 – Approval of the Merger

At the Grayson special meeting, Grayson shareholders will be asked to approve the merger agreement proposal providing for the merger of Grayson and Cardinal with and into Parkway. Grayson shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Grayson Board, by a unanimous vote of all directors, approved the merger agreement and the merger, to be advisable and in the best interests of Grayson and its shareholders. See the section entitled, “The Merger —Grayson’s Reasons for the Merger; Recommendation of the Grayson Board” for a more detailed discussion of the recommendation of the Grayson Board.

THE GRAYSON BOARD UNANIMOUSLY RECOMMENDS THAT GRAYSON SHAREHOLDERS

VOTE “FOR” THE MERGER.

Proposal No. 2 – Adjournment of the Special Meeting

If Grayson does not receive a sufficient number of votes to constitute a quorum of the common stock or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. Grayson does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Grayson shareholders for approval, the approval requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

THE GRAYSON BOARD UNANIMOUSLY RECOMMENDS THAT GRAYSON SHAREHOLDERS

VOTE “FOR” THE ADJOURNMENT PROPOSAL.

CARDINAL SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Cardinal special meeting that has been called to vote upon the matters described below.

Cardinal is mailing this joint proxy statement/prospectus on or about [●], 2016, to holders of shares of Cardinal common stock at the close of business on [●], 2016, which is the record date for the Cardinal special meeting. Together with this joint proxy statement/prospectus, Cardinal is also sending a notice of the Cardinal special meeting and a form of proxy that is solicited by the Cardinal Board for use at the Cardinal special meeting to be held on [●], 2016 at [●] [a][p].m., local time, at the Bank of Floyd Conference Center, 101 Jacksonville Circle, Floyd, Virginia 24091, and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Cardinal shareholders will be asked to:

1.	Approve the merger proposal (see the section entitled, “Cardinal Proposals – Proposal No. 1 – Approval of the Merger,” beginning on page [●]); and

2.	Approve any motion to adjourn the Cardinal special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to achieve a quorum or to approve the proposal above (see the section entitled, “Cardinal Proposals – Proposal No. 2 – Adjournment of the Special Meeting,” beginning on page [●]).

Recommendations of the Cardinal Board

The Cardinal Board unanimously (1) determined that the merger agreement is in the best interests of Cardinal and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Cardinal shareholders vote “FOR” the Cardinal merger proposal. The Cardinal Board also unanimously recommends that Cardinal shareholders vote “FOR” the Cardinal adjournment proposal.

Record Date and Voting Rights

The Cardinal Board has fixed the close of business on [●], 2016 as the record date for determining the shareholders entitled to notice of and to vote at the Cardinal special meeting or any postponement or adjournment thereof. Accordingly, Cardinal shareholders are only entitled to notice of and to vote at the Cardinal special meeting if they were a record holder of Cardinal common stock at the close of business on the record date. On the record date, there were [1,535,733] shares of Cardinal common stock outstanding, held by approximately [630] holders of record.

To have a quorum that permits Cardinal to conduct business at the Cardinal special meeting, it needs the presence, whether in person or by proxy, of the holders of Cardinal common stock representing a majority of the shares outstanding on the record date and entitled to vote. A Cardinal shareholder is entitled to one vote for each outstanding share of Cardinal common stock held as of the close of business on the record date.

Holders of shares of Cardinal common stock present in person at the Cardinal special meeting but not voting, and shares of Cardinal common stock for which Cardinal has received proxies indicating that its holders have abstained, will be counted as present at the Cardinal special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. Broker shares that are voted on any matter at the Cardinal special meeting will be counted as present at the Cardinal special meeting for purposes of determining whether there is a quorum for transacting business.

Votes Required

Vote Required for the Merger Proposal (Proposal No. 1)

Approval of the merger proposal requires the affirmative vote of more than two-thirds of the shares of Cardinal common stock outstanding on the record date and entitled to vote.

Abstentions and broker non-votes will not count as votes cast. Because, however, approval of the merger proposal requires the affirmative vote of more than two-thirds of the shares of Cardinal common stock outstanding on the record date, abstentions and broker non-votes will have the same effect as votes against the merger proposal. In addition, a failure to vote Cardinal shares by proxy or in person will have the same effect as a vote against the merger proposal.

Vote Required for the Adjournment Proposal (Proposal No. 2)

The approval of the adjournment proposal requires the affirmative vote of a majority of shares represented at the Cardinal special meeting.

Broker non-votes will not count as votes cast for the adjournment proposal and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of Cardinal Directors and Executive Officers

As of the record date, directors and executive officers of Cardinal and their affiliates beneficially owned [136,806] shares of Cardinal common stock. All of Cardinal’s directors have entered into support agreements pursuant to which, subject to certain exceptions, they have agreed to vote the shares of Cardinal common stock that they own in favor of the merger proposal. As of the record date, [117,593] shares, representing approximately [7.66]% of the aggregate voting power of Cardinal shares entitled to vote at the Cardinal special meeting, were subject to a support agreement.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Cardinal shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the Cardinal shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by his or her bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of Cardinal common stock represented by it will be voted at the Cardinal special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without indication as to how to vote, the Cardinal common stock represented by each such proxy will be voted in favor of all matters for consideration at the Cardinal special meeting as follows: (1) “FOR” the Cardinal merger proposal (Proposal No. 1) and (2) “FOR” the Cardinal adjournment proposal (Proposal No. 2).

If the Cardinal special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Cardinal special meeting in the same manner as they would have been voted at the originally scheduled Cardinal special meeting except for any proxies that have been properly withdrawn or revoked.

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope whether or not you plan to attend the Cardinal special meeting in person.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method.

Voting in Person

If a Cardinal shareholder wishes to vote in person at the Cardinal special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Cardinal shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Cardinal special meeting. If a Cardinal shareholder grants a proxy with respect to the shareholder’s Cardinal shares and then attends the Cardinal special meeting in person, such attendance at the Cardinal special meeting or at any adjournment or postponement of the Cardinal special meeting will not automatically revoke the proxy. A Cardinal shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	using the Internet or telephone as of a date subsequent to the Internet or telephone vote; or

•	attending the Cardinal special meeting and voting in person (attendance at the Cardinal special meeting will not itself revoke a proxy).

If a Cardinal shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to Cardinal’s Secretary at 101 Jacksonville Circle, Floyd, Virginia 24091, no later than the beginning of the Cardinal special meeting or, if the Cardinal special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Cardinal shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke a previously given voting instructions.

If assistance is needed in changing or revoking a proxy, please contact Suzanne S. Yearout, Corporate Secretary, by calling (540)  745-4191 or by writing to the Bank of Floyd at 101 Jacksonville Circle, Floyd, Virginia 24091, Attn: Corporate Secretary.

Solicitation of Proxies

This solicitation is made on behalf of the Cardinal Board, and Cardinal will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Cardinal shareholders. Proxies may be solicited, without extra compensation, by Cardinal’s directors, officers, and employees in person or by mail, telephone or other electronic means. Cardinal has also engaged Regan & Associates, a proxy soliciting firm, to assist in the solicitation of proxies for a fee of approximately $8,000.00.

Appraisal Rights

Each Cardinal shareholder has the right to assert appraisal rights with respect to the merger and demand in writing that he or she be paid the fair value of the shares of his or her Cardinal common stock under applicable provisions of Virginia law following consummation of the merger. In order to exercise and perfect appraisal rights, a Cardinal shareholder generally must:

•	not vote any shares owned by the Cardinal shareholder in favor of the merger;

•	deliver written notice of the Cardinal shareholder’s intent to demand payment for his or her shares to Cardinal before the vote is taken on the merger at the special meeting;

•	complete, sign, and return the form to be sent to the Cardinal shareholder pursuant to Section 13.1-734 of the Virginia Stock Corporation Act; and

•	if the Cardinal shareholder holds certificated shares, deposit the certificates in accordance with the instructions in the form.

A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D. For more information on the assertion of appraisal rights by a Cardinal shareholder, see the section entitled, “The Merger – Appraisal Rights,” beginning on page [●].

CARDINAL PROPOSALS

Proposal No. 1 – Approval of the Merger

At the Cardinal special meeting, Cardinal shareholders will be asked to approve the merger agreement proposal providing for the merger of Cardinal and Grayson with and into Parkway. Cardinal shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Cardinal Board, by a unanimous vote of all directors, approved the merger agreement and the merger, to be advisable and in the best interests of Cardinal and its shareholders. See the section entitled, “The Merger —Cardinal’s Reasons for the Merger; Recommendation of the Cardinal Board” for a more detailed discussion of the recommendation of the Cardinal Board.

THE CARDINAL BOARD UNANIMOUSLY RECOMMENDS THAT CARDINAL SHAREHOLDERS

VOTE “FOR” THE MERGER.

Proposal No. 2 – Adjournment of the Special Meeting

If Cardinal does not receive a sufficient number of votes to constitute a quorum of the common stock or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. Cardinal does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Cardinal shareholders for approval, the approval requires the affirmative vote of a majority of shares represented at the Cardinal special meeting.

THE CARDINAL BOARD UNANIMOUSLY RECOMMENDS THAT CARDINAL SHAREHOLDERS

VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER

The following is a discussion of the merger. This summary may not contain all of the information about the merger that is important to you. Holders of Grayson common stock and Cardinal common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger and the merger agreement. In particular, you are directed to the merger agreement, including the related plan of merger and the bank merger agreement, copies of which are attached as Appendix A and are incorporated in this joint proxy statement/prospectus by reference.

Background of the Merger

Each of the Grayson Board and the Cardinal Board and their respective senior management have from time to time separately engaged in long-term strategic reviews and have considered ways to enhance shareholder value and their respective companies’ performance and prospects in light of industry changes, competitive challenges, compliance costs and other relevant developments. For each company, these reviews have included periodic discussions concerning potential mergers that could further its strategic objectives and the potential benefits and risks of any such transactions.

In both 2012 and 2013, the Grayson Board engaged in a routine strategic review process in which it considered various ways to enhance shareholder value. As part of this process, the Grayson Board emphasized its desire to remain a locally focused and locally managed community bank which is largely reflective of its shareholder base. The Grayson Board expressed its ongoing commitment to making a broad range of banking services available to smaller communities, which would otherwise be underserved by larger financial institutions, as well as their continued belief that these services can be offered in a manner that will create value for the company’s shareholders. In October 2014, the Grayson Board and its financial advisor, Raymond James, modeled a select number of potential business combinations, including a strategic merger with Cardinal.

In 2012, at the 2012 annual meeting of shareholders, Cardinal’s shareholders elected three new directors to the Cardinal Board causing a 50% shift in the composition of the Cardinal Board. The newly elected Cardinal Board then appointed Michael Larrowe as the Chief Executive Officer. Following these events, the Cardinal Board and Cardinal’s management engaged in various strategic initiatives in 2013 and 2014 to rebuild the Bank of Floyd’s infrastructure, attract new customers and grow the Bank of Floyd. Following Mr. Larrowe’s departure in November 2014, the Cardinal Board reviewed various strategic priorities, including the need for capital. In December 2014, and in the face of regulatory pressure to develop a capital plan, the Cardinal Board discussed various capital raising alternatives with Banks Street Partners, but ultimately determined that an equity capital raise would not be in the best interests of its shareholders at that time due to a number of factors, including the dilution that shareholders likely would experience as a result of such a capital raise.

In November 2014, following the announcement of the resignation of Cardinal’s and the Bank of Floyd’s former Chief Executive Officer, Michael Larrowe, J. Allan Funk, President and Chief Executive Officer of Grayson, contacted John Paul Houston, the former Chairman of the Cardinal Board, to introduce himself. At Mr. Funk’s suggestion, Mr. Houston and Thomas M. Jackson, Jr., Chairman of the Grayson Board, also met to introduce themselves and discuss their respective banks and the community banking industry. The discussions were introductory in nature and were not specifically related to consideration of any future transaction.

In April 2015, the Cardinal Board engaged CCG Catalyst Consulting Group (“CCG”) to assist the Cardinal Board and Cardinal’s management with strategic planning. In May 2015, the Cardinal Board met with Mr. Van Dyke and representatives from Gentry Locke and engaged in a strategic planning session. During this meeting, the Cardinal Board considered the strategic direction of Cardinal and the Bank of Floyd and discussed a number of options, including a merger or combination with a bank of similar size, for Cardinal and the Bank of Floyd with an objective of increasing long term value for shareholders. At the conclusion of the planning process, the Cardinal Board concluded that the best course of action, and the highest priority for Cardinal, was to engage in a strategic merger transaction (i.e., a “merger of equals” or a combination with a similarly sized bank).

In June 2015, Mr. Funk contacted Mr. Houston by telephone to discuss their respective banks and request an in-person meeting. On July 3, 2015, Mr. Funk and Blake M. Edwards, Jr., Chief Financial Officer of Grayson, met with Mr. Houston, Dr. J. Howard Conduff, Jr., a member of the Cardinal Board, and Mr. Van Dyke, and presented information about Grayson, the community banking industry, the competitive landscape, and they outlined the merits and possibilities of a potential combination of Grayson and Cardinal.

Prior to the June, 2015 telephone call to Mr. Houston and the July 3, 2015 meeting, Mr. Funk and Mr. Edwards discussed the potential for a combination with Cardinal with members of Grayson’s Board and representatives of Williams Mullen, Grayson’s legal advisor, Elliott Davis Decosimo, PLLC, Grayson’s independent registered public accounting firm, and Raymond James.

In July 2015, the Cardinal Board expanded CCG’s role by contracting with CCG to provide the services of a special advisor and consultant, Mr. Litz Van Dyke, to take an active role in the ongoing strategic planning process and the evaluation of strategic options. Further planning confirmed Cardinal’s direction, to seek a strategic merger transaction.

In addition to providing an attractive long term outcome for Cardinal shareholders, the Cardinal Board believed that preserving the community banking model in the communities served by the Bank of Floyd was a high priority because of, among other things, the opinions expressed during the 2012 proxy process for the high value placed on local community banking by the shareholders and the possible strategic advantages of maintaining for customers the option to use a relationship based, locally-owned bank in the face of the influx of “super-regional” banks into the Roanoke Valley and surrounding areas.

On July 7, 2015, a special meeting of the Grayson Board was held to review preliminary information about a proposed merger between Cardinal and Grayson, and the process and timeline for next steps. On July 10, 2015, the Cardinal Board held a meeting to discuss the proposed merger and similarly discussed the process, timeline and next steps. Following these meetings, Grayson and Cardinal entered into a mutual confidentiality agreement and formal due diligence between the parties began, including a simultaneous credit review.

At various times during July after the board meetings, Mr. Funk, Mr. Houston and Mr. Van Dyke discussed approaches to valuing the proposed business combination, including the relevance of book values of the respective organizations and the listed market values of the common stock, which are thinly traded. Based upon guidance from both management teams, Raymond James prepared an economic contribution analysis that took into account balance sheet items (loans, core deposits, equity, etc.) and earnings (pre tax, pre provision income, recent year’s income and projected income) which became a starting point for defining the company’s respective economic contributions to the business combination. The economic contribution analysis became the framework for defining ownership in the new company and ultimately determining an exchange ratio for common stockholders.

On July 30, 2015, a special meeting of the Grayson Board was held with representatives of its financial advisor, Raymond James, to review financial models and a preliminary economic contribution analysis. On July 31, 2015, a special meeting of the Cardinal Board was held at the law offices of Gentry Locke where Raymond James reviewed the same preliminary financial models and economic contribution analysis related to the prospective business combination. Mr. Van Dyke of CCG, Cardinal’s special advisor, attended the meeting in furtherance of his responsibilities to assist Cardinal in the execution of its strategic plan. Additionally, Cardinal’s executive management and Cardinal’s legal counsel were present at the meeting. Grayson’s Board Chairman, Tom Jackson, and Grayson’s CEO and CFO, Allan Funk and Blake Edwards, respectively, attended a question and answer session for a portion of this meeting.

On August 18, 2015, a meeting was held between Cardinal’s executive management, Grayson’s executive management, and Mr. Van Dyke to review and discuss background information, business models and potential synergies. In late August 2015, Grayson prepared and circulated a draft letter of intent with Cardinal that proposed the transaction structure of a merger of Grayson and Cardinal into a new holding company (to be re-branded later) formed for the express purpose of combining the companies. The formation of a new holding company, rather than a merger of Grayson into Cardinal or Cardinal into Grayson, reflected the goal of the Boards to combine the resources of each bank to form a newly re-branded bank, rather than maintaining the legacy name of either Bank of Floyd or Grayson National Bank.

On September 3, 2015, a joint meeting of the Grayson Board and the Cardinal Board was held at Selu Conference Center at Radford University to discuss the combination, the draft letter of intent and the process and timetable for the combination. During September, discussions regarding the terms of letter of intent, including the contribution analysis, continued to be held between Mr. Funk, Mr. Houston and Mr. Van Dyke.

In late September 2015, after each party had completed its credit due diligence and the earnings of each had been updated through June 30, 2015, Raymond James updated a contribution analysis, which implied a range of ratios for exchanging shares of Grayson common stock and Cardinal common stock for Parkway common stock. Grayson and Cardinal’s agreement on exchange ratio terms was influenced by the final contribution analysis which showed that Grayson and Cardinal would contribute approximately 60% and 40%, respectively, of the economic value of newly formed company. On October 2, 2015 Grayson submitted a revised letter of intent to Cardinal that included the final exchange ratios of Parkway common stock for Grayson common stock and Cardinal common stock.

On October 6, 2015, the parties executed a non-binding letter of intent providing for the merger of Grayson and Cardinal with and into Parkway with an exchange ratio of 1.76 shares of Parkway common stock for each share of Grayson common stock and 1.30 shares of Parkway common stock for each share of Cardinal common stock and other terms set forth in the letter of intent.

On October 13, 2015, representatives of Raymond James reviewed its financial analysis of the proposed merger with members of the Grayson Board. Representatives of Williams Mullen also reviewed the structure and terms of the merger during that same meeting.

On October 26 and 27, 2015, Grayson and Cardinal, with the assistance of their respective financial and legal advisors and representatives, gathered and reviewed business, financial and other information regarding the other company and attended meetings at Grayson’s offices in Independence, Virginia and Cardinal’s offices in Floyd, Virginia. During these meetings, members of management of each of the companies, with the assistance of their advisors and representatives, engaged in a series of discussions about each company’s respective businesses.

On October 29, 2015, the Cardinal Board held a special meeting to meet with its legal advisors, Gentry Locke, to discuss the structure of the potential business combination. Gentry Locke discussed the drafts of the merger documents, including a draft merger agreement, at length with the Cardinal Board.

On November 6, 2015, the Cardinal Board held a special meeting to consider the proposed merger and the merger agreement. At the meeting, the Cardinal Board received an update from Cardinal’s management on the status of the negotiations with Grayson. Also at the meeting, representatives of Banks Street Partners reviewed its financial analysis of the terms of the merger, including the Cardinal Exchange Ratio, and delivered to the Cardinal Board an oral opinion (which was subsequently confirmed in writing) to the effect that, as of November 6, 2015, and based on and subject to various assumptions and limitations described in the opinion, the exchange ratio in the merger was fair, from a financial point of view, to Cardinal shareholders. Representatives of Gentry Locke reviewed with the Cardinal Board the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed in detail the definitive merger agreement and all related documents, copies of which were delivered to each director before the date of the meeting. Following these discussions, the Cardinal Board unanimously voted to approve the merger, the merger agreement and the related plan of merger.

Also on November 6, 2015, the Grayson Board held a special meeting to consider the proposed merger and the merger agreement. At the meeting, the Grayson Board received an update from Grayson’s management on the status of the negotiations with Cardinal. Also at the meeting, representatives of Raymond James reviewed its financial analysis of the terms of the merger, including the Grayson Exchange Ratio in the merger agreement, and delivered to the Grayson Board its written opinion to the effect that, as of November 6, 2015, and based on and subject to various assumptions and limitations described in the opinion, the Grayson Exchange Ratio in the merger was fair, from a financial point of view, to Grayson shareholders. Representatives of Williams Mullen discussed with the Grayson Board the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed in detail the proposed merger agreement and related agreements, copies of which were delivered to each director before the date of the meeting. Following these discussions, the Grayson Board unanimously voted to approve the merger, the merger agreement and the related plan of merger.

Grayson and Cardinal executed the merger agreement after the financial markets closed on November 6, 2015, and, on the afternoon of Sunday, November  8, 2015, issued a joint press release announcing the execution of the merger agreement and the terms of the merger.

Grayson’s Reasons for the Merger; Recommendation of the Grayson Board

In reaching its determination to approve and adopt the merger agreement, and to recommend the merger agreement to Grayson shareholders, the Grayson Board consulted with Grayson’s management and its financial and legal advisors, and considered a number of factors, including the following:

•	the current and prospective economic, regulatory and competitive environments facing the financial services industry generally, including the prolonged low interest rate environment and declining net interest margins, increasingly burdensome regulatory costs, the continued rapid consolidation in the financial services industry and the competitive effects of increased consolidation on relatively smaller financial institutions such as Grayson;

•	the advantages of being part of a larger institution, including a better ability to compete in the New River Valley of Virginia and contiguous markets and leverage overhead costs, the potential for operating efficiencies and increased profitability and the ability to serve larger customers with larger credit needs;

•	the compatibility of Grayson’s business, operations and culture with those of Cardinal, including the strength of the combined management team and the ability of Grayson and Cardinal to share a continued commitment to a locally owned and managed community bank;

•	the expectation that the combined entity will have superior future earnings and prospects compared to Grayson’s earnings and prospects on an independent basis;

•	the ability of Grayson shareholders to benefit from the combined company’s potential growth and stock appreciation;

•	the greater potential for increased liquidity in the market for common stock and higher trading multiples of tangible book value and earnings per share of the combined company versus an institution of Grayson’s size;

•	the Grayson Board’s belief that the terms of the merger are fair to and in the best interest of Grayson shareholders;

•	the financial analyses and other information presented by Raymond James to the Grayson Board with respect to the merger and the opinion delivered to the Grayson Board by Raymond James to the effect that, as of the date of that opinion, the Grayson Exchange Ratio was fair to the holders of Grayson common stock from a financial point of view;

•	the expectation that the merger will be accretive to earnings per share for both Grayson shareholders and Cardinal shareholders with a tangible book value payback of less than one year;

•	cost savings expected to exceed approximately $2.5 million per year, with estimated one-time after tax transaction costs of $2.9 million;

•	the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner;

•	the anticipated impact on the communities served by Grayson and Cardinal, and the increased ability to serve the communities and its customer base through a larger branch network; and

•	the increased legal lending limit available to borrowers by reason of the merger.

The Grayson Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the fact that certain of Grayson’s directors and officers expect to continue board service or employment with Parkway, which has the potential to influence such directors’ and officers’ views and actions in connection with the merger;

•	the challenges of integrating Grayson’s business, operations and employees with those of Cardinal;

•	the risk that the benefits and cost savings sought in the merger would not be fully realized;

•	the risk that the merger would not be consummated;

•	the effect of the public announcement of the merger on Grayson’s customer relationships and its ability to retain employees;

•	that while the merger is pending, Grayson will be subject to restrictions on how it conducts business that could delay or prevent Grayson from pursuing business opportunities or preclude it from taking actions that would be advisable if it was to remain independent; and

•	the termination fee payable, under certain circumstances, by Grayson to Cardinal, including the risk that the termination fee might discourage third parties from offering to acquire Grayson by increasing the cost of a third party acquisition.

In the judgment of the Grayson Board, the potential benefits of the merger outweigh these considerations.

The preceding discussion of the information and factors considered by the Grayson Board is not intended to be exhaustive, but, rather, includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Grayson shareholders approve the merger agreement, the Grayson Board did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the Grayson Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The Grayson Board based its determination on the totality of the information presented.

The Grayson Board unanimously determined that the merger agreement is in the best interests of Grayson and its shareholders. Accordingly, the Grayson Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the merger proposal.

Grayson’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the Grayson Board that you approve the merger, you should be aware that Grayson’s directors and executive officers have arrangements that are different from, or are in addition to, those of Grayson shareholders generally. The Grayson Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Appointment of Individuals to the Boards of Directors of Parkway and the Surviving Bank

Currently, all eight members of the Grayson Board are members of the Parkway Board. These directors will continue as Parkway directors following the completion of the merger. The eight individuals who are currently members of both the Grayson Board and the Parkway Board and who will continue as directors of Parkway following completion of the merger are: Thomas M. Jackson, Jr., Jack E. Guynn, Jr., Jacky K. Anderson, Bryan L. Edwards, J. David Vaughan, Theresa S. Lazo, Carl J. Richardson, and J. Allan Funk. For more information, including biographical information for the directors and executive officers of Parkway, see the section entitled “Management of Parkway Following the Merger,” beginning on page [●].

Employment with Parkway Following the Merger

The following Grayson executives are expected to continue their employment as executives of Parkway following the completion of the merger in the capacities identified below: Thomas M. Jackson, Jr. (Chairman of the Board of Parkway), J. Allan Funk (President and Chief Executive Officer of Parkway), Blake M. Edwards, Jr. (Executive Vice President and Chief Financial Officer of Parkway), Rebecca M. Melton (Chief Risk Officer of Parkway), Rodney H. Halsey (Chief Operations Officer of Parkway) and Linda B. Eller (Secretary of Parkway). These individuals may enter into employment agreements with Parkway following completion of the merger. For more information, including biographical information for the directors and executive officers of Parkway, see the section entitled, “Management of Parkway Following the Merger,” beginning on page [●].

Merger Consideration to Be Received by Grayson Directors and Executive Officers in Exchange for Their Shares of Grayson Common Stock

As noted in the section entitled, “Security Ownership of Certain Beneficial Owners and Management of Grayson,” beginning on page [●], the directors and officers of Grayson beneficially own shares of Grayson common stock. As a result, like all other Grayson shareholders, these directors and officers will be entitled to receive merger consideration upon the consummation of the merger. As a result of the merger, each share of Grayson common stock will be converted into the right to receive 1.76 shares of Parkway common stock.

Opinion of Grayson’s Financial Advisor

Grayson retained Raymond James as financial advisor on October 13, 2015. Pursuant to that engagement, the Grayson Board requested that Raymond James opine as to the fairness of the Grayson Exchange Ratio, from a financial point of view, to holders of Grayson’s common stock.

Grayson had a longstanding relationship with Raymond James dating back approximately a decade. Grayson selected Raymond James as its financial advisor based upon its knowledge of Grayson and Cardinal as well as its experience as a nationally recognized investment banking firm with significant experience in mergers and acquisitions, including bank mergers and acquisitions.

At the November 6, 2015 meeting of the Grayson Board, representatives of Raymond James rendered its opinion as to the fairness of the Grayson Exchange Ratio, from a financial point of view, to the holders of Grayson’s common stock, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix B to this joint proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Grayson’s common stock are urged to read the opinion in its entirety.

Raymond James provided its opinion for the information of the Grayson Board (solely in each director’s capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the Grayson Exchange Ratio in the merger was fair, from a financial point of view, to the holders of Grayson’s common stock. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Grayson Board or to any holder of Grayson’s common stock as to how the Grayson Board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James does not express any opinion as to the likely trading range of Parkway common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Parkway at that time.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated as of November 6, 2015;

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of Grayson and Cardinal made available to Raymond James by Grayson, including, but not limited to, financial projections prepared or approved by Grayson’s management relating to Grayson and to Cardinal for the periods ending through December 31, 2020, as approved for Raymond James’ use by Grayson (the “Projections”);

•	reviewed Grayson’s and Cardinal’s recent public filings and certain other publicly available information regarding Grayson and Cardinal;

•	reviewed financial, operating and other information regarding Grayson, Cardinal and the industry in which they operate;

•	reviewed the financial and operating performance of Grayson, Cardinal and those of other selected public companies that Raymond James deemed relevant;

•	considered the publicly available financial terms of certain transactions Raymond James deemed relevant;

•	reviewed the current and historical market prices for Grayson’s common shares and Cardinal’s common shares; and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and

•	discussed with Grayson’s management and Cardinal’s management certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With Grayson’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Grayson or otherwise reviewed by or discussed with Raymond James, and Raymond James has undertaken no duty or responsibility to, nor did it, independently verify any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Grayson or Cardinal. Raymond James is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, Raymond James has assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James has, with Grayson’s consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Grayson’s management, and Raymond James has relied upon Grayson to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of Raymond James’ review. Raymond James expresses no opinion with respect to the Projections or the assumptions on which they are based. Raymond James has assumed that the final form of the merger agreement was substantially similar to the draft reviewed by it, and that the merger will be consummated in accordance with the terms of the merger agreement without waiver or amendment of any conditions thereto, including that the exchange ratio for each share of Cardinal common stock remains 1.30 shares of Parkway common stock. Furthermore, Raymond James has assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived.

Raymond James has relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the merger or Grayson that would be material to Raymond James’ analyses or the opinion.

Raymond James relied upon, without independent verification, the assessment by Grayson’s management and Cardinal’s management and Grayson’s legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the merger will qualify as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Raymond James’ opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of November 5, 2015, and any material change in such circumstances and conditions would require a reevaluation of the opinion, which Raymond James is under no obligation to undertake. Raymond James relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Grayson since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to Raymond James’ analyses or the opinion, and that there is no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Raymond James expresses no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger or the availability or advisability of any alternatives to the merger. Raymond James did not solicit indications of interest with respect to a transaction involving Grayson nor did Raymond James advise Grayson with respect to its strategic alternatives. This letter does not express any opinion as to the likely trading range of Parkway stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Parkway at that time. Raymond James’ opinion is limited to the fairness, from a financial point of view of the Grayson Exchange Ratio, to the holders of Grayson’s common stock.

Raymond James expresses no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Grayson Board to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Grayson Board, on the fact that Grayson has been assisted by legal, accounting and tax advisors and Raymond James has, with the consent of the Grayson Board, relied upon and assumed the accuracy and completeness of the assessments by Grayson and its advisors as to all legal, accounting and tax matters with respect to Grayson and the merger.

In formulating the opinion, Raymond James considered only the Grayson Exchange Ratio as is previously described and Raymond James did not consider and it expresses no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Grayson’s or Grayson National Bank’s officers, directors or employees, or class of such persons. Raymond James has not been requested to opine as to, and the opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors, or other constituencies of Grayson, or to any other party, except and only to the extent expressly set forth in the last sentence of the opinion or (2) the fairness of the merger to any one class or group of Grayson’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of Grayson’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James is not expressing any opinion as to the impact of the merger on the solvency or viability of Grayson, Cardinal or Parkway or the ability of Grayson, Cardinal or Parkway to pay its respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Grayson Board at its meeting on November 6, 2015, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Grayson, Cardinal or the contemplated merger.

Contribution Analysis

Raymond James analyzed the relative contribution of Grayson and Cardinal to the combined company’s results using financial data as of and for the twelve months ending September 30, 2015 and by using data for the fiscal years ending December 31, 2015 and December 31, 2016, respectively, based on the Projections. Such information included, for each of Grayson and Cardinal, a) market capitalization, b) total assets, c) gross loans held for investment, d) deposits, e) tangible common equity, f) last twelve months net interest income plus noninterest income, g) last twelve months core net income (Cardinal’s negative LTM core net income contribution and the implied exchange ratio are considered not meaningful), h) fiscal year ending 2015 estimated net income, and i) fiscal year ending 2016 estimated net income. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The implied exchange ratio values assume a fixed 1.30x exchange ratio for Cardinal. The results of this analysis are summarized below:

	Contribution		Implied Exchange Ratio
	Grayson	Cardinal	Parkway / Grayson
Market Capitalization at 11/05/2015	52.8%	47.2%	1.2985	x
Total Assets	55.7%	44.3%	1.4623	x
Gross Loans Held for Investment	57.4%	42.6%	1.5655	x
Deposits	55.1%	44.9%	1.4279	x
Tangible Common Equity	59.8%	40.2%	1.7290	x
LTM Net Interest Income + Noninterest Income	58.9%	41.1%	1.6641	x
LTM Core Net Income	NM	NM	NM
2015E Net Income	79.4%	20.6%	4.4700	x
2016E Net Income	75.1%	24.9%	3.5099	x
Merger Exchange Ratio			1.7600	x

Discounted Cash Flow Analyses

Raymond James performed two discounted cash flow analyses of Grayson and Cardinal by calculating the estimated present value of the estimated free cash flows that Grayson and Cardinal were forecasted to generate through December 31, 2020 based upon the Projections. Raymond James applied a range of terminal value multiples of 12.0x to 16.0x estimated 2020 earnings for each of Grayson and Cardinal. Raymond James also applied a range of terminal value multiples of 110% to 150% of estimated 2020 tangible book value for each of Grayson and Cardinal. The present values of such estimated free cash flows and terminal values were then calculated using discount rates ranging from 16.1% to 18.1%. In performing these analyses, Raymond James used the Projections. Raymond James assumed Cardinal had 1,996,453 shares of Parkway common stock to reflect a fixed exchange ratio of 1.30x. Raymond James reviewed the ranges of implied per share prices indicated by the discounted cash flow analyses for each of Grayson and Cardinal and calculated a range of implied exchange ratios by dividing the maximum implied per share price of Grayson common stock by the minimum implied per share price of Cardinal common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share price of Grayson by the maximum implied per share price of Cardinal to calculate the minimum implied exchange ratio. The results of the discounted cash flow analyses are summarized in the table below:

	Implied Equity Value
	Grayson				Cardinal
Minimum (P/E Terminal Value)	$15.55				$4.34
Maximum (P/E Terminal Value)	20.05				5.65
Implied Exchange Ratio Range	2.7516	x	—		4.6185	x
Minimum (P/TBV Terminal Value)	$14.13				$6.89
Maximum (P/TBV Terminal Value)	18.24				9.53
Implied Exchange Ratio Range	1.4826	x	—		2.6493	x
Merger Exchange Ratio			1.7600	x

Selected Companies Analysis

Raymond James analyzed the relative valuation multiples of ten publicly-traded banks and thrifts that it deemed relevant. Raymond James selected certain companies a) based in North Carolina or Virginia, b) with total assets between $200 million and $500 million, c) with nonperforming assets and loans 90 days or more past due divided by total assets less than 5.00%, and d) core return on average assets less than 0.75%. Raymond James excluded targets of announced mergers, grey market-traded companies, and mutual holding companies. Raymond James reviewed, among other financial metrics, the price to tangible book values associated with the selected companies. The selected companies and resulting data are below:

•	MainStreet Bank

•	Freedom Bank of Virginia

•	Pinnacle Bankshares Corporation

•	Bay Banks of Virginia, Inc.

•	Cordia Bancorp Inc.

•	Oak Ridge Financial Services, Inc.

•	Aquesta Financial Holdings, Inc.

•	KS Bancorp, Inc.

•	Premara Financial, Inc.

•	Virginia Community Bankshares, Inc.

	Percentile
	25th	75th
Price/ Tangible Book Value	72%	100%

Taking into account the above results of the selected companies analysis, Raymond James applied the 25th and 75th price to tangible book value percentiles to both Grayson’s and Cardinal’s tangible book values per share to derive implied per share equity values. Raymond James assumed Cardinal will receive 1.30 shares of Parkway common stock for each of Cardinal’s outstanding shares, per the merger agreement. Raymond James used the implied equity values per share to establish a range of implied exchange ratios for Grayson.

	Implied Equity Values
	Grayson		Cardinal		Implied Exchange Ratio
	Percentile		Percentile		Grayson / Cardinal
	25th	75th	25th	75th	Low/High				High/Low
Price/ Tangible Book Value	$13.1	$18.19	$7.57	$10.52	1.2447	x	—		2.4018
Merger Exchange Ratio							1.7600	x

Additional Considerations

The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of exchange ratios resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual range of exchange ratios for Grayson.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Grayson. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Grayson Board (solely in each director’s capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness of the Grayson Exchange Ratio, from a financial point of view, to the holders of Grayson’s common stock. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Grayson Board in making its determination to approve the merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Grayson Board’s or Grayson’s management’s views with respect to Grayson, Cardinal or the merger. Raymond James provided advice to Grayson with respect to the proposed merger. Raymond James did not, however, recommend any specific amount of consideration to the Grayson Board or that any specific exchange ratio constituted the only appropriate consideration for the merger. Grayson placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on November 5, 2015, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Grayson since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from Grayson (other than any amounts that were paid to Raymond James under the engagement letter described in this joint proxy statement/prospectus pursuant to which Raymond James was retained as a financial advisor to Grayson to assist in reviewing strategic alternatives).

For services rendered in connection with the delivery of its opinion, Grayson paid Raymond James a customary investment banking fee of $150,000 upon delivery of its opinion. Grayson will also pay Raymond James a customary fee for advisory services in connection with the merger of $225,000, which is contingent upon the closing of the merger. Grayson has also paid Raymond James a retainer of $25,000 and has agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Grayson and Cardinal for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Grayson, Parkway, and/or Cardinal or other participants in the merger in the future, for which Raymond James may receive compensation.

Certain Grayson Unaudited Prospective Financial Information

Grayson does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Grayson is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to Raymond James, Grayson’s financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Grayson, Raymond James, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Grayson’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Grayson’s business, all of which are difficult to predict and many of which are beyond Grayson’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Grayson can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Grayson’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules, and the certain other market and operations risks similar to those set forth in the section entitled, “Risk Factors,” beginning on page [●].

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Grayson’s historical GAAP financial statements. Neither Grayson’s independent public accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Grayson can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Grayson does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Grayson or Cardinal, as applicable, of the merger and does not attempt to predict or suggest future results of Parkway. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by Parkway as a result of the merger, the effect on either Grayson or Cardinal, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Grayson or Cardinal, as applicable, of any possible failure of the merger to occur. None of Grayson, Cardinal, Raymond James or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Grayson shareholder or other person regarding Grayson’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Grayson or Cardinal that it is viewed as material information of Grayson, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to Grayson’s financial advisor in connection with the merger.

In light of the foregoing, and considering that the Grayson special meeting will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Grayson shareholders are cautioned not to place unwarranted reliance on such information, and Grayson urges all Grayson shareholders to review Grayson’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Grayson’s business and financial results.

The following table presents a summary of selected Grayson unaudited prospective financial data for the years 2016 through 2020 (dollars in millions, except per share data):

	2016E	2017E	2018E	2019E	2020E
Balance Sheet
Total assets	$348.1	$355.0	$362.1	$369.4	$376.8
Gross loans	234.1	238.8	243.5	248.4	253.4
Total deposits	294.4	306.9	313.8	318.5	321.5
Shareholders’ equity	32.8	34.6	36.6	38.7	40.9

Income Statement
Interest income	$13.0	$13.3	$13.6	$14.0	$14.3
Interest expense	2.0	1.3	1.1	1.0	1.0
Net interest income	11.0	11.9	12.5	12.9	13.3
Provision for loan losses	0.2	0.2	0.2	0.2	0.2
Noninterest income	2.6	2.6	2.6	2.7	2.7
Noninterest expense	10.8	10.9	11.0	11.1	11.2
Provision for income taxes	0.7	1.0	1.1	1.2	1.3
Net income	1.8	2.5	2.8	3.0	3.3
Earnings per share	$1.0	$1.43	$1.62	$1.77	$1.90

Cardinal’s Reasons for the Merger; Recommendation of the Cardinal Board

In reaching its determination to approve and adopt the merger agreement and to recommend the merger agreement to Cardinal shareholders, the Cardinal Board consulted with Cardinal and the Bank of Floyd’s management and its financial and legal advisors, and considered a number of factors. The following material factors were considered, without limitation by the Cardinal Board:

•	The strategic plan of Cardinal and comparison of the projected financial performance associated with remaining independent and merging with Grayson.

•	The projected benefits associated with achieving larger scale that may positively impact financial performance, including anticipated increased efficiency through elimination or reduction of duplicate cost structures; additional resources available to absorb increasing costs associated with regulatory, cyber security and other risk management needs; and the ability to more effectively compete with larger institutions in a low interest rate low margin environment.

•	The ability of Cardinal and the Bank of Floyd to achieve organic growth while remaining independent in an amount that would provide peer level or above peer level returns to shareholders in a timely manner versus merging with Grayson.

•	The ability of Cardinal and the Bank of Floyd to achieve peer level capital levels to support organic growth in a timely manner.

•	The benefits to shareholders of potential improvement in stock liquidity and trading values in relation to book value typically associated with banks with assets in excess of $500,000,000 when compared to smaller institutions.

•	The ability of shareholders to benefit from anticipated stronger future earnings and increased potential for earnings when compared to Cardinal and the Bank of Floyd’s ability on an independent basis.

•	The Cardinal Board’s conclusion that the Cardinal Exchange Ratio is fair and is in the best interest of Cardinal shareholders.

•	The fairness opinion delivered by Banks Street Partners that as of the date of the opinion, the exchange ratio was fair to the shareholders of Cardinal from a financial perspective.

•	The likelihood that the merger will receive all needed regulatory approvals and will be completed on a timely basis.

•	The terms of other recent bank combinations.

•	The similar cultures, communities and delivery methods associated with Cardinal and Grayson will likely reduce disruptions to customers and communities that are typically associated with mergers.

•	The possible effects of the proposed merger on Cardinal’s employees and customers.

The Cardinal Board also considered a number of risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	Certain directors and officers of Cardinal have interests in the merger that are in addition to their interests generally as Cardinal shareholders, which have the potential to influence their views and actions in connection with the merger.

•	The projected financial and other benefits may not be realized.

•	Cardinal will be restricted in how it conducts business while the merger is pending. As a result, Cardinal may not be able to take advantage of certain opportunities or take other actions that may be in its interest that it otherwise would if it was remaining independent.

•	The merger may not be consummated and Cardinal will have absorbed significant costs in pursuit of the merger. Additionally, under certain circumstances termination or other fees may have additional material financial impact on Cardinal if the merger is not consummated.

In the judgment of the Cardinal Board, the potential benefits outweigh the risks and uncertainties associated with the merger.

The preceding discussion of the information and factors considered by the Cardinal Board is not intended to be exhaustive, but, rather includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Cardinal shareholders approve the merger agreement, the Cardinal Board did not quantify, rank or otherwise assign and relative or specific weights to the factors considered in reaching that determination. In addition, the Cardinal Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factors described above, individual directors may have given differing weights to different factors. The Cardinal Board based its determination on the totality of the information presented.

The Cardinal Board unanimously determined that the merger agreement is in the best interests of Cardinal and its shareholders. Accordingly, the Cardinal Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the merger.

Cardinal’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the Cardinal Board that you approve the merger, you should be aware that Cardinal’s directors and executive officers have arrangements that are different from, or are in addition to, those of Cardinal shareholders generally. The Cardinal Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Appointment of Individuals to the Boards of Directors of Parkway and the Surviving Bank

Currently, four members of the Cardinal Board are members of the Parkway Board. These directors will continue as Parkway directors following the completion of the merger. The four individuals who are currently members of both the Cardinal Board and the Parkway Board and who will continue as directors of Parkway following completion of the merger are: James W. Shortt, Dr. J. Howard Conduff, Jr., T. Mauyer Gallimore and R. Devereux Jarratt. For more information, including biographical information for the directors and executive officers of Parkway, see the section entitled, “Management of Parkway Following the Merger,” beginning on page [●].

Additionally, the merger agreement and Parkway’s bylaws provide that (i) before the Effective Time, the Cardinal Board may appoint a thirteenth director to the Parkway Board and (ii) after the Effective Time but before the annual shareholder meeting of Parkway that next follows the Effective Time, the four members of the Parkway Board who were formerly directors of Cardinal as of October 31, 2015, may designate one additional qualified person to become a member of the Parkway Board in accordance with Parkway’s bylaws. It is the intention of the parties that the additional director will have a meaningful connection to a part of the Bank of Floyd’s present market area that is not presently represented by the board of directors of the Bank of Floyd. Any such designation will be made after consultation with the entire Parkway Board.

Payment under Current Cardinal Change in Control Agreements

Cardinal’s Chief Financial Officer, Alan Dickerson, entered into a change in control agreement, dated August 25, 2015, with Cardinal. The change in control agreement contains provisions which entitle Mr. Dickerson to certain benefits in the event his employment is terminated within a year of a change in control of Cardinal. Upon consummation of the merger, Mr. Dickerson is not expected to continue his employment as an executive of Parkway. It is therefore expected that the conditions to Mr. Dickerson’s payment under his change in control agreement will be met and Parkway will pay $137,700 in 26 equal installments over the period of a year to Mr. Dickerson.

Cardinal’s Interim President and Chief Executive Officer, Mark A. Smith, entered into a change in control agreement, dated August 25, 2015, with Cardinal. The change in control agreement contains provisions which entitle Mr. Smith to certain benefits in the event his employment is terminated within a year of a change in control of Cardinal. Mr. Smith resigned from Cardinal and the Bank of Floyd effective April 30, 2016, and, consequently, will not receive payments under his change in control agreement.

Additionally, the following employees of the Bank of Floyd have entered into change in control agreements with Cardinal: Wanda M. Gardner, Lynn Murray, Ronnie L. Stump, Mary D. Tabor, Betty A. Whitlock, and Sharon N. Zeman. Pursuant to these agreements, such officers are entitled to certain severance payments in the event of termination of employment or resignation for “good reason” at the effective time of or within a certain time period following a change in control.

The change in control agreements with Ms. Murray, Mr. Smith and Ms. Tabor (each an “employee”) each provide, in relevant part, that if, within one year following a change in control, the employee is terminated without cause or resigns for “good reason,” and such employee signs a waiver and release of all claims, the employee is entitled to (i) an amount equal to the greater of the employee’s base salary for the calendar year preceding the termination or for the calendar year in which the termination occurs, payable in 26 equal installments on Cardinal’s regular paydays and (ii) if the employee elects COBRA continuation coverage, premiums on the employee’s behalf for employee-only COBRA coverage for up to 12 months. For purposes of these change in control agreements, “good reason” means the existence of one or more of the following conditions arising with or within 12 months after a change in control, without the employee’s express consent:

•	a reduction in the employee’s base compensation below specified levels;

•	a reduction in the employee’s position such that the employee is no longer considered an officer-level employee of either a bank or bank holding company;

•	a change in the geographic location at which the employee must perform services over 40 miles from the location at which the employee was serving immediately prior to the change in control; or

•	any other action or inaction that constitutes a breach by Cardinal of the change in control agreement, after giving Cardinal a reasonable opportunity and period to remedy such breach.

For purposes of the above, the change in control agreements provide that the employee will have no right to claim good reason if employee is retained after a change in control event but is given a lower-level officer position, so long as the base salary remains at or above the specified level.

The change in control agreements with Ms. Gardner, Mr. Stump, Ms. Whitlock and Ms. Zeman each provide, in relevant part, that if, within three years following a change in control, the employee is terminated without “cause” or resigns for “good reason” (provided such resignation occurs within one year following the initial existence of the condition constituting good reason), the employee is entitled to a lump sum cash payment in an amount equal to the lesser of (i) the base salary for the calendar year preceding the termination or for the calendar year in which the termination occurs, whichever is higher and (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Internal Revenue Code Section 401(a)(17) for the year in which the termination occurs. For purposes of these change in control agreements, “good reason” means the existence of one or more of the following conditions arising with or after a change in control, without the employee’s express consent:

•	diminution in the employee’s base compensation;

•	diminution in the employee’s authority, duties or responsibilities;

•	diminution in the authority, duties or responsibilities of the supervisor to whom the employee is required to report, including a change requiring the employee to report to a corporate officer or employee instead of reporting directly to the board of directors;

•	a material diminution in the budget over which the employee retains authority;

•	a change in the geographic location at which the employee must perform services over ten miles from the location at which the employee was serving immediately prior to the change in control; or

•	any other action or inaction that constitutes a breach by Cardinal of the change in control agreement, after giving Cardinal a reasonable opportunity and period to remedy such breach.

These officers are expected to continue their employment with Parkway and the Surviving Bank following completion of the merger. As a result, Parkway does not expect any payment obligations to arise under these agreements. In the event that one of these employees is terminated or resigns for “good reason” within the specified time after completion of the merger, however, Parkway could incur post-closing obligations pursuant to these agreements.

Employment with Parkway Following the Merger

The following Cardinal executives are expected to continue their employment as executives of Parkway following the completion of the merger in the capacities identified below: Mary D. Tabor (Chief Credit Officer of Parkway) and Lynn Murray (Chief Retail Banking Officer of Parkway). These individuals may enter into employment agreements with Parkway following completion of the merger. For more information, including biographical information for the directors and executive officers of Parkway, see the section entitled, “Management of Parkway Following the Merger,” beginning on page [●].

Mark A. Smith resigned from Cardinal and the Bank of Floyd effective April 30, 2016, and therefore, is not expected to continue employment with Parkway.

Merger Consideration to Be Received by Cardinal Directors and Executive Officers in Exchange for Their Shares of Cardinal Common Stock

As noted in “Security Ownership of Certain Beneficial Owners and Management of Cardinal,” the directors and officers of Cardinal beneficially own shares of Cardinal common stock. As a result, like all other Cardinal shareholders, these directors and officers will be entitled to receive merger consideration upon the consummation of the merger. As a result of the merger, each share of Cardinal common stock will be converted into the right to receive 1.30 shares of Parkway common stock. Additionally, Cardinal shareholders will receive cash in lieu of fractional shares.

Opinion of Cardinal’s Financial Advisor

Cardinal engaged Banks Street Partners to render a written opinion to the Cardinal Board as to the fairness, from a financial point of view, of the merger consideration to be paid by Parkway to Cardinal shareholders as set forth in the merger agreement. Banks Street Partners is an investment banking firm that specializes in providing investment banking services to financial institutions. Banks Street Partners has been involved in numerous bank-related business combinations. No limitations were imposed by Cardinal upon Banks Street Partners with respect to rendering its opinion.

Cardinal spoke with Sander O’Neill and Banks Street Partners to discuss strategic planning in January and February of 2015. The Cardinal Board did not engage Sander O’Neill or Banks Street Partners to render any services at that time. On October 2, 2015, Cardinal and Grayson entered into a non-binding letter of intent for the merger, which set forth the consideration to be paid in the merger. After the execution of the letter of intent, the Cardinal Board again evaluated multiple investment banking firms to assess the fairness of the merger. Cardinal received proposals from Scott & Stringfellow and Banks Street Partners to provide fairness assessments. The Cardinal Board decided to hire Banks Street Partners due to the favorable exposure Cardinal had with Banks Street Partners in early 2015, Banks Street Partners’ stellar reputation in the banking community and the lower cost to provide the requested services.

For providing a fairness assessment, Cardinal paid Banks Street Partners a $100,000 fee for services provided and was reimbursed for $2,967.58 for its related expenses. Other than as discussed above, Cardinal had no material relationship with Banks Street Partners.

The full text of Banks Street Partners’ opinion is attached as Appendix C to this document. The opinion outlines the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Banks Street Partners in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger.

The opinion speaks only as of the date of the opinion. The opinion was directed to the Cardinal Board and is directed only to the fairness, from a financial point of view, of the merger consideration to Cardinal shareholders. It does not address Cardinal’s underlying business decision to engage in the merger or any other aspect of the merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the merger or any other matter.

For purposes of the opinion and in connection with its review of the proposed transactions, Banks Street Partners, among other things, did the following:

1.	Reviewed the terms of the draft merger agreement as of November 6, 2015;

2.	Participated in discussions with Cardinal’s and Grayson’s management concerning Cardinal’s financial condition, asset quality and regulatory standing, capital position, historical and current earnings, management succession and Cardinal’s and Grayson’s future financial performance;

3.	Reviewed Cardinal’s unaudited financial statements for the quarters ended September 30, 2015, June 30, 2015 and March 31, 2015, as well as audited financial statements for the years ended December 31, 2014, 2013 and 2012;

4.	Reviewed certain financial forecasts and projections of Cardinal and Grayson, prepared by their respective management teams, as well as the estimated cost savings and related transaction expenses expected to result from the merger;

5.	Analyzed certain aspects of Cardinal’s financial performance and condition and compared such financial performance with similar data of publicly-traded companies it deemed similar to Cardinal;

6.	Analyzed certain aspects of Grayson’s financial performance and condition and compared such financial performance with similar data of publicly-traded companies it deemed similar to Grayson;

7.	Analyzed certain aspects of Parkway’s estimated financial performance and condition and compared such financial performance with similar data of publicly-traded companies it deemed similar to Parkway;

8.	Reviewed historical trading activity of Cardinal and Grayson common stock;

9.	Compared the proposed financial terms of the merger with the financial terms of certain other recent merger and acquisition transactions, involving companies that it deemed to be relevant; and

10.	Performed such other analyses and considered such other information, financial studies, and investigations and financial, economic and market criteria as we deemed relevant.

Banks Street Partners assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to it by Cardinal, Grayson, and their respective representatives, and of the publicly available information that was reviewed by Banks Street Partners. Banks Street Partners is not an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that such allowances of Cardinal and Grayson were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. Banks Street Partners was not retained to and did not conduct a physical inspection of any of the properties or facilities of Cardinal or Grayson, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Cardinal or Grayson, was not furnished with any such evaluation or appraisal, and did not review any individual credit files. Banks Street Partners’ opinion was necessarily based on economic, market, and other conditions in effect on, and the information made available to it, as of November 6, 2015.

Banks Street Partners, as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, private placements of securities, and valuations for other purposes. In rendering its fairness opinion, Banks Street Partners acted on behalf of the Cardinal Board.

Banks Street Partners’ opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to holders of Cardinal common stock in the merger and does not address the ability of the merger to be consummated, the satisfaction of the conditions precedent contained in the merger agreement, or the likelihood of the merger receiving regulatory approval. Although Banks Street Partners was retained on behalf of the Cardinal Board, its fairness opinion does not constitute a recommendation to any director of Cardinal as to how such director or any shareholder should vote with respect to the merger agreement.

Based upon and subject to the foregoing and based on Banks Street Partners’ experience as investment bankers, Banks Street Partners’ activities as described above, and other factors Banks Street Partners deemed relevant, Banks Street Partners rendered its opinion that, as of November 6, 2015, the merger consideration to be paid to the holders of Cardinal’s common stock in the merger is fair, from a financial point of view.

The following is a summary of material analyses performed by Banks Street Partners in connection with its opinion to the Cardinal Board on November 6, 2015. The summary does not purport to be a complete description of the analyses performed by Banks Street Partners but summarizes the material analyses performed and presented in connection with such opinion.

Summary of the Proposed Merger

Banks Street Partners reviewed the financial terms of the proposed transaction. In accordance with the terms of the merger agreement, each share of Cardinal common stock issued and outstanding shall be converted into and exchanged for the right to receive 1.30 shares of Parkway common stock (the “Cardinal Exchange Ratio”). At the same time, each share of Grayson common stock issued and outstanding shall be converted into and exchanged for the right to receive 1.76 shares of Parkway common stock (the “Grayson Exchange Ratio”). Because there is no current market for Parkway common stock, it is not possible to directly assign a dollar value to the Cardinal Exchange Ratio.

Relative Contribution Analysis

Banks Street Partners reviewed the relative contributions of Cardinal and Grayson to the pro forma combined company with respect to certain financial and operating measurements. This analysis was based on September 30, 2015 financials for both parties, except for dates indicated otherwise. Banks Street Partners then compared these contributions to the pro forma implied stock ownership interests in Parkway of Cardinal and Grayson shareholders based on their respective exchange ratio.

The following table indicates what Cardinal’s and Grayson’s percentage contributions would have been on a pro forma basis to the combined company, excluding merger synergies and merger accounting adjustments, in the categories listed:

In thousands of dollars, as of September 30, 2015

	Grayson	Cardinal	Cardinal Contribution
Total Assets	$332,333	$263,955	44.3%
Total Loans	229,918	170,569	42.6%
Total Deposits	279,804	227,592	44.9%
Total Equity	31,350	21,058	40.2%
LTM Revenue	13,321	9,926	41.1%
2016 Projected Net Income	1,827	819	31.0%
Average Contribution:			40.7%
Seller Pro Forma Common Ownership:			39.8%

Selected Peer Mergers-of-Equals Analysis

Banks Street Partners used publicly available information to compare selected financial information for Cardinal to a peer group of publicly announced mergers-of-equals transactions that Banks Street Partners deemed relevant for purposes of its analysis. Banks Street Partners compared selected operating results of Cardinal to the nominal “sellers” in 8 mergers-of-equals announced since January 1, 2011 for which stock exchange ratios and tangible book values per share for both parties in each transaction were publicly available (“MOE Peer Group”). Detailed composition of the MOE Peer Group appears in the table below. Banks Street Partners calculated the book-for-book exchange ratio in each transaction, with the book-for-book exchange ratio defined as the number of dollars of the nominal buyer’s tangible book value the nominal seller received for each dollar of its own tangible book value based on the exchange ratio in each transaction. Banks Street Partners then calculated the book-for-book exchange ratio in the merger based on both the Cardinal Exchange Ratio and the Grayson Exchange Ratio. The median book-for-book exchange ratio in the MOE Peer Group was calculated to be 1.0559 and the book-for-book exchange ratio in the merger was calculated to be 0.9650. Because Cardinal is not directly receiving shares of Grayson in the merger, the common exchange ratio for the merger was calculated based on the number of shares of Parkway common stock to be received for one share of each company’s common stock.

Buyer Name/ Target Name	Common Exchange Ratio	“Seller” TBVPS	“Buyer” TBVPS	Book-for- Book Exchange Ratio
Grayson Bankshares, Inc./ Cardinal Bankshares Corporation	0.7386	$13.80	$18.03	0.9650
MOE Peer Group Median:				1.0559
Nicolet Bankshares, Inc./ Baylake Corp.	0.4517	$10.85	$21.19	0.8823
Commerce Union Bancshares, Inc./ Reliant Bank	1.0213	$9.65	$11.10	1.1743
Yadkin Financial Corporation/ VantageSouth Bancshares, Inc.	0.3125	$3.38	$10.32	0.9539
Center Bancorp, Inc./ ConnectOne Bancorp, Inc.	2.6000	$25.43	$8.58	0.8775
Rockville Financial, Inc./ United Financial Bancorp, Inc.	1.3472	$13.13	$11.29	1.1580
Mercantile Bank Corp./ Firstbank Corp.	1.0000	$11.92	$17.34	1.4547
Peoples Financial Services / Penseco Financial Services	1.3636	$32.37	$21.81	0.9188
Provident New York Bancorp/ Sterling Bancorp	1.2625	$6.60	$7.30	1.3955

No nominal seller used in the selected peer merger group analysis described above is identical to Cardinal and no nominal buyer is identical to Grayson. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies to which they are being compared.

Cardinal Comparable Company Analysis

Banks Street Partners used publicly available information to compare selected financial and market trading information for Cardinal and a group of comparable financial institutions selected by Banks Street Partners. The Cardinal peer group consisted of the following public banks with between $100 million and $500 million in total assets, average daily trading volume greater than 100 shares and negative last-12-months’ return on average assets as of September 30, 2015, excluding targets of announced mergers at November 5, 2015.

Foundation Bancorp, Inc.	Sunshine Bancorp, Inc.	HCSB Financial Corp.
Paragon Financial Solutions, Inc.	Hamilton Bancorp, Inc.	Alamogordo Financial Corp.
Melrose Bancorp, Inc.	Colombo Bank	Pilgrim Bancshares, Inc.
Harvest Community Bancorp, Inc.	AB&T Financial Corp.	Harvard Illinois Bancorp, Inc.
Park Bancorp, Inc.	Liberty Bell Bank	MB Bancorp, Inc.
Edgewater Bancorp, Inc.	OptimumBank Holdings, Inc.	New Jersey Community Bank
Home Bancorp Wisconsin, Inc.	Delanco Bancorp, Inc.	Hometown Bancorp, Inc.
Fraternity Community Bancorp	Midland Capital Holdings Corp.	Golden State Bank

The analysis compared publicly available information for Cardinal and the median financial and market trading data for the Cardinal peer group as of the most recent 12 months ended September 30, 2015. The table below sets forth the data for Cardinal and the median data for the Cardinal peer group as of and for the most recent 12 months ended September 30, 2015, with pricing data as of November 5, 2015.

	Cardinal	Cardinal Peer Group Median
Total Assets ($000)	263,955	158,285
NPAs/ Assets (%)	0.07	3.77
TCE Ratio (%)	7.98	9.94
ROAA (%)	-0.21	-0.44
ROAE (%)	-2.74	-5.25
NIM (%)	3.17	3.16
Eff. Ratio (%)	96.20	105.26
Price/ TBV (%)	64.3	86.5
Price/ Assets (%)	5.1	7.4

Banks Street Partners also used publicly available information to compare selected financial and market trading information for the combined Parkway and a group of comparable financial institutions selected by Banks Street Partners. The Parkway peer group consisted of the following public banks with between $500 million and $1 billion in total assets, average daily trading volume greater than 100 shares and positive last-12-months’ return on average assets as of September 30, 2015, excluding targets of announced mergers at November 4, 2015.

ASB Bancorp, Inc.	F & M Bank Corp.	New Peoples Bankshares, Inc.
Atlantic Coast Financial	Fauquier Bankshares, Inc.	Old Point Financial Corporation
Auburn National Bancorporation,	First Capital Bancorp, Inc.	Security Federal Corporation
Bank of the James Financial	First Community Corporation	Select Bancorp, Inc.
Benchmark Bankshares, Inc.	First National Corporation	SouthCrest Financial Group, Inc.
Carolina Bank Holdings, Inc.	First South Bancorp, Inc.	Thomasville Bancshares, Inc.
Chesapeake Financial Shares, Inc.	First Virginia Community Bank	United Security Bancshares, Inc.
Citizens Holding Company	Four Oaks Fincorp, Inc.	Uwharrie Capital Corp
Commerce Union Bancshares	Highlands Bankshares, Inc.	Virginia National Bankshares
Eagle Financial Services, Inc.	John Marshall Bank	Xenith Bankshares, Inc.
Entegra Financial Corp.

The analysis calculated the median financial and market trading data for the Parkway peer group as of the most recent 12 months ended September 30, 2015. The table below sets forth the median data for the Parkway peer group as of and for the most recent 12 months ended September 30, 2015, with pricing data as of November 4, 2015.

Parkway Peer Group Median
Total Assets ($000)	688,935
NPAs/ Assets (%)	1.73
TCE Ratio (%)	9.73
ROAA (%)	0.80
ROAE (%)	8.20
NIM (%)	3.61
Eff. Ratio (%)	75.19
Price/ TBV (%)	103.2
Price/ Assets (%)	10.6
Price/ LTM EPS (x)	14.9

Net Present Value Analysis of Stock Consideration Portion

Banks Street Partners calculated potential net present values for Cardinal common stock and for Parkway common stock. The purpose of the analysis was to compare the implied value of Cardinal’s publicly traded common stock to the merger consideration offered by Parkway. Banks Street Partners relied on financial projections derived from Cardinal’s and Grayson’s internal forecasts, discussions with management of both companies, and expected merger synergies to be realized by Parkway to estimate future TBVPS and EPS for Cardinal and Parkway.

Using the resulting estimates for Cardinal TBVPS of $15.97 and EPS of $0.84 for fiscal year 2018, Banks Street Partners applied a range of terminal multiples as of December 31, 2018, then discounted back to the present from that date using a discount range from 12% to 16% and determined that the net present value of the Cardinal’s common stock fell within a range of $4.09 to $11.37.

Cardinal	Terminal Tangible Book Multiples
Discount Rates	40%	60%	80%	100%
12%	$4.55	$6.82	$9.09	$11.37
13%	$4.43	$6.64	$8.85	$11.07
14%	$4.31	$6.47	$8.62	$10.78
15%	$4.20	$6.30	$8.40	$10.50
16%	$4.09	$6.14	$8.18	$10.23

Cardinal	Terminal Earnings Multiples
Discount Rates	10.0	12.0	14.0	16.0
12%	$6.00	$7.20	$8.40	$9.60
13%	$5.84	$7.01	$8.18	$9.35
14%	$5.69	$6.83	$7.97	$9.10
15%	$5.54	$6.65	$7.76	$8.87
16%	$5.40	$6.48	$7.56	$8.64

Using the resulting estimates for Parkway TBVPS of $12.02 and EPS of $1.21 for fiscal year 2018, Banks Street Partners applied a range of terminal multiples as of December 31, 2018, then discounted the implied share values, plus intermediate cash dividends, back to the present from that date using a discount range from 10% to 14% and determined that the net present value of the Parkway’s common stock fell within a range of $7.89 to $16.94, which equates to a range of $10.26 to $22.02 per current Cardinal share based on the Cardinal Exchange Ratio.

Parkway	Terminal Tangible Book Multiples
Discount Rates	90%	100%	110%	120%
10%	$8.75	$9.65	$10.55	$11.45
11%	$8.52	$9.40	$10.28	$11.16
12%	$8.30	$9.16	$10.01	$10.87
13%	$8.09	$8.92	$9.76	$10.59
14%	$7.89	$8.70	$9.51	$10.32

Parkway	Terminal Earnings Multiples
Discount Rates	12.0	14.0	16.0	18.0
10%	$11.50	$13.31	$15.13	$16.94
11%	$11.20	$12.97	$14.73	$16.49
12%	$10.91	$12.63	$14.35	$16.06
13%	$10.63	$12.30	$13.98	$15.65
14%	$10.36	$11.99	$13.62	$15.25

Conclusion

Based on the results of the various analyses described above, Banks Street Partners concluded that the merger consideration to be received under the terms of the merger agreement is fair, from a financial point of view, to Cardinal shareholders.

The opinion expressed by Banks Street Partners was based upon market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets of Cardinal or Grayson could materially affect the assumptions used in preparing the opinion.

As described above, Banks Street Partners’ opinion was among the many factors taken into consideration by the Cardinal Board in making its determination to approve the merger agreement. For purposes of rendering its opinion, Banks Street Partners assumed that, in all respects material to its analyses:

•	the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or agreement thereof;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination, or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger.

Banks Street Partners cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party. As of the date of this document, Banks Street Partners has no reason to believe that any of these conditions will not be satisfied.

Certain Cardinal Unaudited Prospective Financial Information

Cardinal does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Cardinal is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to Banks Street Partners, Cardinal’s financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Cardinal, Banks Street Partners, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Cardinal’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Cardinal’s business, all of which are difficult to predict and many of which are beyond Cardinal’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Cardinal can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Cardinal’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules, and the various risks similar to those set forth in the section entitled, “Risk Factors,” beginning on page [●].

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Cardinal’s historical GAAP financial statements. Neither Cardinal’s independent public accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Cardinal can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Cardinal does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Cardinal or Grayson, as applicable, of the merger and does not attempt to predict or suggest future results of Parkway or the Surviving Bank. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by Parkway as a result of the merger, the effect on either Cardinal or Grayson, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either or Cardinal or Grayson, as applicable, of any possible failure of the merger to occur. None of Cardinal, Grayson or Banks Street Partners or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Cardinal shareholder or other person regarding Cardinal’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Cardinal or Grayson that it is viewed as material information of Cardinal, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to Cardinal’s financial advisor in connection with the merger.

In light of the foregoing, and considering that the Cardinal special meeting will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Cardinal shareholders are cautioned not to place unwarranted reliance on such information, and Cardinal urges all Cardinal shareholders to review Cardinal’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Cardinal’s business and financial results.

The following table presents a summary of selected Cardinal unaudited prospective financial data for the years 2016 through 2020 (dollars in millions, except per share data):

	2016E	2017E	2018E	2019E	2020E
Balance Sheet
Total assets	$257.1	$258.1	$267.1	$276.5	$286.2
Gross loans	183.1	190.4	198.0	205.9	214.1
Total deposits	219.7	219.6	227.5	235.4	243.8
Shareholders’ equity	21.7	22.5	23.4	24.4	25.5
Income Statement

Interest income	$10.1	$10.6	$10.9	$11.3	$11.7
Interest expense	1.5	1.6	1.6	1.6	1.6
Net interest income	8.6	9.0	9.3	9.7	10.1
Provision for loan losses	0.1	0.1	0.3	0.3	0.3
Noninterest income	0.9	0.9	0.9	1.0	1.0
Noninterest expense	8.6	8.6	8.6	8.9	9.1
Provision for income taxes	0.2	0.4	0.5	0.5	0.6
Net income	0.6	0.8	0.9	1.0	1.1
Earnings per share	$0.39	$0.51	$0.58	$0.65	$0.71

Public Trading Markets

Parkway was incorporated under Virginia law on November 2, 2015, and has one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Accordingly, there is currently no trading market for Parkway common stock. Grayson common stock is listed on the OTC Pink marketplace under the symbol “GSON.” Cardinal common stock is listed on the OTC Pink marketplace under the symbol “CDBK.” Upon completion of the merger, we expect that Parkway’s common stock will be quoted on the OTC Market Group’s OTCQX Marketplace or other quotation system, but we cannot assure you that an active or liquid trading market for Parkway’s common stock will develop.

Appraisal Rights

Grayson and Cardinal shareholders will have the right to assert appraisal rights with respect to the merger and demand in writing be paid the fair value of their shares of Grayson or Cardinal common stock under applicable provisions of Virginia law following consummation of the merger by Parkway as the surviving company following the merger. In order to exercise and perfect appraisal rights, you must generally give written notice of your intent to demand payment for your shares to Parkway before the vote is taken on the merger at the Grayson or Cardinal special meeting and you must not vote in favor of the merger. A copy of the applicable Virginia statutory provisions is included in this joint proxy statement/prospectus as Appendix D.

The following is only a summary of the rights of a dissenting Grayson or Cardinal stockholder, is not a complete statement of law pertaining to appraisal rights under the Virginia Stock Corporation Act, and is qualified in its entirety by reference to the full text of the provisions of the Virginia Stock Corporation Act pertaining to appraisal rights, a copy of which is attached as Appendix D hereto and incorporated into this discussion by reference. If you intend to exercise your right to dissent, you should carefully review the following summary and comply with all requirements of the Virginia Stock Corporation Act. You should also consult with your attorney. No further notice of the events giving rise to appraisal rights will be furnished to you by Parkway.

The Virginia Stock Corporation Act provides in detail the procedure you must follow if you wish to exercise your appraisal rights. In summary, to exercise appraisal rights:

•	you must deliver to Parkway before the vote on the merger agreement is taken at the special meeting of Grayson or Cardinal, as applicable, written notice of your intent to demand payment for your shares if the merger is completed; and

•	you must not vote your shares in favor of the merger agreement at the Grayson or Cardinal special meeting, as applicable.

In other words, you do not have to vote against the merger agreement, or even vote at all, in order to exercise appraisal rights, but you may not vote in favor of the merger agreement, and in all cases you must give the required written notice. If you fail to satisfy these requirements, you will not be entitled to exercise appraisal rights or to receive payment for your shares under the provisions of the Virginia Stock Corporation Act pertaining to appraisal rights. Even if you vote against the merger agreement (either in person or by proxy), you still have to send the required notice of intent in order to exercise appraisal rights. You should remember that, as described in the sections entitled, “Grayson Special Meeting of Shareholders — Voting of Proxies,” beginning on page [●], and “Cardinal Special Meeting of Shareholders – Voting of Proxies,” beginning on page [●], if you return a signed proxy card but fail to provide instructions as to the manner in which your shares are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert appraisal rights. If you do not return a proxy card or otherwise vote at all at the Grayson or Cardinal special meeting, as applicable, you will not be treated as waiving your appraisal rights as long as you have given the required notice of intent as described above.

If you are a Grayson shareholder and you intend to assert your appraisal rights, your notice of intent should be mailed or delivered to Grayson’s corporate secretary at Grayson’s corporate office located at 113 West Main Street, Independence, Virginia 24348, or it may be hand delivered to Grayson’s corporate secretary at the Grayson special meeting (before the voting on the merger agreement begins). Notice of intent is effective at the earliest of the following:

•	when received by Grayson at its address prior to the Grayson special meeting;

•	five days after its deposit in the United States mail, as evidenced by the postmark, if mailed postage prepaid and correctly addressed to Grayson at its address prior to the Grayson special meeting; or

•	on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and if the receipt is signed by or on behalf of Grayson prior to the Grayson special meeting.

If you are a Cardinal shareholder and you intend to assert your appraisal rights, your notice of intent should be mailed or delivered to Cardinal’s corporate secretary at Cardinal’s corporate office located at 101 Jacksonville Circle, Floyd, Virginia 24091, or it may be hand delivered to Cardinal’s corporate secretary at the Cardinal special meeting (before the voting on the merger agreement begins). Notice of intent is effective at the earliest of the following:

•	when received by Cardinal at its address prior to the Cardinal special meeting;

•	five days after its deposit in the United States mail, as evidenced by the postmark, if mailed postage prepaid and correctly addressed to Cardinal at its address prior to the Cardinal special meeting; or

•	on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and if the receipt is signed by or on behalf of Cardinal prior to the Cardinal special meeting.

If you deliver a timely notice of intent, do not vote in favor of the merger agreement and the merger agreement is approved by Grayson shareholders at the Grayson special meeting (or at any adjournment of the Grayson special meeting) and by Cardinal shareholders at the Cardinal special meeting (or any adjournment of the Cardinal special meeting), then, within ten days following the effective date of the merger, Parkway, as the company surviving the merger, will send you a written notice called an appraisal notice, by first-class mail, postage prepaid, to your address shown in Grayson’s or Cardinal’s current record of shareholders, as long as you have satisfied the requirements to exercise appraisal rights. The appraisal notice will include another copy of the provisions of the Virginia Stock Corporation Act, pertaining to appraisal rights and will:

•	include a form you can use for demanding payment that will (i) specify the first date of any announcement to Grayson shareholders and Cardinal shareholders of the terms of the merger, (ii) require you to certify whether you acquired beneficial ownership of your shares of Grayson or Cardinal common stock before that date, and (iii) require you to certify that you did not vote for or consent to the merger;

•	state where your Grayson or Cardinal share certificates must be deposited and the date by which those certificates must be deposited;

•	specify where the form described above must be sent and the date by which Parkway must receive the form (which may not be fewer than 40 nor more than 60 days after the date of mailing of the appraisal notice), and state that you will have waived the right to demand appraisal with respect to your shares unless the form is received by Parkway by such date;

•	state Parkway’s estimate of the fair value of the shares;

•	state that, if requested in writing, Parkway will provide, to the shareholder, within 10 days after the date by which Parkway must receive the form, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

•	state the date by which the notice to withdraw must be received, which date must be within 20 days after the date by which Parkway must receive the form.

After receipt of the appraisal notice, you must deliver to Parkway a written payment demand and, in the case of certificated shares, deposit your Grayson or Cardinal share certificates with Parkway by the date set forth in and in accordance with the terms and conditions of the appraisal notice and certify whether you acquired beneficial ownership of your shares of Grayson or Cardinal common stock before the announcement date. Otherwise, you will not be entitled to payment for your shares. Additionally, if you were not the beneficial owner of your shares of Grayson or Cardinal common stock on the announcement date as set forth in the appraisal notice, Parkway may elect to withhold payment. If you deliver a payment demand, certify your beneficial ownership and deposit your share certificates as required by the appraisal notice, you will lose all rights as a Grayson or Cardinal shareholder, as applicable, unless you withdraw your payment demand by the date specified in the appraisal notice

Within 30 days after the form is due, Parkway will pay you (provided that you have satisfied all requirements to exercise appraisal rights) the amount Parkway estimates to be the fair value of your shares, plus interest accrued to the date of payment. Parkway’s payment will be accompanied by:

•	the annual financial statements of Parkway, which shall be as of a date ending not more than 16 months before the date of payment, or, if such annual financial statements are not available, Parkway shall provide reasonably equivalent information;

•	the latest available quarterly financial statements of Parkway;

•	a statement of Parkway’s estimate of the fair value of the shares, which estimate must equal or exceed Parkway’s estimate given in the appraisal notice; and

•	a statement of your right to demand further payment if you are not satisfied with the payment and that failure to demand further payment within a specified time will be deemed acceptance of Parkway’s estimate as full payment.

If you believe that the amount paid by Parkway, or the amount of Parkway’s payment offer, as described above is less than the fair value of your shares of Grayson or Cardinal common stock or that the interest due is incorrectly calculated, then you may notify Parkway in writing of your own estimate of the fair value of your shares of Grayson or Cardinal common stock and may demand payment of your estimate plus interest. A shareholder offered payment who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest. If you fail to take any such action within the 30 days after Parkway makes or offers payment for your shares, you will be deemed to have waived your rights to demand payment and shall be entitled only to the payment of fair value as calculated by Parkway.

If you have taken all required actions and your demand for payment remains unsettled, Parkway may file a lawsuit within 60 days after receiving the payment demand and petition the appropriate circuit court to determine the fair value of the shares and accrued interest. If Parkway does not begin the action within the 60-day period, it will pay each shareholder who asserts appraisal rights whose demand remains unsettled the amount demanded. In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. In addition, Parkway will make all stockholders who assert appraisal rights whose demands remain unsettled parties to the proceeding. Each stockholder who asserts appraisal rights made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, to exceed the amount paid by Parkway, or for the value, plus accrued interest, of his after-acquired shares for which Parkway elected to withhold payment.

The court will determine the cost of any court proceeding, including reasonable compensation and reimbursement of expenses for appraisers appointed by the court. Those costs will be assessed against Parkway unless the court determines that some or all of the shareholders who assert appraisal rights acted arbitrarily, vexatiously or not in good faith in demanding payment, in which event the court may assess costs against those shareholders. The court may assess the fees and expenses of experts and counsel against Parkway if it finds that it did not substantially comply with the requirements of the statutes, or against any party who acted arbitrarily, vexatiously or not in good faith in asserting or defending against appraisal rights. If the court finds that the services of counsel for any shareholder who asserts appraisal rights were of substantial benefit to other shareholders similarly situated, the court may award counsel fees, to be paid out of the amounts awarded the stockholders who asserted appraisal rights who were benefited. If a stockholder who asserts appraisal rights must bring an action against Parkway to require it to pay the amount Parkway estimates to be the fair value of the shares, plus interest and the shareholder is successful, the court will assess costs against Parkway.

Regulatory Approvals Required for the Merger

Grayson and Cardinal have agreed to use their best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include the approval of the Board of Governors of the Federal Reserve System, the OCC and the Virginia Bureau of Financial Institutions. Grayson and Cardinal have made applications and other filings for these purposes. The merger cannot proceed without these regulatory approvals. It is presently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. Although Grayson and Cardinal expect to obtain all necessary regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

A regulatory body’s approval may contain terms or impose conditions, restrictions or requirements which the Parkway Board reasonably determines in good faith would have a material adverse effect on Parkway and its subsidiaries as a whole, taking into account the consummation of the merger. If approval of this nature occurs, Parkway may elect not to consummate the merger. The companies can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the merger or within the time frame contemplated by Grayson, Cardinal and Parkway. See the section entitled, “The Merger Agreement – Conditions to Complete the Merger,” beginning on page [●].

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting pursuant to GAAP. Under the acquisition method of accounting, the assets and liabilities of Cardinal as of the effective date of the merger will be recorded at their respective fair values and added to those of Parkway. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Parkway issued after the merger will reflect these fair values, but will not be restated retroactively to reflect the historical financial position or results of operations of Grayson and Cardinal before the merger date.

Resales of Parkway Common Stock

All shares of Parkway common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Parkway as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Parkway and may include significant shareholders of Parkway. The officers and directors of Grayson and Cardinal who continue in such capacities with Parkway upon completion of the merger are expected to be deemed affiliates of Parkway as of the closing date of the merger.

Material United States Federal Income Tax Consequences

The following summary describes the anticipated material U.S. federal income-tax consequences of the merger to U.S. holders (as defined below) of Grayson common stock and Cardinal common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income-tax purposes) created or organized under the laws of the United States or any of its political subdivisions; (iii) a trust that (a) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable Treasury regulations, to be treated as a U.S. person; or (iv) an estate that is subject to U.S. federal income taxation on its income regardless of its source. For purposes of this discussion, the term “common stock” means shares of Grayson or Cardinal common stock.

This discussion addresses only those holders of Grayson or Cardinal common stock that hold such common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all of the U.S. federal income-tax consequences that may be relevant to particular holders of Grayson or Cardinal common stock in light of their individual circumstances or to holders of Grayson or Cardinal common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons holding Grayson or Cardinal common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar; and

•	holders who acquired their shares of Grayson or Cardinal common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income-tax purposes) holds Grayson or Cardinal common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Entities taxable as a partnership and their owners should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Parkway, Grayson, or Cardinal. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Merger as a Tax-Free Reorganization

The merger is intended to qualify as a “reorganization” within the meaning of Section 368 of the Code. Subject to the limitations and qualifications described herein, the material U.S. federal income-tax consequences from the merger will generally be as follows:

•	No gain or loss will be recognized by Parkway, Grayson, or Cardinal as a result of the merger.

•	No gain or loss will be recognized by U.S. holders who hold their Grayson or Cardinal common stock as a capital asset within the meaning of Section 1221 of the Code and exchange all of their Grayson or Cardinal common stock solely for Parkway common stock pursuant to the merger.

•

A U.S. holder who receives cash (other than any cash received in lieu of a fractional share of Parkway common stock) and Parkway common stock will generally realize gain in an amount equal to the difference between (i) the sum of the cash and the fair market value of Parkway common stock received and (ii) the holder’s income-tax basis in Grayson or Cardinal common stock surrendered. Such a U.S. holder will recognize taxable gain for federal income-tax purposes, however, only on the lesser of (i) the amount of realized gain as described in the previous sentence, and (ii) the amount of cash consideration received by the U.S. holder with respect to Grayson or Cardinal common stock. A U.S. holder who receives any Parkway common stock pursuant to the merger will not recognize any loss for federal income-tax purposes except in respect of cash received in lieu of any fractional share of Parkway common stock (as discussed below).

•	A U.S holder who perfects appraisal rights and receives solely cash with respect to such shareholder’s shares of Grayson or Cardinal common stock, will recognize capital gain or loss equal to the difference between such shareholder’s tax basis in those shares and the amount of cash received in exchange for those shares, provided the shares were held as a capital asset by such shareholder.

•	The aggregate basis of Parkway common stock received in the merger by a U.S. holder of Grayson or Cardinal common stock will equal the net of (i) the aggregate basis of the Grayson or Cardinal common stock for which it is exchanged, minus (ii) the amount of any cash received in exchange for Grayson or Cardinal common stock, plus (iii) the amount of any gain recognized on the exchange (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “— Potential Recharacterization of Gain as a Dividend”).

•	The holding period of Parkway common stock received in exchange for shares of Grayson or Cardinal common stock will generally include the holding period of the Grayson or Cardinal common stock for which it is exchanged.

•	A U.S. holder of Grayson or Cardinal common stock who receives cash in lieu of a fractional share of Parkway common stock generally will be treated as having received the fractional share in the merger and then receiving cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate income-tax basis in the Grayson or Cardinal common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Grayson or Cardinal common stock is more than one year at the Effective Time.

If a U.S. holder of Grayson or Cardinal common stock acquired different blocks of Grayson or Cardinal common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Grayson or Cardinal common stock, and the shares of Parkway common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult with their own tax advisors with regard to identifying the bases or holding periods of the particular shares of Parkway common stock received in the merger.

Completion of the merger is conditioned on, among other things, the receipt by Grayson and Cardinal of legal opinions from their legal counsel (Williams Mullen and Gentry Locke, respectively) dated as of the closing date of the merger, to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion, the merger will be treated as a “reorganization” within the meaning of Section 368 of the Code. The opinions will be based on certain assumptions and on representation letters provided by Grayson and Cardinal to be delivered at the time of closing. Grayson and Cardinal each has the ability to waive the condition to obtain a legal opinion. Neither Grayson nor Cardinal currently intends to waive this opinion condition to its obligation to consummate the merger. If either Grayson or Cardinal waives this opinion condition after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC, and if the tax consequences of the merger to Grayson and Cardinal shareholders have materially changed, Grayson and Cardinal will recirculate appropriate soliciting materials to resolicit the votes of the Grayson and Cardinal shareholders. The tax opinions will not be binding on the IRS. Neither Grayson nor Cardinal intends to request any ruling from the IRS as to the U.S. federal income-tax consequences of the merger, and there is no guarantee that the IRS will treat the merger as a “reorganization” within the meaning of Section 368 of the Code.

Taxation of Capital Gain

Except as described under the section entitled, “Potential Recharacterization of Gain as a Dividend” below, any gain, such as the receipt of consideration other than Parkway common stock in exchange for Grayson or Cardinal common stock, such as cash, that U.S. holders of Grayson or Cardinal common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if the U.S. holder has held (or is treated as having held) the Grayson or Cardinal common stock for more than one year as of the date of the merger. For noncorporate U.S. holders, long-term capital gain generally will be taxed at a maximum U.S. federal income-tax rate of 20% for the 2016 tax year. In addition, an unearned income Medicare contribution tax of 3.8% could apply to some to all of the capital gain of a noncorporate U.S. holder, depending on the U.S. holder’s level of modified adjusted gross income (or adjusted gross income in the case of a trust or estate) and the other applicable provisions of Code Section 1411. As noted above, no capital loss will be recognized for a U.S. holder who receives Parkway common stock in whole or in part in exchange for Grayson or Cardinal common stock if the merger qualifies as a reorganization, except in respect of cash received in lieu of any fractional share of Parkway common stock.

Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Grayson or Cardinal common stock recognizes could be treated as dividend income rather than capital gain if such U.S. holder is a significant shareholder of the other company. This could happen, for example, because of a Grayson U.S. holder’s ownership of additional shares of Cardinal common stock by such holder, ownership of shares of Cardinal’s common stock by a person related to such holder, or a share repurchase by Cardinal from other holders of Cardinal common stock. Likewise, all or part of the gain that a particular U.S. holder of Cardinal common stock recognizes could be treated as dividend income rather than capital gain if such U.S. holder is a significant shareholder of Grayson. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder who owns a small number of shares in a publicly and widely held corporation and who exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Grayson or Cardinal common stock, including the application of certain constructive ownership rules, holders of Grayson or Cardinal common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Constructive Ownership

In applying the constructive ownership provisions of Section 318 of the Code, a holder of Grayson or Cardinal stock may be deemed to own stock that is owned directly or indirectly by other persons, such as certain family members and entities such as trusts, corporations, partnerships or other entities in which the holder has an interest. Because the constructive ownership provisions are complex, holders of Grayson or Cardinal common stock should consult their tax advisors as to the applicability of these provisions.

Information Reporting

A U.S. holder of Grayson or Cardinal common stock who receives Parkway common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Grayson or Cardinal common stock who is required to file a U.S. federal income-tax return and who is a “significant holder” that receives Parkway common stock in the merger will be required to file a statement with such U.S. federal income-tax return in accordance with Treasury regulations Section 1.368-3 setting forth certain information, including the basis and fair market value of such U.S. holder’s Grayson or Cardinal capital stock surrendered in the merger. A “significant holder” is a holder of Grayson or Cardinal common stock who, immediately before the merger, owned at least 1% of the outstanding stock of Grayson or Cardinal (by either voting power or value) or securities of Grayson or Cardinal with a basis for federal income-tax purposes of at least $1 million.

Backup Withholding

A noncorporate U.S. holder may be subject to backup withholding at a rate of 28% on proceeds received in the merger. Backup withholding will not apply, however, to a U.S. holder who provides the holder’s taxpayer identification number, or “TIN,” certifies that such number is correct (or properly certifies that it is awaiting a TIN) and that the U.S. holder is not subject to backup withholding for failure to report interest and dividends, and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding also may be subject to a penalty imposed by the IRS. Each U.S. holder should complete and sign the Substitute Form W-9 included as part of the transmittal materials to be provided by the exchange agent, so as to provide the information and certification necessary to avoid backup withholding.

If backup withholding applies to a U.S. holder, 28% of payments to the U.S. holder will be required to be withheld. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income-tax liability of the U.S. holder, provided that the required information is provided to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a U.S. holder may obtain a refund by filing a U.S. federal income-tax return with the IRS in a timely manner.

The foregoing tax discussion is only a summary. This discussion does not address tax consequences that may vary with, or are contingent on, your individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including the terms of the merger agreement that the respective management teams of Grayson, Cardinal and Parkway believe are material. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

The merger agreement provides for the merger of Grayson and Cardinal with and into Parkway, with Parkway as the surviving corporation (the “merger”). The separate existence of Grayson and Cardinal shall cease, and Parkway will continue to exist as a Virginia corporation. Following the merger, the Bank of Floyd will be merged with and into Grayson National Bank, with Grayson National Bank as the Surviving Bank (the “bank merger”). The Surviving Bank will be a wholly owned subsidiary of Parkway. Following completion of the merger, the parties plan to undertake a branding process to select new names for Parkway and the Surviving Bank that will reflect the heritage and legacy of both Grayson National Bank and the Bank of Floyd.

Merger Consideration

Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each issued and outstanding share of Grayson common stock shall be converted into 1.76 shares of Parkway common stock, and each issued and outstanding share of Cardinal common stock shall be converted into 1.30 shares of Parkway common stock. At the Effective Time, each share of Parkway common stock issued and outstanding immediately prior to the Effective Time and any rights relative to Parkway will be cancelled pursuant to the plan of merger.

In lieu of fractional shares, Parkway will issue cash to holders of Grayson common stock and Cardinal common stock, on the basis of $10.45 per share of Parkway common stock. The $10.45 per share was determined at the time of execution of the merger agreement based on the pro forma book value per share of the combined company. The actual book value per share of Parkway common stock upon completion of the merger is expected to differ from this number because it is derived from the respective book values per share of Grayson and Cardinal, both of which are expected to be different when the merger is completed than they were when the merger agreement was signed. It is not necessarily an indication of the fair value of Parkway common stock or the price at which Parkway common stock will trade following completion of the merger.

Closing and Effective Time of Merger

The merger will be completed only if certain conditions to closing described in the merger agreement are satisfied or waived by the applicable party. The merger will close on either the fifth business day following the completion of the conditions to closing in the merger agreement, or another mutually agreed upon date (the “Effective Date”). The merger will become effective upon the filing with the Virginia State Corporation Commission articles of merger, and the issuance by the Virginia State Corporation Commission of a certificate of merger, or such later date as may be set forth in such articles of merger.

The parties agree to use reasonable efforts to cause the effective date of the bank merger to occur on or as soon as reasonably practicable after the Effective Date or such later date mutually agreed upon by the parties.

Conversion of Shares; Exchange of Certificates

At or prior to the Effective Time, Parkway will deposit, or will cause to be deposited, with the exchange agent (i) certificates representing shares of Parkway common stock to be used as merger consideration and (ii) an amount of cash necessary for payment of fractional shares. As soon as practicable, but in no event more than five business days after the Effective Time, the exchange agent will mail to each holder of record of Grayson common stock and Cardinal common stock appropriate transmittal materials and exchange instructions. After the Effective Time, each holder of shares of Grayson common stock and Cardinal common stock shall surrender the certificate(s) representing such shares to Parkway, together with the properly executed letter of transmittal and any other required documents, and receive the Parkway shares to which he or she is entitled in accordance with the merger agreement, a check representing the amount of cash in lieu of fractional shares, if any, and all undelivered dividends or distributions in respect of such shares, if any. No interest will be paid to Grayson or Cardinal shareholders or accrued with respect to the dividends or distributions in respect of such shares, if any. Parkway shall not be obligated to deliver the consideration to which any former holder of Grayson common stock or Cardinal common stock is entitled as a result of the merger until such holder surrenders his or her certificate(s) representing the shares of Grayson common stock or Cardinal common stock for exchange as provided in the merger agreement. Upon completion of the merger, Grayson stock certificates and Cardinal stock certificates will no longer represent shares of Grayson common stock or Cardinal common stock, respectively, and will only represent the right to receive the merger consideration. After the completion of the merger, there will be no further transfers of Grayson common stock or Cardinal common stock, except as required to settle trades executed before completion of the merger.

Holders of Grayson common stock and Cardinal common stock should not submit their Grayson or Cardinal stock certificate(s) for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed by executing and delivering a lost stock affidavit and an indemnity bond must be purchased at your expense before you receive any consideration for your shares. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership and the purchase of an indemnity bond for lost certificates.

Representations and Warranties

The merger agreement contains customary representations and warranties of Grayson and Cardinal relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects or true and correct in all respects, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect (as defined in the merger agreement) on the party making the representation.

A Material Adverse Effect shall not include the impact of (1) changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or governmental entities, except to the extent such changes have a disproportionate impact on Grayson or Cardinal, as the case may be, relative to the overall effects on the banking industry, (2) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent such changes have a disproportionate impact on Grayson or Cardinal, as the case may be, relative to the overall effects on the banking industry, (3) changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on Grayson or Cardinal, as the case may be, relative to the overall effects on the banking industry, (4) any modifications or changes to valuation policies and practices in connection with the merger in accordance with GAAP, (5) actions and omissions of Grayson or Cardinal taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (6) any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters, (7) failure of Grayson or Cardinal to meet any internal financial forecasts or any earnings projections (whether made by Grayson or Cardinal or any other person), (8) the public disclosure of the merger agreement and the impact thereof on relationships with customers or employees, or (9) the effects of compliance with the merger agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by the merger agreement. Subject to certain enumerated exceptions, the representations and warranties in the merger agreement will not survive the Effective Time.

Each of Grayson and Cardinal has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	subsidiary bank formation;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes and other events;

•	legal proceedings;

•	tax matters;

•	environmental liability;

•	employee matters and benefit plans;

•	compliance with applicable laws;

•	certain contracts;

•	risk management instruments;

•	loan portfolios;

•	real property and intellectual property;

•	leased personal and real property;

•	insurance;

•	certain banking regulations including the Bank Secrecy Act, Patriot Act and Community Reinvestment Act compliance;

•	state takeover laws;

•	tax treatment of the merger and regulatory approvals;

•	contingency planning program(s);

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

•	receipt of a financial advisor’s opinion.

In addition, Parkway has made other representations and warranties about itself to Grayson and Cardinal:

•	corporate matters, including due organization and qualification; and

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger.

The representations and warranties described above and included in the merger agreement were made by each of Grayson and Cardinal to the other and to Parkway, and by Parkway to Grayson and Cardinal. These representations and warranties were made as of the date of the merger agreement (unless otherwise specified), are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders and may be subject to important qualifications and limitations agreed to by Grayson, Cardinal and Parkway in connection with negotiating the terms of the merger agreement. In some cases, the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Although none of Grayson, Cardinal or Parkway believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone as characterizations of the actual state of facts, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus. See the section entitled, “Where You Can Find More Information,” beginning on page [●] for a description of where you can find this information.

Covenants and Agreements

Grayson and Cardinal have undertaken, and have agreed to cause their subsidiaries to abide by, customary covenants that place restrictions on them until the Effective Time. In general, each of Grayson and Cardinal agreed to conduct its business in the usual and ordinary course and use reasonable efforts to preserve intact its assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates. Further, each of Grayson and Cardinal agreed not to make any capital expenditure in excess of $50,000 or take any action reasonably likely to have an adverse effect upon its ability to perform any of its material obligations under the merger agreement.

In addition, each of Grayson and Cardinal have further agreed, with certain exceptions and except with the other party’s prior written consent, it will not, among other things, undertake the following actions:

•	issue any additional shares of capital stock;

•	with respect to any period beginning on or after July 1, 2015, make, declare or pay any dividend or any other distribution on any shares of its common stock in excess of the amount it declared and paid for the six month period ended June 30, 2015, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock (or obligations convertible into or exchangeable for any shares of its capital stock);

•	enter into or amend or renew any employment, consulting, compensation, severance or similar agreements or arrangements with any director, officer or employee of it or its subsidiaries, except in accordance with past practice;

•	(i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, or consultant, or pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, or consultant, except in the limited exceptions provided in the merger agreement; (ii) establish or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any trust agreement related thereto in respect of any director, officer, or employee; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards or any other rights; (iv) take any action to fund or in any way secure the payment of compensation or benefits under any existing plan; (v) enter into any collective-bargaining agreement; or (vi) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any existing plan;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, deposits, business or properties, except in the ordinary course of business and in a transaction that is not material to it and its subsidiaries taken as a whole;

•	acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity;

•	amend its articles of incorporation or bylaws or similar governing documents of any subsidiary;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable law, GAAP or its regulatory authorities;

•	enter into, terminate or waive any material provisions of any material contract within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or amend or modify any of its existing material contracts;

•	settle any claim, action or proceeding that involves more than $25,000 or consent to any equitable remedy;

•	take any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code;

•	take any action that is intended to or is reasonably likely to result in (i) any of the conditions to the merger not being satisfied, (ii) a material violation of any provision of the merger agreement, or (iii) a material delay or affect the ability of any party to consummate the transactions contemplated by the merger agreement;

•	implement any material change in its interest rate or risk management policies, procedures or practices, fail to materially follow its existing policies and practices, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person other than in the ordinary course of business;

•	make, renew or amend any loan or extension of credit in an amount in excess of $1,000,000 or that involves a participation or similar multi-lender arrangement;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any regulatory authority;

•	make any equity investment either by purchase of stock or other equity securities or securities convertible into an equity security or contributions to capital;

•	restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	file or amend any tax return other than in the ordinary course of business, make any significant change in any method of tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any tax election or settle or compromise any tax liability;

•	take any action that would materially impede or materially delay the ability of the parties to obtain any necessary regulatory or governmental approvals required for the merger; or

•	agree, commit, or adopt any resolutions to do any of the foregoing.

The merger agreement also contains mutual covenants relating to, among other things, the preparation of this joint proxy statement/prospectus and any applications required by regulatory agencies, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Required Shareholder Votes

Grayson and Cardinal have each agreed to hold meetings of their shareholders as promptly as practicable after the Registration Statement on Form S-4 is declared effective, for the purpose of obtaining the requisite shareholder approvals of the merger agreement. Each party has agreed to take all action necessary, in accordance with applicable law and its respective organizational documents, to convene such meeting to consider and vote upon such approval.

Agreement Not to Solicit Other Offers

Grayson and Cardinal have agreed that they will not, and will cause their subsidiaries and their subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, any Acquisition Proposal (as such term is defined in the merger agreement). They will immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the merger agreement with any parties other than Parkway with respect to any of the foregoing and will use their reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Grayson and Cardinal will inform Parkway promptly of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of Grayson or Cardinal, as applicable, or any merger, change or control or other business combination involving Grayson or Cardinal, as applicable. Notwithstanding the foregoing, if, at any time the Grayson Board or Cardinal Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Grayson or Cardinal, as applicable, in response to a written Acquisition Proposal that was unsolicited after the date of the merger agreement or that did not otherwise result from a breach of the duties in this paragraph, may furnish non-public information with respect to Grayson or Cardinal, as applicable, to the entity who made such Acquisition Proposal and participate in negotiations regarding such Acquisition Proposal.

Grayson or Cardinal may terminate the merger agreement if the Grayson Board or Cardinal Board, as applicable, so determines by a vote of the majority of the members of its entire board, at any time prior to the Grayson special meeting or Cardinal special meeting, as applicable, in order to concurrently enter into an agreement with respect to an unsolicited Acquisition Proposal that was received and considered by Grayson or Cardinal, as applicable, in compliance with its fiduciary duties under applicable law, and that would, if consummated, result in a transaction that is more favorable to Grayson’s or Cardinal’s stockholders, as applicable, from a financial point of view than the merger (a “Superior Proposal”); provided, that (i) the merger agreement may be terminated by Grayson or Cardinal, as applicable, pursuant to this paragraph only after the fifth business day following Parkway’s receipt of written notice from Grayson or Cardinal, as applicable, advising Parkway that Grayson or Cardinal, as applicable, is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, Parkway does not make an offer to Grayson or Cardinal, as applicable, that the Grayson Board or Cardinal Board, as applicable, determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal and (ii) Grayson or Cardinal, as applicable, pays the termination fee specified in the merger agreement.

Expenses and Fees

In general, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated. However, the costs and expenses of printing and mailing this joint proxy statement/prospectus, are to be borne equally by Grayson and Cardinal. Grayson will also bear all expenses incurred by Parkway. Further, each of Grayson and Cardinal have agreed to pay a fee to the other if the merger agreement is terminated under certain circumstances and also have agreed to pay the other party’s expenses up to $250,000 under certain circumstances. See the section entitled, “The Merger Agreement — Termination of the Merger Agreement,” beginning on page [●].

Indemnification and Insurance

Following the Effective Time and for a period of six years thereafter, Parkway will indemnify, defend and hold harmless the present directors, officers and employees of Grayson and its subsidiaries, and Cardinal and its subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Grayson or Cardinal is permitted or required to indemnify (and advance expenses to) its directors, officers and employees under the laws of the Commonwealth of Virginia, the Grayson articles of incorporation or Cardinal articles of incorporation, as applicable, the Grayson bylaws or Cardinal bylaws, as applicable, and any agreement or Grayson Board resolution or Cardinal Board resolution, as applicable, adopted or in effect on the date of the merger agreement.

For a period of six years from the Effective Time, Parkway will use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Grayson and its subsidiaries, and Cardinal and its subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Grayson or Cardinal, as applicable; provided, that in no event shall Parkway be required to expend more than 300% of the current amount expended by Grayson or Cardinal, as applicable (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Parkway is unable to maintain or obtain the insurance called for by the merger agreement, Parkway will use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Grayson or Cardinal or any of their subsidiaries may be required to execute the application and provide customary representations and warranties to Parkway’s insurance carrier for the purpose of obtaining such insurance.

Conditions to Complete the Merger

The respective obligations of Grayson and Cardinal to effect the merger are subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions:

•	the approval of the merger by the requisite affirmative vote of the shareholders of Grayson and Cardinal;

•	the receipt of all regulatory approvals required to consummate the transactions contemplated in the merger agreement;

•	no government authority of competent jurisdiction having issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) prohibiting the merger; and

•	the registration statement of which this joint proxy statement/prospectus is a part with respect to Parkway common stock to be issued in the merger shall have become effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

The obligation of each of Grayson and Cardinal to effect the merger are subject to the satisfaction or waiver by Grayson or Cardinal, as applicable, prior to the Effective Time of each of the following additional conditions:

•	the representations and warranties of the parties to the merger agreement set forth in the merger agreement must be true and correct as of the date of the merger agreement and as of the Effective Date, and the parties must have delivered to Grayson or Cardinal, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer;

•	the parties to the merger agreement must have performed in all material respects all obligations required to be performed by them under the merger agreement at or before the Effective Time, and must have delivered to Grayson or Cardinal, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer;

•	Grayson or Cardinal, as applicable, must have received the opinion of its counsel, to the effect that the merger will be treated as a reorganization within the meaning of Section 368 of the Code; and

•	Grayson or Cardinal, as applicable, must have received support agreements executed by each member of the board of directors of the other party.

Termination of the Merger Agreement

The merger agreement can be terminated, and the merger may be abandoned:

•	by the mutual consent of Grayson and Cardinal;

•	by Grayson, Cardinal or Parkway, at any time prior to the Effective Time, if another party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, provided that such breach or failure cannot be cured within 30 days of receipt of written notice thereof;

•	by Grayson or Cardinal if the merger does not occur on or before September 30, 2016, provided, that the failure to consummate the merger did not arise out of or result from the knowing action or inaction of the party seeking to terminate;

•	by Cardinal if the conditions to Cardinal’s obligations have not been satisfied by Grayson within five business days after the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Grayson within 30 days after the giving of written notice of such failure) and have not been waived by Cardinal;

•	by Grayson if the conditions to Grayson’s obligations have not been satisfied by Cardinal within five business days after the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Cardinal within 30 days after the giving of written notice of such failure) and have not been waived by Grayson;

•	by Grayson or Cardinal if the approval of any governmental authority required for consummation of the merger and the other transactions contemplated in the merger agreement shall have been denied by final nonappealable action of such governmental authority;

•	by Grayson or Cardinal if any shareholder approval required by the merger agreement is not obtained at the Grayson special meeting (or any adjournment thereof) or the Cardinal special meeting (or any adjournment thereof);

•	by Grayson, at any time prior to the Cardinal special meeting, if the Cardinal Board fails to recommend that the Cardinal shareholders approve and adopt the merger agreement, or in a manner adverse to Grayson, withdraws, modifies or changes such recommendation of the merger agreement and/or the merger to the Cardinal shareholders;

•	by Cardinal, at any time prior to the Grayson special meeting, if the Grayson Board fails to recommend that the Grayson shareholders approve and adopt the merger agreement, or in a manner adverse to Cardinal, withdraws, modifies or changes such recommendation of the merger agreement and/or the merger to the Grayson shareholders; or

•	by Cardinal or Grayson prior to receipt of the approval of the merger by the shareholders of the other party, in order to enter into a definitive merger agreement or other definitive purchase or Acquisition Agreement that constitutes a Superior Proposal (as such terms are defined in the merger agreement); provided, however, that the party terminating the merger agreement has paid the termination fee and expense reimbursement (as discussed below).

In the event the merger agreement is terminated because a party to the merger agreement entered into a definitive agreement with respect to a Superior Proposal in compliance with the terms of the merger agreement, then such party will be required to pay to the other party a cash payment in the amount of $500,000, plus an expense reimbursement not to exceed $250,000. Additionally, if the merger agreement is terminated by Grayson or Cardinal as a result of the failure of the other party’s board of directors to recommend that its shareholders approve and adopt the merger agreement, or in a manner adverse to Grayson or Cardinal, as applicable, withdraws, modifies or changes such recommendation, and prior to a date that is 12 months after such termination, such party or any of its subsidiaries enters into an Acquisition Agreement or any Acquisition Proposal (as such terms are defined in the merger agreement) is consummated, such party will pay to Grayson or Cardinal, as applicable, a cash payment in the amount of $500,000, plus an expense reimbursement not to exceed $250,000.

Additionally, in the event the merger agreement is terminated because Grayson shareholders or Cardinal shareholders fail to approve the merger, then the applicable party will be required to reimburse the other party for its out of pocket expenses, not to exceed $250,000.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability or further obligation on the part of Grayson or Cardinal, except that (1) both Grayson and Cardinal will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information, notices and governing law and jurisdiction will survive the termination.

Amendment and Waiver of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their respective boards of directors in writing between the parties hereto executed in the same manner as the merger agreement, except that after the Grayson special meeting and the Cardinal special meeting, the merger agreement may not be amended if it would violate the Virginia Stock Corporation Act. Prior to the Effective Time, any provision of the merger agreement may be waived by the party benefited by the provision.

Support Agreements

Each director of Grayson, Grayson National Bank, Cardinal and the Bank of Floyd has entered into a separate support agreement with Parkway. The support agreements provide, among other things, that each director will, in such director’s capacity as a shareholder of Grayson or Cardinal, as applicable, and not in his or her role as a director, vote in favor of the merger, not transfer any shares currently owned, and not authorize or induce any person to solicit from any third party any inquiries or proposals relating to the merger. A copy of the form of this support agreement is attached as Exhibit D to the merger agreement attached as Appendix A to this joint proxy statement/prospectus.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL

INFORMATION

The following unaudited pro forma combined condensed consolidated financial information is based on the separate historical financial statements of Grayson and Cardinal and give effect to the merger, including pro forma assumptions and adjustments related to the merger, as described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements. The unaudited pro forma combined condensed consolidated balance sheet as of December 31, 2015 is presented as if the merger had occurred on December 31, 2015. The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2015 gives effect to the merger, as if it had been completed on January 1, 2015. The historical financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on consolidated results of operations.

The merger will be accounted for using the acquisition method of accounting. See “The Merger – Accounting Treatment” on page [*]. Under the acquisition method of accounting, the assets and liabilities of Cardinal, as of the merger date, will be recorded by Grayson at their respective fair values. The pro forma adjustments are preliminary, based on estimates, and subject to change. A final determination of fair values of Cardinal’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual assets, including intangible assets, and liabilities of Cardinal that exist as of the date of completion of the merger. Consequently, fair value adjustments and amounts preliminarily allocated to assets and liabilities could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented in this joint proxy statement/prospectus and could result in a material change.

In connection with the plan to integrate the operations of Grayson and Cardinal following the completion of the merger, the companies anticipate that nonrecurring charges, such as costs associated with systems implementation, severance and other costs will be incurred. Grayson and Cardinal are unable to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges will affect the results of operations of Grayson and Cardinal, as well as those of Parkway both for the period preceding and following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the merger, as they are nonrecurring in nature. However, the unaudited pro forma combined condensed consolidated balance sheet includes a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs.

The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements;

•	Grayson’s separate audited historical consolidated financial statements and accompanying notes as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014, included elsewhere in this joint proxy statement/prospectus; and

•	Cardinal’s separate audited historical consolidated financial statements and accompanying notes as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014, included elsewhere in this joint proxy statement/prospectus.

PARKWAY ACQISITION CORP.

PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2015

(dollars in thousands)	Grayson Bankshares, Inc.	Cardinal Bankshares Corp.	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$8,055	$13,429	$(4,000)	1	$17,484
Investment securities	56,050	65,264	—		121,314
Restricted equity securities	972	1,322	—		2,294
Loans	241,216	167,703	(3,348)	2	405,571
Allowance for loan losses	(3,418)	(2,219)	2,219	3	(3,418)
Cash value of life insurance	9,978	6,635	—		16,613
Foreclosed assets	408	—	—		408
Property and equipment	11,756	5,369	722	4	17,847
Goodwill and other intangible assets	—	—	1,210	5	1,210
Accrued Interest Receivable	1,293	620	—		1,913
Other Assets	5,450	2,044	5,141	6	12,635

Total Assets	$331,760	$260,167	$1,944		$593,871

Liabilities and Shareholders’ Equity
Deposits
Noninterest-Bearing Deposits	80,593	39,505	—		120,098
Interest-Bearing Deposits	199,282	182,567	906	7	382,755

Total Deposits	279,875	222,072	906		502,853
Fed Funds Purchased	—	—	—		—
FHLB Advances	10,000	16,000	—		26,000
Other Borrowings	10,000	—	—		10,000
Accrued Interest Payable	169	36	—		205
Other Liabilities	1,059	1,252	300	8	2,611

Total Liabilities	301,103	239,360	1,206		541,669

Shareholders’ Equity
Common stock	2,149	15,357	522	9
			(15,357)	10
			13,276	11	15,947
Surplus	522	2,925	(522)	9
			(2,925)	10
Retained earnings	28,709	3,225	(3,225)	10
			(2,890)	12
			11,159	11	36,978
Accumulated other comprehensive loss	(723)	(700)	700	10	(723)

Total Shareholders’ Equity	30,657	20,807	738		52,202

Total Liabilities and Equity	$331,760	$260,167	$1,944		$593,871

The accompanying notes are an integral part of these pro forma financial statements.

PARKWAY ACQUISITION CORP.

PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2015

(dollars in thousands)	Grayson Bankshares, Inc.	Cardinal Bankshares Corp.	Pro Forma Adjustments		Pro Forma Combined
Interest income
Loans and fees on loans	$11,189	$8,345	$—		$19,534
Interest on securities	1,495	1,550	—		3,045
Interest on federal funds sold	18	—	—		18
Interest on deposits in banks	1	16	—		17

Total Interest income	12,703	9,911	—		22,614

Interest expense
Interest on deposits	1,352	1,591	(190)	13	2,753
Interest on borrowings	874	38	—		912

Total interest expense	2,226	1,629	(190)		3,665

Net interest income	10,477	8,282	190		18,949
Provision for loan and leased losses	(187)	(484)	—		(671)

Net interest income after provision for loan and lease losses	10,664	8,766	190		18,764

Noninterest income
Service charges on deposits	1,008	305	—		1,313
Other service charges and fees	1,051	350	—		1,401
Net realized gains on securities	97	33	—		130
Increase in cash value of life insurance	290	270	—		560
Other income	65	305	—		370

Total noninterest income	2,511	1,263	—		3,774

Noninterest expense
Salaries and benefits	6,558	4,568	—		11,126
Occupancy and equipment expense	1,149	1,375	—		2,524
Foreclosure expense	14	393	—		407
FDIC assessments	302	369	—		671
Data processing expense	561	672	—		1,233
Merger related costs	498	532	—		1,030
Amortization of intangible assets	—	—	121	14	121
Other operating expense	2,498	1,621	—		4,119

Total noninterest expense	11,580	9,530	121		21,231

Income before income tax	1,595	499	69		2,163
Income taxes	598	—	23		621

Net income	$997	$499	$46		$1,542

Basic and diluted earnings per common share	$0.58	$0.32			$0.31

Weighted average shares outstanding	1,718,968	1,535,733	1,767,136	15	5,021,837

The accompanying notes are an integral part of these pro forma financial statements.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note 1. Pro Forma Adjustments

The merger will be accounted for using the acquisition method of accounting, whereby the acquired assets and assumed liabilities of Cardinal will be recorded by Grayson at their estimated fair values as of the date of the completion of the merger. Fair value adjustments do not include amounts for interest rates on loans, as additional analysis is required to determine such adjustments, if any. For purposes of the pro forma statements of operations presented, the effect of accretion income resulting from the loan credit mark is not included as accretion income as this adjustment would likely be offset by additional expense recorded as provision for loan and lease losses.

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial statements. All adjustments are based on current assumptions and valuations which are subject to change.

1.	Adjustment reflects payment of $4.0 million in estimated transaction costs. Because they are nonrecurring and do not impact ongoing operations of the consolidated company, estimated transaction costs are not presented in the pro forma consolidated statement of operations. The $4.0 million adjustment to cash is presented only to adjust combined capital for the impact of nonrecurring costs. Such costs include legal, accounting, investment banking, employee severance payments, data processing and technology conversion costs.

2.	Reflects an estimated fair value adjustment based on Grayson’s evaluation of the credit risk in the acquired loan portfolio. The adjustment does not include an amount for interest rates as additional analysis is required to determine this amount. Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

Grayson engaged a third-party advisor, to assist in determining the credit adjustment. The review was performed from August 31, 2015 to September 4, 2015. The scope of this review was designed to: 1) assess the credit quality of selected loans and letters of credit, 2) evaluate the collateral protection of loans reviewed, 3) determine the probability of loss, and 4) estimate the amount of loss given default. For review purposes, Cardinal’s portfolio was split into two separate portfolios. One portfolio consisted of traditional loans originated and underwritten in accordance with Cardinal’s internal loan policy, including some participations purchased from other financial institutions. As of July 31, 2015, the traditional portfolio totaled approximately $132.5 million. The third party reviewed 70.7% ($93.7 million) of the traditional portfolio.

The second portfolio consisted of loans that Cardinal purchased from Live Oak Bank (LOB). These loans represent the unguaranteed portion of SBA loans originated and underwritten by LOB. LOB loans totaled $36.3 million as of September 4, 2015. The third party reviewed 8.6% of the LOB portfolio based on the homogenous nature of the underlying loans.

Based upon the review, the estimated potential credit losses of $3.3 million compared to an existing reserve balance of $2.2 million, resulting in a net credit mark of $1.1 million.

3.	Existing allowance for loan losses eliminated to reflect accounting guidance.

4.	Estimated adjustment to Cardinal’s property and equipment based upon an evaluation by Grayson. The final adjustment may vary based upon the completion of formal independent appraisals.

5.	Reflects the recording of the estimated core deposit intangible on acquired core deposit accounts.

6.	Recording of deferred tax asset generated by the net fair value adjustments (tax rate = 34%) and includes deferred tax adjustment for merger transaction costs. Also recognizes partial reversal of Cardinal’s deferred tax asset valuation allowance. As of December 31, 2015, Cardinal had net deferred tax assets of $5.5 million with a related valuation reserve of $5.2 million. IRS Sections 382 and 383 limit the amount of acquired net operating losses that an acquirer may deduct in any given year. As a result these limitations, management estimates that approximately $1.5 million of Cardinal’s deferred tax assets which are directly attributable to net operating loss carryforwards will be permanently lost and therefore total deferred tax assets are reduced by that amount. The total estimated deferred tax adjustment is calculated in the following table (dollars in thousands).

Tax benefit from transaction costs	$1,110
Tax benefit from fair value adjustment on loans	384
Tax benefit from fair value adjustment on property and equipment	(245)
Tax benefit from core deposit intangible	(411)
Tax benefit from fair value of time deposits	308
Tax benefit from fair value of unfunded pension liability	102
Recognition of Cardinal’s deferred tax asset*	3,893

Total deferred tax asset adjustment	$5,141

*	Recognition of Cardinal’s deferred tax asset represents reversal of the valuation allowance of $5.2 million, net of limitations under IRS Sections 382 and 383 of $1.5 million.

7.	Estimated fair value adjustment to time deposits to reflect current market rates based on similar market products.

8.	Adjustment for Cardinal’s unfunded pension liabilities related to a multi-employer plan is calculated in the following table. Values are from Cardinal’s defined benefit plan actuarial valuation as of June 30, 2015, the most recent plan year end.

Present value of plan liabilities	$3,883
Market value of plan assets	3,533

Unfunded pension liability	$300

9.	Common stock is increased by $522 and surplus is reduced by the same amount to reflect the fact that Parkway common stock will have no stated par value.

10.	Reflects the elimination of Cardinal’s equity accounts.

11.	Reflects proceeds from the issuance of Parkway shares to Cardinal and the preliminary pro forma purchase gain. Calculations of the preliminary pro forma purchase price and resulting preliminary pro forma purchase gain are detailed in Note 3 below.

12.	Equity effect of estimated transaction costs (expenses of $4,000 (1) net of tax benefit of $1,110 (6)). Additional details are presented in Note 2 below.

13.	Reflects amortization of the time deposit premium based upon the scheduled maturities of the related deposits.

14.	Reflects amortization of the core deposit intangible based on a ten-year, straight line amortization.

15.	Parkway weighted average shares outstanding is calculated as follows:

	Current Shares Outstanding	Exchange Ratio	Pro Forma Parkway Shares

Grayson	1,718,968	1.76	3,025,384
Cardinal	1,535,733	1.30	1,996,453

			5,021,837

The respective exchange ratios were determined based upon a contribution analysis that took into account various metrics such as asset size, loan and deposit balances, fair value of equity, as well as historic and projected earnings. While several metrics were used in determining the exchange ratios, in accordance with purchase accounting guidance only the fair market value adjustments to Cardinal are reflected in the pro forma financial statements.

Note 2. Merger Related Charges

The estimated transaction costs related to the merger are approximately $4.0 million, ($2.9 million net of tax). This cost is included in the unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as disclosed in Note 1 above. These estimated transaction costs are still being developed and will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where the companies may take advantage of redundancies. Management estimates that approximately $735 thousand of professional fees will not be deductible for tax purposes. Transaction costs will be recorded as non-interest expense as incurred. The following table provides a breakdown of the estimated merger related charges (dollars in thousands).

Professional fees	$1,255
Salaries and employee benefits	750
Data processing and other expense	1,995

Total non-interest expense	4,000
Tax benefit	1,110

Net expense after tax benefit	$2,890

Note 3. Preliminary Purchase Accounting Allocation

The merger will be accounted for as an acquisition of Cardinal by Grayson using the acquisition method of accounting. The unaudited pro forma condensed combined financial information reflects the issuance of approximately 1,996,453 shares of Parkway common stock to holders of Cardinal in exchange for the 1,535,733 shares of Cardinal common stock issued and outstanding. This reflects an exchange ratio of 1.30 for Cardinal shareholders. Parkway was recently incorporated under Virginia law and has only one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Parkway has no material assets or liabilities, has not conducted any business and will not conduct any business prior to consummation of the merger except to perform its obligations under the merger agreement. Accordingly, there is currently no trading market and no market price for Parkway common stock. This lack of a public market makes it difficult to determine the fair value of Parkway common stock. Due to the lack of an existing market value for Parkway stock, the following preliminary purchase accounting allocation is prepared using the recent trading value of Grayson stock.

		Dec 31, 2015
Pro Forma Purchase Price (in thousands)
Cardinal common shares outstanding at December 31, 2015		1,535,733
Exchange ratio		1.30

Total common shares of Parkway stock issued		1,996,453
Fair value per share of Grayson stock adjusted for the exchange ratio		$6.65

Total pro forma purchase price		$13,276 *

Total pro forma purchase price		$13,276 *
Preliminary allocation of purchase price
Cardinal equity as of December 31, 2015		20,807
Adjustments to reflect the assets acquired and liabilities assumed at fair value:
Loans
Loan credit adjustment	(3,348)
Elimination of Cardinal allowance for loan losses	2,219	(1,129)

Estimated core deposit intangible		1,210
Adjustment to property and equipment		722
Deposit yield adjustment to record deposits at fair value		(906)
Unfunded pension liability		(300)
Deferred taxes on fair value adjustments		138
Recognition of Cardinal’s deferred tax asset		3,893

		24,435

Preliminary pro forma purchase gain		$11,159

*	The pro forma purchase price has been evaluated based on differing assumptions used to estimate fair value of Grayson’s stock. The stock is thinly traded and does not have an active market and therefore the current trading price is not necessarily indicative of its fair market value. The preliminary pro forma purchase price is estimated using the recent trading value of Grayson ($11.70 per share), adjusted for the Grayson exchange ratio. Cardinal shareholders will receive 1.30 shares of stock for each share of their Cardinal stock in the transaction, resulting in an estimated bargain purchase gain of $11,159. An increase in the fair value of Grayson’s stock of 20%, to $14.04 per share would result in a pro forma purchase price of $15,926 and a resulting pro forma purchase gain of $8,509. A similar decrease in the fair value of Grayson’s stock of 20%, to $9.36 per share would result in a pro forma purchase price of $10,618 and a resulting pro forma purchase gain of $13,817. The 20% sensitivity analysis is based upon observed volatility of Grayson stock in recent months.

In the transaction, the shareholders of Grayson and Cardinal will be paid $10.45 for fractional shares, as set in the merger agreement, and determined by the pro forma book value per share of the combined company at the execution of the agreement.

INFORMATION ABOUT PARKWAY

Parkway was incorporated under Virginia law on November 2, 2015 for the purpose of becoming the holding company for the Surviving Bank upon completion of the merger. The name “Parkway Acquisition Corp.” was chosen by Grayson and Cardinal as a temporary name for the purpose of facilitating the merger. Parkway has no material assets or liabilities and has not conducted any business. Prior to the effective date of the merger, Parkway will not acquire any material assets, incur any material liabilities or conduct any business, except to perform its obligations under the merger agreement. Parkway has one share of stock issued and outstanding, which is held by a nominee shareholder solely to facilitate the merger. Accordingly, there is currently no market price for Parkway common stock.

Upon consummation of the merger and the bank merger, Parkway will be a bank holding company and will own 100% of the stock of the Surviving Bank. Thereafter, Parkway will serve as the parent company for the Surviving Bank and will conduct any material business through the Surviving Bank and such other subsidiaries as may be established from time to time. Following completion of the merger, the parties plan to undertake a branding process to select new names for Parkway and the Surviving Bank that will reflect the heritage and legacy of both Grayson National Bank and the Bank of Floyd.

For a general description of the business and properties of Grayson and Cardinal, see the sections entitled, “Information about Grayson” and “Information about Cardinal,” beginning on pages [●] and [●], respectively.

The principal office of Parkway will be located at 101 Jacksonville Circle, Floyd, Virginia 24091. The principal office of the Surviving Bank will be located at 113 West Main Street, Independence, Virginia 24348.

MANAGEMENT OF PARKWAY FOLLOWING THE MERGER

This section provides information regarding the directors and executive officers of Parkway. Directors of Parkway serve for a term of one year and will be elected at Parkway’s annual meeting of shareholders. Pursuant to the bylaws of Parkway, any officer of Parkway can be removed with or without cause by an affirmative vote of a majority of all members of the Parkway Board.

Directors of Parkway Following the Merger

Currently, the Parkway Board is comprised of twelve members, consisting of eight directors designated by Grayson and who are currently members of the Grayson Board, and four directors designated by Cardinal and who are currently members of the Cardinal Board. The current members of the Parkway Board will continue in such capacity following the completion of the merger. Pursuant to Parkway’s bylaws, Cardinal may, before the consummation of the merger, appoint a thirteenth director to the Parkway Board.

The eight individuals who are currently members of both the Grayson Board and the Parkway Board are Thomas M. Jackson, Jr., Jack E. Guynn, Jr., Jacky K. Anderson, Bryan L. Edwards, J. David Vaughan, Theresa S. Lazo, Carl J. Richardson, and J. Allan Funk. The four individuals who are currently members of both the Cardinal Board and the Parkway Board and who will continue as directors of Parkway following completion of the merger are James W. Shortt, Dr. J. Howard Conduff, Jr., T. Mauyer Gallimore and R. Devereux Jarratt.

Additionally, the merger agreement provides that after the Effective Time but before the annual shareholder meeting of Parkway that next follows the Effective Time, the four members of the Parkway Board who were formerly directors of Cardinal as of October 31, 2015 may designate one additional qualified person to become a member of the Parkway Board in accordance with Parkway’s bylaws. It is the intention of the parties that the additional director will have a meaningful connection to a part of the Bank of Floyd’s present market area that is not presently represented by the board of directors of the Bank of Floyd. Any such designation will be made after consultation with the entire Parkway Board.

The following biographical information discloses each director’s age as of March 7, 2016, business experience and other directorships held during the past five years. It also includes the experiences, qualifications, attributes and skills that led to the conclusion that the individual should serve as a director for Parkway. Unless otherwise specified, each director was appointed to his or her directorship of Parkway on November 6, 2015.

Thomas M. Jackson, Jr. (58) – Mr. Jackson has been Chairman of the Board of Grayson and Grayson National Bank since 2011 and a director since 2002. Mr. Jackson was Vice Chairman of Grayson and Grayson National Bank from 2009 to 2011. Mr. Jackson practices law in Hillsville and Wytheville, Virginia. He served as a representative of the 6th District in the Virginia House of Delegates from 1988 to 2002. Mr. Jackson’s knowledge of real estate and contract law assists Grayson National Bank in its real estate and commercial lending activities. Through his service in the legislature and his current legal practice he has gained extensive knowledge of the communities served by Grayson and Grayson National Bank.

James W. Shortt (53) – Mr. Shortt is currently a director of Cardinal and the Bank of Floyd. He has served as Chairman of the Cardinal Board and the Bank of Floyd Board since December 3, 2015. He is the founder and owner of James W. Shortt & Associates, P.C., a general practice law firm with its principal office in Floyd, Virginia. Mr. Shortt is particularly qualified to serve on the Parkway Board by virtue of his legal background, especially with regard to his knowledge of real estate law and business and estate transactions. Mr. Shortt has been practicing law in Virginia since 1988. Mr. Shortt is a graduate of the University of Richmond School of Law and Virginia Tech.

Jack E. “Jay” Guynn, Jr. (58) – Mr. Guynn has been Vice Chairman of the Board of Grayson and Grayson National Bank since 2011 and a director since 1995. He is a co-owner of Guynn Enterprises, which owns and operates retail furniture outlets and funeral homes in Grayson County and surrounding areas. Mr. Guynn’s retail experience brings a direct insight into the consumer segment of the local economy as well as additional expertise in the areas of management and customer service. Through his funeral home operations Mr. Guynn has developed extensive personal relationships within the communities served by Grayson and Grayson National Bank.

Jacky K. Anderson (63) – Mr. Anderson has been a director of Grayson and Grayson National Bank since 1992. He served as President and Chief Executive Officer of Grayson and Grayson National Bank from 2000 to 2013. He served as Vice President of Grayson from 1992 to 2000 and as Executive Vice President of Grayson National Bank from 1991 to 2000. Mr. Anderson began working for Grayson National Bank in 1971, giving him over 40 years of experience in the banking industry. During his tenure Mr. Anderson gained in-depth knowledge of the laws and regulations applicable to the banking industry and developed extensive customer and community relationships.

Bryan L. Edwards (65) – Mr. Edwards has been a director of Grayson and Grayson National Bank since December 2005. Mr. Edwards has served as the Manager of the Town of Sparta, North Carolina since January 2004. Prior to that, he was employed as a real estate agent with Mountain Dreams Realty and served as Human Resources/Special Projects & Purchasing Director for NAPCO, Inc., a manufacturing company, also in Sparta. His experience allows him to provide working knowledge of local governments and tax authorities as well as insight into local economic and real estate market conditions. Mr. Edwards has served on the Board of Directors of the Blue Ridge Electric Membership Corporation, a rural electric cooperative based in Lenoir, North Carolina, since 2007 and is the current Chairman of the Virginia Carolina Water Authority.

J. David Vaughan (47) – Mr. Vaughan has been a director of Grayson and Grayson National Bank since 1999. He is the President of Vaughan Furniture, Incorporated, a furniture distributor located in Galax, Virginia. The furniture industry has historically played a significant role in the local economy of the communities served by Grayson and Grayson National Bank, and furniture manufacturing still provides a significant source of employment within those communities. Mr. Vaughan’s direct knowledge of this industry combined with his financial and managerial experience makes him a valuable resource to the Parkway Board. Mr. Vaughan also serves on the Boards of Directors for Vaughan Furniture Company, Inc., Webb Furniture Enterprises, Big “V” Wholesale Company, Inc., the Vaughan Foundation, and Galax Hope House Ministries, Inc.

Theresa S. Lazo (58) – Mrs. Lazo has been a director of Grayson and Grayson National Bank since January 2011. Mrs. Lazo currently serves on the Board of Directors of Oak Hill Academy, and she previously served on the Board of Directors of the Chestnut Creek School of the Arts from 2007 to 2014. She also served six years on the Arts Council of the Twin Counties where she held the offices of treasurer, vice president and president at various times during her tenure. Mrs. Lazo recently completed nine years of service on the Galax City School Board. Through her vast experience with local non-profit organizations and public institutions she has developed extensive personal relationships within the communities served by Grayson and Grayson National Bank and offers a unique perspective on the markets served by Grayson and Grayson National Bank.

Carl J. Richardson (70) – Mr. Richardson has been a director of Grayson and Grayson National Bank since 1976. He served as President and Chief Executive Officer of Grayson National Bank from 1991 to 2000 and of Grayson from 1992 to 2000. Mr. Richardson was employed by Grayson National Bank from 1965 until his retirement in 2000. Mr. Richardson has over 45 years experience in the banking industry and has significant banking contacts throughout the state of Virginia. His direct knowledge of Grayson’s customer base and experience with agricultural and real estate lending are significant assets to the Parkway Board. Mr. Richardson has served on the Boards of Directors of the Wytheville Community College Scholarship Foundation since 1998, and the Crossroads Institute since 2014.

Dr. J. Howard Conduff, Jr. (57) – Dr. Conduff is currently a director of Cardinal and the Bank of Floyd. He is a private practice dentist in Floyd, Virginia. He is a significant community leader in the Bank of Floyd’s market area and he serves on numerous civic boards. Dr. Conduff has substantial bank managerial experience due to the length of service on the Cardinal Board, including his role as Chairman of Cardinal’s Audit Committee. He is a third-generation family member serving on the Cardinal Board. Dr. Conduff is a graduate of the Virginia Military Institute and the MCV School of Dentistry.

T. Mauyer Gallimore (73) – Mr. Gallimore is currently a director of Cardinal and the Bank of Floyd. He is a native of Floyd, Virginia and he has been a small business owner in Floyd County for over 40 years. Mr. Gallimore is the owner and founder of Blue Ridge Land and Auction Co., Inc. Mr. Gallimore has over 30 years of experience as a Certified Real Estate Appraiser.

R. Devereux Jarratt (74) – Mr. Jarratt is currently a director of Cardinal and the Bank of Floyd. Prior to retiring on December 31, 2014, he had been the Chief Executive Officer of Physicians Care of Virginia since January 1996. He has 22 years of experience in the banking industry with various banking institutions, including First National Exchange Bank, Dominion Bankshares Corporation and First Union. Mr. Jarratt has an undergraduate degree in economics and a graduate degree in accounting.

J. Allan Funk (53) – Mr. Funk was named President and Chief Executive Officer of Grayson and Grayson National Bank in September 2013. Mr. Funk previously served as Chief Banking and Lending Officer of Grayson National Bank since May 2011 and as Chief Commercial Loan Officer from 2009 to 2011. Prior to joining Grayson National Bank in 2009, Mr. Funk served as a Senior Vice President and Area Executive in Southwest Virginia for a major regional bank. His banking experience began in 1984 with completion of a bank management training program and includes production and bank management positions of increasing responsibility levels in NC, SC and Southwest Virginia. Mr. Funk has served on the Boards of Directors of the Virginia Association of Community Banks since 2014, and the Crossroads Institute since 2013. He is a graduate of Campbell University (BBA), Wake Forest University Babcock Graduate School of Management (MBA) and the ABA National Graduate Trust School at Northwestern University.

Executive Officers of Parkway Following the Merger

Parkway’s executive officers are elected by the Parkway Board and hold office at the discretion of the Parkway Board. The following individuals are expected to serve as executive officers of Parkway:

J. Allan Funk (53) – For biographical information about Mr. Funk, President and Chief Executive Officer of Parkway, please see the section entitled, “Management of Parkway Following the Merger – Directors of Parkway Following the Merger,” beginning on page [●].

Blake M. Edwards, Jr. (50) – Mr. Edwards, Executive Vice President and Chief Financial Officer of Parkway, has served as the Chief Financial Officer of Grayson and Grayson National Bank since 1999, and as Senior Executive Vice President since 2013. Prior to those positions, he worked with a public accounting firm where his primary focus was providing audit and advisory services to community banks. He is a graduate of Radford University. He has also attended the AICPA’s School of Banking at the University of Virginia and the Graduate School of Bank Investments and Financial Management at the University of South Carolina. Mr. Edwards currently serves as Chairman of the Board of Trustees of Twin County Regional Healthcare, Inc.

Rebecca M. Melton (45) – Ms. Melton, Chief Risk Officer of Parkway, has served as the Chief Credit Officer of Grayson National Bank since June 2011. Prior to joining Grayson National Bank, she worked at the OCC as a National Bank Examiner for thirteen years. She spent the majority of her career with the OCC examining community banks throughout the southeastern United States. Before joining the OCC, Ms. Melton worked for two years in the credit card department of a community bank. She has a Bachelor of Business Administration degree from Radford University.

Mary D. Tabor (51) – Mrs. Tabor, Chief Credit Officer of Parkway, joined Cardinal in August 2013 as a Credit Manager, and was promoted to Chief Credit Officer in August 2014. Mrs. Tabor has 26 years of experience in the banking industry related to lending, underwriting and credit. Prior to joining Cardinal, Mrs. Tabor served in various roles with Central Fidelity, First National Bank and Stellar One. She earned a Bachelors and Masters in Agricultural Economics from Virginia Tech and is a graduate of the Stonier Graduate School of Banking.

Rodney H. Halsey (46) – Mr. Halsey, Chief Operations Officer of Parkway, has been with Grayson National Bank since 1992, when he began as Grayson National Bank’s Loan Review Officer. From 1996 to 2001, Mr. Halsey served as Grayson National Bank’s Assistant Vice President and Loan Officer. In 2002, Mr. Halsey was

promoted to Vice President of Information Systems/Loan Officer, and in 2009, Mr. Halsey was promoted to Senior Vice President of Information Systems/Commercial Loan Officer. In 2011, Mr. Halsey was named the Chief Operating Officer of Grayson National Bank. He graduated from Appalachian State University with a degree in Business Administration.

Lynn Murray (60) – Mrs. Murray, Chief Retail Banking Officer of Parkway, joined Cardinal in April 2013 as a Senior Vice President and the Chief Administrative Officer. Mrs. Murray has over 20 years of experience in the banking industry. She most recently served as an independent consultant to community banks focusing her practice on building sales skills and improving performance of customer facing staff. Mrs. Murray previously spent 10 years in retail banking and marketing with banks in North Carolina and South Carolina. She is a graduate of Ithaca College in New York.

Executive Officer and Director Compensation Following the Merger

To date, Parkway’s executive officers or directors have not received any compensation from Parkway. Parkway has not yet developed a comprehensive executive officer and director compensation program and philosophy with respect to the executive officers and directors who will manage Parkway following the consummation of the merger. The following describes Parkway’s current expectations regarding its compensation program following the consummation of the merger.

Executive Compensation

Following completion of the merger, executive and director compensation will be determined by the Parkway Board or a compensation committee thereof. Parkway will seek to provide an executive compensation program with the primary objective of attracting and retaining highly skilled and motivated executive officers who will manage Parkway in a manner to promote its growth and profitability and advance the interest of its shareholders. Parkway expects that the additional objectives of its executive compensation program will include the following:

•	to align executive pay with shareholders’ interests;

•	to recognize individual initiative and achievements; and

•	to unite the entire executive management team to a common objective.

Parkway anticipates that its executives’ compensation will consist of salary, cash payments in the form of annual bonuses, and long-term benefits in the form of defined contribution plans, supplemental executive retirement plans, equity compensation, or some combination of the foregoing. Parkway anticipates that the compensation committee will determine the appropriate levels of total overall compensation, as well as the mix of components, based on Parkway’s financial and operating performance, the duties, responsibility and performance of each executive, internal equity and consistency and other internal equity and other information deemed relevant and timely. Following completion of the merger, Parkway may enter into employment agreements with certain of its executive officers.

Director Compensation

Upon the consummation of the merger, Parkway plans to compensate its non-employee directors for their service as directors through monthly retainers, fees per meeting attended, or some combination of the foregoing. Members of committees may be eligible for additional compensation for service on those committees. Parkway anticipates determining director compensation in accordance with industry practice and standards.

For information regarding Grayson’s and Cardinal’s historical compensation of directors, see the sections entitled, “Information about Grayson – Board of Directors and Director Compensation” and “Information about Cardinal – Board of Directors and Director Compensation,” beginning on pages [●] and [●], respectively.

INFORMATION ABOUT GRAYSON

General Description of Grayson’s Business

Overview

Grayson was incorporated as a Virginia corporation on February 3, 1992 to acquire 100% of the stock of Grayson National Bank. Grayson National Bank was acquired by Grayson on July 1, 1992. Grayson National Bank was founded in 1900 and currently serves Grayson County and surrounding areas through ten full-service banking offices located in the towns of Independence, Hillsville and Wytheville, the localities of Elk Creek, Troutdale and Whitetop, the City of Galax, and Carroll County, Virginia, and the town of Sparta, North Carolina. Grayson National Bank also operates a loan production office in the town of Blacksburg, Virginia.

Grayson National Bank operates for the primary purpose of meeting the banking needs of individuals and small to medium sized businesses in Grayson National Bank’s service area, while developing personal, hometown associations with these customers. Grayson National Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage, and personal loans; credit and debit cards; internet banking and online bill paying; safe deposit boxes; and other associated services. Grayson National Bank’s primary sources of revenue are interest income from its lending activities, and, to a lesser extent, from its investment portfolio. Grayson National Bank also earns fees from lending and deposit activities. The major expenses of Grayson National Bank are interest on deposit accounts and general and administrative expenses, such as salaries, occupancy, and related expenses.

Lending Activities

Grayson National Bank’s lending services include real estate, commercial, agricultural, and consumer loans. The loan portfolio constituted 75.98% of the interest earning assets of Grayson National Bank at December 31, 2015, and has historically produced the highest interest rate spread above the cost of funds. Grayson National Bank’s loan personnel have the authority to extend credit under guidelines established and approved by the Grayson Board. The Directors’ Loan Committee has the authority to approve loans up to $1.0 million of total indebtedness to a single customer. All loans in excess of that amount must be presented to the full Grayson Board for ultimate approval or denial.

Grayson National Bank has in the past and intends to continue to make most types of real estate loans, including, but not limited to, single and multi-family housing, farm loans, residential and commercial construction loans, and loans for commercial real estate. At December 31, 2015, Grayson National Bank had 51.82% of the loan portfolio in single and multi-family housing, 21.75% in non-farm, non-residential real estate loans, 13.06% in farm related real estate loans, and 6.01% in real estate construction and development loans.

Grayson National Bank’s loan portfolio includes commercial and agricultural production loans totaling 5.30% of the portfolio at December 31, 2015. Consumer loans make up approximately 1.64% of the total loan portfolio. Consumer loans include loans for household expenditures, car loans, and other loans to individuals. While this category has historically experienced a greater percentage of charge-offs than the other classifications, Grayson National Bank is committed to continue to make this type of loan to fill the needs of Grayson National Bank’s customer base.

All loans in Grayson National Bank’s portfolio are subject to risk from the state of the economy in Grayson National Bank’s service area and also that of the nation. Grayson National Bank has used and continues to use conservative loan-to-value ratios and thorough credit evaluation to lessen the risk on all types of loans. The use of conservative appraisals has also reduced exposure on real estate loans. Thorough credit checks and evaluation of past internal credit history has helped reduce the amount of risk related to consumer loans. Government guarantees of loans are used when appropriate, but apply to a minimal percentage of the portfolio. Commercial loans are evaluated by collateral value and ability to service debt. Businesses seeking loans must have a good product line and sales, responsible management, and demonstrated cash flows sufficient to service the debt.

Investments

Grayson National Bank invests a portion of its assets in U.S. Treasury, U.S. Government agency, and U.S. Government Sponsored Enterprise securities, state, county and local obligations, corporate and equity securities. Grayson National Bank’s investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields and risks relative to increases in loan demand or to offset fluctuations in deposits.

Deposit Activities

Deposits are the major source of funds for lending and other investment activities. Grayson National Bank considers the majority of its regular savings, demand, NOW, money market deposits, individual retirement accounts and small denomination certificates of deposit to be core deposits. These accounts comprised approximately 90.02% of Grayson National Bank’s total deposits at December 31, 2015. Certificates of deposit in denominations of $100,000 or more represented the remaining 9.98% of deposits at December 31, 2015.

Market Area

Grayson’s market area consists primarily of the Counties of Grayson, Carroll, and Wythe, and the independent city of Galax, in Virginia, as well as Alleghany County in North Carolina. The market area is rural and employment was once dominated by furniture and textile manufacturing. As those industries have declined employment has shifted to healthcare, retail and service, light manufacturing, tourism, and agriculture. As of September 30, 2015, the unemployment rates in Grayson, Carroll, and Wythe Counties and the City of Galax were 5.0%, 4.9%, 5.0%, and 4.8% respectively, as compared to the 4.5% average for the state of Virginia. The 5.5% unemployment rate in Alleghany County, North Carolina, was lower than the state average rate of 5.9%. Estimated annual median family income in the market area varies from a low of $30,710 in Grayson County to a high of $41,275 in Wythe County. Grayson also operates a loan production office in the town of Blacksburg, Virginia. The office was opened in 2013 giving the bank access to the New River Valley market area where median incomes and general economic activity exceed those in Grayson’s traditional markets noted above.

Competition

Grayson encounters strong competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, Grayson competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Many of these competitors have substantially greater resources and lending limits and may offer certain services that Grayson does not currently provide. In addition, many of Grayson’s competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

To compete, Grayson relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and staff. Large multi-branch banking competitors tend to compete primarily by rate and the number and location of branches, while smaller, independent financial institutions tend to compete primarily by rate and personal service.

Currently, in Grayson County, Grayson competes with only two other commercial banks, which operate a total of two branch banking facilities. As of June 30, 2015, Grayson held 71.08% of the deposits in Grayson County. In the City of Galax, Grayson competes with six other commercial banks and had a market share of 13.52%. In Carroll County, Grayson competes with four other commercial banks and had a market share of 18.17%, while in Wythe County, Grayson competes with 11 other commercial banks and had a market share of 2.11%. In Alleghany County, North Carolina, Grayson had a market share of 16.21% among four other commercial banks. In Grayson’s combined market area Grayson competes with a total of fifteen commercial banks. As of June 30, 2015, Grayson held the third highest market share in its combined market area with a total of 17.02% of total deposits. Carter Bank & Trust held the highest market share with 21.53% of total deposits. Total deposits in Grayson’s combined market area totaled $1.6 billion as of June 30, 2015.

Employees

At December 31, 2015, Grayson had 115 total employees representing 112 full time equivalents, none of whom are represented by a union or covered by a collective bargaining agreement. Grayson’s management considers employee relations to be good.

Properties

Grayson and Grayson National Bank are headquartered in the Main Office at 113 West Main Street, Independence, Virginia. Grayson National Bank owns and operates branches at the following locations:

East Independence Office - 802 East Main St., Independence, VA	276-773-2811	Full service
Elk Creek Office - 60 Comers Rock Rd., Elk Creek, VA	276-655-4011	Full service
Galax Office - 209 West Grayson St., Galax, VA	276-238-2411	Full service
Troutdale Office - 101 Ripshin Rd., Troutdale, VA	276-677-3722	Full service
Carroll Office - 8351 Carrollton Pike, Galax, VA	276-238-8112	Full service
Sparta Office - 98 South Grayson St., Sparta NC	336-372-2811	Full service
Hillsville Office - 419 South Main St., Hillsville, VA	276-728-2810	Full service
Whitetop Office - 16303 Highlands Parkway, Whitetop, VA	276-388-3811	Full service
Wytheville Office - 420 North 4th St., Wytheville, VA	276-228-6050	Full service

Grayson National Bank has a conference center located at 558 East Main Street, Independence, Virginia, that is used for various board and committee meetings, as well as continuing education and training programs for bank employees. Grayson National Bank opened an operations center adjacent to the main office in Independence, Virginia, in October 2008. Grayson National Bank also operates a loan production office in a leased facility in the town of Blacksburg, Virginia.

Legal Proceedings

In the ordinary course of operations, Grayson and Grayson National Bank expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against Grayson or Grayson National Bank that, if determined adversely, would have a material effect on the business, results of operations, or financial position of Grayson or Grayson National Bank.

Certain Relationships and Related Transactions

Some of the directors and officers of Grayson are at present, as in the past, customers of Grayson National Bank, and Grayson National Bank has had, and expects to have in the future, banking relationships in the ordinary course of its business with directors, officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to Grayson. These transactions do not involve more than the normal risk of collectability or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers, and their associates, as a group, at December 31, 2015 totaled $1,741,570 or 5.68% of Grayson’s equity capital at that date.

There are no legal proceedings to which any director, officer, or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to Grayson.

Grayson has not adopted a formal policy that covers the review and approval of related person transactions by the Grayson Board. The Grayson Board, however, does review all such transactions that are proposed to it for approval. During such a review, the Grayson Board will consider, among other things, the related person’s relationship to Grayson, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction, and any other material information. Grayson’s Audit Committee also has the responsibility to review significant conflicts of interest involving directors or executive officers.

Board of Directors and Director Compensation

Directors of Grayson

The Grayson Board currently is comprised of eight directors. Directors are elected to serve for terms of three years each or until his or her successor is elected and qualified. Set forth below are the current directors of Grayson and the terms for which they are currently serving:

For Term Expiring in 2016	For Term Expiring in 2017	For Term Expiring in 2018
Carl J. Richardson Theresa S. Lazo	Jacky K. Anderson Thomas M. Jackson, Jr. J. David Vaughan	Bryan L. Edwards J. Allan Funk Jack E. Guynn, Jr.

The Grayson Board in its business judgment has determined that the following six of its eight members are independent as that term is defined by the NASDAQ Stock Market: Bryan L. Edwards, Jack E. Guynn, Jr., Thomas M. Jackson, Jr., Theresa S. Lazo, Carl J. Richardson, and J. David Vaughan.

The Grayson Board considered the following transactions between Grayson and certain of its directors or their affiliates to determine whether such director was independent under the above standards:

•	Grayson had an arrangement with Mr. Richardson under which it paid him from time to time to serve as a project manager for various construction projects. The last payment made under this arrangement was in 2012;

•	on occasion, Grayson purchases office furniture from a local retail furniture store, of which Mr. Guynn is part owner; and

•	Grayson had an advisory agreement in place with Mr. Anderson under which it paid him for various consultative and advisory services related to customer, shareholder, and employee related issues. The agreement expired in September of 2014.

For additional biographical information about each of Grayson’s directors, see the section entitled, “Management of Parkway Following the Merger—Directors of Parkway Following the Merger,” beginning on page [●].

Director Compensation

The following table shows the compensation earned by each of the non-employee directors during 2015:

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Jacky K. Anderson	21,000	0	21,000
Bryan L. Edwards	17,460	0	17,160
Jack E. Guynn, Jr.	19,500	0	19,500
Thomas M. Jackson, Jr.	27,810	0	27,810
Theresa S. Lazo	18,420	0	18,420
Carl. J. Richardson	22,880	0	22,880
J. David Vaughan	19,020	0	18,720

The Chairman of the Grayson Board receives fees of $1,000 per meeting and all other directors receive $600 per meeting. Additionally, $300 is paid for each committee meeting attended. The directors of Grayson do not receive a retainer.

Executive Compensation

Objectives of Grayson’s Compensation Program

The primary objective of Grayson’s executive compensation program is to attract and retain highly skilled and motivated executive officers who will manage Grayson in a manner to promote its growth and profitability and advance the interest of its shareholders. Additional objectives of Grayson’s executive compensation program include the following:

•	to align executive pay with shareholders’ interests;

•	to recognize individual initiative and achievements; and

•	to unite the entire executive management team to a common objective.

Executive Compensation Principles

Grayson’s executive compensation program is not as complex as those of many companies of similar size and nature. Grayson’s program consists of base salaries, cash payments in the form of annual bonuses and long-term benefits in the form of pension and supplemental executive retirement plans. Executive officers also participate in Grayson’s 401(k) plan.

Grayson’s executive compensation program does not include the issuance of stock options or other equity-based incentives. The Grayson Board and Grayson’s compensation committee (“Grayson Compensation Committee”) believe that executive compensation can be appropriately aligned with Grayson’s long-term performance goals and the creation of shareholder value through the use of other long-term compensation arrangements.

How Executive Pay Levels are Determined

The Grayson Compensation Committee regularly reviews Grayson’s executive compensation program and its elements. All decisions by the Grayson Compensation Committee relating to the compensation of Grayson’s executive officers are reported to the Grayson Board.

The role of Grayson’s Chief Executive Officer in determining executive compensation is limited to input in the performance evaluation of the other named executive officers. Grayson’s Chief Executive Officer has no input in the determination of his own compensation. Likewise, the other named executive officers have no role in the determination of executive compensation.

In determining the compensation of our executive officers, the Grayson Compensation Committee evaluates total overall compensation, as well as the mix of salary, cash bonuses and other long-term compensation, using a number of factors including the following:

•	Grayson’s financial and operating performance, measured by attainment of strategic objectives and operating results;

•	the duties, responsibilities and performance of each executive officer of Grayson, including the achievement of identified goals for the year as they pertain to the areas of Grayson’s operations for which the executive is personally responsible and accountable;

•	historical cash and other compensation levels; and

•	comparative industry market data to assess compensation competitiveness.

SUMMARY COMPENSATION TABLE

Immediately below is a table setting forth the compensation paid to the Chief Executive Officer, the Chief Financial Officer, and the Chief Credit Officer of Grayson.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($) (1)	Total ($)
J. Allan Funk President and Chief Executive Officer	2015 2014	170,000 160,000	17,000 0	23,040 20,700	210,040 180,700
Blake M. Edwards, Jr. Senior Executive VP and Chief Financial Officer	2015 2014	170,000 160,000	13,000 0	0 0	183,000 160,000
Rebecca M. Melton Executive VP and Chief Credit Officer	2015 2014	140,000 135,000	10,000 0	0 0	150,000 135,000

(1)	For Mr. Funk, other compensation in 2014 and 2015 consists of fees paid for service as a director.

Supplemental Discussion of Compensation

Grayson does not have employment agreements with any of its named executive officers. All compensation that Grayson pays to its named executive officers is determined as described above in the section entitled, “Information about Grayson – Executive Compensation,” beginning on page [●].

Stock Options

No stock options or other stock-based awards were granted to any of Grayson’s employees during the fiscal year ended December 31, 2015. In addition, no such options or awards were exercised during the fiscal year ended December 31, 2015 or held at December 31, 2015 by any such employees.

Pension Benefits

Grayson has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. Effective December 31, 2012, the pension plan was amended to freeze benefit accruals for all eligible employees. There are currently no additional defined benefit pension plans or supplemental executive retirement plans in effect for any of the named executive officers.

Nonqualified Deferred Compensation

Deferred compensation plans have been adopted in prior years for certain executive officers and members of the Grayson Board for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $2,662 to $37,200 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Deferred compensation plans are not currently offered for members of the Grayson Board or Grayson’s named executive officers.

Payments upon Termination of Employment or a Change of Control

Grayson has not entered into any employment or other similar agreements with any of its named executive officers. As a result, there are no arrangements that provide for the payment to a named executive officer at, following, or in connection with any termination of employment, including without limitation, resignation, severance, retirement or a constructive termination of a named executive officer, or a change in control of Grayson or a change in the named executive officer’s responsibilities.

Following any termination of employment, Grayson’s named executive officers are entitled to pension benefits and deferred compensation, as described above, and benefits under various health and insurance plans, which are available generally to all employees.

GRAYSON’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

As of and For the Fiscal Year Ended December 31, 2015

This management’s discussion and analysis is provided to assist in the understanding and evaluation of Grayson’s financial condition and its results of operations. The following discussion should be read in conjunction with Grayson’s consolidated financial statements.

Overview

Grayson had net earnings of $997,149 for 2015 compared to $866,403 for 2014 and $5,134 for 2013. Earnings in 2015 continued to be negatively impacted by decreasing yields on interest earning assets. Also in 2015, Grayson recognized non-recurring merger related expenses of approximately $498 thousand, most of which were not tax deductible. Earnings in 2014 and 2013 were negatively impacted by losses on foreclosed assets, elevated loan loss provisions as well as the aforementioned decreasing yields on interest earning assets.

The total assets of Grayson decreased slightly to $331,759,686 from $333,064,127, representing a decrease of 0.39% for 2015. Grayson’s management did not seek to grow Grayson National Bank during 2015 due to continued weakness in loan demand combined with federal funds rates near zero percent. Average equity to average assets indicates that Grayson has a strong capital position with a ratio of 9.33% during 2015.

Critical Accounting Policies

Grayson’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited consolidated financial statements included in the Annual Report for the year ended December 31, 2015 contain a summary of its significant accounting policies. Grayson’s management believes Grayson’s policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets and other-than-temporary impairment of investment securities, involve a higher degree of complexity and require Grayson’s management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, Grayson’s management considers the policies related to those areas as critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: the first of which requires that losses be accrued when they are probable of occurring and estimable, and the second, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses has three basic components: (i) the formula allowance, (ii) the specific allowance, and (iii) the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these values is inherently subjective and our actual losses could be greater or lesser than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2015			2014			2013
		Interest			Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost	Balance	Expense	Cost
Interest-earning assets:
Interest-bearing deposits	$608	$1	0.18%	$451	$—	0.06%	$2,680	$3	0.12%
Federal funds sold	8,856	19	0.21%	10,981	20	0.18%	17,454	32	0.18%
Investment securities	62,487	1,495	2.39%	71,225	1,690	2.37%	67,084	1,520	2.27%
Loans [1,2]	227,650	11,189	4.92%	216,243	11,286	5.22%	208,418	11,303	5.42%

Total	299,601	12,704		298,900	12,996		295,636	12,858

Yield on average interest-earning assets			4.24%			4.35%			4.35%

Non interest-earning assets:
Cash and due from banks	6,780			7,099			8,378
Premises and equipment	11,988			12,028			12,247
Interest receivable and other	17,125			19,366			19,737
Allowance for loan losses	(3,855)			(4,528)			(4,981)
Unrealized gain/(loss) on securities	55			(1,574)			(994)

Total	32,093			32,391			34,387

Total assets	$331,694			$331,291			$330,023

Interest-bearing liabilities:
Demand deposits	$26,653	21	0.08%	$26,776	21	0.08%	$25,283	20	0.08%
Savings deposits	75,067	169	0.22%	66,926	149	0.22%	62,803	139	0.22%
Time deposits	104,745	1,162	1.11%	122,741	1,555	1.27%	137,062	1,958	1.43%
Borrowings	20,000	874	4.37%	20,000	874	4.37%	20,000	874	4.37%

Total	226,465	2,226		236,443	2,599		245,148	2,991

Cost on average interest-bearing liabilities			0.98%			1.10%			1.22%

Non interest-bearing liabilities:
Demand deposits	73,167			64,468			54,912
Interest payable and other	1,125			760			1,044

Total	74,292			65,228			55,956

Total liabilities	300,757			301,671			301,104
Stockholder’s equity:	30,937			29,620			28,919

Total liabilities and stockholder’s equity	$331,694			$331,291			$330,023

Net interest income		$10,478			$10,397			$9,867

Net yield on interest-earning assets			3.50%			3.48%			3.34%

[1]	Includes nonaccural loans
[2]	Interest income includes loan fees

Table 2. Rate/Volume Variance Analysis (dollars in thousands)

	2015 Compared to 2014			2014 Compared to 2013
	Interest	Variance Attributable To		Interest	Variance Attributable To
	Income/			Income/
	Expense			Expense
	Variance	Rate	Volume	Variance	Rate	Volume
Interest-earning assets:
Interest bearing deposits	$1	$1	$—	$(3)	$(1)	$(2)
Federal funds sold	(1)	3	(4)	(12)	—	(12)
Investment securities	(195)	14	(209)	170	71	99
Loans	(97)	(673)	576	(17)	(429)	412

Total	(292)	(655)	363	138	(359)	497

Interest-bearing liabilities:
Demand deposits	—	—	—	1	—	1
Savings deposits	20	—	20	10	—	10
Time deposits	(393)	(182)	(211)	(403)	(208)	(195)
Borrowings	—	—	—	—	—	—

Total	(373)	(182)	(191)	(392)	(208)	(184)

Net interest income	$81	$(473)	$554	$530	$(151)	$681

(1)	The variance in interest attributed to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.

Net Interest Income

Net interest income, the principal source of Grayson’s earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

Total interest income in 2015 decreased by 2.25% to $12.70 million from $13.00 million in 2014 after an increase from $12.86 million in 2013. The decrease in total interest income in 2015 was due to a decrease in yield on loans combined with a decrease in the average balance of investment securities. Loan yields decreased due to competitive pressure on new loan rates. Average yields on investment securities increased slightly; however, total interest income on securities decreased due to the reduction in balances. The total yield on average interest-earning assets decreased from 4.35% in 2014 to 4.24% in 2015. The total yield on average interest earning assets was unchanged from 2013 compared to 2014. Total interest expense decreased by $373 thousand in 2015 and $392 thousand in 2014. The decreases in 2015 and 2014 came primarily as a result of lower interest rates combined with a decrease in average time deposits outstanding during the year. The effects of changes in volumes and rates on net interest income in 2015 compared to 2014, and 2014 compared to 2013 are shown in Table 2.

The aforementioned factors led to an increase in net interest income of $81 thousand or 0.78% for 2015 as compared to 2014. The net yield on interest-earning assets increased by 2 basis points to 3.50% in 2015 compared to 3.48% in 2014.

Provision for Credit Losses

The allowance for credit losses is established to provide for expected losses in Grayson’s loan portfolio. Grayson’s management determines the provision for credit losses required to maintain an allowance adequate to provide for probable losses. Some of the factors considered in making this decision are the levels and collectability of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

At the end of 2015, the loan loss reserve was $3,417,694 compared to $4,185,478 in 2014 and $4,590,908 in 2013. Grayson’s allowance for loan losses, as a percentage of total loans, at the end of 2015 was 1.42%, compared to 1.88% in 2014, and 2.17% in 2013. The decrease in the loan loss reserve from 2014 to 2015 was due to continued improvement in asset quality, including decreases in the level of charge-offs as well as past-due and non-performing loans.

Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is traditionally a result of service charges on deposit accounts including charges for overdrafts and fees charged for nondeposit services. Noninterest income decreased by $449,461, or 15.18%, to $2,511,092 in 2015 from $2,960,553 in 2014. The decrease was primarily due to a decrease in gains on the sale of available-for-sale investment securities. Likewise, the increase in noninterest income in 2014 compared to 2013 was due to an increase in gains on the sale of available-for-sale investment securities. The primary sources of noninterest income for the past three years are summarized in Table 3.

Table 3. Sources of Noninterest Income (dollars in thousands)

	2015	2014	2013
Service charges on deposit accounts	$1,008	$1,123	$1,173
Increase in cash value of life insurance	290	297	301
Mortgage origination fees	45	23	77
Insurance commissions	5	5	10
Safe deposit box rental	62	63	63
Gain (loss) on securities	97	408	141
ATM income	653	643	523
Investment services income	95	90	84
Merchant services income	127	105	97
Other income	129	204	129

Total noninterest income	$2,511	$2,961	$2,598

Other Expenses

The major components of noninterest expense for the past three years are illustrated in Table 4.

Total noninterest expense decreased by $321,737 or 2.70% in 2015 after increasing by $446,754 or 3.90% in 2014. The decrease in 2015 was primarily due to a decrease in foreclosure expenses of $956,729, which was partially offset by nonrecurring merger related costs of $497,915. Foreclosure expenses increased from $336,442 in 2012 to $807,346 in 2013, and to $970,789 in 2014. The increases in 2013 and 2014 were primarily due to losses recognized on a single OREO property which was sold in two separate tracts in 2014 and 2015. FDIC and OCC assessments decreased by approximately $163 thousand in 2015. The increase in employee benefit costs from 2014 to 2015 was due to an increase in employee health insurance premiums.

Table 4. Sources of Noninterest Expense (dollars in thousands)

	2015	2014	2013
Salaries & wages	$4,858	$4,760	$4,579
Employee benefits	1,700	1,559	1,570

Total personnel expense	6,558	6,319	6,149
Director fees	173	177	155
Occupancy expense	613	634	592
Computer charges	561	412	410
Other equipment expense	536	559	578
FDIC/OCC assessments	431	594	588
Insurance	111	116	126
Professional fees	179	294	223
Advertising	223	231	204
Postage and freight	148	141	174
Supplies	137	131	147
Franchise tax	172	163	183
Telephone	203	173	163
Travel, dues & meetings	178	139	103
ATM expense	226	318	293
Foreclosure expenses	14	971	807
Merger related costs	498	—	—
Other expense	619	530	560

Total noninterest expense	$11,580	$11,902	$11,455

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 89.16% in 2015, 89.11% in 2014, and 91.90% in 2013. The ratio for 2015, without the effect of nonrecurring merger related costs, was 85.32%. The decrease in the ratio, net of nonrecurring costs, in 2015 was primarily due to decreases in noninterest expenses.

Income Taxes

                Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all federal) was $598,281 in 2015, $294,587 in 2014, and ($228,961) in 2013, resulting in effective tax rates of 37.5%, 25.4%, and (102.3%) respectively. The increase in the effective rate in 2015 was due to merger related costs, the majority of which are not deductible for tax purposes.

Grayson’s deferred income tax benefits and liabilities result primarily from temporary differences (discussed above) in the provisions for credit losses, valuation reserves, non-accrual interest income, depreciation, deferred compensation, deferred income, pension expense and investment security discount accretion.

Net deferred tax benefits of $1,777,058 and $2,296,550 are included in other assets at December 31, 2015 and 2014 respectively. At December 31, 2015, net deferred tax benefits included $115,747 of deferred tax assets applicable to unrealized gains on investment securities available for sale, and $607,474 of deferred tax assets applicable to unfunded projected pension benefit obligations. Accordingly, these amounts were not charged to income but recorded directly to the related stockholders’ equity account.

Analysis of Financial Condition

Average earning assets increased 0.10% from 2014 to 2015. Total earning assets represented 90.32% of total average assets in 2015 and 90.22% in 2014. The mix of average earning assets changed from 2014 to 2015 as average loans increased by $11.4 million, or 5.28% and average investment securities decreased by $8.7 million, or 12.3%. Federal funds sold decreased as funds were shifted into loans.

Table 5. Average Asset Mix (dollars in thousands)

	2015		2014
	Average Balance	%	Average Balance	%
Earning assets:
Loans	$227,650	68.63%	$216,243	65.27%
Investment securities	62,487	18.84%	71,225	21.50%
Federal funds sold	8,856	2.67%	10,981	3.31%
Deposits in other banks	608	0.18%	451	0.14%

Total earning assets	299,601	90.32%	298,900	90.22%

Nonearning assets:
Cash and due from banks	6,780	2.04%	7,099	2.14%
Premises and equipment	11,988	3.62%	12,028	3.63%
Other assets	17,125	5.16%	19,366	5.85%
Allowance for loan losses	(3,855)	-1.16%	(4,528)	-1.37%
Unrealized gain/(loss) on securities	55	0.02%	(1,574)	-0.47%

Total nonearning assets	32,093	9.68%	32,391	9.78%

Total assets	$331,694	100.00%	$331,291	100.00%

Average loans for 2015 represented 68.63% of total average assets compared to 65.27% in 2014. Average federal funds sold decreased from 3.31% to 2.67% of total average assets while average investment securities decreased from 21.50% to 18.84% of total average assets over the same time period. The balances of nonearning assets decreased from 9.78% in 2014 to 9.68% in 2015.

Loans

Average loans totaled $227.7 million over the year ended December 31, 2015. This represents an increase of 5.28% from the average of $216.2 million for 2014. Average loans increased by 3.75% from 2013 to 2014.

The loan portfolio consists primarily of real estate and commercial loans. These loans accounted for 97.37% of the total loan portfolio at December 31, 2015. This is up from the 97.25% that the two categories maintained at December 31, 2014. The amount of loans outstanding by type at December 31 of each of the past five years and the maturity distribution for variable and fixed rate loans as of December 31, 2015 are presented in Tables 6 and 7 respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	December 31, 2015		December 31, 2014		December 31, 2013
	Amount	%	Amount	%	Amount	%
Construction and development	$14,493	6.01%	$17,158	7.70%	$15,269	7.21%
Residential, 1-4 families	112,781	46.76%	110,519	49.56%	99,666	47.08%
Residential, 5 or more families	12,203	5.06%	8,606	3.86%	7,181	3.39%
Farm land	31,512	13.06%	28,570	12.81%	30,074	14.21%
Nonfarm, nonresidential	52,463	21.75%	43,046	19.30%	43,725	20.65%

Total real estate	223,452	92.64%	207,899	93.23%	195,915	92.54%

Agricultural	1,383	0.57%	1,338	0.60%	1,420	0.67%
Commercial	11,399	4.73%	8,954	4.02%	9,346	4.42%
Consumer	3,962	1.64%	3,816	1.71%	4,104	1.94%
Other	1,020	0.42%	984	0.44%	913	0.43%

Total	$241,216	100.00%	$222,991	100.00%	$211,698	100.00%

	December 31, 2012		December 31, 2011
	Amount	%	Amount	%
Construction and development	$15,650	7.62%	$17,932	8.18%
Residential, 1-4 families	99,410	48.40%	105,985	48.36%
Residential, 5 or more families	3,920	1.91%	2,724	1.24%
Farm land	31,462	15.32%	34,011	15.52%
Nonfarm, nonresidential	34,850	16.97%	34,199	15.60%

Total real estate	185,292	90.22%	194,851	88.90%

Agricultural	1,695	0.82%	1,931	0.88%
Commercial	10,755	5.23%	11,777	5.38%
Consumer	6,001	2.92%	9,015	4.11%
Other	1,664	0.81%	1,594	0.73%

Total	$205,407	100.00%	$219,168	100.00%

Table 7. Maturity Schedule of Loans (dollars in thousands), as of December 31, 2015

	Real	Agricultural	Consumer	Total
	Estate	and Commercial	and Other	Amount	%
Fixed rate loans:
Three months or less	$4,387	$305	$1,412	$6,104	2.53%
Over three to twelve months	9,634	1,103	306	11,043	4.58%
Over one year to five years	47,156	7,007	2,498	56,661	23.49%
Over five years	28,776	1,120	399	30,295	12.56%

Total fixed rate loans	$89,953	$9,535	$4,615	$104,103	43.16%

Variable rate loans:
Three months or less	$2,016	$1,866	$—	$3,882	1.61%
Over three to twelve months	2,174	1,010	—	3,184	1.32%
Over one year to five years	5,816	371	32	6,219	2.58%
Over five years	123,493	—	335	123,828	51.33%

Total variable rate loans	$133,499	$3,247	$367	$137,113	56.84%

Total loans:
Three months or less	$6,403	$2,171	$1,412	$9,986	4.14%
Over three to twelve months	11,808	2,113	306	14,227	5.90%
Over one year to five years	52,972	7,378	2,530	62,880	26.07%
Over five years	152,269	1,120	734	154,123	63.89%

Total loans	$223,452	$12,782	$4,982	$241,216	100.00%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates. On average, loans yielded 4.92% in 2015 compared to an average yield of 5.22% in 2014.

Investment Securities

Grayson uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet Grayson’s interest rate sensitivity goals, and to generate income.

Grayson’s management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies, U.S. Government Sponsored Enterprises and state and local bonds, as well as investment grade corporate bonds. Grayson’s management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, Grayson’s management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2015 by major types of investments and contractual maturity ranges. Investment securities in Table 8 may have repricing or call options that are earlier than the contractual maturity date. Yields on tax exempt obligations are not computed on a tax-equivalent basis in Table 8.

The total amortized cost of investment securities decreased by approximately $13.1 million from December 31, 2014 to December 31, 2015, while the average balance of investment securities carried throughout the year decreased by approximately $8.7 million from 2014 to 2015. The decrease came as cash generated from decreasing fed funds balances and investment securities was used to fund new loan growth. The average yield of the investment portfolio increased to 2.39% for the year ended December 31, 2015 compared to 2.37% for 2014.

Table 8. Investment Securities - Maturity/Yield Schedule (dollars in thousands)

	December 31, 2015
	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Book Value 12/31/15	Market Value 12/31/15	Book Value 12/31/14	Book Value 12/31/13
Investment Securities:
U.S. Treasury securities	$—	$—	$1,534	$—	$1,534	$1,515	$—	$—
U.S. Government agencies	—	—	—	3	3	3	1,664	6,805
Govt. sponsored enterprises	—	1,996	11,289	2,042	15,327	15,310	15,596	16,866
Mortgage-backed securities	—	1,842	6,951	4,802	13,595	13,513	22,433	18,381
Asset-backed securities	—	—	—	1,989	1,989	1,989	4,989	3,939
Corporate securities	—	—	3,104	—	3,104	2,974	2,151	3,188
State and municipal securities	—	2,067	7,951	10,655	20,673	20,746	22,478	24,169

Total	$—	$5,905	$30,829	$19,491	$56,225	$56,050	$69,311	$73,348

Weighted average yields:
U.S. Treasury securities	0.00%	0.00%	1.55%	0.00%	1.55%
U.S. Government agencies	0.00%	0.00%	0.00%	7.97%	7.97%
Govt. sponsored enterprises	0.00%	1.55%	2.02%	3.25%	2.12%
Mortgage-backed securities	0.00%	2.03%	2.26%	2.23%	2.22%
Asset-backed securities	0.00%	0.00%	0.00%	1.03%	1.03%
Corporate securities	0.00%	0.00%	3.24%	0.00%	3.24%
State and municipal securities	0.00%	2.41%	3.11%	3.24%	3.11%

Total	0.00%	2.00%	2.45%	2.77%	2.51%

Deposits

Grayson relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of $100,000 or more) are the primary funding source. Grayson’s balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. Grayson’s management must continuously monitor market pricing, competitors’ rates, and the internal interest rate spreads to maintain Grayson’s growth and profitability. Grayson attempts to structure rates to promote deposit and asset growth while at the same time increasing overall profitability of Grayson. Loan demand continues to be relatively weak while historically low levels of interest rates have minimized the returns available on alternative investments. Therefore Grayson’s management has continued to reduce deposit rates in an effort to curtail growth in deposits accordingly.

Average total deposits for the year ended December 31, 2015 amounted to $279.7 million, which was a decrease of $1.2 million, or 0.4% from 2014. Average core deposits totaled $249.2 million in 2015 representing a 2.0% increase over the $244.2 million in 2014. The percentage of Grayson’s average deposits that are interest-bearing decreased from 77.1% in 2014 to 73.8% in 2015. Average demand deposits, which earn no interest, increased 13.5% from $64.5 million in 2014 to $73.2 million in 2015. Average deposits for the periods ended December 31, 2015, 2014, and 2013 are summarized in Table 9.

Table 9. Deposit Mix (dollars in thousands)

	December 31, 2015			December 31, 2014
	Average Balance	% of Total Deposits	Average Rate Paid	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:
NOW Accounts	$26,653	9.5%	0.08%	$26,776	9.5%	0.08%
Money Market	19,191	6.9%	0.15%	18,029	6.4%	0.15%
Savings	55,876	20.0%	0.25%	48,897	17.4%	0.25%
Individual retirement accounts	36,756	13.1%	1.58%	40,960	14.6%	2.02%
Small denomination certificates	37,592	13.4%	0.63%	45,108	16.1%	0.69%
Large denomination certificates	30,397	10.9%	1.12%	36,673	13.1%	1.13%

Total interest-bearing deposits	206,465	73.8%	0.65%	216,443	77.1%	0.80%
Noninterest-bearing deposits	73,167	26.2%	0.00%	64,468	22.9%	0.00%

Total deposits	$279,632	100.00%	0.48%	$280,911	100.0%	0.61%

	December 31, 2013
	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:
NOW Accounts	$25,284	9.0%	0.08%
Money Market	17,663	6.3%	0.15%
Savings	45,140	16.1%	0.25%
Individual retirement accounts	44,284	15.8%	2.31%
Small denomination certificates	52,551	18.8%	0.84%
Large denomination certificates	40,226	14.4%	1.23%

Total interest-bearing deposits	225,148	80.4%	0.94%
Noninterest-bearing deposits	54,912	19.6%	0.00%

Total deposits	$280,060	100.0%	0.76%

The average balance of certificates of deposit issued in denominations of $100,000 or more decreased by $6.3 million, or 17.1%, for the year ended December 31, 2015. The strategy of Grayson’s management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Loan growth in 2015 was primarily funded through reductions in fed funds sold and investment securities, allowing Grayson’s management to further reduce balances in certificates of deposit. Table 10 provides maturity information relating to certificates of deposit of $100,000 or more at December 31, 2015.

Table 10. Large Denomination Certificate of Deposit Maturities (dollars in thousands)

Analysis of certificates of deposit of $100,000 or more at December 31, 2015:

Remaining maturity of three months or less	$6,496
Remaining maturity over three months through six months	5,713
Remaining maturity over six months through twelve months	8,250
Remaining maturity over twelve months	7,471

Total certificates of deposit of $100,000 or more	$27,930

Equity

Stockholders’ equity amounted to $30.7 million at December 31, 2015, a 2.30% increase from the 2014 year-end total of $30.0 million. The increase resulted from earnings of $997,149 less net changes in pension reserves and unrealized depreciation of investment securities classified as available for sale totaling $137,393, and the payment of dividends of $171,897. Grayson did not pay dividends in 2014.

In July 2013, the Board of Governors of the Federal Reserve System and the FDIC issued final rules implementing the Basel III regulatory capital framework and related Dodd-Frank Act Requirements. The final rules revise minimum capital requirements and adjust prompt corrective action thresholds. The final rules revise the regulatory capital elements, add a new Common Equity Tier 1 capital ratio, and increase the minimum Tier 1 capital ratio requirement. The final rules call for the following minimum capital ratios: Tier 1 Capital to average assets (leverage ratio) of 4.0%, Tier 1 Capital to risk-weighted assets of 6.0%, Common Equity Tier 1 Capital of 4.5%, and Total Capital to risk-weighted assets of 8.0%. The final rules took effect on January 1, 2015, subject to a transition period for certain parts of the rules.

At December 31, 2014, Grayson National Bank was under a formal agreement with the OCC and subject to individual minimum capital ratios established by the OCC. The formal agreement was terminated on April 24, 2015 and the individual minimum capital ratios were not in effect at December 31, 2015.

Table 11. Grayson National Bank’s Year-End Risk-Based Capital (dollars in thousands)

	2015	2014
Tier 1 capital	$29,686	$29,105
Qualifying allowance for loan losses (limited to 1.25% of risk-weighted assets)	3,267	2,909

Total regulatory capital	$32,953	$32,014

Total risk-weighted assets	$257,891	$228,657

Tier 1 capital as a percentage of risk-weighted assets	11.5%	12.7%
Common Equity Tier 1 capital as a percentage of risk-weighted assets	11.5%	12.7%
Total regulatory capital as a percentage of risk-weighted assets	12.8%	14.0%
Leverage ratio*	8.9%	8.7%

*	Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Grayson’s management prudently assesses these risks and attempts to manage them effectively. Grayson National Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, the underwriting decision is generally based on the cash flow of the borrower as the source of repayment rather than the value of the collateral. Grayson National Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

Nonperforming assets at December 31, 2015, 2014, 2013, 2012 and 2011 are analyzed in Table 12.

Table 12. Nonperforming Assets (dollars in thousands)

	At December 31,
	2015	2014	2013	2012	2011
Nonperforming loans:
Nonaccrual loans	$1,589	$4,608	$11,858	$14,477	$22,606
Restructured loans	10,008	10,525	9,216	8,916	1,816
Loans past due 90 days or more and still accruing	—	—	83	209	538

Total nonperforming loans	11,597	15,133	21,157	23,602	24,960
Foreclosed assets	408	657	2,197	2,748	3,352

Total nonperforming assets	$12,005	$15,790	$23,354	$26,350	$28,312

Total nonperforming loans as a percentage to total loans	4.8%	6.8%	10.0%	11.5%	11.4%

Total nonperforming assets as a percentage to total assets	3.6%	4.7%	7.0%	7.8%	8.2%

Total nonperforming loans were 4.8% and 6.8% of total outstanding loans as of December 31, 2015 and 2014, respectively. The majority of the decrease in nonaccrual loans from 2014 to 2015 came in the “farmland” and “1-4 residential” categories. Nonaccrual loans in these categories decreased by $1.0 million and $1.0 million respectively. Loans are placed in nonaccrual status when, in Grayson’s management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof. Grayson’s management’s ability to ultimately resolve these loans either with or without significant loss will be determined, to a great extent, by general economic and real estate market conditions.

For the years ended December 31, 2015 and 2014, interest income recognized on loans in nonaccrual status was approximately $49,204 and $436,780, respectively. Had these credits been current in accordance with their original terms, the gross interest income for these credits would have been approximately $292,643 and $977,775, respectively for the years ended December 31, 2015 and 2014.

Restructured loans represent troubled debt restructurings (TDRs) that have returned to accrual status after a period of performance in accordance with their modified terms. The decrease in restructured loans from 2014 to 2015 came primarily in the form of principal reductions. A TDR is considered to be successful if the borrower maintains adequate payment performance under the modified terms and is financially stable. Grayson National Bank experienced a TDR success rate of approximately 88.6% and 78.7% as of December 31, 2015 and 2014, respectively.

The decrease in foreclosed assets from 2014 to 2015 resulted primarily from the sale of one commercial real estate property which was acquired by Grayson National Bank in December 2008. This property had a carrying value of $500,000 as of December 31, 2014. During 2015, this property was sold for a net gain of approximately

$38 thousand. Sales and market adjustments of foreclosed assets in 2015 resulted in a net gain of $75 thousand. More information on nonperforming assets can be found in Note 5 of the “Notes to Consolidated Financial Statements” found in Grayson’s 2015 Annual Report.

As of December 31, 2015 and 2014 we had loans with a current principal balance of $24.7 million and $27.8 million rated “Watch” or “Special Mention”. The “Watch” classification is utilized by us when we have an initial concern about the financial health of a borrower that indicates above average risk. We then gather current financial information about the borrower and evaluate our current risk in the credit. After this review we will either move the loan to a higher risk rating category or move it back to its original risk rating. Loans may be left rated “Watch” for a longer period of time if, in Grayson’s management’s opinion, there are risks that cannot be fully evaluated without the passage of time, and we want to review it on a more regular basis. Assets that do not currently expose Grayson to sufficient risk to warrant a classification such as “Substandard” or “Doubtful” but otherwise possess weaknesses are designated “Special Mention”. Loans rated as “Watch” or “Special Mention” are not considered “potential problem loans” until they are determined by Grayson’s management to be classified as “Substandard”. Past due loans are often regarded as a precursor to further credit problems which would lead to future increases in nonaccrual loans or other real estate owned. As of December 31, 2015 loans past due 30-89 days and still accruing totaled $1.3 million compared to $996 thousand at December 31, 2014.

Certain types of loans, such as option ARM products, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans. Grayson has not offered these types of loans in the past and does not offer them currently. Junior-lien mortgages can also be considered higher risk loans. Our junior-lien portfolio at December 31, 2015 totaled $4.0 million, or 1.7% of total loans. The charge-off rates in this category do not vary significantly from other real estate secured loans in the current year.

The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which Grayson’s management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that Grayson serves. Bank regulators also periodically review Grayson’s loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

To quantify the specific elements of the allowance for loan losses, Grayson begins by establishing a specific reserve for larger-balance, non-homogeneous loans, which have been identified as being impaired. This reserve is determined by comparing the principal balance of the loan with the net present value of the future anticipated cash flows or the fair market value of the related collateral. If the impaired loan is collateral dependent, then any excess in the recorded investment in the loan over the fair value of the collateral that is identified as uncollectible in the near term is charged off against the allowance for loan losses at that time. Grayson also collectively evaluates for impairment smaller-balance troubled debt restructurings (TDRs). The specific component of the allowance for smaller-balance TDR loans is calculated on a pooled basis considering historical experience adjusted for qualitative factors. Grayson then reviews certain loans in the portfolio and assigns grades to loans which have been reviewed. Loans which are adversely classified are given a specific allowance based on the historical loss experience of similar type loans in each adverse grade with further adjustments for external factors. The remaining portfolio is segregated into loan pools consistent with regulatory guidelines. An allocation is then made to the reserve for these loan pools based on Grayson National Bank’s historical loss experience with further adjustments for external factors. The allowance is allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the respective categories of loans, although the entire allowance is available to absorb any actual charge-offs that may occur.

The provision for loan losses, net charge-offs, and the resulting allowance for loan losses, are detailed in Table 13. The allocation of the reserve for loan losses is detailed in Table 14.

Table 13. Analysis of the Allowance for Loan Losses

	2015	2014	2013	2012	2011
Allowance for loan losses, beginning	$4,185,478	$4,590,908	$4,957,062	$4,941,645	$4,542,420
Provision for loan losses, added	(187,130)	293,696	1,233,396	1,542,287	4,784,889
Charge-offs:
Commercial and agricultural	(571)	(77,603)	(128,714)	(93,806)	(388,160)
Real estate - construction	(186,040)	(267,647)	(337,350)	(93,286)	(1,230,666)
Real estate - mortgage	(470,591)	(598,282)	(1,110,349)	(1,501,548)	(2,640,268)
Consumer and other	(29,663)	(3,584)	(90,159)	(87,539)	(343,921)
Recoveries:
Commercial and agricultural	10,168	14,830	20,059	47,133	86,539
Real estate - construction	15,986	17,106	350	32,161	6,000
Real estate - mortgage	23,287	184,532	36,767	150,738	49,464
Consumer and other	56,770	31,522	9,846	19,277	75,348

Net charge-offs	(580,654)	(699,126)	(1,599,550)	(1,526,870)	(4,385,664)

Allowance for loan losses, ending	$3,417,694	$4,185,478	$4,590,908	$4,957,062	$4,941,645

Ratio of net charge-offs during the period to average loans outstanding during the period	0.26%	0.32%	0.77%	0.73%	1.86%

Table 14. Allocation of the Allowance for Loan Losses (dollars in thousands)

	December 31, 2015		December 31, 2014		December 31, 2013
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Balance at the end of the period applicable to:
Commercial and agricultural	$136	5.30%	$154	4.62%	$201	5.09%
Real estate - construction	344	6.01%	591	7.69%	468	7.21%
Real estate - mortgage	2,900	86.63%	3,388	85.54%	3,826	85.33%
Consumer and other	38	2.06%	52	2.15%	96	2.37%
Unallocated	—	0.00%	—	0.00%	—	0.00%

Total	$3,418	100.00%	$4,185	100.00%	$4,591	100.00%

	December 31, 2012		December 31, 2011
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Balance at the end of the period applicable to:
Commercial and agricultural	$257	6.06%	$398	6.26%
Real estate - construction	454	7.62%	545	8.18%
Real estate - mortgage	4,111	82.59%	3,743	80.72%
Consumer and other	135	3.73%	256	4.84%
Unallocated	—	0.00%	—	0.00%

Total	$4,957	100.00%	$4,942	100.00%

Financial Instruments with Off-Balance Sheet Risk

Grayson is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

Grayson’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Grayson uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of Grayson’s commitments at December 31, 2015 and 2014 is as follows:

	2015	2014
Commitments to extend credit	$23,813,003	$19,785,878
Standby letters of credit	—	—

	$23,813,003	$19,785,878

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Grayson evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Grayson upon extension of credit, is based on Grayson’s management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by Grayson to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which Grayson deems necessary.

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of Grayson’s asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors’ withdrawals or borrowers’ loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect Grayson from wide fluctuations in its net interest income which could result from interest rate changes.

Grayson’s management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity. Unsecured federal fund lines available from correspondent banks totaled $10,000,000 at December 31, 2015. No balances were outstanding on these lines at December 31, 2015. Long-term debt consists of borrowings from the Federal Home Loan Bank and Deutsche Bank. Borrowings from the Federal Home Loan Bank, which are secured by a blanket collateral agreement on Grayson National Bank’s 1 to 4 family residential real estate loans, totaled $10,000,000 at December 31, 2015. Borrowings from Deutsche Bank, which are secured by the pledging of specific investment securities, totaled $10,000,000 at December 31, 2015. The unused credit line from the Federal Home Loan Bank is approximately $39,733,550 as of December 31, 2015.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 13.4% at December 31, 2015 compared to 20.0% at December 31, 2014. The decrease came as federal funds sold and investment securities were used to fund loan growth. These ratios are considered to be adequate by Grayson’s management.

Grayson uses cash and federal funds sold to meet its daily funding needs. If funding needs are met through holdings of excess cash and federal funds, then profits might be sacrificed as higher-yielding investments are foregone in the interest of liquidity. Therefore Grayson’s management determines, based on such items as loan demand and deposit activity, an appropriate level of cash and federal funds and seeks to maintain that level.

The primary goals of the investment portfolio are liquidity management and maturity gap management. As investment securities mature the proceeds are reinvested in federal funds sold if the federal funds level needs to be increased, otherwise the proceeds are reinvested in similar investment securities. The majority of investment security transactions consist of replacing securities that have been called or matured. Grayson keeps a portion of its investment portfolio in unpledged assets that are less than 60 months to maturity or next repricing date. These investments are a preferred source of funds in that they can be disposed of in most interest rate environments without causing significant damage to that quarter’s profits.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Grayson’s management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of Grayson’s balance sheet on December 31, 2015. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2015, Grayson appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to changes in interest rates exceed assets subject to interest rate changes (non asset-sensitive).

Matching sensitive positions alone does not ensure Grayson has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

	December 31, 2015
	Maturities/Repricing
	1 to 3	4 to 12	13 to 60	Over 60
	Months	Months	Months	Months	Total
Interest-Earning Assets:
Interest bearing deposits	$51	$—	$—	$—	$51
Federal funds sold	2,325	—	—	—	2,325
Investments	10,954	—	19,053	26,043	56,050
Loans	34,425	17,785	137,328	51,678	241,216

Total	$47,755	$17,785	$156,381	$77,721	$299,642

Interest-Bearing Liabilities:
NOW accounts	$26,955	$—	$—	$—	$26,955
Money market	18,449	—	—	—	18,449
Savings	57,224	—	—	—	57,224
Time Deposits	16,150	40,161	40,344	—	96,655
Borrowings	10,000	—	10,000	—	20,000

Total	$128,778	$40,161	$50,344	$—	$219,283

Interest sensitivity gap	$(81,023)	$(22,376)	$106,037	$77,721	$80,359
Cumulative interest sensitivity gap	$(81,023)	$(103,399)	$2,638	$80,359	$80,359
Ratio of sensitivity gap to total earning assets	-27.0%	-7.5%	35.4%	25.9%	26.8%
Cumulative ratio of sensitivity gap to total earning assets	-27.0%	-34.5%	0.9%	26.8%	26.8%

Grayson uses a number of tools to monitor its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Grayson’s management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 400 basis points up or down over a 12-month period. Table 16 presents Grayson’s twelve-month forecasts for changes in net interest income and market value of equity resulting from changes in rates of up to 300 basis points up or down, as of December 31, 2015.

Table 16. Interest Rate Risk (dollars in thousands)

Rate Shocked Net Interest Income and Market Value of Equity
Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Interest Income:
Net interest income	$9,977	$10,049	$10,192	$11,631	$11,604	$11,473	$11,377
Change	$(354)	$(335)	$(184)	$—	$(27)	$(158)	$(254)
Change percentage	-3.00%	-2.90%	-1.60%		-0.20%	-1.40%	-2.20%
Market Value of Equity	$53,002	$47,662	$49,546	$51,584	$51,002	$49,946	$48,614

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of Grayson’s assets and liabilities are monetary in nature, therefore the impact of inflation is reflected primarily in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Table 17. Key Financial Ratios

	2015	2014	2013
Return on average assets	0.30%	0.26%	0.00%
Return on average equity	3.22%	2.93%	0.02%
Dividend payout ratio	17.24%	0.00%	0.00%
Average equity to average assets	9.33%	8.94%	8.71%

[1]	The Company did not pay dividends in 2014, or 2013.

INFORMATION ABOUT CARDINAL

General Description of Cardinal’s Business

Cardinal was incorporated as a Virginia corporation on March 12, 1996 to acquire the stock of the Bank of Floyd. The Bank of Floyd was acquired by Cardinal on June 30, 1996.

The Bank of Floyd was incorporated on February 24, 1951 as a state chartered Federal Reserve member. The Bank of Floyd serves the counties of Carroll, Floyd, Grayson, Montgomery, Pulaski and Roanoke, Virginia and the Cities of Galax, Radford, Roanoke and Salem, Virginia, through seven banking offices. The Bank of Floyd serves consumers and small businesses with a wide range of banking services and products delivered across multiple channels, including in person, online and mobile.

The Bank of Floyd serves its customers by providing traditional community bank products and services delivered by bankers that are part of and active in the communities they serve. Products include checking, savings and time deposit accounts; debit cards; consumer installment, revolving and mortgage loans; commercial and commercial real estate installment, lines of credit and fixed asset loans; consumer and business online banking services including remote deposit capture and desktop wire and ACH origination; with product delivery in person, online and on mobile devices. The Bank of Floyd derives its income primarily from interest on loans and securities with additional income derived from fees on loans and deposit services.

Lending Activities

The Bank of Floyd’s lending services include traditional commercial real estate, commercial, agricultural, consumer and residential portfolio and secondary market mortgages. The Bank of Floyd’s loan personnel have the authority to originate and approve loans under individual loan authorities established by the Cardinal Board. As the size of the loan/relationship increases, approval authority utilizes co-authority with the Chief Credit Officer, Chief Lending Officer, and City Executives; an in-house loan committee comprised of the Chief Credit Officer, Chief Lending Officer, City Executives and Chief Financial Officer; and the in house committee plus three outside directors. Loans and relationships above certain dollar amounts require analysis by credit administration which is independent from the primary business development/lending function of the Bank of Floyd.

The Bank of Floyd’s loan portfolio is comprised primarily of commercial loans secured by owner-occupied real estate and income-producing real estate. Owner-occupied commercial real estate totaled 38.1% of the loan portfolio as of December 31, 2015, and non-owner occupied commercial real estate totaled 23.4%. The Bank of Floyd’s consumer real estate secured portfolio (consisting of first and second lien installment/mortgage loans, residential construction loans and home equity credit lines) represented 18.7% of the portfolio. Non real estate secured loans included commercial and industrial loans and agriculture loans totaling 14% of the portfolio at December 31, 2015, and consumer non-real estate secured loans totaling 1%.

The Bank of Floyd utilizes a credit analysis function for origination of larger dollar loans that is independent of the loan production function. The viability of primary and secondary/tertiary sources of repayment is vetted for all loan types and amounts. The Bank of Floyd complies with all regulatory requirements relating to valuation of collateral and generally takes a conservative approach to structuring and underwriting loans that is consistent with traditional community bank practices.

Investments

The Bank of Floyd invests a portion of its earning assets in U.S. Treasury, U.S. Government agency, U.S. Government Sponsored Enterprise securities, state, county and local obligations, and equity securities. These investments are used primarily to invest excess deposits and to provide liquidity. Investments represented 25.6% of total assets and 27.5% of earnings assets at December 31, 2015.

Deposit Activities

The Bank of Floyd relies primarily upon deposits to fund its earning assets. Demand deposit accounts provide additional sources of revenue including interchange income, overdraft income and other service charge income. Demand, savings, NOW, money market and time deposits below insurance limits are considered core deposits and represented 95.1% of total deposits at December 31, 2015. Time deposits above insurance limits represented 4.9%.

Market Area

The Bank of Floyd defines its primary market area as the counties and associated municipalities in which we have branches. The Bank of Floyd also seeks business in the counties adjacent to these areas. The primary areas consist of the counties of Floyd, Carroll, Montgomery, Pulaski and Roanoke. The adjacent counties consist of Bedford, Botetourt, Craig, Franklin, Giles, Grayson, Patrick, Wythe, and Surry County NC. The market area contains rural areas as well as more urban areas associated with the Roanoke metropolitan statistical area and Blacksburg-Christiansburg-Radford metropolitan statistical area.

Competition

The Bank of Floyd competes with commercial banks, credit unions, finance companies, insurance companies, brokerage and investment banking companies and other financial intermediaries. Providing financial services is a highly competitive industry. Many of our competitors have more resources available to support their marketing and business development activities. Additionally, increasing regulatory burdens make it increasingly difficult when competing with providers that face less or different regulatory environments.

The Bank of Floyd competes by providing individualized service and solutions to its customers and seeks to be more responsive than its larger competitors. The Bank of Floyd focuses on meeting the needs of its underserved rural markets while simultaneously seeking growth opportunities in its more urban markets with a focus on small businesses.

As of June 30, 2015, the Bank of Floyd competed against two other commercial banks in Floyd County and held 59.66% of the deposits; competed against 14 other commercial banks in Montgomery County and held .88% of the deposits; competed against five other commercial banks in Carroll County and held 6.37% of the deposits; competed against nine commercial banks in Pulaski County and held 3.43% of the deposits; competed against 13 banks in Roanoke County and held 3.21% of the deposits; and competed against nine commercial banks in the city of Salem and held 1.93% of the deposits. With the exception of Floyd County, which the Bank of Floyd considers a mature market, significant opportunity remains to capture additional market share in the Bank of Floyd’s primary market areas.

Employees

At December 31, 2015, Cardinal and its subsidiaries had 74 total employees representing 72 full time equivalents, none of whom are represented by a union or covered by a collective bargaining agreement. Cardinal’s management considers employee relations to be good.

Properties

Cardinal and the Bank of Floyd are headquartered in the Main Office at 101 Jacksonville Circle, Floyd, Virginia. The Bank of Floyd operates branches at the following locations:

101 Jacksonville Circle, Floyd, VA	540-745-4191	Full service/all product lines
4094 Postal Drive, Roanoke, VA	540-774-1111	Full service/all product lines
2145 Roanoke St., Christiansburg, VA	540-381-8121	Full service/all product lines
7349 Peppers Ferry Blvd., Radford, VA	540-633-1680	Full service/all product lines
185 South Main St., Hillsville, VA	276-728-2341	Full service/all product lines
1634 West Main St., Salem, VA	540-387-4533	Full service/all product lines
5598 B Floyd Highway South, Willis, VA	540-745-4191	Limited service/conducts normal teller transactions.

Legal Proceedings

In the ordinary course of operations, Cardinal and the Bank of Floyd expect to be parties to various legal proceedings. At present, the Bank of Floyd is a co-defendant in a complaint made by Paul A. Duncan (plaintiff) against the Bank of Floyd and R. Leon Moore, the former Chairman and Chief Executive Officer of the Bank of Floyd. In summary, the complaint alleges that Mr. Duncan purchased a note from the Bank of Floyd and in so doing relied upon certain representations made to him by Mr. Moore; that the representations were not accurate; and the note purchased became uncollectable. The complaint seeks $160,000 plus interest, attorney’s fees, costs expended for other incidental and consequential damages, and for punitive damages in the amount of $250,000. The Bank of Floyd believes the claim is without basis and the case is not expected to come to trial until the summer of 2016.

Certain Relationships and Related Transactions

Cardinal’s directors and officers, and other corporations, business organizations and persons with which some of Cardinal’s directors and officers are associated, customarily have banking transactions with the Bank of Floyd. All such transactions are made in the ordinary course of business on substantially the same terms, including interest rates and collateral for loans, as those prevailing at the time for comparable transactions with persons not associated with Cardinal. These transactions do not involve more than the normal risk of collectability or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers, and their associates, as a group, as of December 31, 2015, totaled $130,000.

There are no legal proceedings to which any director, officer, or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to Cardinal except as noted in the “Legal Proceedings” section above.

The Bank of Floyd has adopted a formal policy in compliance with Regulation O that covers the review and approval of related person transactions by the Cardinal/Bank of Floyd Board. During such a review, the Cardinal/Bank of Floyd Board will consider, among other things, the related person’s relationship to Cardinal/Bank of Floyd, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction, and any other material information. Cardinal/Bank of Floyd’s Audit Committee also has the responsibility to review significant conflicts of interest involving directors or executive officers.

Board of Directors and Director Compensation

Directors of Cardinal

The Cardinal Board currently is comprised of five directors. Directors are elected to serve for terms of one year or until his or her successor is elected and qualified. The Cardinal Board currently consists of the following directors: James W. Shortt, T. Mauyer Gallimore, R. Devereux Jarratt, Dr. J. Howard Conduff, Jr. and Mark A. Smith. The Cardinal Board has determined that each member of the Cardinal Board, except for Mark A. Smith, is independent as defined by Rule 5605(a)(2) of the NASDAQ Stock Market Listing Standards.

For additional biographical information about each of Cardinal’s directors, see the sections entitled, “Management of Parkway Following the Merger—Directors of Parkway Following the Merger,” beginning on page [●] and “Executive Officers of Parkway Following the Merger,” beginning on page [●].

Director Compensation

All members of the Cardinal Board are paid a fee of $750 for each board meeting attended, a fee of $150 for each committee meeting attended, a fee of $150 for conference calls and a fee of $100 for loan approval calls. In addition, when a member of the Cardinal Board attends conferences or training sessions, he or she is paid a fee of $400 per day. The following table provides compensation information for each director during 2015:

Name	Fees Earned or Paid in Cash ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Dr. J. Howard Conduff, Jr.	22,040	—	—	22,040
T. Mauyer Gallimore	22,250	—	—	22,250
John Paul Houston(1)	21,684	—	—	21,648
James W. Shortt	22,850	—	—	22,850
R. Devereux Jarratt	22,548	—	—	22,548
Mark A. Smith(2)	900	—	—	900

(1)	Mr. Houston resigned from the Cardinal Board in December 2015.
(2)	Mr. Smith was appointed to the Cardinal Board in December 2015.

Executive Compensation

General Philosophy

Cardinal’s primary goal in its compensation program is to retain and properly reward qualified management in respect to Cardinal’s performance both during the past year and over the longer term. In order to accomplish this goal, Cardinal provides a base salary and has management participate in other compensation and benefit plans that non-management employees receive. The Cardinal Board and its Corporate Governance Committee review executive compensation on an annual basis in light of performance, industry trends and other factors. In addition, Cardinal historically provided a supplemental retirement plan to Cardinal’s President and Chief Executive Officer. No active employees, including Mr. Smith, currently participate in Cardinal’s supplemental retirement plan.

Major Elements of Compensation and Compensation Process

Cardinal has two primary components of executive compensation. The first component is base salary and the second component, applicable to the President and Chief Executive Officer, has historically taken the form of a supplemental retirement plan. It is the Cardinal Board’s responsibility to set the compensation for the President and Chief Executive Officer.

Cardinal’s Corporate Governance Committee periodically makes executive compensation recommendations to the Cardinal Board based on the historical and current performance of Cardinal and the contributions of the President and Chief Executive Officer to that performance. The Cardinal Board, without any non-independent director participating, sets the compensation for the President and Chief Executive Officer after evaluating the recommendation of the Corporate Governance Committee based on the Cardinal Board’s assessment of Cardinal’s performance and the President and Chief Executive Officer’s contribution to it. The President and Chief Executive Officer does not participate in the Cardinal Board’s deliberations with respect to his compensation.

The Cardinal Board typically consults with the President and Chief Executive Officer to set a lump sum for the total compensation budget for other employees, including the members of Cardinal’s management. In 2014, the Cardinal Board delegated to the President and Chief Executive Officer the responsibility of apportioning the total budget among all employees, including Cardinal’s other executive officers. The Chief Executive Officer has historically established executive salaries after reviewing the Virginia Bankers Association summary survey of salary and benefits for the prior year for banks of similar size in Virginia.

Retirement Benefits

Cardinal provides a partially self-directed 401(k) plan for all its employees. The Cardinal Board makes a decision to contribute to that plan on behalf of employees each year, on a discretionary basis. When Cardinal decides to contribute, it does so on a dollar-for-dollar basis up to the lesser of either the maximum percentage contributions determined by the Cardinal Board or the maximum contribution made by that employee.

Cardinal has also historically provided a Supplemental Executive Retirement Plan (“SERP”) for its President and Chief Executive Officer. No current employee participates in the SERP.

Other Benefits

Cardinal typically provides the President and Chief Executive Officer with the use of an automobile, however, Mr. Smith is not currently provided such a benefit. Cardinal’s executive officers are also eligible to participate in all of the employee benefit plans, such as medical, dental and life insurance, which are generally available to all Cardinal employees on a non-discriminatory basis. Cardinal does not presently provide executive officers with any stock options or other equity compensation and therefore, there are no outstanding equity awards.

SUMMARY COMPENSATION TABLE

Immediately below is a table setting forth the compensation paid to the Chief Executive Officer, the Chief Financial Officer, and the Chief Administrative Officer of Cardinal.

Name and Principal Position	Year	Salary ($)		All Other Compensation ($)(1)		Total ($)
J. Alan Dickerson
Senior Vice President and	2015	137,700		2,500		140,200
Chief Financial Officer	2014	137,700	(2)	967		138,667
Mark A. Smith	2015	202,400	(3)	2,500		204,900
Senior Vice President and
Chief Lending Officer
Interim President and
Chief Executive Officer	2014	127,593	(4)	12,527	(5)	140,120
Lynn Murray	2015	137,700		2,500		140,200
Chief Administrative Officer	2014	137,700		217		137,119

(1)	Represents cash bonus compensation.
(2)	Mr. Dickerson’s annual base salary is $137,700, which became effective January 1, 2013.
(3)	Mr. Smith’s base salary was increased to $202,400 on April 1, 2015 and made retroactive to January 1, 2015.
(4)	Mr. Smith’s base salary was increased to $137,400 effective August 20, 2014.
(5)	Mr. Smith received a year-end bonus in the amount of $12,000 for serving as Interim President and Chief Executive Officer for the period November 3 through December 31, 2014.

CARDINAL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

As of and for the Year Ending December 31, 2015

Overview

The following discussion provides information about the major components of the financial condition, results of operations, asset quality, liquidity, and capital resources of Cardinal. The discussion and analysis should be read in conjunction with the Cardinal’s consolidated financial statements which are included elsewhere in this joint proxy statement/prospectus.

Critical Accounting Policy

Cardinal’s management believes the policy with respect to the methodology for the determination of the allowance for loan losses involves a high degree of complexity. Cardinal’s management must make difficult and subjective judgments, assumptions or estimates that could cause reported results to differ materially. This critical policy and its application are periodically reviewed with Cardinal’s Audit Committee and the Cardinal Board.

Results of Operations

Cardinal reported net income for the year ended December 31, 2015 of $499 thousand, compared to net income of $286 thousand for the year ended December 31, 2014. The primary factors contributing to the increase in net income were increased interest income of $385 thousand and decreased total interest expense of $278 thousand. Interest income on loans and fees on loans improved $808 thousand versus 2014, due to increased loan volume, driving an increase of $385 thousand in total interest income for 2015. Total interest expense decreased $378 thousand as a result of sustained reduced rates paid on interest bearing deposits. Cardinal reported a decrease from recovery on its provision for loan losses of $369 thousand compared to 2014, and that, coupled with the increase in net interest income and decrease in total interest expense noted above, resulted in an increase of $294 thousand in net interest income after provision for loan losses for 2015. Pre-tax income per diluted share was $0.32 for 2015. Pre-tax income per diluted share was $0.19 for 2014.

Net interest income was $8.4 million, an increase of $653 thousand from $7.8 million in 2014. This increase was driven by reallocation of assets from the investment portfolio to the loans coupled with the continued reduction in interest expense paid on deposits due to the Bank of Floyd maintaining lower interest rates throughout the year in response to market conditions. Noninterest income totaled $1.3 million in 2015, an increase of $596 thousand from the $667 thousand recorded in 2014. The increase in noninterest income was due to an increase in deposit fees and charges and other service charges and fees related to an increase in customer accounts resulting in an increase to courtesy overdraft protection fees, interchange and debit card fees and ITM (Interactive Teller Machines) usage fees. In addition, the increase in noninterest income was due to an increase in bank owned life insurance due to the death of a former employee and increased other income due to the buyout of the Bank of Floyd by Bankers Insurance. Noninterest expense was $9.5 million for 2015, an increase of $677 thousand or 7.6% from the $8.9 million recorded in 2014. This increase is attributable to increased occupancy and equipment expense due to increased depreciation and operating expense related to the ITMs, increased legal and professional related to costs associated with the proposed business combination, and increased data processing services expense related to ongoing improvements with IT (Intelligent Technologies).

Earning assets averaged $254.9 million, compared to $254.2 million in 2014, as the increase in loans was offset by a decrease in securities. However, the resulting change in asset mix improved the yield on interest-earning assets.

Interest-bearing liabilities averaged $190.7 million, compared to $196.4 million in 2014. The decrease in interest-bearing liabilities reflects the loss of rate sensitive customers holding high cost time and large denomination deposits partially offset by increased interest checking.

Average stockholders’ equity increased 5.6% to an average of $20.7 million in 2015 from $19.6 million in 2014. The return on average assets and average equity increased to 0.18% and 2.41%, respectively for 2015 compared to 0.11% and 1.46%, respectively, for 2014. Book value per share was $13.55 at December 31, 2015, compared to $13.24 at year-end 2014, representing an increase of 2.34%.

Table 1. Average Balances and Interest Rates (Taxable Equivalent Basis)*

	2015			2014			2013
Years ended December 31, (In thousands)	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Assets:
Interest-earning assets:
Deposits in other banks	$7,981	$16	0.20%	$7,479	$14	0.19%	$8,954	$26	0.29%
Taxable investment securities	63,635	1,242	1.95%	80,219	1,649	2.06%	92,232	1,706	1.85%
Nontaxable investment securities	9,537	318	3.33%	11,169	369	3.30%	16,280	630	3.87%
Federal funds sold	—	—	0.00%	—	—	0.00%	—	—	0.00%
Loans (3), (4)	172,193	8,399	4.88%	154,134	7,588	4.92%	138,478	7,186	5.19%
Dividend income	1,506	71	4.71%	1,208	51	4.22%	990	29	2.93%

Total interest-earning assets	254,852	10,046	3.94%	254,209	9,671	3.80%	256,934	9,577	3.73%

Noninterest-earning assets:
Cash and due from banks	3,952			3,618			3,254
Premises and equipment	5,641			4,940			3,868
Other assets	8,622			7,997			14,196
Allowance for loan losses	(2,420)			(2,744)			(1,974)

Total assets	$270,647			$268,020			$276,278

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Interest checking	$24,301	33	0.14%	$15,458	19	0.12%	$12,838	19	0.15%
Savings deposits	58,232	139	0.24%	59,655	157	0.26%	61,527	156	0.25%
Time deposits	54,778	683	1.25%	58,999	824	1.40%	62,470	999	1.60%
Large denomination deposits	53,397	736	1.38%	62,302	885	1.42%	68,775	1,091	1.59%

Total interest-bearing liabilities	190,708	1,591	0.83%	196,414	1,885	0.96%	205,610	2,265	1.10%
FHLB advance	18,085	38	0.21%	12,008	22	0.18%	7,777	15	0.19%

Total	208,793	1,629	0.78%	208,422	1,907	0.92%	213,387	2,280	1.07%

Noninterest-bearing liabilities:
Demand deposits	39,727			39,278			36,361
Other liabilities	1,388			687			978

Total liabilities	249,908			248,387			250,726
Stockholders’ equity	20,739			19,633			25,552

Total liabilities and stockholders’ equity	$270,647			$268,020			$276,278

Net interest earnings		$8,417			$7,764			$7,297

Net interest spread (1)			3.16%			2.88%			2.66%

Net interest margin (2)			3.30%			3.05%			2.84%

Taxable equivalent adjustment		$135			$145			$200

(1)	Net interest spread is the difference between the average interest rate received on earning assets and the average interest rate paid for interest-bearing liabilities.
(2)	Net interest margin is calculated by dividing taxable equivalent net interest earnings by total average earning assets.
(3)	Average loan balances include nonaccrual loans.
(4)	Interest income includes deferred loan fees.

Yields on tax-exempt securities, which include tax-exempt obligations of states and political subdivisions, have been computed on a tax-equivalent basis assuming a federal tax rate of 34%.

Net Interest Income

Net interest income, the primary source of Cardinal’s earnings, is the amount by which interest and fee income generated by earning assets exceeds the interest paid on interest-bearing liabilities. Earning assets are comprised of loans, securities, federal funds sold and interest-bearing deposits in other banks. Interest-bearing liabilities consist of deposits, federal funds purchased and securities sold under agreements to repurchase and borrowings. The volume and the general level of interest rates among earning assets and interest-bearing liabilities effect net interest income. Table 1 shows the average balance sheets for each of the years ended December 31, 2015, 2014 and 2013. In addition, the amounts of interest earned on earning assets, with related yields, and the interest paid on interest-bearing liabilities, together with rates, are shown. Loans placed on a nonaccrual status are included in the balances and were included in the computation of yields. Interest on earning assets is on a taxable equivalent basis, which is computed using the federal corporate income tax rate of 34% for all three years.

Net interest income, on a taxable equivalent basis, was $8.4 million in 2015, an increase of 8.4%, or $653 thousand from the $7.8 million in 2014. The net interest margin was 3.30% for 2015, up 25 basis points from the 3.05% reported in 2014.

As illustrated in Table 2, the effect of increased volume attributed $514 thousand to Cardinal’s overall $375 thousand increase in interest income.

During 2015, interest expense associated with interest bearing liabilities decreased by $278 thousand due primarily to deposit volume.

Table 2. Rate/Volume Variance Analysis

	2015 Compared to 2014			2014 Compared to 2013
		Increase (Decrease) Due To			Increase (Decrease) Due To
December 31, (In thousands)	Total	Rate	Volume	Total	Rate	Volume
Interest-earning assets:
Deposits in other banks	$2	$1	$1	$(12)	$(8)	$(4)
Taxable investment securities	(407)	(80)	(327)	(57)	338	(395)
Nontaxable investment securities	(51)	3	(54)	(261)	(83)	(178)
Federal funds sold	—	—	—	—	—	—
Loans	811	(69)	880	402	(335)	737
Dividend income	20	6	14	22	15	7

Total	375	(139)	514	94	(73)	167

Interest-bearing liabilities:
Interest checking	14	2	12	—	—	—
Savings deposits	(18)	(14)	(4)	1	5	(4)
Time deposits	(141)	(85)	(56)	(175)	(122)	(53)
Large denomination deposits	(149)	(26)	(123)	(206)	(108)	(98)

Total deposits	(294)	(123)	(171)	(380)	(225)	(155)
FHLB advance	16	4	12	7	(1)	8

Total	(278)	(119)	(159)	(373)	(226)	(147)

Net interest income	$653	$(20)	$673	$467	$153	$314

Provision for Loan Losses

The allowance for loan losses represents the amount available for credit losses inherent in Cardinal’s loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Cardinal’s management determines the provision for loan losses required to maintain an allowance adequate to provide for any probable losses. The factors considered in making this decision are the collectability of past due loans, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and general economic trends. In 2015, the (recovery) provision for loan losses was $(484) thousand, a decrease of $369 thousand from the $(853) thousand recorded in 2014. Based upon Cardinal’s management’s periodic reviews of the loan portfolio using the previously mentioned factors, the current year’s recovery of loan losses was deemed appropriate. Cardinal’s management believes the recovery recorded in 2015 maintains the allowance at a level adequate to cover probable losses. The allowance for loan losses as a percentage of total loans was 1.32% at year-end.

Additional information regarding Cardinal’s allowance for loan losses is contained in Tables 13 and 14, and in the discussion concerning Analysis of the Allowance for Loan Losses.

Noninterest Income

Noninterest income consists of revenues generated from a number of different financial services and activities. Service charges on deposit accounts including charges for insufficient funds items and fees charged for nondeposit services make up a significant portion of noninterest income. Noninterest income also includes fees charged for services such as safe deposit box rentals, letters of credit, and gains realized on the sale of securities. Noninterest income totaled $1.3 million in 2015, an increase of $596 thousand from the $667 thousand recorded in 2014. The increase in noninterest income was due to an increase in deposit fees and charges and other service charges and fees related to an increase in customer accounts resulting in an increase to courtesy overdraft protection fees, interchange and debit card fees and ITM usage fees. In addition, the increase in noninterest income was due to an increase in bank owned life insurance due to the death of a former employee and increased other income due to the buyout of the Bank of Floyd by Bankers Insurance. The primary sources of noninterest income for the past three years are summarized in Table 3.

Table 3. Noninterest Income

Year ended December 31, (In thousands)	2015	2014	2013
Deposit fees and charges	$305	$226	$175
Other service charges and fees	350	117	92
Gain on the sale of securities	33	(53)	813
Bank owned life insurance	159	166	170
Proceeds from bank owned life insurance	111	—	—
Proceeds from sale of minority interest in other company	157	—	—
Other income	148	211	184

Total noninterest income	$1,263	$667	$1,434

Noninterest Expense

Noninterest expense was $9.5 million for 2015, an increase of $677 thousand or 7.6% from the $8.9 million recorded in 2014. This increase is attributable to increased occupancy and equipment expense due to increased depreciation and operating expense related to the ITMs, increased legal and professional related to costs associated with the proposed business combination, and increased data processing services expense related to ongoing improvements with IT.

Table 4 provides a further breakdown of noninterest expense for the past three years.

Table 4. Noninterest Expense

Year ended December 31, (In thousands)	2015	2014	2013
Salaries and employee benefits	$4,568	$4,565	$4,612
Occupancy and equipment	1,375	1,052	856
Legal and professional	837	374	640
Bank franchise tax	135	156	158
Data processing services	672	594	422
FDIC insurance premiums	369	360	352
Foreclosed assets, net	393	513	736
Loss on sale of premises and equipment	—	—	—
Other operating expense	1,181	1,239	927

Total noninterest expense	$9,530	$8,853	$8,703

Income Taxes

Income tax expense is based on amounts reported in the consolidated statements of operations, after adjustments for non-taxable income and non-deductible expenses, and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (benefit), was $0 in 2015, $0 in 2014 and $3.9 million in 2013 representing 0.0%, 0.0% and 118.8% of income before income taxes, respectively. Cardinal’s deferred income tax benefits and liabilities result primarily from temporary differences in provisions for credit losses, valuation reserves, depreciation, deferred compensation, deferred income, pension expense and investment security discount accretion and unused net operating losses. During 2013, a reserve for deferred taxes of $5.2 million was created. The reserve for the deferred tax asset can be recaptured as the Bank of Floyd sustains profitability in future periods.

Net deferred income tax assets of approximately $361 thousand and $348 thousand at December 31, 2015 and 2014, respectively, are included in other assets.

FINANCIAL CONDITION

Earning Assets

In 2015, average earning assets increased to $254.9 million, $643 thousand higher than the 2014 average of $254.2 million. Total average earning assets represented 94.2% of total average assets in 2015. Average investment securities accounted for 27.0% of total average assets, while average loans remained the largest component of earning assets, accounting for 63.6% of total average assets in 2015, up from the 57.5% level reported in 2014. A summary of average assets for the past three years is shown below in Table 5.

Table 5. Average Asset Mix

	2015		2014		2013
	Average		Average		Average
December 31, (In thousands)	Balance	%	Balance	%	Balance	%
Interest-earning assets:
Loans	$172,193	63.62	$154,134	57.51	$138,478	50.12
Investment securities	73,172	27.03	91,388	34.10	108,512	39.28
Federal funds sold	—	—	—	—	—	—
Deposits in other banks	7,981	2.95	7,479	2.79	8,954	3.24
Dividend income	1,506	0.56	1,208	0.45	990	0.36

Total interest-earning assets	254,852	94.16	254,209	94.85	256,934	93.00

Noninterest-earning assets:
Cash and due from banks	3,952	1.46	3,618	1.35	3,254	1.18
Premises and equipment	5,641	2.08	4,940	1.84	3,868	1.40
Other assets	6,202	2.30	5,253	1.96	12,222	4.42

Total noninterest-earning assets	15,795	5.84	13,811	5.15	19,344	7.00

Total assets	$270,647	100.00	$268,020	100.00	$276,278	100.00

Loans

Average total loans were $172.2 million for 2015, an increase of $18.1 million, or 11.7% from 2014. At December 31, 2015, the actual balance of loans secured by real estate represented the most significant portion of the loan portfolio at 72.1%. Total loans secured by 1-4 family residential properties represented 23.4% of total loans at the end of 2015, while nonfarm/nonresidential properties made up 35.4% of total loans.

The Bank of Floyd makes both consumer and commercial loans to all neighborhoods within its market area, including the low-income and moderate-income areas. Cardinal’s market area is generally defined as the areas within the Virginia counties of Floyd, Roanoke, Montgomery, Carroll, Pulaski and Grayson and the cities of Roanoke, Salem, Christiansburg and Galax, Virginia. The Bank of Floyd places emphasis on consumer based installment loans and commercial loans to small and medium sized businesses. The amounts of loans outstanding by type at year-ends 2015 through 2011, and the maturity distribution of variable and fixed rate loans as of year-end 2015 are presented below in Table 6 and Table 7, respectively.

During 2015 gross loans decreased $2.4 million, with the commercial and industrial category accounting for the greatest decrease.

Table 6. Loan Portfolio Summary

	2015		2014		2013		2012		2011
December 31, (In thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate construction and development	$8,409	5.0	$8,285	4.9	$6,574	4.5	$6,069	4.7	$8,868	6.8
Farmland	3,887	2.3	7,097	4.2	2,577	1.8	1,191	0.9	1,306	1.0
Real estate mortgage:
1-4 family residential	39,325	23.4	32,920	19.4	30,178	20.6	28,154	21.9	26,568	20.4
Multifamily residential	10,041	6.0	10,625	6.2	8,965	6.1	3,685	2.9	4,717	3.6
Nonfarm, nonresidential	59,329	35.4	56,491	33.2	54,424	37.2	63,450	49.3	75,879	58.3

Total real estate	120,991	72.1	115,418	67.9	102,718	70.2	102,549	79.7	117,338	90.1

Agricultural	1,661	1.0	2,433	1.4	692	0.5	55	0.0	9	0.1
Commercial and industrial	39,964	23.9	47,504	27.9	38,102	26.1	21,461	16.7	5,873	4.5
Consumer	982	0.6	809	0.5	659	0.5	998	0.8	2,487	1.9
Other loans	3,856	2.3	3,863	2.3	4,181	2.9	3,887	3.0	4,765	3.6
Leases	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0

Gross loans	167,454		170,027		146,352		128,950		130,472
Unearned income	249	0.1	35	0.0	(321)	(0.2)	(315)	(0.2)	(314)	(0.2)

Total	$167,703	100.0	$170,062	100.0	$146,031	100.0	$128,635	100.0	$130,158	100.0

Table 7. Loan Maturity Schedule

	2015
	Commercial	Construction
	Financial and	and		Total
December 31, (In thousands)	Agricultural	Development	Others	Amount	%
Fixed rate loans:
Within three months	$22	$—	$80	$102	0.1
After three but within twelve months	1,264	180	2,570	4,014	2.4
After one but within five years	2,346	3,303	5,436	11,085	6.6
Over five years	5,007	1,355	17,277	23,639	14.1

Total fixed rate loans	8,639	4,838	25,363	38,840	23.2

Variable rate loans:
Within three months	$3,055	$196	$8,152	$11,403	6.8
After three but within twelve months	927	88	8,644	9,659	5.8
After one but within five years	2,069	1,884	63,960	67,913	40.4
Over five years	26,935	1,403	11,550	39,888	23.8

Total variable rate loans	32,986	3,571	92,306	128,863	76.8

Total loans:
Within three months	3,077	196	8,232	11,505	6.9
After three but within twelve months	2,191	268	11,214	13,673	8.2
After one but within five years	4,415	5,187	69,396	78,998	47.0
Over five years	31,942	2,758	28,827	63,527	37.9

Total loans	$41,625	$8,409	$117,669	$167,703	100.0

Investment Securities

The investment securities portfolio is managed to optimize the yield on excess funds while providing liquidity for unexpected deposit decreases or increased loan generation and diversification in the overall asset management of Cardinal. At December 31, 2015, the Cardinal had $65.3 million in securities available for sale, compared to $82.8 million at year-end 2014. The average yield on taxable investment securities decreased from 2.06% in 2014 to 1.95% in 2015 as a result of lower yielding securities, decreasing market rates of interest and gains taken on securities during 2015.

Management of the investment portfolio has always been conservative with virtually all investments taking the form of purchases of U.S. Treasury, Government Sponsored Enterprises, mortgage backed securities and issuances of state and local bond issues. All securities are high quality and high grade. Cardinal’s management views the investment portfolio as a source of income, and generally purchases securities with the intent of retaining them until maturity. However, adjustments in the portfolio are necessary from time to time to provide a source of liquidity to meet funding requirements for loan demand, deposit fluctuations and to manage interest rate risk. Accordingly, to meet such objectives, Cardinal’s management may sell certain securities prior to their scheduled maturity. Table 8 presents the investment portfolio at the end of 2015 by major types of investments and maturity ranges. Actual maturities may differ from scheduled maturities in mortgage backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the earlier of the contractual maturity or the call date, if any.

At December 31, 2015, the market value of the investment portfolio was $65.3 million, representing a $1.1 million unrealized loss compared to amortized cost.

At December 31, 2014, the market value of the investment portfolio was $82.8 million, representing a $1.0 million unrealized loss compared to amortized cost. This compared to a market value of $96.9 million and a $5.2 million unrealized gain above amortized cost a year earlier.

Table 8. Investment Securities*

	Amortized Cost Due
	Due	After One	After Five		Total
	Within	Through	Through	After Ten	Book	Market
December 31, 2015 (In thousands)	One Year	Five Years	Ten Years	Years	Value	Value
Investment securities
Government sponsored enterprises	$—	$—	$7,705	$9,242	$16,947	$16,535
State and municipal securities	—	3,174	4,605	1,238	9,017	8,891
Mortgage backed securities	51	3	503	38,750	39,307	38,808
Other securities	521	—	—	532	1,053	1,030

Total	$572	$3,177	$12,813	$49,762	$66,324	$65,264

Weighted average yields
Government sponsored enterprises	0.00%	0.00%	2.24%	2.31%
State and political subdivisions	0.00%	2.37%	2.53%	3.34%
Mortgage backed securities	1.40%	5.80%	2.11%	1.99%
Other securities	1.96%	0.00%	0.00%	1.96%

Total securities	3.40%	2.37%	2.34%	2.08%	2.15%

December 31, 2014 (In thousands)	Book Value	Market Value
Investment securities
Government sponsored enterprises	$18,567	$17,998
States and municipal securities	10,624	10,544
Mortgage back securities	53,630	53,278
Other securities	1,045	1,025

Total	$83,866	$82,845

	Book	Market
December 31, 2013 (In thousands)	Value	Value
Investment securities
Government sponsored enterprises	$18,564	$16,436
States and municipal securities	12,395	11,712
Mortgage back securities	69,587	67,283
Other securities	1,540	1,501

Total	$102,086	$96,932

*	Yields on tax-exempt securities, which include tax-exempt obligations of states and political subdivisions, have been computed on a tax-equivalent basis assuming a federal tax rate of 34%.

Deposits

Cardinal relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposits in denominations of $100,000 or more) are the primary funding source. Cardinal’s consolidated balance sheet growth is largely determined by the availability of deposits in the markets it serves, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. The sustained low interest rate environment, coupled with a continued weak economy and uncertainty and volatility in the stock market have resulted in depositors shifting their emphasis from rate shopping to banks which offer soundness and security. Increased customer awareness of interest rates has added to the importance of effective interest rate management. Accordingly, Cardinal’s management must continuously monitor market pricing and internal interest rate spreads to improve profitability. Cardinal’s interest rate management goals include structuring rates in a manner that can promote both deposit and asset growth while increasing overall profitability of Cardinal.

Average total deposits for the year ended December 31, 2015 decreased $5.3 million to $230.4 million compared to 2014. As shown in Table 9, Cardinal’s average interest-bearing deposits as a percent of total average deposits decreased to 82.8% in 2015, compared to 83.3% in 2014. Average noninterest-bearing demand deposits increased to $39.7 million in 2015 from $39.3 million in 2014. Average deposits for the past three years are summarized in Table 9 below.

Table 9. Deposit Mix

	2015		2014		2013
	Average		Average		Average
December 31, (In thousands)	Balance	%	Balance	%	Balance	%
Interest-bearing deposits:
Interest checking	$24,301	10.6	$15,458	6.6	$12,838	5.3
Savings deposits	58,232	25.3	59,655	25.3	61,527	25.4
Time deposits	54,778	23.7	58,999	25.0	62,470	25.8
Large denomination deposits	53,397	23.2	62,302	26.4	68,775	28.4

Total interest-bearing deposits	190,708	82.8	196,414	83.3	205,610	84.9
Noninterest-bearing deposits	39,727	17.2	39,278	16.7	36,361	15.1

Total deposits	$230,435	100.0	$235,692	100.0	$241,971	100.0

The average balance of certificates of deposit issued in denominations of $100,000 or more decreased by approximately $8.9 million in 2015. Table 10 provides maturity information relating to certificates of deposit of $100,000 or more at December 31, 2015.

Table 10. Large Denomination Deposits Maturities

Analysis of time deposits of $100,000 or more at December 31, 2015 (In thousands):

Time remaining to maturity:
Three months or less	$6,206
Over three months through six months	4,025
Over six months thought twelve months	8,628
Over twelve months	25,930

Total time deposits of $100,000 or more	$44,843

Capital Adequacy

Cardinal’s capital serves to support asset growth and provide protection against loss to depositors and creditors. Cardinal strives to maintain an optimum level of capital, commensurate with its risk profile, on which an attractive return to stockholders can be realized over both the near and long term, while serving depositors, creditors and regulatory needs.

Common stock, capital surplus and retained earnings net of dividends represent the stockholders’ investment in Cardinal and are a key source of capital. Total stockholders’ equity was $20.8 million at December 31, 2015, an increase of $474 thousand or 2.33% compared with $20.3 million for the same period in 2014. The increase consists of net income for the year of $499 thousand less accumulated other comprehensive income of $25 thousand.

The Federal Reserve Bank has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.0% of which at least 4.0% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. Cardinal had a ratio of total capital to risk-weighted assets of 13.55% at December 31, 2015 and a ratio of Tier 1 capital to risk-weighted assets of 12.30%. Both of these ratios well exceed the capital requirements adopted by the federal regulatory agencies.

In addition, a minimum leverage ratio of Tier 1 capital to average total assets for the previous quarter is required by federal bank regulators, ranging from 3% to 5%, subject to the regulator’s evaluation of Cardinal’s overall safety and soundness. As of December 31, 2015, Cardinal had a ratio of year-end Tier 1 capital to average total assets, as defined, of 8.21%. These supplemental requirements create a new required ratio for common equity Tier 1 (“CET1”) capital, which consists of common stock and retained earnings, subject to applicable regulatory adjustments and deductions, divided by risk-weighted assets. Cardinal had a ratio of year-end CET1 capital to risk-weighted assets of 12.30% at December 31, 2015.

Table 11 below sets forth summary information with respect to the capital ratios for Cardinal and the Bank of Floyd at December 31, 2015 and 2014. All capital ratio levels indicate that Cardinal and the Bank of Floyd are well capitalized.

Table 11. Year-end Risk-based Capital

	2015		2014
		Bank of		Bank of
December 31, (In thousands)	Consolidated	Floyd	Consolidated	Floyd
Tier I capital	$21,507	$19,713	$21,008	$18,876
Qualifying allowance for loan losses (limited to 1.25% of risk-weighted assets)	2,186	2,171	2,249	2,226

Total regulatory capital	$23,693	$21,884	$23,257	$21,102

Total risk-weighted assets	$174,886	$174,067	$179,046	$177,276

Tier I as a percent of risk-weighted assets	12.30%	11.32%	11.73%	10.65%
Total regulatory capital as a percent of risk-weighted assets	13.55%	12.57%	12.99%	11.90%
CET1 as a percent of risk-weighted assets	12.30%	11.32%	11.73%	10.65%
Leverage ratio*	8.21%	7.57%	7.66%	6.94%

*	Tier I capital divided by average total assets for the quarter ended December 31.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Cardinal’s management prudently assesses these risks and strives to manage them effectively. The Bank of Floyd seeks to use shorter-term loans and, although a portion of the loans may be made based upon the value of collateral, it relies primarily on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

The Bank of Floyd also manages its repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow-up on exceptions to credit policies.

Nonperforming assets, as shown in Table 12 below, decreased to $81 thousand at December 31, 2015 from $3.7 million at December 31, 2014. At year-end 2015, loans past due 90 days or more and still accruing remained at $0 as compared to the prior year. Foreclosed assets decreased to $0 in 2015 from $735 thousand for 2014.

Table 12. Nonperforming Assets

December 31 (In thousands)	2015	2014	2013	2012	2011
Nonaccrual loans	$81	$2,987	$2,226	$6,324	$9,298
Loans past due 90 days or more and still accruing	—	—	1,564	1,547	2,700
Foreclosed assets	—	735	2,196	2,763	3,418

Total nonperforming assets	$81	$3,722	$5,986	$10,634	$15,416

Total nonperforming loans as a percentage to total loans	0.05%	1.76%	2.60%	6.12%	9.22%

Total nonperforming assets as a percentage to total assets	0.03%	1.34%	2.23%	3.77%	5.79%

For the years ended December 31, 2015 and 2014, interest income recognized on loans in nonaccrual status was approximately $0 and $5,662, respectively. Had these credits been current in accordance with their original terms, the gross interest income for these credits would have been approximately $0 and $158,698, respectively, for the years ended December 31, 2015 and 2014.

Analysis of the Allowance for Loan Losses

The allowance for loan losses represents the amount available to absorb credit losses inherent in Cardinal’s loan portfolio. Cardinal performs periodic systematic reviews of its portfolio to identify these inherent losses, and to assess the overall probability of collection of the portfolio. These reviews result in the identification and quantification of loss factors, which are used in determining the amount of the allowance for loan losses. In addition, Cardinal also evaluates the prevailing economic and business conditions affecting individual borrowers, changes in the size and characteristics of the loan portfolio and other pertinent factors. The allowance, and the methodology we utilize to determine it, are also subject to annual review by external auditors and regulatory examinations. Their evaluations of the adequacy of Cardinal’s allowance may take into account such factors as the size of the allowance in comparison to peer companies identified by regulatory agencies. The most recently completed regulatory reviews were conducted as of June 15, 2015 and June 30, 2014.

In addition, Cardinal’s management took into account not only the current state of the economy, but information from various sources, which not only expected the current economic downturn to persist, but also expected continued significant losses in commercial real estate. Geographic location was taken into account regarding the depth of economic decline, valuation for certain loans and corresponding collateral. Cardinal’s management also collected additional financial data from certain customers to ascertain current financial strength and cash flow.

Cardinal is committed to the early recognition of problem loans and to providing an appropriate allowance. Cardinal believes the current allowance is adequate to cover inherent losses in the loan portfolio. However, the allowance may be materially increased or decreased in the future based upon Cardinal’s management’s assessment of the factors outlined above. The allowance for loan losses was $2.2 million at December 31, 2015 and $3.1 million at December 31, 2014. The allowance as a percentage of period end loans was 1.32% at year-end 2015 and 1.82% at year-end 2014.

The recovery for loan losses for the year ended December 31, 2015 was $(484) thousand, a decrease of $369 thousand from the previous year. The loan loss reserve for 2015 decreased a total of $879 thousand due to write-offs incurred of $595 thousand recovery of $(484) thousand and offset by recoveries of $200 thousand. Based upon Cardinal’s management’s periodic reviews of the loan portfolio using the previously mentioned factors, the current year recovery was considered appropriate. Cardinal’s management believes the provision recorded in 2015 maintains the allowance is at a level adequate to cover probable losses.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in Table 13.

Table 13. Analysis of the Allowance for Loan Losses

Year ended December 31, (In thousands)	2015	2014	2013	2012	2011
Balance at beginning of year	$3,098	$2,862	$1,514	$2,867	$3,073
(Recovery of) provision charged to expense	(484)	(853)	3,134	5,772	592

	2,614	2,009	4,648	8,639	3,665

Loans charged off:
Commercial, financial and agricultural	—	—	—	(2,920)	(80)
Real estate – residential mortgage	—	(6)	(268)	(171)	(356)
Real estate – construction	—	—	(209)	(1,295)	(503)
Consumer and other	(595)	(600)	(1,599)	(2,842)	—

Total charge-offs	(595)	(606)	(2,076)	(7,228)	(939)

Recoveries of loans previously charged off:
Commercial, financial and agricultural	7	1,356	4	38	1
Real estate – residential mortgage	—	11	10	30	2
Real estate – construction	—	—	—	—	129
Consumer and other	193	328	276	35	9

Total recoveries	200	1,695	290	103	141

Net charge – offs (recoveries)	395	(1,089)	1,786	7,125	798

Balance at end of year	$2,219	$3,098	$2,862	$1,514	$2,867

Cardinal has allocated the allowance for loan losses based on estimates of the allowance needed for each component of the loan portfolio. The allocation of the allowance as shown in Table 14 below should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. The specific reserve on impaired loans for 2015 is $81 thousand and that specific reserve is set aside for the impaired loans. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the remaining allowance is a general allowance applicable to the entire portfolio.

Ratio of net charge-offs during the period to average loans outstanding during the period	0.23%	-0.71%	1.29%	6.01%	0.56%

Table 14. Allocation of the Allowance for Loan Losses

	2015		2014		2013		2012		2011
December 31, (In thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Balance at end of period applicable to:
Commercial, commercial real estate, financial and agricultural	$1,896	68.6	$2,520	73.0	$2,141	71.6	$1,181	72.5	$1,293	62.7
Real estate, construction	54	5.0	163	4.9	327	4.5	205	1.9	1,243	7.8
Real estate, residential mortgage	269	23.5	367	19.3	155	20.6	10	21.8	155	24.0
Consumer and other loans	—	2.9	48	2.8	—	3.3	—	3.8	176	5.5
Unallocated	—	0.0	—	0.0	239	0.0	118	0.0	—	0.0

Total	$2,219	100.0	$3,098	100.0	$2,862	100.0	$1,514	100.0	$2,867	100.0

The percentages above are calculated using the loan types total over total loan portfolio.

Liquidity and Interest Rate Sensitivity

The principal goals of Cardinal’s asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors’ withdrawals or borrowers’ loans without significant loss. Interest rate risk management seeks to balance the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect Cardinal from wide fluctuations in its net interest income.

Cardinal’s management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the consolidated balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the consolidated balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal funds lines from correspondent banks, borrowings from the Federal Reserve Bank and the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio, the level of liquid assets divided by total deposits plus short-term liabilities, is considered to be adequate by Cardinal’s management.

Table 15. Interest Rate Sensitivity

	December 31, 2015 Maturities/Repricing
	1-3	4-12	13-60	Over 60
(In thousands)	Months	Months	Months	Months	Total
Earning Assets:
Loans	$17,781	$51,083	$78,511	$18,109	$165,484
Investments	14,271	2,718	15,396	34,201	66,586
Interest-bearing deposits in banks	11,342	—	—	—	11,342
Federal funds sold	—	—	—	—	—

Total	$43,394	$53,801	$93,907	$52,310	$243,412

Interest-bearing deposits:
Interest checking	$8,086	$1,569	$8,373	$12,228	$30,256
Money market	9,914	1,368	7,303	5,059	23,644
Savings	8,904	1,884	10,051	12,271	33,110
Certificates of deposit	11,899	28,169	55,492	—	95,560

Total	$38,803	$32,990	$81,219	$29,558	$182,570

Interest sensitivity gap	$4,591	$20,811	$12,688	$22,752	$60,842
Cumulative interest sensitivity gap	$4,591	$25,402	$38,090	$60,842	$60,842
Ratio of cumulative interest sensitivity gap to total earning assets	1.89%	10.44%	15,65%	25.00%	25.00%

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Cardinal’s management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 above shows the sensitivity of Cardinal’s consolidated balance sheet on December 31, 2015 This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2015, Cardinal appeared to be asset-sensitive with earning assets exceeding interest-earning assets, subject to changes in interest rates, for all periods.

Matching sensitive positions alone does not ensure that Cardinal has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

DESCRIPTION OF PARKWAY CAPITAL STOCK

The following description of the material terms of Parkway’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to its articles of incorporation and its bylaws. Copies of the full text of Parkway’s articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. See the section entitled, “Where You Can Find More Information,” beginning on page [●].

General

Parkway’s authorized capital stock consists of 25 million shares of common stock, no par value, and 5 million shares of preferred stock, no par value. As of March 7, 2016, there was one share of Parkway common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Shares of Parkway common stock have the following rights, preferences, and privileges:

Voting Rights

Holders of Parkway common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Its articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of the outstanding shares of Parkway common stock have the capacity to elect all of the members of the Parkway Board. Except as otherwise required by law or with respect to any outstanding class or series of Parkway preferred stock, the holders of its common stock possess all voting power.

Under Virginia law, shareholder action is generally effective upon majority vote of votes cast for or against a matter. Virginia law, however, requires the affirmative vote of more than two-thirds of the outstanding shares of common stock for amendments to a Virginia corporation’s articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, or a Virginia corporation’s liquidation, dissolution, or winding up. As permitted by Virginia law, Parkway’s articles of incorporation only require the affirmative vote of a majority of all votes entitled to be cast in each voting group for amendments to its articles of incorporation, the approval of mergers, statutory share exchanges, and certain sales or other dispositions of Parkway’s assets outside the usual and regular course of business if at least two-thirds of the directors who are Continuing Directors approve such action. As used in Parkway’s articles of incorporation, a “Continuing Director” is (i) any initial director, or (ii) any individual elected to the Parkway Board at an annual meeting of the shareholders more than once, or (iii) any individual elected to fill a vacancy who received the affirmative vote of a majority of the Continuing Directors then on the Parkway Board and thereafter elected to the Parkway Board at an annual meeting of the shareholders.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any outstanding shares of Parkway preferred stock, holders of shares of Parkway common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as, and if authorized and declared by the Parkway Board and to share ratably in its assets legally available for distribution to Parkway shareholders in the event of its liquidation, dissolution, or winding-up.

Preemptive Rights

Holders of Parkway common stock have no preemptive rights to purchase, subscribe for, or otherwise acquire any of Parkway’s unissued securities.

Miscellaneous

Holders of Parkway common stock have no preferences or conversion or exchange rights. Shares of Parkway common stock will not be liable for further calls or assessments by Parkway, and the holders of its common stock will not be liable for any of Parkway’s liabilities.

Preferred Stock

Parkway’s articles of incorporation authorize the issuance of 5 million shares of preferred stock, no par value. As of March 7, 2016, no shares of Parkway’s preferred stock were issued and outstanding.

Parkway’s articles of incorporation authorize the Parkway Board to designate and issue from time to time one or more series of preferred stock without shareholder approval. The Parkway Board may fix and determine the preferences, limitations, and relative rights of each series of preferred stock issued. Because the Parkway Board has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of Parkway common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Parkway Board determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on Parkway common stock;

•	diluting the voting power of Parkway common stock;

•	impairing liquidation rights of Parkway common stock; or

•	discouraging, delaying or preventing a change in control of Parkway without further action by its shareholders.

Exclusive Forum

Section 5.6 of Parkway’s bylaws provides that a circuit court or a federal district court with jurisdiction over the County of Grayson, Virginia shall be the sole and exclusive forum for certain shareholder litigation matters. Although Parkway believes this provision is beneficial to the combined company by providing increased consistency in the application of Virginia law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Parkway’s directors and officers and would prevent a shareholder from selecting a different judicial forum for disputes with Parkway and Parkway’s directors, officers and employees. However, it is possible that a court could rule that this provision is unenforceable or inapplicable to a particular dispute.

Antitakeover Provisions of Parkway’s Articles of Incorporation, Bylaws, and Virginia Law

General

Parkway’s articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of Parkway by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Parkway Board. These provisions are designed to reduce, or have the effect of reducing, Parkway’s vulnerability to coercive takeover practices and inadequate takeover bids. The existence of these provisions could prevent Parkway shareholders from receiving a premium over the then prevailing market price of Parkway common stock or a transaction that may otherwise be in the best interest of Parkway shareholders. In addition, these provisions make it more difficult for Parkway shareholders, should they choose to do so, to remove the Parkway Board or Parkway’s management.

Parkway’s Articles of Incorporation and Bylaws

Preferred Stock. Parkway’s articles of incorporation authorize the Parkway Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. See the section entitled, “Description of Parkway Capital Stock – Preferred Stock,” beginning on page [●]. Under this authority, the Parkway Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Parkway’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Parkway common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Parkway by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Parkway’s management.

Board Vacancies. Virginia law and Parkway’s articles of incorporation and bylaws provide that any vacancy occurring on the Parkway Board may be filled by a majority of directors then in office, even if less than a quorum. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Parkway Board by filling the vacancies created by that removal with its own nominees.

Shareholder Meetings. Under its bylaws, only Parkway’s Chairman of the Board, President, or a majority of the Parkway Board may call special meetings of shareholders. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Advance Notification of Shareholder Nominations and Proposals. Parkway’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Parkway Board, and shareholder proposals for business.

Shareholder Nominations. Parkway’s bylaws provide that a shareholder entitled to vote for the election of directors may nominate persons for election to the Parkway Board by delivering written notice to Parkway’s Corporate Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws require that such notice generally must be delivered not later than the close of business on the 60th day prior to the anniversary of the immediately preceding year’s annual meeting.

The shareholder’s notice is required to include, as to the nominee, the following:

•	the name, age, business address, and residence address of the nominee;

•	the principal occupation or employment of the nominee;

•	the class and number of shares of Parkway beneficially owned by the nominee; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Parkway Board.

The shareholder’s notice must also contain the name and address of the shareholder and of any other shareholder who, to the shareholder’s knowledge, supports the nomination, and the class and number of shares owned beneficially or of record by the nominating shareholder and the other shareholders supporting the nomination.

Shareholder Proposals. In order for a shareholder to bring other business before a shareholder meeting, timely notice will have to be received by Parkway’s Corporate Secretary within the time limits described under “—Shareholder Nominations” above. The shareholder’s notice is required to contain, as to each matter of business, the following:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting;

•	the name and address of record of the shareholder and of any other shareholder who, to the proposing shareholder’s knowledge, supports the proposal;

•	the class and number of shares owned beneficially or of record by the proposing shareholder and the other shareholder supporting the proposal; and

•	any material interest of the proposing shareholder in the proposal.

Virginia Antitakeover Statutes

Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•	a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•	certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares, owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•	the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither Parkway’s articles of incorporation nor its bylaws contain a provision opting out of the Affiliated Transactions Statute. Therefore, the Affiliated Transactions Statute will apply to affiliated transactions between Parkway and an interested shareholder.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

As permitted by Virginia law, the Parkway Board has adopted a provision in its bylaws opting out of the Control Share Acquisitions Statute.

Indemnification and Limitation on Liability of Directors and Officers

As permitted by the Virginia Stock Corporation Act, the articles of incorporation of Parkway contain provisions that indemnify its directors and that eliminate the liability of both its directors and officers to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of Parkway or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law.

In addition, Parkway’s articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. The right of indemnification extends to judgments, fines, or penalties assessed against them. Parkway has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

The rights of indemnification provided in the articles of incorporation of Parkway are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Parkway pursuant to the foregoing provisions, Parkway has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent and registrar for the Parkway common stock is Computershare. Its address is 250 Royall Street, Canton, MA 02021, and its telephone number is (800) 368-5948.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Set forth below is a summary comparison of material differences between the rights of Grayson shareholders under Grayson’s articles of incorporation and bylaws (left column), Cardinal shareholders under Cardinal’s articles of incorporation and bylaws (center column) and the rights of Parkway shareholders under Parkway’s articles of incorporation and bylaws (right column). While the companies believe that the summary table includes the material differences between the rights of Grayson shareholders, Cardinal shareholders, and Parkway shareholders, this summary does not include a complete description of all the differences between the rights of the shareholders and is subject to, and qualified in its entirety by reference to, Virginia law and the respective corporate governance instruments of Grayson, Cardinal, and Parkway. Copies of the full text of Parkway’s articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. Parkway’s articles of incorporation and bylaws and the articles of incorporation and bylaws of Grayson and Cardinal are available, without charge, by following the instructions in the section entitled, “Where You Can Find More Information,” beginning on page [●].

Grayson	Cardinal	Parkway
Authorized Capital Stock

Grayson’s articles of incorporation state that the authorized capital stock of Grayson consists of 2,000,000 shares of common stock and 500,000 shares of preferred stock. As of March 7, 2016, there were 1,718,968 shares of common stock outstanding and no shares of preferred stock outstanding.	Cardinal’s articles of incorporation state that the authorized capital stock of Cardinal consists of 5,000,000 shares of common stock and no shares of preferred stock. As of March 7, 2016, there were 1,535,733 shares of common stock outstanding and no shares of preferred stock outstanding.	Parkway’s articles of incorporation state that the authorized capital stock of Parkway consists of 25,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of March 7, 2016, there was 1 share of common stock outstanding and no shares of preferred stock outstanding.

Voting and Voting Limitations

Grayson’s bylaws provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. Grayson’s articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.	Cardinal’s articles of incorporation and bylaws provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. Cardinal’s articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.	Parkway’s bylaws provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. Parkway’s articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.

Number of Directors

Grayson’s bylaws state that the number of directors comprising the board of directors will be fixed from time to time by the board of directors. There are currently eight (8) members of the Grayson Board. The members of the Grayson Board are also members of the Grayson National Bank Board.	Cardinal’s bylaws state that the number of directors comprising the board of directors will be fixed from time to time by the board of directors, but shall consist of not less than five (5) nor more than twelve (12) members. There are currently five (5) members of the Cardinal Board. The members of the Cardinal Board are also members of the Bank of Floyd Board.	Parkway’s bylaws state that there will be thirteen (13) directors on the Parkway Board prior to the closing of the merger, which will be increased to fourteen (14) as soon as practical after the closing of the merger. Parkway currently has twelve (12) directors.

Classification of Board of Directors

Grayson’s articles of incorporation separate the directors into three separate classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of the directors expire each year. Each director serves until the next annual meeting of shareholders and his or her successor is elected and qualified.	Cardinal’s articles of incorporation and bylaws do not provide for a classified board of directors. Each director serves until the next annual meeting of shareholders and his or her successor is elected and qualified.	Parkway’s articles of incorporation and bylaws do not provide for a classified board of directors. Each director serves until the next annual meeting of shareholders and his or her successor is elected and qualified.

Removal of Directors

Under Virginia law the common shareholders of Grayson, at a special meeting called for such purpose, may remove any member of the Grayson Board elected by the common shareholders of Grayson with or without cause.	Under Virginia law the common shareholders of Cardinal, at a special meeting called for such purpose, may remove any member of the Cardinal Board elected by the common shareholders of Cardinal with or without cause.	Under Virginia law the common shareholders of Parkway, at a special meeting called for such purpose, may remove any member of the Parkway Board elected by the common shareholders of Parkway with or without cause.

Filing Vacancies on the Board of Directors

Grayson’s articles of incorporation provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the Grayson Board or by the vote of the remaining directors in office, even if the remaining directors do not	Cardinal’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the Cardinal Board or by the vote of the remaining directors in office. Any director elected or appointed to fill a vacancy	Parkway’s articles of incorporation provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the Parkway Board or by the vote of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced, and until his or her

constitute a quorum. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced, and until his or her successor is elected and qualified.	will hold office until the expiration of the term of the director which such director replaced, and until his or her successor is elected and qualified.	successor is elected and qualified. Parkway’s bylaws provide that if a vacancy in the Parkway Board arises prior to the annual meeting of shareholders in 2017, the vacancy must be filled by the remaining Grayson-designated directors if a Grayson-designated director’s departure creates the vacancy, or by the Cardinal-designated directors if a Cardinal-designated director’s departure creates the vacancy.

Shareholder Proposals and Director Nominations

Grayson’s bylaws provide that a Grayson shareholder can submit proposals and nominate directors at an annual meeting by delivering written notice to the Secretary of Grayson not less than 60 and not more than 90 days prior to any meeting of shareholders, provided that if fewer than 70 days’ notice of any meeting is given to shareholders, such notice shall be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made.	Cardinal’s bylaws provide that a Cardinal shareholder can submit proposals and nominate directors at an annual meeting by delivering written notice to the principal executive office of Cardinal not less than 120 days prior to the mailing date of the proxy statement for the previous year’s annual meeting of shareholders.	Parkway’s bylaws provide that a Parkway shareholder can submit proposals and nominate directors at an annual meeting by delivering written notice to the Secretary of Parkway not less than 60 and not more than 90 days prior to the one-year anniversary of the preceding year’s annual meeting, provided that if the next annual meeting is more than 30 days before or more than 60 days after such one-year anniversary, the notice must be delivered not later than 60 days prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made.

Dividends

Subject to any preferential rights of holders of any of Grayson preferred stock outstanding, holders of shares of Grayson common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as, and if authorized by the Grayson Board.	Holders of shares of Cardinal common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as, and if authorized by the Cardinal Board.	Subject to any preferential rights of holders of any of Parkway preferred stock outstanding, holders of shares of Parkway common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as, and if authorized by Parkway Board.

Quorum at Shareholder Meetings

Grayson’s bylaws provide that the holders of a majority of the shares entitled to vote being present in person or by proxy shall constitute a quorum.	Cardinal’s bylaws provide that the holders of a majority of the shares entitled to vote being present in person or by proxy shall constitute a quorum.	Parkway’s bylaws provide that the holders of a majority of the shares entitled to vote being present in person or by proxy shall constitute a quorum.

Special Meetings of Shareholders

Under Grayson’s bylaws, only the Chairman of the Board, the President, or a majority of the Grayson Board may call special meetings of shareholders. Shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.	Under Cardinal’s bylaws, special meetings of shareholders may be called by the Chairman of the Board, the President or by a majority of the Cardinal Board. Shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.	Under Parkway’s bylaws, only the Chairman of the Board, the President, or a majority of the Parkway Board may call special meetings of shareholders. Shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting

Limitations on Liability of Directors and Officers

Grayson’s articles of incorporation provide that to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, they will not be liable to Grayson or its shareholders for any money damages. Virginia law currently does not permit any limitation of liability if a director engages in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.	Cardinal’s articles of incorporation provide that to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, they will not be liable to Cardinal or its shareholders for any money damages. Virginia law currently does not permit any limitation of liability if a director engages in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.	Parkway’s articles of incorporation provide that to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, they will not be liable to Parkway or its shareholders. Virginia law currently does not permit any limitation of liability if a director engages in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Exclusive Forum

Neither Grayson’s articles of incorporation nor Grayson’s bylaws provide for an exclusive forum.	Neither Cardinal’s articles of incorporation nor Cardinal’s bylaws provide for an exclusive forum.	Parkway’s bylaws provides that a circuit court or a federal district court with jurisdiction over the County of Grayson, Virginia shall be the sole and exclusive forum for (i) any derivative action brought on behalf of Parkway; (ii) any action for breach of duty to Parkway or Parkway’s shareholders by any current or former officer or director of Parkway; or (iii) any action against Parkway or any current or former officer or director of Parkway arising pursuant to the Virginia Stock Corporation Act or Parkway’s articles of incorporation or bylaws.

Indemnification of Directors and Officers

Grayson’s articles of incorporation require it to indemnify any director or officer who is made a party to any proceeding because he or she was or is a director or officer of Grayson against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Grayson’s articles of incorporation also provide that Grayson may, but is not obligated to, indemnify its other employees or agents. The Grayson Board may, by a majority vote of disinterested directors, cause Grayson to contract in advance to indemnify any person who is or was serving at its written request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether or not Grayson would have power to indemnify such person under its articles of incorporation. Grayson’s articles of incorporation also require Grayson to pay reasonable expenses incurred by a director or officer in a proceeding in advance of the final disposition of any such proceeding, provided that the indemnified person undertakes to repay Grayson if it is ultimately determined that such person was not entitled to indemnification. Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.	Cardinal’s articles of incorporation require it to indemnify any director or officer who is made a party to any proceeding because he or she was or is a director or officer of Cardinal against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Cardinal’s articles of incorporation also provide that Cardinal may, but is not obligated to, indemnify its other employees or agents. Cardinal’s articles of incorporation also state that Cardinal may pay reasonable expenses incurred by a director or officer in a proceeding in advance of the final disposition of any such proceeding, provided that the indemnified person submits a written statement of his belief that he has discharged his duties in good faith and that he believes his conduct was in Cardinal’s best interests, and that in the case of a criminal proceeding that he had no reasonable cause to believe his conduct was unlawful, and he executes an agreement promising to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification under the articles or law. Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.	Parkway’s articles of incorporation require, to the fullest extent permitted by Virginia law, Parkway to indemnify any director who is made a party to any proceeding because he or she is or was a director of Parkway against any liability, including reasonable expenses and legal fees incurred in the proceeding. Parkway’s articles of incorporation also provide that Parkway may, but is not obligated to, indemnify its employees or agents. The Parkway Board may, by a majority vote of disinterested directors, cause Parkway to contract in advance to indemnify any person who is not a director or employee who was or is a party to any proceeding by reason of the fact that he or she is or was an employee or agent of Parkway, or was serving as the rest of Parkway as a director, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. Parkway’s articles of incorporation also require Parkway to pay reasonable expenses incurred by a director in a proceeding in advance of the final disposition of any such proceeding, provided that the director undertakes to repay Parkway if it is ultimately determined that the director was not entitled to indemnification. Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.

Amendments to Articles of Incorporation and Bylaws

Grayson’s articles of incorporation provide that the affirmative vote of the holders of at least 80% of the voting power of all shares of Grayson outstanding voting together as a single class is required to amend the provision of Article VII (related to directors), Article X (related to certain business combinations), and Article XI (related to bylaws amendments).

Grayson’s bylaws generally may be amended or altered by the Grayson

Cardinal’s articles of incorporation may be amended by the affirmative vote of the holders of at least two-thirds of the voting power of all shares of Cardinal outstanding pursuant to Section 13.1-707 of the Virginia Code.

Cardinal’s bylaws state that they may be amended, altered or repealed at any regular meeting of the Cardinal Board, by a vote of a majority of the whole number of the directors.

Parkway’s articles of incorporation provide that amendments must be approved by a majority of the votes entitled to be cast by each voting group of shareholders entitled to vote and, if such amendments are not approved by at least two-thirds of the Continuing Directors, also by holders of more than two-thirds of the issued and outstanding shares of the common stock (the vote generally required under Virginia law). The term “Continuing Director” means

Board by affirmative vote of a majority of directors unless bylaws adopted by the shareholders provide otherwise. Any bylaws made by the Grayson Board may be altered, amended, or repealed by the Grayson Board or the shareholders.

Notwithstanding the foregoing, the affirmative vote of the holders of at least 80% of the voting power of all shares of Grayson outstanding voting together as a single class is required to amend the provisions of Section 1.4 (notice of shareholder business), Section 2.2 (number, election and terms of, and nominations of, directors), Section 2.4 (newly created directorships and vacancies), Section 2.5 (removal of directors), and Section 2.13 (nominations of director candidates).

Cardinal’s bylaws also state that the bylaws may be amended, altered or replaced by shareholders either by unanimous action without a meeting or by a majority vote of the outstanding shares at a duly called meeting.

(i) any initial director, or (ii) any individual elected to the Parkway Board at an annual meeting of the shareholders more than once, or (iii) any individual elected to fill a vacancy who received the affirmative vote of a majority of the Continuing Directors then on the Parkway Board and thereafter elected to the Parkway Board at an annual meeting of the shareholders.

Parkway’s bylaws generally may be amended or altered by the Parkway Board by affirmative vote of a majority of directors unless bylaws adopted by the shareholders provide otherwise. Any bylaws made by the directors may be altered, amended, or repealed by the Parkway Board or the shareholders.

Votes on Mergers and Similar Transactions

Grayson’s articles of incorporation adopt provisions in lieu of the Affiliated Transactions Statute as described in this joint proxy statement/prospectus in the section entitled, “Description of Parkway Capital Stock – Antitakeover Provisions of Parkway’s Articles of Incorporation, Bylaws and Virginia Law – Virginia Antitakeover Statutes,” beginning on page [●]. These provisions require the approval of 80% of the voting power of the then outstanding shares of capital stock of Grayson entitled to vote generally in the election of directors for certain Business Combinations (as that term is defined in Grayson’s articles of incorporation) with Interested Shareholders (as that term is defined in Grayson’s articles of incorporation).

Cardinal’s articles of incorporation do not alter the voting requirements of Section 13.1-718 of the Virginia Code.

A merger must be authorized by each voting group entitled to vote on the plan of merger by more than two-thirds of all the votes entitled to be cast by that voting group.

Parkway’s articles of incorporation provide that any merger or share exchange or any sale, lease, exchange, or other disposition of all or substantially all of Parkway’s assets otherwise than in the usual and regular course of business must be approved by a majority of the votes entitled to be cast by each voting group of shareholders entitled to vote and, if such transaction is not approved by at least two-thirds of the Continuing Directors, also by holders of more than two-thirds of the issued and outstanding shares of the common stock (the vote generally required under Virginia law).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF GRAYSON

The following table sets forth information as of March 7, 2016 regarding the number of shares of Grayson common stock beneficially owned by each director, each executive officer and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the director or executive officer living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Amount and Nature of Beneficial Ownership(1)

Name of Beneficial Owner	Shares of Grayson Common Stock		Percent of Class
Directors and Executive Officers:
Jacky K. Anderson	7,021	(2)	*
Bryan L. Edwards	1,600		*
Theresa S. Lazo	11,875	(3)	*
Carl J. Richardson	18,025	(4)	1.05%
J. David Vaughan	5,053	(5)	*
Thomas M. Jackson, Jr.	5,986		*
Jack E. Guynn, Jr.	2,400		*
J. Allan Funk	3,950		*
Blake M. Edwards, Jr.	600		*
Rodney H. Halsey	1,600	(6)	*
Rebecca M. Melton	2,988	(7)	*
All of Grayson’s directors and executive officers as a group (11 individuals)	61,098		3.55%

(1)	Based on 1,718,968 shares of Grayson common stock outstanding as of March 7, 2016.
(2)	Shares are held jointly with children and former spouse.
(3)	Includes 1,656 shares owned jointly with her spouse and 750 shares owned by her spouse.
(4)	Includes 10,275 shares owned jointly with his spouse.
(5)	Includes 1,198 shares owned by his spouse and 868 shares owned by his children.
(6)	Includes 1,400 shares owned jointly with his spouse.
(7)	Shares are held jointly with spouse.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF

CARDINAL

The following table sets forth information as of March 7, 2016 regarding the number of shares of Cardinal common stock beneficially owned by each director, each executive officer and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the director or executive officer living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Amount and Nature of Beneficial Ownership(1)

Name of Beneficial Owner	Shares of Cardinal Common Stock		Percent of Class
Directors and Executive Officers:
Dr. J. Howard Conduff, Jr.	96,475	(2)	6.28%
T. Mauyer Gallimore	6,270	(3)	*
R. Devereux Jarratt	29,744	(4)	1.94%
James W. Shortt	1,890	(5)	*
Mark A. Smith	378		*
J. Alan Dickerson.	40		*
Mary D. Tabor.	100		*
Betty A. Whitlock	1,909		*
All of Cardinal’s directors and executive officers as a group (8 individuals)	136,806		8.91%

*	Represents less than 1% of outstanding common stock
(1)	Based on 1,535,733 shares of Cardinal common stock outstanding as of March 7, 2016.
(2)	Includes 3,691 shares owned by Dr. Conduff’s spouse and 6,383 shares owned by his sons.
(3)	Includes 5,770 shares owned jointly by Mr. Gallimore and his spouse.
(4)	Includes 1,320 shares owned by Mr. Jarratt’s spouse.
(5)	Includes 915 shares owned by James W. Shortt & Associates, P.C.

EXPERTS

The consolidated financial statements of Grayson and its subsidiaries at December 31, 2015 and 2014, and for the years then ended, were audited by Elliott Davis Decosimo, PLLC, an independent registered public accounting firm, and have been so included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Cardinal and its subsidiaries at December 31, 2015, and for the year then ended, were audited by Brown Edwards & Company, L.L.P., an independent auditor, and have been so included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Cardinal and its subsidiaries at December 31, 2014 and 2013, and for the years then ended, were audited by Yount, Hyde & Barbour, P.C., an independent auditor, and have been so included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Parkway common stock to be issued in connection with the merger will be passed upon by Williams Mullen, who will also opine as to the material federal income tax consequences of the merger on behalf of Grayson. Gentry Locke will opine as to the material federal income tax consequences of the merger on behalf of Cardinal.

SUBMISSION OF FUTURE PARKWAY SHAREHOLDER PROPOSALS

If the merger is completed, Cardinal and Grayson will merge with and into Parkway, and there will not be any future meetings of Cardinal or Grayson shareholders. In addition, if the merger is completed, Cardinal and Grayson shareholders will become Parkway shareholders. It is presently anticipated that the 2017 Annual Meeting of the Parkway shareholders will be held on May 9, 2017. In order for a shareholder to bring business before Parkway’s 2017 annual meeting, written notice of his or her proposal must be received by the Secretary of Parkway at Parkway’s corporate office no later than March 10, 2017, and meet all other applicable requirements set forth in Parkway’s bylaws.

If, however, the merger is not completed or if Grayson or Cardinal is otherwise required to do so under applicable law, Grayson, Cardinal or both will hold 2016 annual meeting of shareholders. Any shareholder nominations or proposals for other business intended to be presented at Grayson’s or Cardinal’s next annual meeting must be submitted to Grayson or Cardinal, as applicable, as set forth below.

Grayson’s bylaws prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by Grayson not less than 60 days nor more than 90 days prior to the date of the 2016 annual meeting of shareholders. Based upon an anticipated date of the 2016 annual meeting of shareholders if the merger is not completed, Grayson must receive any notice of nomination or other business no later than March 11, 2016 and no earlier than February 10, 2016. Notice of a nomination for director must describe various matters relating to the nominee and the shareholder giving the notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefor and other specified matters.

Cardinal’s bylaws prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings. For an eligible shareholder to present a proposal at the 2016 annual meeting of shareholders and would like to have such proposal included in the proxy statement and form of proxy relating to that meeting, such proposal must be received by Cardinal at its principal office, 101 Jacksonville Circle, P.O. Box 215, Floyd, Virginia 24091, Attn: Corporate Secretary, by certified mail, return receipt requested, on or before the date that is 120 days prior to the mailing date of the proxy of the previous year’s annual meeting. Otherwise such proposal will not be considered for inclusion in Cardinal’s proxy statement and form of proxy for such meeting. Only proposals that are proper for shareholder action and otherwise appropriate may be included in Cardinal’s proxy statement and form of proxy.

For proposals to be raised at the 2016 annual meeting of shareholders and included in the proxy statement and proxy, such proposal must have been received by Cardinal at its principal office on or before November 30, 2015.

WHERE YOU CAN FIND MORE INFORMATION

Parkway has filed a registration statement with the SEC under the Securities Act that registers the shares of Parkway common stock to be issued in the merger to Grayson and Cardinal shareholders and includes this joint proxy statement/prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Parkway and its common stock, Grayson, Cardinal and the combined company. The rules and regulations of the SEC allow Parkway to omit some information included in the registration statement from this joint proxy statement/prospectus.

The SEC maintains a website that contains information about issuers, like Parkway, that file electronically with the SEC. The address of that site is http://www.sec.gov. Grayson’s website is www.graysonnationalbank.com. The information on Grayson’s website is not a part of this joint proxy statement/prospectus. Cardinal’s website is www.bankoffloyd.com. The information on Cardinal’s website is not part of this joint proxy statement/prospectus.

Additional information about Grayson may be obtained by contacting Blake M. Edwards, Jr., Chief Financial Officer, 113 W. Main Street, Independence, Virginia 24348, at (276) 773-2811, and additional information about Cardinal may be obtained by contacting Mark A. Smith, Interim President and Chief Executive Officer, 101 Jacksonville Circle, Floyd, Virginia 24091, at (540) 745-4191. To obtain timely delivery, you must request the information no later than [●], 2016. In addition, financial information about Grayson and Cardinal is available through financial reports that they file with their regulators on a quarterly basis. This information is available through the website maintained by the Federal Financial Institutions Examination Council at http://www.ffiec.gov. The information on, or that can be accessed through, the Federal Financial Institutions Examination Council’s website is not part of, and is not incorporated into, this joint proxy statement/prospectus.

Grayson has supplied all information contained in this joint proxy statement/prospectus relating to Grayson, Parkway has supplied all such information related to Parkway, and Cardinal has supplied all such information relating to Cardinal.

You should rely only on the information contained in this prospectus relating to the offered securities. We have not authorized anyone to provide you with different information. We are not offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information which appears in this prospectus is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Grayson Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Grayson Bankshares, Inc. and subsidiary (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grayson Bankshares, Inc. and subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Elliott Davis Decosimo, PLLC

Charlotte, North Carolina
March 8, 2016

Elliott Davis Decosimo PLLC | www.elliottdavis.com

Consolidated Balance Sheets

December 31, 2015 and 2014

	2015	2014
Assets

Cash and due from banks	$5,678,084	$7,114,650
Interest-bearing deposits with banks	50,815	450,714
Federal funds sold	2,325,492	7,008,320
Investment securities available for sale	56,050,084	69,036,989
Restricted equity securities	972,400	970,900
Loans, net of allowance for loan losses of $3,417,694 in 2015 and $4,185,478 in 2014	237,798,003	218,805,070
Cash value of life insurance	9,977,737	9,688,122
Foreclosed assets	408,211	657,265
Property and equipment, net	11,755,664	12,081,472
Accrued interest receivable	1,293,209	1,327,663
Other assets	5,449,987	5,922,962

	$331,759,686	$333,064,127

Liabilities and Stockholders’ Equity

Liabilities
Deposits
Noninterest-bearing	$80,592,941	$68,441,390
Interest-bearing	199,282,540	213,694,435

Total deposits	279,875,481	282,135,825

Long-term debt	20,000,000	20,000,000
Accrued interest payable	169,283	181,163
Other liabilities	1,058,741	778,817

	301,103,505	303,095,805

Commitments and contingencies (Note 15)

Stockholders’ equity
Preferred stock, $25 par value; 500,000 shares authorized; none issued	—	—
Common stock, $1.25 par value; 2,000,000 shares authorized; 1,718,968 shares issued	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	28,709,067	27,883,815
Accumulated other comprehensive loss	(723,221)	(585,828)

	30,656,181	29,968,322

	$331,759,686	$333,064,127

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2015 and 2014

	2015	2014
Interest income
Loans and fees on loans	$11,189,285	$11,285,599
Interest-bearing deposits in banks	1,093	253
Federal funds sold	18,437	20,234
Investment securities:
Taxable	1,474,726	1,667,450
Exempt from federal income tax	20,171	22,174

	12,703,712	12,995,710

Interest expense
Deposits	1,352,075	1,725,412
Interest on borrowings	874,176	874,175

	2,226,251	2,599,587

Net interest income	10,477,461	10,396,123

Provision for (reduction of) loan losses	(187,130)	293,696

Net interest income after provision for loan losses	10,664,591	10,102,427

Noninterest income
Service charges on deposit accounts	1,008,358	1,122,990
Other service charges and fees	1,050,771	1,084,928
Net realized gains on securities	97,286	407,619
Mortgage loan origination fees	44,821	22,759
Increase in cash value of life insurance	289,615	296,617
Other income	20,241	25,640

	2,511,092	2,960,553

Noninterest expense
Salaries and employee benefits	6,557,935	6,318,937
Occupancy expense	612,959	634,411
Equipment expense	536,364	558,685
Foreclosed assets expense	14,060	970,789
Data processing expense	560,830	412,256
FDIC assessments	301,800	439,649
Advertising	222,646	231,153
ATM expense	225,637	317,828
Bank franchise tax	171,961	163,359
Directors fees	172,890	176,655
Merger related expense	497,915	—
Other expense	1,705,256	1,678,268

	11,580,253	11,901,990

Income before income taxes	1,595,430	1,160,990

Income tax expense	598,281	294,587

Net income	$997,149	$866,403

Basic earnings per share	$.58	$.50

Weighted average shares outstanding	1,718,968	1,718,968

Dividends declared per share	$.10	$—

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015 and 2014

	2015	2014
Net income	$997,149	$866,403

Other comprehensive income (loss)

Net change in pension reserve:
Change in pension reserve during the year	(307,155)	(1,254,086)
Tax related to change in pension reserve	104,433	426,389

Unrealized gains on investment securities available for sale:
Unrealized gains arising during the year	196,269	3,058,101
Tax related to unrealized losses	(66,731)	(1,039,754)
Reclassification of net realized gains during the year	(97,286)	(388,166)
Tax related to realized gains	33,077	131,976

Total other comprehensive income (loss)	(137,393)	934,460

Total comprehensive income	$859,756	$1,800,863

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2015 and 2014

				Retained Earnings	Accumulated Other Comprehensive Loss	Total

	Common Stock
	Shares	Amount	Surplus
Balance, December 31, 2013	1,718,968	$2,148,710	$521,625	$27,017,412	$(1,520,288)	$28,167,459
Net income	—	—	—	866,403	—	866,403
Other comprehensive income	—	—	—	—	934,460	934,460

Balance, December 31, 2014	1,718,968	2,148,710	521,625	27,883,815	(585,828)	29,968,322
Net income	—	—	—	997,149	—	997,149
Other comprehensive income	—	—	—	—	(137,393)	(137,393)
Dividends paid ($.10 per share)	—	—	—	(171,897)	—	(171,897)

Balance, December 31, 2015	1,718,968	$2,148,710	$521,625	$28,709,067	$(723,221)	$30,656,181

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities
Net income	$997,149	$866,403
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	604,378	603,474
Provision for (reduction of) loan losses	(187,130)	293,696
Deferred income taxes	590,271	294,089
Net realized gain on securities	(97,286)	(407,619)
Accretion of discount on securities, net of amortization of premiums	495,591	401,738
Deferred compensation	(1,699)	(24,251)
Net realized (gain) loss on foreclosed assets	(74,620)	785,288
Changes in assets and liabilities:
Cash value of life insurance	(289,615)	(296,617)
Accrued interest receivable	34,454	40,020
Other assets	(46,517)	(394,033)
Accrued interest payable	(11,880)	(5,646)
Other liabilities	(25,532)	73,030

Net cash provided by operating activities	1,987,564	2,229,572

Cash flows from investing activities
Activity in available for sale securities:
Purchases	(22,846,816)	(19,319,926)
Sales	24,274,418	21,253,508
Maturities/Calls/Paydowns	11,259,981	1,925,391
Activity in held to maturity securities:
Sales	—	183,750
(Purchases) sales of restricted equity securities	(1,500)	105,100
Net increase in loans	(19,446,345)	(12,163,640)
Proceeds from the sale of loans	100,000	—
Proceeds from the sale of foreclosed assets	864,216	926,727
Purchases of property and equipment, net of sales	(278,570)	(589,678)

Net cash used in investing activities	(6,074,616)	(7,678,768)

Cash flows from financing activities
Net decrease in deposits	(2,260,344)	(240,545)
Dividends paid	(171,897)	—

Net cash used in financing activities	(2,432,241)	(240,545)

Net decrease in cash and cash equivalents	(6,519,293)	(5,689,741)

Cash and cash equivalents, beginning	14,573,684	20,263,425

Cash and cash equivalents, ending	$8,054,391	$14,573,684

Supplemental disclosure of cash flow information
Interest paid	$2,238,131	$2,605,233

Taxes paid	$—	$36,000

Supplemental disclosure of noncash investing activities
Effect on equity of change in net unrealized gain on available for sale securities	$65,329	$1,762,157

Effect on equity of change in unfunded pension liability	$(202,722)	$(827,697)

Transfers of loans to foreclosed properties	$540,542	$172,265

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992.

The Grayson National Bank was organized under the laws of the United States in 1900 and currently serves Grayson County, Virginia and surrounding areas through ten full-service banking offices and one loan production office. As an FDIC insured, National Banking Association, the Bank is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Grayson and Cardinal Merger

On November 6, 2015, Grayson Bankshares, Inc. (“Grayson”), Cardinal Bankshares Corporation (“Cardinal”) and Parkway Acquisition Corp. (“Parkway”), entered into an Agreement and Plan of Merger (the “merger agreement”), that provides for the combination of the three companies. Under the merger agreement, Grayson and Cardinal will merge with and into Parkway, with Parkway as the surviving corporation (the “merger”). Following the merger, the Bank of Floyd (subsidiary of Cardinal) will merge with and into Grayson National Bank, with Grayson National Bank as the surviving bank (the “bank merger” and collectively, with the merger, the “mergers”). In the merger, each share of Grayson common stock will be converted into the right to receive 1.76 shares of Parkway common stock, and each share of Cardinal common stock will be converted into the right to receive 1.30 shares of Parkway common stock. In lieu of fractional shares, Parkway will issue cash to holders of Grayson common stock and Cardinal common stock, on the basis of $10.45 per share of Parkway common stock.

The merger is currently expected to close in the second quarter of 2016. Neither Grayson nor Cardinal can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approval will be received. Each of the Grayson Board and the Cardinal Board has unanimously determined that the merger is fair and in the best interest of its respective shareholders and recommends that its shareholders vote for their respective proposals.

Critical Accounting Policies

Management believes the policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and the Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank’s loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank’s allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

The Company seeks strategies that minimize the tax effect of implementing their business strategies. As such, judgments are made regarding the ultimate consequence of long-term tax planning strategies, including the likelihood of future recognition of deferred tax benefits. The Company’s tax returns are subject to examination by both Federal and State authorities. Such examinations may result in the assessment of additional taxes, interest and penalties. As a result, the ultimate outcome, and the corresponding financial statement impact, can be difficult to predict with accuracy.

Accounting for pension benefits, costs and related liabilities are developed using actuarial valuations. These valuations include key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension costs may occur in the future due to changes in these assumptions.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and amounts due from banks (including cash items in process of collection), interest-bearing deposits with banks and federal funds sold.

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of accumulated other comprehensive income. Realized gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual held to maturity and available for sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination costs are capitalized and recognized as an adjustment to yield over the life of the related loan.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable, continued

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Payments received are first applied to principal, and any remaining funds are then applied to interest. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance, or portion there of, is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component is calculated on an individual basis for larger-balance, non-homogeneous loans, which are considered impaired. A specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. The specific component of the allowance for smaller- balance loans whose terms have been modified in a troubled debt restructuring (TDR) is calculated on a pooled basis considering historical experience adjusted for qualitative factors. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for all loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Troubled Debt Restructurings

Under GAAP, the Bank is required to account for certain loan modifications or restructurings as “troubled debt restructurings” or “troubled debt restructured loans.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Bank for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Bank would not otherwise consider. Debt restructuring or loan modifications for a borrower do not necessarily always constitute a troubled debt restructuring, however, and troubled debt restructurings do not necessarily result in non-accrual loans. Troubled debt restructured loans are maintained in nonaccrual status until they have been performing in accordance with modified terms for a period of at least six months.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Foreclosed Assets

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in foreclosure expense on the consolidated statements of income (loss).

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. Effective December 31, 2012, the pension plan was amended to freeze benefit accruals for all eligible employees.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Income Taxes, continued

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years presented is not material.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan which are also recognized as separate components of equity. The accumulated balances related to each component of other comprehensive income (loss) are as follows:

	Unrealized Gains And Losses On Available for Sale Securities	Defined Benefit Pension Items	Total
Balance, December 31, 2013	$(1,943,233)	$422,945	$(1,520,288)
Other comprehensive income (loss) before reclassifications	2,018,347	(827,697)	1,190,650
Amounts reclassified from accumulated other comprehensive income (loss)	(256,190)	—	(256,190)

Balance December 31, 2014	(181,076)	(404,752)	(585,828)
Other comprehensive income (loss) before reclassifications	129,538	(202,722)	(73,184)
Amounts reclassified from accumulated other comprehensive loss	(64,209)	—	(64,209)

Balance December 31, 2015	$(115,747)	$(607,474)	$(723,221)

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under line of credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 11. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassification

Certain reclassifications have been made to the prior years’ financial statements to place them on a comparable basis with the current presentation. Net loss and stockholders’ equity previously reported were not affected by these reclassifications.

Recent Accounting Pronouncements

The following accounting standards may affect the future financial reporting by the Company:

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for annual periods beginning after December 15, 2017, and interim periods within annual reporting periods beginning after December 15, 2018. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In January 2015, the FASB issued guidance to eliminate from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both (1) unusual in nature and (2) infrequently occurring. Under the new guidance, an entity will no longer (1) segregate an extraordinary item from the results of ordinary operations; (2) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or (3) disclose income taxes and earnings-per-share data applicable to an extraordinary item. The amendments will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company will apply the guidance prospectively. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In February 2015, the FASB issued guidance which amends the consolidation requirements and significantly changes the consolidation analysis required under U.S. GAAP. Although the amendments are expected to result in the deconsolidation of many entities, the Company will need to reevaluate all its previous consolidation conclusions. The amendments will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted (including during an interim period), provided that the guidance is applied as of the beginning of the annual period containing the adoption date. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In April 2015, the FASB issued guidance which provides a practical expedient that permits the Company to measure defined benefit plan assets and obligations using the month-end that is closest to the Company’s fiscal year-end. The amendments will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In June 2015, the FASB issued amendments to clarify the Accounting Standards Codification (ASC), correct unintended application of guidance, and make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments were effective upon issuance (June 12, 2015) for amendments that do not have transition guidance. Amendments that are subject to transition guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In August 2015, the FASB issued amendments to the Interest topic of the Accounting Standards Codification to clarify the SEC staff’s position on presenting and measuring debt issuance costs incurred in connection with line-of-credit arrangements. The amendments were effective upon issuance. The Company does not expect these amendments to have a material effect on its financial statements.

In August 2015, the FASB deferred the effective date of ASU 2014-09, Revenue from Contracts with Customers. As a result of the deferral, the guidance in ASU 2014-09 will be effective for the Company for reposting periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In November 2015, the FASB amended the Income Taxes topic of the Accounting Standards Codification to simplify the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments will be effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted as of the beginning of an interim or annual reporting period. The Company will apply the guidance prospectively. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In January 2016, the FASB amended the Financial Instruments topic of the Accounting Standards Codification to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values will be applied prospectively to equity investments that exist as of the date of adoption of the amendments. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Notes to Consolidated Financial Statements

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $2,532,000 and $2,492,000 for the periods including December 31, 2015 and 2014, respectively.

Note 3. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values at December 31 follow:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2015
Available for sale:
U.S. Treasury securities	$1,533,582	$—	$18,462	$1,515,120
U.S. Government agency securities	3,056	527	—	3,583
Government sponsored enterprises	15,327,104	83,558	101,062	15,309,600
Mortgage-backed securities	13,594,788	10,600	92,727	13,512,661
Asset-backed securities	1,989,463	—	—	1,989,463
Corporate securities	3,104,090	—	130,140	2,973,950
State and municipal securities	20,673,376	176,478	104,147	20,745,707

	$56,225,459	$271,163	$446,538	$56,050,084

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2014
Available for sale:
U.S. Government agency securities	$1,663,927	$562	$15,512	$1,648,977
Government sponsored enterprises	15,596,045	79,518	189,034	15,486,529
Mortgage-backed securities	22,432,824	69,337	231,832	22,270,329
Asset-backed securities	4,989,132	—	—	4,989,132
Corporate securities	2,151,137	2,229	18,486	2,134,880
State and municipal securities	22,478,282	214,502	185,642	22,507,142

	$69,311,347	$366,148	$640,506	$69,036,989

Restricted equity securities were $972,400 and $970,900 at December 31, 2015 and 2014, respectively. Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta (FHLB), Community Bankers Bank, Pacific Coast Bankers Bank, and the Federal Reserve Bank of Richmond, all of which are carried at cost. All of these entities are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow money. The Bank is required to hold that stock so long as it borrows from the FHLB. The Federal Reserve requires Banks to purchase stock as a condition for membership in the Federal Reserve system. The Bank’s stock in Community Bankers Bank and Pacific Coast Bankers Bank is restricted only in the fact that the stock may only be repurchased by the respective banks.

Notes to Consolidated Financial Statements

Note 3. Investment Securities, continued

The following tables details unrealized losses and related fair values in the Company’s held to maturity and available for sale investment securities portfolios. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2015 and 2014.

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
2015
Available for sale:
U.S. Treasury securities	$1,515,121	$18,462	$—	$—	$1,515,121	$18,462
Government sponsored enterprises	897,250	15,730	3,910,300	85,332	4,807,550	101,062
Mortgage-backed securities	9,356,885	68,177	782,159	24,550	10,139,044	92,727
Corporate securities	2,973,950	130,140	—	—	2,973,950	130,140
State and municipal securities	5,512,304	51,798	2,029,878	52,349	7,542,182	104,147

Total securities available for sale	$20,255,510	$284,307	$6,722,337	$162,231	$26,977,847	$446,538

2014
Available for sale:
U.S. Government agency securities	$—	$—	$1,644,859	$15,512	$1,644,859	$15,512
Government sponsored enterprises	—	—	9,057,811	189,034	9,057,811	189,034
Mortgage-backed securities	8,182,943	75,008	8,579,817	156,824	16,762,760	231,832
Corporate securities	—	—	1,627,815	18,486	1,627,815	18,486
State and municipal securities	8,179,334	137,622	2,577,494	48,020	10,756,828	185,642

Total securities available for sale	$16,362,277	$212,630	$23,487,796	$427,876	$39,850,073	$640,506

At December 31, 2015, debt securities with unrealized losses had depreciated 1.63 percent from their amortized cost basis. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, and the financial condition and near-term prospects of the issuer. The relative significance of these and other factors will vary on a case by case basis. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, the results of reviews of the issuer’s financial condition and the issuer’s anticipated ability to pay the contractual cash flows of the investments. Since the Company intends to hold all of its investment securities until maturity, and it is more likely than not that the Company will not have to sell any of its investment securities before unrealized losses have been recovered, and the Company expects to recover the entire amount of the amortized cost basis of all its securities, none of the securities are deemed other than temporarily impaired at December 31, 2015. Management continues to monitor all of these securities with a high degree of scrutiny. There can be no assurance that the Company will not conclude in future periods that conditions existing at that time indicate some or all of these securities are other than temporarily impaired, which could require a charge to earnings in such periods.

Investment securities with amortized cost of approximately $22,272,608 and $20,799,265 at December 31, 2015 and 2014, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law. Proceeds from the sales of investment securities available for sale were $24,274,418 and $21,253,508 for the year ended December 31, 2015 and 2014, respectively. Gross realized gains and losses for the years ended December 31 are as follows:

	2015	2014
Realized gains	$213,309	$492,344
Realized losses	(116,023)	(84,725)

	$97,286	$407,619

Notes to Consolidated Financial Statements

Note 3. Investment Securities, continued

During 2014, one municipal security classified as held to maturity was sold. The amortized cost of the security was $164,298 and sales proceeds totaled $183,750, resulting in a gain of $19,452. This security was the only security remaining in the Bank’s held to maturity portfolio as other issues had previously been called or matured. Management sold the security in order to eliminate separate accounting and reporting requirements for a single security. There were no securities transferred between the available for sale and held to maturity portfolios or other sales of held to maturity securities during the periods presented. In the future management may elect to classify securities as held to maturity based upon such considerations as the nature of the security, the Bank’s ability to hold the security until maturity, and general economic conditions.

The scheduled maturities of securities available for sale at December 31, 2015, were as follows:

	Amortized	Fair
	Cost	Value
Due in one year or less	$—	$—
Due after one year through five years	5,904,497	5,851,541
Due after five years through ten years	30,829,480	30,655,769
Due after ten years	19,491,482	19,542,774

	$56,225,459	$56,050,084

Maturities of mortgage backed securities are based on contractual amounts. Actual maturity will vary as loans underlying the securities are prepaid.

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2015 and 2014 are as follows:

	2015	2014
Commercial & agricultural	$12,781,570	$10,291,909
Commercial mortgage	52,463,289	43,046,151
Construction & development	14,492,727	17,157,535
Farmland	31,512,381	28,570,151
Residential	124,983,769	119,125,079
Consumer & other	4,981,961	4,799,723

Total loans	241,215,697	222,990,548
Allowance for loan losses	(3,417,694)	(4,185,478)

Loans, net of allowance for loan losses	$237,798,003	$218,805,070

As of December 31, 2015 and 2014, substantially all of the Bank’s residential 1-4 family loans were pledged as collateral toward borrowings with the Federal Home Loan Bank. The Bank had one loan with a balance of $100,000 at December 31, 2014 which was classified as held for sale. This loan was sold in 2015 for $100,000. The balance of this loan is included in the construction & development category as of December 31, 2014.

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans

The allowance for loan losses is maintained at a level believed to be sufficient to provide for estimated loan losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management’s comprehensive analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the amount and composition of the loan portfolio, delinquency levels, actual loss experience, current economic conditions, and detailed analysis of individual loans for which the full collectability may not be assured. The detailed analysis includes methods to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific and general components. The specific component is calculated on an individual basis for larger-balance, non-homogeneous loans, which are considered impaired. A specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. The specific component of the allowance for smaller-balance loans whose terms have been modified in a troubled debt restructuring (TDR) is calculated on a pooled basis considering historical experience adjusted for qualitative factors. These smaller-balance TDRs were collectively evaluated for impairment. The general component covers the remaining loan portfolio, and is based on historical loss experience adjusted for qualitative factors. The appropriateness of the allowance for loan losses on loans is estimated based upon these factors and trends identified by management at the time financial statements are prepared.

A provision for loan losses is charged against operations and is added to the allowance for loan losses based on quarterly comprehensive analyses of the loan portfolio. The allowance for loan losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for loan losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

An analysis of the allowance for loan losses as of December 31 follows:

	2015	2014
Balance, beginning	$4,185,478	$4,590,908
Provision charged to (reduction of) expense	(187,130)	293,696
Recoveries of amounts charged off	106,211	247,990
Amounts charged off	(686,865)	(947,116)

Balance, ending	$3,417,694	$4,185,478

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

The following table presents activity in the allowance by loan category and information on the loans evaluated individually for impairment and collectively evaluated for impairment as of December 31, 2015 and December 31, 2014:

Allowance for Loan Losses and Recorded Investment in Loans

	Commercial		Construction
	&	Commercial	&			Consumer
	Agricultural	Mortgage	Development	Farmland	Residential	& Other	Total
December 31, 2015
Allowance for loan losses:
Beginning Balance	$154,040	$728,509	$591,116	$613,009	$2,046,935	$51,869	$4,185,478
Charge-offs	(571)	(4,345)	(186,040)	—	(466,246)	(29,663)	(686,865)
Recoveries	10,168	—	15,986	—	23,287	56,770	106,211
Provision	(27,879)	(146,027)	(77,344)	(178,359)	283,243	(40,764)	(187,130)

Ending Balance	$135,758	$578,137	$343,718	$434,650	$1,887,219	$38,212	$3,417,694

Ending balance: individually evaluated for impairment	$—	$—	$—	$68,784	$205,230	$—	$274,014

Ending balance: collectively evaluated for impairment	$135,758	$578,137	$343,718	$365,866	$1,681,989	$38,212	$3,143,680

Loans outstanding:
Ending balance	$12,781,570	$52,463,289	$14,492,727	$31,512,381	$124,983,769	$4,981,961	$241,215,697

Ending balance: individually evaluated for impairment	$—	$—	$878,550	$2,287,830	$1,909,633	$—	$5,076,013

Ending balance: collectively evaluated for impairment	$12,781,570	$52,463,289	$13,614,177	$29,224,551	$123,074,136	$4,981,961	$236,139,684

December 31, 2014
Allowance for loan losses:
Beginning Balance	$201,117	$957,215	$468,082	$539,499	$2,328,666	$96,329	$4,590,908
Charge-offs	(77,603)	(92,024)	(267,647)	(213,183)	(293,075)	(3,584)	(947,116)
Recoveries	14,830	157	17,106	115,086	69,289	31,522	247,990
Provision	15,696	(136,839)	373,575	171,607	(57,945)	(72,398)	293,696

Ending Balance	$154,040	$728,509	$591,116	$613,009	$2,046,935	$51,869	$4,185,478

Ending balance: individually evaluated for impairment	$—	$65,705	$100,000	$203,159	$349,407	$—	$718,271

Ending balance: collectively evaluated for impairment	$154,040	$662,804	$491,116	$409,850	$1,697,528	$51,869	$3,467,207

Loans outstanding:
Ending balance	$10,291,909	$43,046,151	$17,157,535	$28,570,151	$119,125,079	$4,799,723	$222,990,548

Ending balance: individually evaluated for impairment	$20,725	$1,016,914	$1,581,053	$3,546,176	$5,751,731	$—	$11,916,599

Ending balance: collectively evaluated for impairment	$10,271,184	$42,029,237	$15,576,482	$25,023,975	$113,373,348	$4,799,723	$211,073,949

As of December 31, 2015 and December 31, 2014, the Bank had no unallocated reserves included in the allowance for loan losses.

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Management closely monitors the quality of the loan portfolio and has established a loan review process designed to help grade the quality of the Bank’s loan portfolio. The Bank’s loan ratings coincide with the “Substandard,” “Doubtful” and “Loss” classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard assets include those characterized by the distinct possibility that the insured financial institution will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in assets classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectible, and of such little value that its continuance on the books is not warranted. Assets that do not currently expose the insured financial institutions to sufficient risk to warrant classification in one of the aforementioned categories but otherwise possess weaknesses are designated “Special Mention.” Management also maintains a listing of loans designated “Watch”. These loans represent borrowers with declining earnings, strained cash flow, increasing leverage and/or weakening market fundamentals that indicate above average risk. As of December 31, 2015 and December 31, 2014, the Bank had no loans graded “Doubtful” or “Loss” included in the balance of total loans outstanding.

The following table lists the loan grades utilized by the Bank and the corresponding total of outstanding loans in each category as of December 31, 2015 and December 31, 2014:

Credit Risk Profile by Internally Assigned Grades

	Loan Grades
	Pass	Watch	Special Mention	Substandard	Total
December 31, 2015
Real Estate Secured:
1-4 residential construction	$3,267,785	$—	$—	$—	$3,267,785
Land development & other land	9,555,140	418,031	—	1,251,771	11,224,942
Farmland	23,909,653	5,730,801	—	1,871,927	31,512,381
1-4 residential mortgage	86,359,724	9,887,200	29,458	1,603,344	97,879,726
Multifamily	11,991,237	211,298	—	—	12,202,535
Home equity and second mortgage	13,425,038	1,265,436	—	211,034	14,901,508
Commercial mortgage	46,084,801	6,017,653	206,037	154,798	52,463,289
Non-Real Estate Secured:
Commercial & agricultural	11,999,889	781,681	—	—	12,781,570
Civic organizations	107,195	—	—	—	107,195
Consumer-auto	956,278	46,670	—	—	1,002,948
Consumer-other	3,795,462	76,356	—	—	3,871,818

Total	$211,452,202	$24,435,126	$235,495	$5,092,874	$241,215,697

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

	Loan Grades
	Pass	Watch	Special Mention	Substandard	Total
December 31, 2014
Real Estate Secured:
1-4 residential construction	$3,445,685	$120,000	$—	$—	$3,565,685
Land development & other land	9,615,619	1,866,542	85,144	2,024,545	13,591,850
Farmland	21,772,419	3,055,125	634,890	3,107,717	28,570,151
1-4 residential mortgage	82,936,055	9,934,172	362,554	3,101,999	96,334,780
Multifamily	7,123,733	1,482,323	—	—	8,606,056
Home equity and second mortgage	12,714,194	1,257,370	—	212,679	14,184,243
Commercial mortgage	34,078,661	7,561,429	216,445	1,189,616	43,046,151
Non-Real Estate Secured:
Commercial & agricultural	9,005,123	729,664	367,355	189,767	10,291,909
Civic organizations	166,548	—	—	—	166,548
Consumer-auto	831,401	55,563	—	—	886,964
Consumer-other	3,638,685	107,526	—	—	3,746,211

Total	$185,328,123	$26,169,714	$1,666,388	$9,826,323	$222,990,548

Loans may be placed in nonaccrual status when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Payments received are first applied to principal, and any remaining funds are then applied to interest. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof.

The following table presents an age analysis of nonaccrual and past due loans by category as of December 31, 2015 and December 31, 2014:

Analysis of Past Due and Nonaccrual Loans

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total loans	90+ Days Past Due and Still Accruing	Nonaccrual Loans
December 31, 2015
Real Estate Secured:
1-4 residential construction	$—	$—	$—	$—	$3,267,785	$3,267,785	$—	$—
Land development & other land	—	572,825	—	572,825	10,652,117	11,224,942	—	305,726
Farmland	—	42,922	528,532	571,454	30,940,927	31,512,381	—	528,532
1-4 residential mortgage	466,103	26,053	204,360	696,516	97,183,210	97,879,726	—	409,201
Multifamily	—	—	—	—	12,202,535	12,202,535	—	—
Home equity and second mortgage	—	—	203,441	203,441	14,698,067	14,901,508	—	211,034
Commercial mortgage	133,715	156,656	92,843	383,214	52,080,075	52,463,289	—	134,255

Non-Real Estate Secured:
Commercial & agricultural	12,354	—	—	12,354	12,769,216	12,781,570	—	—
Civic organizations	—	—	—	—	107,195	107,195	—	—
Consumer-auto	—	—	—	—	1,002,948	1,002,948	—	—
Consumer-other	—	—	—	—	3,871,818	3,871,818	—	—

Total	$612,172	$798,456	$1,029,176	$2,439,804	$238,775,893	$241,215,697	$—	$1,588,748

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total loans	90+ Days Past Due and Still Accruing	Nonaccrual Loans
December 31, 2014
Real Estate Secured:
1-4 residential construction	$—	$—	$—	$—	$3,565,685	$3,565,685	$—	$—
Commercial construction	—	—	—	—	—	—	—	—
Land development & other land	343,266	123,299	556,414	1,022,979	12,568,871	13,591,850	—	899,680
Farmland	419,695	—	1,039,988	1,459,683	27,110,468	28,570,151	—	1,569,684
1-4 residential mortgage	337,792	282,925	935,643	1,556,360	94,778,420	96,334,780	—	1,418,337
Multifamily	—	—	—	—	8,606,056	8,606,056	—	—
Home equity and second mortgage	53,301	—	154,286	207,587	13,976,656	14,184,243	—	189,044
Commercial mortgage	221,167	—	226,565	447,732	42,598,419	43,046,151	—	399,241
Non-Real Estate Secured:
Commercial & agricultural	30,000	—	22,132	52,132	10,239,777	10,291,909	—	131,976
Financial institutions	—	—	—	—	—	—	—	—
Civic organizations	—	—	—	—	166,548	166,548	—	—
Consumer-auto	—	—	—	—	886,964	886,964	—	—
Consumer-other	—	—	—	—	3,746,211	3,746,211	—	—

Total	$1,405,221	$406,224	$2,935,028	$4,746,473	$218,244,075	$222,990,548	$—	$4,607,962

A loan is considered impaired when it is probable that the Bank will be unable to collect all contractual principal and interest payments due in accordance with the original or modified terms of the loan agreement. Smaller balance homogenous loans may be collectively evaluated for impairment. Non-homogenous impaired loans are either measured based on the estimated fair value of the collateral less estimated cost to sell if the loan is considered collateral dependent, or measured based on the present value of expected future cash flows if not collateral dependent. The valuation of real estate collateral is subjective in nature and may be adjusted in future periods because of changes in economic conditions. Management considers third-party appraisals, as well as independent fair market value assessments in determining the estimated fair value of particular properties. In addition, as certain of these third-party appraisals and independent fair market value assessments are only updated periodically, changes in the values of specific properties may have occurred subsequent to the most recent appraisals. Accordingly, the amounts of any such potential changes and any related adjustments are generally recorded at the time such information is received. When the measurement of the impaired loan is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an allocation of the allowance for loan losses and uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all cash receipts on impaired loans are applied to reduce the principal balance.

As of December 31, 2015 and December 31, 2014, the recorded investment in impaired loans totaled $11,238,943 and $14,585,032, respectively. The total amount of collateral-dependent impaired loans at December 31, 2015 and December 31, 2014, respectively, was $1,101,357 and $5,477,218. As of December 31, 2015 and December 31, 2014, $2,111,498 and $5,977,106, respectively, of the recorded investment in impaired loans did not require specific reserves. The Bank had $10,710,411 and $13,215,256 in troubled debt restructured loans included in impaired loans at December 31, 2015 and December 31, 2014, respectively.

The categories of nonaccrual loans and impaired loans overlap, although they are not coextensive. The Bank considers all circumstances regarding the loan and borrower on an individual basis when determining whether an impaired loan should be placed on nonaccrual status, such as the financial strength of the borrower, the estimated collateral value, reasons for the delay, payment record, the amount past due and the number of days past due.

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

In 2014, management began collectively evaluating performing TDRs with a loan balance of $150,000 or less for impairment. As of December 31, 2015 and December 31, 2014, respectively, $6,162,931 and $2,668,433 of TDRs included on the following table were evaluated collectively for impairment and were determined to have $317,391 and $182,788 of related allowance.

The following table is a summary of information related to impaired loans as of December 31, 2015 and December 31, 2014:

	Recorded Investment (1)	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2015
With no related allowance recorded:
Land development & other land	$878,550	$878,550	$—	$912,561	$21,520
Farmland	889,518	1,099,518	—	1,548,792	5,269
1-4 residential mortgage	343,430	343,430	—	348,211	15,858
Commercial mortgage	—	—	—	—	—
Commercial & agricultural	—	—	—	19,486	—
Consumer & other	—	—	—	—	—

Subtotal	2,111,498	2,321,498	—	2,829,050	42,647

With an allowance recorded:
Land development & other land	208,500	286,908	10,738	587,561	18,741
Farmland	1,573,613	1,573,613	77,812	1,840,961	85,296
1-4 residential mortgage	6,058,216	6,499,515	436,569	6,989,371	280,464
Commercial mortgage	1,093,597	1,229,459	56,320	1,173,008	47,632
Commercial & agricultural	174,521	174,521	8,988	197,122	10,376
Consumer & other	18,998	18,998	978	37,137	2,201

Subtotal	9,127,445	9,783,014	591,405	10,825,160	444,710

Totals:
Land development & other land	1,087,050	1,165,458	10,738	1,500,122	40,261
Farmland	2,463,131	2,673,131	77,812	3,389,753	90,565
1-4 residential mortgage	6,401,646	6,842,945	436,569	7,337,582	296,322
Commercial mortgage	1,093,597	1,229,459	56,320	1,173,008	47,632
Commercial & agricultural	174,521	174,521	8,988	216,608	10,376
Consumer & other	18,998	18,998	978	37,137	2,201

Total	$11,238,943	$12,104,512	$591,405	$13,654,210	$487,357

December 31, 2014
With no related allowance recorded:
Land development & other land	$1,142,315	$1,423,529	$—	$1,197,893	$26,886
Farmland	1,506,996	1,506,996	—	2,711,815	59,087
1-4 residential mortgage	2,828,246	3,116,171	—	3,963,340	80,943
Commercial mortgage	478,824	478,824	—	626,680	17,778
Commercial & agricultural	20,725	20,725	—	40,804	1,605
Consumer & other	—	—	—	—	—

Subtotal	5,977,106	6,546,245	—	8,540,532	186,299

With an allowance recorded:
Land development & other land	604,827	1,825,558	111,377	604,827	15,667
Farmland	2,157,357	2,367,357	211,254	2,185,642	98,583
1-4 residential mortgage	4,746,031	4,869,427	474,251	4,660,020	191,031
Commercial mortgage	835,826	971,687	86,100	1,300,809	24,172
Commercial & agricultural	218,440	218,440	14,963	211,689	11,347
Consumer & other	45,445	45,445	3,114	45,445	2,823

Subtotal	8,607,926	10,297,914	901,059	9,008,432	343,623

Totals:
Land development & other land	1,747,142	3,249,087	111,377	1,802,720	42,553
Farmland	3,664,353	3,874,353	211,254	4,897,457	157,670
1-4 residential mortgage	7,574,277	7,985,598	474,251	8,623,360	271,974
Commercial mortgage	1,314,650	1,450,511	86,100	1,927,489	41,950
Commercial & agricultural	239,165	239,165	14,963	252,493	12,952
Consumer & other	45,445	45,445	3,114	45,445	2,823

Total	$14,585,032	$16,844,159	$901,059	$17,548,964	$529,922

(1)	Recorded investment is the loan balance, net of any charge-offs

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

A troubled debt restructured loan is a loan for which the Bank, for reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Bank would not otherwise consider.

The loan terms which have been modified or restructured due to a borrower’s financial difficulty, include but are not limited to: a reduction in the stated interest rate; an extension of the maturity at an interest rate below current market; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extensions, deferrals and renewals. Troubled debt restructured loans are considered impaired loans.

The following table sets forth information with respect to the Bank’s troubled debt restructurings during the years ended December 31, 2015 and December 31, 2014:

Modifications

2015
	Number of Contracts	Pre-Modification Outstanding Recorded Investment (1)	Post- Modification Outstanding Recorded Investment (1)
Troubled Debt Restructurings
Land development & other land	—	$—	$—
Farmland	—	—	—
1-4 residential mortgage	4	392,070	388,303
Commercial mortgage	—	—	—
Commercial & agricultural	—	—	—
Consumer & other	1	—	2,575

	Number of Contracts	Recorded Investment
Troubled Debt Restructurings
That Subsequently Defaulted
Troubled debt restructurings:
Land development & other land	1	$572,825
Farmland	—	—
1-4 residential mortgage	5	247,788
Commercial mortgage	2	187,243
Commercial & agricultural	—	—
Consumer & other	—	—

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Modifications

	2014
	Number of Contracts	Pre-Modification Outstanding Recorded Investment (1)	Post- Modification Outstanding Recorded Investment (1)
Troubled Debt Restructurings
Land development & other land	—	$—	$—
Farmland	—	—	—
1-4 residential mortgage	7	562,402	577,292
Commercial mortgage	1	23,800	23,800
Commercial & agricultural	2	36,500	36,500
Consumer & other	—	—	—

	Number of Contracts	Recorded Investment
Troubled Debt Restructurings
That Subsequently Defaulted
Troubled debt restructurings:
Land development & other land	2	$782,003
Farmland	2	419,695
1-4 residential mortgage	7	926,977
Commercial mortgage	2	226,565
Commercial & agricultural	—	—
Consumer & other	—	—

(1)	Recorded investment is the loan balance, net of any charge-offs

During the twelve months ended December 31, 2015 and December 31, 2014, respectively, the Bank modified five and ten loans that were considered to be troubled debt restructurings. Of the credits modified in 2015, two were interest rate concessions, and three had both interest rate and term concessions. Of the ten credits modified in 2014, three were interest rate concessions, one was a term concession, and the other six had both interest rate and term concessions. Additional funds were advanced on one loan in 2015 to consolidate debt obligations, and one loan in 2014 in order to improve the Bank’s collateral position and pay real estate taxes current. No additional funds were advanced on the remaining four or nine loans for the years ended December 31, 2015 and 2014, respectively.

As of December 31, 2015 and December 31, 2014, respectively, 8 and 13 loans that had been restructured were in default. Restructured loans are deemed to be in default if they become past due by 30 days or more.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2015 and 2014, are as follows:

	2015	2014
Land	$2,925,432	$2,925,432
Buildings and improvements	10,998,856	10,978,967
Furniture and equipment	7,425,498	7,166,817

	21,349,786	21,071,216

Less accumulated depreciation	(9,594,122)	(8,989,744)

	$11,755,664	$12,081,472

Depreciation expense for the years ended December 31, 2015 and 2014 amounted to $604,378 and $603,474, respectively.

Notes to Consolidated Financial Statements

Note 7. Cash Value of Life Insurance

The Bank is owner and beneficiary of life insurance policies on certain employees and directors. Policy cash values totaled $9,977,737 and $9,688,122 at December 31, 2015 and 2014, respectively.

Note 8. Deposits

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2015 and 2014 was $4,870,498 and $8,033,203, respectively. At December 31, 2015, the scheduled maturities of all time deposits are as follows:

2016	$56,029,035
2017	14,804,671
2018	7,835,273
2019	6,748,483
2020	10,955,685

Total	$96,373,147

Note 9. Short-Term Debt

At December 31, 2015 and 2014 the Bank had no debt classified as short-term.

At December 31, 2015, the Bank had established unsecured lines of credit of approximately $10,000,000 with correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to $39,733,550 from the Federal Home Loan Bank, subject to the pledging of collateral.

Note 10. Long-Term Debt

The Bank’s long-term debt consists of borrowings from the Federal Home Loan Bank of Atlanta (FHLB) and Deutsche Bank. The borrowing from the FHLB, which is secured by substantially all the Bank’s first mortgage one-to-four family residential loans, is a $10,000,000 advance that matures on October 24, 2017. Interest on the loan is fixed at 3.80 percent and the loan is callable quarterly by the FHLB.

The borrowing from Deutsche Bank is a $10,000,000 structured term repurchase agreement. This loan matures on February 10, 2017 and is secured by investment securities with an amortized cost of $14,364,923 at December 31, 2015. Interest on the loan is fixed at a rate of 4.82 percent.

Note 11. Financial Instruments

FASB ASC 825, “Financial Instruments”, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value of future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Notes to Consolidated Financial Statements

Note 11. Financial Instruments, continued

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments as of December 31, 2015 and December 31, 2014. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

			Fair Value Measurements
(dollars in thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2015

Financial Instruments - Assets
Net Loans	$237,798	$237,928	$—	$236,761	$1,167

Financial Instruments – Liabilities
Time Deposits	96,373	95,725	—	95,725	—
Long-Term Debt	20,000	20,925	—	20,925	—

December 31, 2014

Financial Instruments - Assets
Net Loans	$218,805	$220,825	$—	$218,149	$2,676

Financial Instruments – Liabilities
Time Deposits	113,795	114,025	—	114,025	—
Long-Term Debt	20,000	21,712	—	21,712	—

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans or foreclosed assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

Under FASB ASC 820, “Fair Value Measurements and Disclosures”, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of option pricing models, discounted cash flow models and similar techniques.

Notes to Consolidated Financial Statements

Note 11. Financial Instruments, continued

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. If a loan is identified as individually impaired, management measures impairment in accordance with applicable accounting guidance. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2015, a small percentage of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with accounting standards, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price the Company records the impaired loan as nonrecurring Level 2. When the fair value is based on either an external or internal appraisal and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Derivative Assets and Liabilities

Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. Management engages third-party intermediaries to determine the fair market value of these derivative instruments and classifies these instruments as Level 2. Examples of Level 2 derivatives are interest rate swaps, caps and floors. No derivative instruments were held during the years ended December 31, 2015 or 2014.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price the Company records the foreclosed asset as nonrecurring Level 2. When the fair value of the collateral is based on either an external or internal appraisal and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Notes to Consolidated Financial Statements

Note 11. Financial Instruments, continued

Assets Recorded at Fair Value on a Recurring Basis

	Total	Level 1	Level 2	Level 3
December 31, 2015
Investment securities available for sale
U.S. Treasury securities	$1,515,120	$—	$1,515,120	$—
U.S. Government agency securities	3,583	—	3,583	—
Government sponsored enterprises	15,309,600	—	15,309,600	—
Mortgage-backed securities	13,512,661	—	13,512,661	—
Asset-backed securities	1,989,463	—	1,989,463	—
Corporate securities	2,973,950	—	2,973,950	—
State and municipal securities	20,745,707	—	20,745,707	—

Total assets at fair value	$56,050,084	$—	$56,050,084	$—

December 31, 2014
Investment securities available for sale
U.S. Government agency securities	$1,648,977	$—	$1,648,977	$—
Government sponsored enterprises	15,486,529	—	15,486,529	—
Mortgage-backed securities	22,270,329	—	22,270,329	—
Asset-backed securities	4,989,132	—	4,989,132	—
Corporate securities	2,134,880	—	2,134,880	—
State and municipal securities	22,507,142	—	22,507,142	—

Total assets at fair value	$69,036,989	$—	$69,036,989	$—

No liabilities were recorded at fair value on a recurring basis as of December 31, 2015 or 2014. There were no significant transfers between levels during the years ended December 31, 2015 or 2014.

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets and liabilities that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. No liabilities were recorded at fair value on a nonrecurring basis at December 31, 2015 or 2014. Assets measured at fair value on a nonrecurring basis are included in the table below.

	Total	Level 1	Level 2	Level 3
December 31, 2015
Loans	$1,167,166	$—	$—	$1,167,166
Foreclosed assets	408,211	—	—	408,211

Total assets at fair value	$1,575,377	$—	$—	$1,575,377

	Total	Level 1	Level 2	Level 3
December 31, 2014
Loans	$2,676,250	$—	$—	$2,676,250
Foreclosed assets	657,265	—	—	657,265

Total assets at fair value	$3,333,515	$—	$—	$3,333,515

Notes to Consolidated Financial Statements

Note 11. Financial Instruments, continued

For Level 3 assets measured at fair value on a recurring or non-recurring basis as of December 31, 2015 and 2014, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at December 31, 2015	Fair Value at December 31, 2014	Valuation Technique	Significant Unobservable Inputs	General Range of Significant Unobservable Input Values
Impaired Loans	$1,167,166	$2,676,250	Appraised Value/Discounted Cash Flows/Market Value of Note	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	0 – 10%

Other Real Estate Owned	$408,211	$657,265	Appraised Value/Comparable Sales/Other Estimates from Independent Sources	Discounts to reflect current market conditions and estimated costs to sell	0 – 10%

Note 12. Employee Benefit Plan

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings.

Effective December 31, 2012, the pension plan was amended to freeze benefit accruals for all eligible employees. As a result of freezing the benefit accruals, the Company recognized a reduction of the projected benefit obligation of $2,226,940, an increase to other comprehensive income (before tax) of $2,720,281, and a curtailment loss (before tax) of $980,740.

The following is a summary of the plan’s funded status as of December 31:

	2015	2014
Change in benefit obligation
Benefit obligation at beginning of year	$5,050,554	$4,383,680
Interest cost	199,295	211,565
Actuarial (gain) loss	(215,103)	955,170
Benefits paid	(379,967)	(509,291)
Settlement (gain) loss	(10,406)	9,430

Benefit obligation at end of year	4,644,373	5,050,554

Change in plan assets
Fair value of plan assets at beginning of year	8,095,504	8,238,464
Actual return on plan assets	6,192	366,331
Benefits paid	(379,967)	(509,291)

Fair value of plan assets at end of year	7,721,729	8,095,504

Funded status at the end of the year	$3,077,356	$3,044,950

Notes to Consolidated Financial Statements

Note 12. Employee Benefit Plan, continued

	2015	2014
Amounts recognized in the Balance Sheet
Prepaid benefit cost	$3,997,771	$3,658,210
Unrecognized net actuarial loss	(920,415)	(613,260)

Amount recognized in other assets	$3,077,356	$3,044,950

Amounts recognized in accumulated comprehensive income (loss)
Unrecognized net actuarial loss	$(920,415)	$(613,260)

Unfunded pension benefit obligation	(920,415)	(613,260)
Deferred taxes	312,941	208,508

Amount recognized in accumulated comprehensive income (loss), net	$(607,474)	$(404,752)

(Accrued) Prepaid benefit detail
Benefit obligation	$(4,644,373)	$(5,050,554)
Fair value of assets	7,721,729	8,095,504
Unrecognized net actuarial (gain) loss	920,415	613,260

Prepaid benefit cost	$3,997,771	$3,658,210

Components of net periodic pension cost
Interest cost	$199,295	$211,565
Expected return on plan assets	(582,020)	(586,300)
Recognized net (gain) loss due to settlement	43,164	(69,517)

Net periodic benefit expense	$(339,561)	$(444,252)

Additional disclosure information
Accumulated benefit obligation	$4,644,373	$5,050,554
Vested benefit obligation	$4,622,518	$4,998,055
Discount rate used for net periodic pension cost	4.00%	5.00%
Discount rate used for disclosure	4.25%	4.00%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	N/A	N/A
Average remaining service (years)	14	15

Notes to Consolidated Financial Statements

Note 12. Employee Benefit Plan, continued

Using the same fair value hierarchy described in Note 11, the fair values of the Company’s pension plan assets, by asset category, are as follows:

	Total	Level 1	Level 2	Level 3
December 31, 2015

Cash equivalents and short term investments	$697	$697	$—	$—
Mutual funds – equities	3,835,988	3,835,988	—	—
Mutual funds – fixed income	3,885,044	3,885,044	—	—

Total assets at fair value	$7,721,729	$7,721,729	$—	$—

	Total	Level 1	Level 2	Level 3
December 31, 2014

Cash equivalents and short term investments	$697	$697	$—	$—
Mutual funds – equities	4,045,276	4,045,276	—	—
Mutual funds – fixed income	4,049,531	4,049,531	—	—

Total assets at fair value	$8,095,504	$8,095,504	$—	$—

Estimated Future Benefit Payments

Pension
Benefits
2016	$48,773
2017	229,714
2018	501,248
2019	44,068
2020	230,007
2021 – 2025	1,894,206

$2,948,016

Funding Policy

It has been Bank practice to contribute the maximum tax-deductible amount each year as determined by the plan administrator. As a result of prior year contributions exceeding the minimum requirements, a Prefunding Balance existed as of December 31, 2015 and there is no required contribution for 2016. Based on this we do not anticipate making a contribution to the plan in 2016.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary, and with concurrence from their auditors. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held, or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Notes to Consolidated Financial Statements

Note 12. Employee Benefit Plan, continued

Asset Allocation

The pension plan’s weighted-average asset allocations at December 31, 2015 and 2014, by asset category are as follows:

	2015	2014
Mutual funds – fixed income	50%	50%
Mutual funds – equity	50%	50%
Cash and equivalents	0%	0%

Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50 percent fixed income and 50 percent equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan’s investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

Note 13. Deferred Compensation and Life Insurance

Deferred compensation plans have been adopted for certain executive officers and members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $1,992 to $37,200 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounts to $420,967 and $422,666 at December 31, 2015 and 2014 respectively. Expense charged against income and included in salary and benefits expense was $58,599 and $34,546 in 2015 and 2014, respectively. Charges to income are based on changes in present value of future cash payments, discounted at 8 percent.

Note 14. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (benefit) (substantially all Federal) are as follows:

	2015	2014
Current	$8,010	$498
Deferred	590,271	294,089

	$598,281	$294,587

Notes to Consolidated Financial Statements

Note 14. Income Taxes, continued

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense (benefit) included in the statements of income follows:

	2015	2014
Tax at statutory federal rate	$542,446	$394,737
Tax exempt interest income	(10,781)	(14,729)
Tax exempt insurance income	(98,469)	(100,850)
State income tax, net of federal benefit	15,877	19,419
Merger expenses	160,453	—
Other	(11,245)	(3,990)

	$598,281	$294,587

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Deferred tax assets
Allowance for loan losses	$591,435	$844,513
Deferred compensation	144,905	146,496
Investment impairment charge recorded directly to stockholders’ equity as a component of other comprehensive income	406,454	409,265
Minimum pension liability	312,941	208,508
Net operating loss carryforward	1,493,334	1,511,579
Alternative minimum tax credit carryforward	53,656	53,656
Net unrealized losses on securities available for sale	59,628	93,282
Nonaccrual interest income	454,055	540,506
Other	77,032	154,062

	3,593,440	3,961,867

Deferred tax liabilities
Deferred loan origination costs	218,148	162,199
Accrued pension costs	1,376,110	1,267,936
Depreciation	220,297	219,537
Accretion of discount on investment securities, net	1,827	15,645

	1,816,382	1,665,317

Net deferred tax asset	$1,777,058	$2,296,550

Notes to Consolidated Financial Statements

Note 14. Income Taxes, continued

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with applicable regulations. Tax returns for the years subsequent to 2012 remain subject to examination by both federal and state tax authorities.

Deferred tax assets or liabilities are initially recognized for differences between the financial statement carrying amount and the tax basis of assets and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established, as applicable, to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax benefits will be realized. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carry-back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) taxable income generated by future operations. There is no valuation allowance for deferred tax assets as of December 31, 2015 and 2014. The net operating loss of $5,055,595, if not utilized prior to, will begin to expire in 2031. It is management’s belief that realization of the deferred tax asset is more likely than not.

Note 15. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of the Bank’s commitments at December 31, 2015 and 2014 is as follows:

	2015	2014
Commitments to extend credit	$23,813,003	$19,785,878
Standby letters of credit	—	—

	$23,813,003	$19,785,878

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies, continued

Concentrations of Credit Risk

Substantially all of the Bank’s loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank’s market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank’s primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $2,000,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Note 16. Regulatory Restrictions

Dividends

The Company’s dividend payments are generally made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Intercompany Transactions

The Bank’s legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10 percent of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20 percent more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10 percent more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $3,295,000 at December 31, 2015. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2015.

Capital Requirements

The Company and the Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

In July 2013, the Board of Governors of the Federal Reserve System and the FDIC issued final rules implementing the Basel III regulatory capital framework and related Dodd-Frank Act Requirements. The final rules revise minimum capital requirements and adjust prompt corrective action thresholds. The final rules revise the regulatory capital elements, add a new Common Equity Tier 1 capital ratio, and increase the minimum Tier 1 capital ratio requirement. The final rules also permit certain banking organizations to retain, through a one-time election, the existing treatment for accumulated other comprehensive income and implement a new capital conservation buffer. The final rules took effect on January 1, 2015, subject to a transition period for certain parts of the rules.

Notes to Consolidated Financial Statements

Note 16. Regulatory Restrictions, continued

As shown in the accompanying table, the Bank has capital levels exceeding the minimum levels for “well-capitalized” banks as of December 31, 2015. At December 31, 2014, the Bank was under a formal agreement with the OCC and subject to individual minimum capital ratios established by the OCC. The formal agreement was terminated on April 24, 2015 and the individual minimum capital ratios were not in effect at December 31, 2015.

At December 31, 2015 and 2014, the Bank had the following actual and required regulatory capital amounts (in thousands):

			For Capital		To Be Well-
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2015
Total capital (to risk weighted assets) Consolidated	$33,153	12.85%	$20,647	8.00%	$25,809	10.00%
Bank	32,953	12.78%	20,631	8.00%	25,789	10.00%
Tier 1 Capital (to risk weighted assets) Consolidated	$29,886	11.58%	$15,485	6.00%	$20,647	8.00%
Bank	29,686	11.51%	15,473	6.00%	20,631	8.00%
Common Equity Tier 1 (to risk weighted assets) Consolidated	$29,886	11.58%	$11,614	4.50%	$16,776	6.50%
Bank	29,686	11.51%	11,605	4.50%	16,763	6.50%
Tier 1 Capital (to average total assets) Consolidated	$29,886	8.97%	$13,334	4.00%	$16,666	5.00%
Bank	29,686	8.91%	13,325	4.00%	16,656	5.00%

	Actual		Minimum Capital Required
	Amount	Ratio	Amount	Ratio
December 31, 2014
Total Capital (to risk weighted assets) Consolidated	$32,227	14.1%	$18,293	8.0%
Grayson National Bank	32,014	14.0%	29,725	13.0%
Tier 1 Capital (to risk weighted assets) Consolidated	$29,318	12.8%	$9,146	4.0%
Grayson National Bank	29,105	12.7%	27,439	12.0%
Tier 1 Capital (to average total assets) Consolidated	$29,318	8.8%	$13,341	4.0%
Grayson National Bank	29,105	8.7%	27,517	8.25%

Notes to Consolidated Financial Statements

Note 17. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Related party deposit balances are immaterial.

Aggregate 2015 and 2014 loan transactions with related parties were as follows:

	2015	2014
Balance, beginning	$2,671,334	$2,218,720
New loans	803,380	1,339,720
Repayments	(1,644,544)	(887,106)
Change in relationship	(88,600)	—

Balance, ending	$1,741,570	$2,671,334

The Company has accepted deposits during the ordinary course of business from certain directors and executive officers of the Company and from their affiliates and associates. The total amount of these deposits outstanding was $1,077,006 and $1,296,951 at December 31, 2015 and 2014, respectively.

Note 18. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed the events occurring through the date the consolidated financial statements were issued and no subsequent events occurred requiring accrual or disclosure.

Cardinal Bankshares Corporation and Subsidiaries

Consolidated Balance Sheets

December 31,
(Dollars in thousands, except per share data)	2015	2014
Assets
Cash and due from banks	$4,238	$3,578
Interest-bearing deposits in banks	9,191	6,034

Total cash and cash equivalents	13,429	9,612

Investment securities available for sale, at fair value	65,264	82,845
Restricted equity securities	1,322	1,535

Total loans	167,703	170,062
Allowance for loan losses	(2,219)	(3,098)

Net loans	165,484	166,964

Bank premises and equipment, net	5,369	5,776
Accrued interest receivable	620	669
Foreclosed assets	—	735
Bank owned life insurance	6,635	6,737
Other assets	2,044	1,943

Total assets	$260,167	$276,816

Liabilities and Stockholders’ Equity

Liabilities
Noninterest-bearing deposits	$39,505	$39,785
Interest-bearing deposits	182,567	195,325

Total deposits	222,072	235,110

FHLB advances	16,000	20,000
Accrued interest payable	36	57
Other liabilities	1,252	1,316

Total liabilities	239,360	256,483

Stockholders’ equity
Common stock, $10 par value; 5,000,000 shares authorized; 1,535,733 shares issued and outstanding at December 31, 2015 and 2014	15,357	15,357
Additional paid-in capital	2,925	2,925
Retained earnings	3,225	2,726
Accumulated other comprehensive (loss)	(700)	(675)

Total stockholders’ equity	20,807	20,333

Total liabilities and stockholders’ equity	$260,167	$276,816

See Notes to Consolidated Financial Statements

Cardinal Bankshares Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, (Dollars in thousands, except per share data)	2015	2014
Interest and dividend income
Loans and fees on loans	$8,345	$7,537
Investment securities:
Taxable	1,242	1,649
Exempt from federal income tax	237	275
Dividend income	71	51
Deposits with banks	16	14

Total interest income	9,911	9,526

Interest expense
Deposits	1,591	1,885
Borrowings	38	22

Total interest expense	1,629	1,907

Net interest income	8,282	7,619

(Recovery of) provision for loan losses	(484)	(853)

Net interest income after (recovery of) provision for loan losses	8,766	8,472

Noninterest income
Service charges on deposit accounts	305	226
Other service charges and fees	350	117
Net realized gains (losses) on sales of securities	33	(53)
Income on bank-owned life insurance	270	166
Other income	305	211

Total noninterest income	1,263	667

Noninterest expense
Salaries and employee benefits	4,568	4,565
Occupancy and equipment	1,375	1,052
Legal and professional	837	374
Bank franchise tax	135	156
Data processing services	672	594
FDIC insurance premiums	369	360
Foreclosed assets, net	393	513
Other operating expense	1,181	1,239

Total noninterest expense	9,530	8,853

Income before income taxes	499	286
Income tax expense	—	—

Net income	$499	$286

Basic earnings per share	$0.32	$0.19

Diluted earnings per share	$0.32	$0.19

Weighted average basic shares outstanding	1,535,733	1,535,733

Weighted average diluted shares outstanding	1,535,733	1,535,733

See Notes to Consolidated Financial Statements

Cardinal Bankshares Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, (Dollars in thousands)	2015	2014
Net income	$499	$286

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized holding (losses) gains arising during period	(5)	4,080
Tax effect	2	(1,388)

Total	(3)	2,692

Reclassification adjustment for realized (gains) losses included in net income	(33)	53
Tax effect	11	(18)

Total	(22)	35

Other comprehensive income	(25)	2,727

Comprehensive income	$474	$3,013

See Notes to Consolidated Financial Statements

Cardinal Bankshares Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
		Additional		Other
(Dollars in thousands,	Common	Paid-in	Retained	Comprehensive
(except per share data)	Stock	Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2013	$15,357	$2,925	$2,440	$(3,402)	$17,320

Net income	—	—	286	—	286

Other comprehensive income	—	—	—	2,727	2,727

Balance, December 31, 2014	$15,357	$2,925	$2,726	$(675)	$20,333

Net income	—	—	499	—	499

Other comprehensive (loss)	—	—	—	(25)	(25)

Balance, December 31, 2015	$15,357	$2,925	$3,225	$(700)	$20,807

See Notes to Consolidated Financial Statements

Cardinal Bankshares Corporation and Subsidiary

Consolidated Statements of Cash Flows

(Dollars in thousands) Years Ended December 31,	2015	2014
Cash flows from operating activities
Net income	$499	$286
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	696	565
Accretion of discount on securities, net of amortization of discounts	518	611
(Recovery of) provision for loan losses	(484)	(853)
Net realized (gain) loss on securities	(33)	53
Writedowns on foreclosed assets	494	25
Net realized (gain) loss on sale of foreclosed assets	(172)	437
Income on bank owned life insurance	(270)	(166)
Changes in operating assets and liabilities:
Accrued income	49	241
Other assets	(89)	(345)
Accrued interest payable	(21)	(8)
Other liabilities	(64)	(403)

Net cash provided by operating activities	1,123	443

Cash flows from investing activities
Purchases of available for sale securities	—	(3,121)
Sales of available for sale securities	8,680	12,158
Maturities, calls and paydowns of available for sale securities	8,379	8,518
Redemption (purchase) of restricted equity securities	213	(536)
Net decrease (increase) in loans	1,964	(23,080)
(Purchases) of premises and equipment	(289)	(1,370)
Proceeds from sale of foreclosed assets	413	1,137
Redemption of bank owned life insurance	372	—

Net cash provided by (used in) investing activities	19,732	(6,294)

Cash flows from financing activities
Net (decrease) in noninterest-bearing deposits	(280)	(1,097)
Net (decrease) in interest-bearing deposits	(12,758)	(5,536)
(Repayment) increase in FHLB advances	(4,000)	12,000

Net cash provided by (used in) financing activities	(17,038)	5,367

Net increase (decrease) in cash and cash equivalents	3,817	(484)
Cash and cash equivalents, beginning	9,612	10,096

Cash and cash equivalents, ending	$13,429	$9,612

Supplemental disclosures of cash flow information
Interest paid	$1,650	$1,915

Income taxes paid	$—	$—

Supplemental disclosures of noncash activities
Transfer of loans to foreclosed assets	$—	$138

Change in unrealized (losses) gains on available for sale securities	$(38)	$4,133

See Notes to Consolidated Financial Statements

Cardinal Bankshares Corporation and Subsidiaries

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2015 and 2014

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Cardinal Bankshares Corporation (the “Company”) was incorporated as a Virginia corporation on March 12, 1996 to acquire the stock of Bank of Floyd (the “Bank”). The Bank was acquired by the Company on June 30, 1996.

Bank of Floyd and its wholly-owned subsidiary, FBC, Inc., are incorporated and operate under the laws of the Commonwealth of Virginia. As a state chartered Federal Reserve member, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve. The Bank serves the counties of Carroll, Floyd, Grayson, Montgomery, Pulaski, and Roanoke, Virginia and the Cities of Galax, Radford, Roanoke, and Salem, Virginia, through seven banking offices. FBC Inc.’s assets and operations consist primarily of annuity sales and minority interests in an insurance company and a title insurance company.

The accounting and financial reporting policies of the Company conform to generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Grayson and Cardinal Merger

On November 6, 2015, Grayson Bankshares, Inc. (“Grayson”), Cardinal Bankshares Corporation (“Cardinal”) and Parkway Acquisition Corp. (“Parkway”), entered into an Agreement and Plan of Merger (the “merger agreement”), that provides for the combination of the three companies. Under the merger agreement, Grayson and Cardinal will merge with and into Parkway, with Parkway as the surviving corporation (the “merger”). Following the merger, the Bank of Floyd will merge with and into Grayson National Bank, with Grayson National Bank as the surviving bank (the “bank merger” and collectively, with the merger, the “mergers”). In the merger, each share of Grayson common stock will be converted into the right to receive 1.76 shares of Parkway common stock, and each share of Cardinal common stock will be converted into the right to receive 1.30 shares of Parkway common stock. In lieu of fractional shares, Parkway will issue cash to holders of Grayson common stock and Cardinal common stock, on the basis of $10.45 per share of Parkway common stock.

The merger is currently expected to close in the second quarter of 2016. The merger will close on either the fifth business day following the completion of the conditions to closing in the merger agreement, or another mutually agreed upon date (the “Effective Date” and the time on the Effective Date when the merger becomes effective, the “Effective Time”). The merger will become effective upon the filing with the Virginia State Corporation Commission articles of merger, and the issuance by the Virginia State Corporation Commission of a certificate of merger, or such later date as may be set forth in such articles of merger. Neither Grayson nor Cardinal can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approval will be received.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company, the Bank and FBC, Inc. All material intercompany transactions and balances have been eliminated.

Critical Accounting Policies

Management believes the policies with respect to the methodology for the determination of the deferred tax asset valuation allowance, other-than-temporary impairment of investment securities and allowance for loan losses are fair and accurate. Management must make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and Board of Directors.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Deferred Tax Asset Valuation Allowance

A valuation allowance is required for deferred tax assets (DTA) if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. In assessing the need for a valuation allowance, the Company considered all available evidence about the realization of DTAs, both positive and negative, that could be objectively verified. The Company’s positive evidence considered in support of its use of forecasted future earnings as a source of realizing DTAs was insufficient to overcome the negative evidence associated with its pre-tax cumulative loss position. The total valuation allowance on deferred income tax assets was $5.2 million and $5.2 million at December 31, 2015 and 2014, respectively.

Business Segments

The Company reports its activities as a single business segment. In determining proper segment definition, the Company considers the materiality of the potential segment and components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense was $185 thousand and $256 thousand for 2015 and 2014, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in the application of certain accounting policies that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. As a result of unanticipated events or circumstances, actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans other-than-temporary impairment of investment securities, and the deferred tax asset valuation allowance. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

The majority of the Company’s loan portfolio consists of loans in Southwest Virginia. Accordingly, the ultimate collectability of a substantial portion of the Company’s loan portfolio are susceptible to changes in local market conditions. The regional economy is diverse, but is influenced by the agricultural and governmental segments.

While management uses available information to recognize loan losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Company’s allowances for loan and foreclosed real estate losses. Such agencies may require additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheet captions Cash and due from banks and Interest bearing deposits in banks.

Interest-Bearing Deposits in Banks

Interest-bearing deposits in banks mature within one year and are carried at cost.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of stockholders’ equity. Realized gains and losses on the sale of available for sale securities are recorded on the trade date and are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Other-Than-Temporary Impairment

Impairment of securities occurs when the fair value of a security is less than its amortized cost. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis. Consideration is given to: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; (3) the ability of the issuer to make principal and interest payments, and (4) changes in the regulatory, economic, or technological environment of the issuer. A decline in fair value of any security below cost that is deemed other than temporary and related to the credit-worthiness of the issuer is charged to earnings, resulting in the establishment of a new cost basis for the security.

Restricted Equity Securities

As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLB), the Company is required to maintain certain minimum investments in capital stock of the FRB and FHLB. The Bank’s investments in these securities are recorded at cost, based on the redemption provisions of the FRB and FHLB.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, are reported at their outstanding principal amount adjusted for charge-offs, the allowance for loan losses, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the yield of the related loan.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet required payments, the loan is returned to accrual status. Past due status of the loan is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Note 1. Organization and Summary of Significant Accounting Policies, continued

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired, for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Troubled Debt Restructurings (TDRs)

Troubled Debt Restructurings occur when the Company agrees to significantly modify the original terms of a loan due to the deterioration in the financial condition of the borrower. TDRs are considered impaired loans. Upon designation as a TDR, the Company evaluates the borrower’s payment history, past due status and ability to make payments based on the revised terms of the loan. If a loan was accruing prior to being modified as a TDR and if the Company concludes that the borrower is able to make such payments, and there are no other factors or circumstances that would cause it to conclude otherwise, the loan will remain on an accruing status. If a loan was on nonaccrual status at the time of the TDR, the loan will remain on nonaccrual status following the modification and may be returned to accrual status based on the policy for returning loans to accrual status.

Bank Premises and Equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed by the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	20-40
Furniture and equipment	5-20

Note 1. Organization and Summary of Significant Accounting Policies, continued

Foreclosed Assets

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the consolidated statements of operations under the caption foreclosed assets, net.

Pension Plan

A noncontributory defined benefit pension plan is provided for all employees who meet eligibility requirements. To be eligible, an employee must have been hired prior to October 1, 2008, be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. The plan is funded in compliance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended. The Plan operates as a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. The Plan is a single plan under Internal Revenue Code Section 413 (C) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers. The plan was “frozen” effective December 31, 2012, which eliminates the accrual of any future benefits.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the consolidated financial statements net of valuation allowances at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the consolidated financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. Management is not aware of any material uncertain tax positions and no liability has been recognized at December 31, 2015 or 2014. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of operations.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Basic Earnings (Loss) per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.

Comprehensive Income

Annual comprehensive income reflects the change in the Company’s equity during the year arising from transactions and events other than investments by, and distributions to, stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders’ equity rather than as income or expense.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

The Company does not utilize interest-rate exchange agreements or interest-rate futures contracts.

Fair Value of Financial Instruments

Generally accepted accounting principles (“GAAP”) define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established by GAAP which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Investment securities available-for-sale are recorded at fair value on a recurring basis. Certain impaired loans and other real estate owned are carried at fair value on a non-recurring basis.

Reclassifications

No material reclassifications were made.

Recently Issued Accounting Pronouncements

The following is a summary of recent authoritative pronouncements:

In January 2014, the FASB issued ASU No. 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40). The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments were effective for annual periods, and interim periods within those annual periods beginning after December 15, 2014. The adoption of this ASU did not have a material impact on the Company’s financial statements.

Note 1. Organization and Summary of Significant Accounting Policies, continued

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017. ASU No. 2015-14 issued in August 2015 deferred the effective date of this Update to annual reporting periods beginning after December 15, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The adoption of this ASU is not expected to have a material effect on the Company’s current financial position or results of operations; however, it may impact the reporting of future financial statement disclosures.

In January 2016, ASU No. 2016-01 Financial Instruments – Overall (Subtopic 825-10) was issued by the FASB. The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of these amendments on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” to improve transparency and comparability across entities regarding leasing arrangements. This ASU requires the recognition of a separate lease liability representing the required lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and is to be applied under a modified retrospective approach, including the option to apply certain practical expedients. The Company is currently evaluating the impact of adopting this new guidance on the consolidated financial statements.

Note 2. Restrictions on Cash and Due from Banks

To comply with banking regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $1.5 million and $1.4 million for the two-week periods including December 31, 2015 and 2014, respectively.

Note 3. Securities

The carrying amount of securities and their approximate fair values at December 31 follow:

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2015 (In thousands)

Available for sale
Government sponsored enterprises	$16,947	$—	$412	$16,535
State and municipal securities	9,017	30	156	8,891
Mortgage-backed securities	39,308	82	582	38,808
Other securities	1,052	—	22	1,030

	$66,324	$112	$1,172	$65,264

2014 (In thousands)

Available for sale
Government sponsored enterprises	$18,567	$5	$574	$17,998
State and municipal securities	10,624	59	139	10,544
Mortgage-backed securities	53,630	176	528	53,278
Other securities	1,045	—	20	1,025

	$83,866	$240	$1,261	$82,845

Note 3. Securities, continued

Restricted equity securities, carried at cost, consist of investments in stock of the Federal Home Loan Bank of Atlanta (“FHLB”) and the Federal Reserve of Richmond (“Federal Reserve”), which are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow from it. The Bank is required to hold that stock so long as it borrows from the FHLB. The Federal Reserve requires banks to purchase stock as a condition of membership in the Federal Reserve System.

Investment securities with amortized cost of approximately $40.7 million and $46.7 million at December 31, 2015 and 2014, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized (losses) gains for the years ended December 31 are as follows:

(In thousands)	2015	2014
Realized gains (losses), available for sale securities	$33	$(53)

	$33	$(53)

The scheduled maturities of debt securities available for sale at December 31, 2015 were as follows:

(In thousands)	Available for Sale
	Amortized	Fair
	Cost	Value
Due in one year or less	$572	$571
Due after one year through five years	3,177	3,101
Due after five years through ten years	12,813	12,687
Due after ten years	49,762	48,905

	$66,324	$65,264

For mortgage-backed securities, the Company reports maturities based on anticipated lives. Actual results may differ due to interest rate fluctuations and prepayment speeds.

The following table shows the unrealized losses and related fair values in the Company’s available for sale investment securities portfolios. This information is aggregated by investment category and by the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2015 and 2014.

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
December 31, 2015 (In thousands)
Government sponsored enterprises	$10,465	$170	$6,069	$242	$16,534	$412
State and municipal securities	5,453	63	1,057	93	6,510	156
Mortgage- backed securities	14,094	112	20,830	470	34,924	582
Other Securities	499	1	511	21	1,010	22

Total temporarily impaired securities	$30,511	$346	$28,467	$826	$58,978	$1,172

December 31, 2014 (In thousands)
Government sponsored enterprises	$624	$1	$16,372	$573	$16,996	$574
State and municipal securities	—	—	6,610	139	6,610	139
Mortgage- backed securities	2,310	3	33,727	525	36,037	528
Other Securities	1,005	20	—	—	1,005	20

Total temporarily impaired securities	$3,939	$24	$56,709	$1,237	$60,648	$1,261

Management considers the nature of the investment, the underlying causes of the decline in market or fair value, the severity and duration of the decline and other evidence, on a security-by-security basis, in determining if the decline in fair value is other than temporary.

Note 3. Securities, continued

At December 31, 2015, the Company had 12 government sponsored securities with an aggregate unrealized loss of approximately $412 thousand, 10 state and municipal securities with an aggregate unrealized loss of approximately $156 thousand, 77 mortgaged-backed securities with an aggregate unrealized loss of approximately $582 thousand and three other securities with an aggregate unrealized loss of approximately $22 thousand. Management does not believe that gross unrealized losses, which total 1.80% of the amortized costs of the related investment securities, represent an other-than-temporary impairment. The Company has both the ability and the intent to hold all of these securities for a period of time necessary to recover the amortized cost.

The primary cause of unrealized losses is the increase in market interest rates over the yields available at the time the securities were purchased. Unrealized losses were not due to credit deterioration.

A roll-forward of the OTTI amount related to credit losses on debt securities for the year ended December 31, 2015 and 2014:

(In thousands)	2015	2014
Credit losses recognized in earnings, beginning of period	$180	$180
Reversal of credit losses on securities written-off for which an OTTI was previously recognized	—	—
Recognition of credit losses for which an OTTI was not previously recognized	—	—

Credit losses recognized in earnings, end of period	$180	$180

In 2012, the Company wrote-down an investment in community bank stock by $180 thousand due to poor performance and permanent deterioration in value.

Note 4. Loans Receivable

The major components of loans in the Consolidated Balance Sheets are summarized below:

	2015	2014
December 31, (In thousands)
Commercial	$39,964	$47,504
Real estate
Construction and land development	8,409	8,285
Residential, 1-4 families	39,325	32,920
Residential, 5 or more families	10,041	10,625
Farmland	3,887	7,097
Nonfarm, nonresidential	59,329	56,491
Agricultural	1,661	2,433
Consumer	982	809
Other	3,856	3,863

Gross loans	167,454	170,027
Net deferred loan fees and costs	249	35

Total loans	167,703	170,062
Allowance for loan losses	(2,219)	(3,098)

Net loans	$165,484	$166,964

Overdrafts that were reclassified as part of gross loans totaled $45 thousand and $43 thousand at December 31, 2015 and 2014, respectively.

As a part of the ongoing monitoring of the credit quality of the loan portfolio, management tracks certain credit quality indicators including trends related to (i) the risk grade assigned to commercial loans, (ii) the level of classified commercial loans, (iii) net charge-offs, (iv) nonperforming loans, and (v) the general economic conditions in the Company’s geographic markets.

The Company categorizes loans receivable into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans and leases individually by classifying the loans receivable as to credit risk. The Company uses the following definitions for risk ratings:

Pass - Loans in this category are considered to have a low likelihood of loss based on relevant information analyzed about the ability of the borrowers to service their debt and other factors.

Note 4. Loans Receivable, continued

Special Mention - Loans in this category are currently protected but are potentially weak, including adverse trends in borrower’s operations, credit quality or financial strength. Those loans constitute an undue and unwarranted credit risk but not to the point of justifying a substandard classification. The credit risk may be relatively minor yet constitute an unwarranted risk in light of the circumstances. Special mention loans have potential weaknesses which may, if not checked or corrected, weaken the loan or inadequately protect the Company’s credit position at some future date.

Substandard - A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable.

Loss - Loans in this classification are considered uncollectible and cannot be justified as a viable asset of the Bank. This classification does not mean the loan has absolutely no recovery value, but that it is neither practical nor desirable to defer writing off this loan even though partial recovery may be obtained in the future.

The following table presents the loan portfolio by credit quality indicator (risk grade) as of December 31, 2015 and December 31, 2014.

		Special	Sub-		Total
	Pass	Mention	Standard	Doubtful	Loans
December 31, 2015 (In thousands)
Commercial	$38,419	$1,070	$433	$42	$39,964
Real Estate
Construction and land development	8,409	—	—	—	8,409
Residential, 1-4 families	39,096	190	—	39	39,325
Residential, 5 or more families	10,041	—	—	—	10,041
Farmland	2,847	1,040	—	—	3,887
Nonfarm, nonresidential	54,587	2,548	2,194	—	59,329
Agricultural	1,661	—	—	—	1,661
Consumer	982	—	—	—	982
Other	3,856	—	—	—	3,856

Total loans	$159,898	$4,848	$2,627	$81	$167,454

		Special	Sub-		Total
	Pass	Mention	Standard	Doubtful	Loans
December 31, 2014 (In thousands)
Commercial	$43,922	$3,416	$166	$—	$47,504
Real Estate
Construction and land development	8,285	—	—	—	8,285
Residential, 1-4 families	32,488	326	106	—	32,920
Residential, 5 or more families	9,832	—	793	—	10,625
Farmland	5,990	1,011	96	—	7,097
Nonfarm, nonresidential	48,766	4,593	3,132	—	56,491
Agricultural	2,433	—	—	—	2,433
Consumer	809	—	—	—	809
Other	3,863	—	—	—	3,863

Total loans	$156,388	$9,346	$4,293	$—	$170,027

Note 4. Loans Receivable, continued

A loan’s risk grade is assigned at the inception of the loan and is based on the financial strength of the borrower and the relative value and quality of collateral. Loan risk grades are subject to reassessment at various times throughout the year as part of the Company’s ongoing loan review process. Loans with an assigned risk grade of substandard or worse and an outstanding amount of $500 thousand or more are reassessed on a quarterly basis. During this reassessment process, individual reserves may be identified and placed against certain loans that are considered impaired.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due or when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provision. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due.

The following table represents an age analysis of past due loans and nonaccrual loans, segregated by class of loans, as of December 31, 2015 and December 31, 2014.

	Accruing Loans
			Total
		90 Days	Accruing
	30-89 Days	or More	Loans Past	Nonaccrual	Current	Total
	Past Due	Past Due	Due	Loans	Loans	Loans
December 31, 2015 (In thousands)
Commercial	$9	$—	$9	$42	$39,913	$39,964
Real Estate
Construction and land development	—	—	—	—	8,409	8,409
Residential, 1-4 families	—	—	—	39	39,286	39,325
Residential, 5 or more families	—	—	—	—	10,041	10,041
Farmland	—	—	—	—	3,887	3,887
Nonfarm, nonresidential	—	—	—	—	59,329	59,329
Agricultural	—	—	—	—	1,661	1,661
Consumer	—	—	—	—	982	982
Other	—	—	—	—	3,856	3,856

Total loans	$9	$—	$9	$81	$167,364	$167,454

	Accruing Loans
			Total
		90 Days	Accruing
	30-89 Days	or More	Loans Past	Nonaccrual	Current	Total
	Past Due	Past Due	Due	Loans	Loans	Loans
December 31, 2014 (In thousands)
Commercial	$—	$—	$—	$—	$47,504	$47,504
Real Estate
Construction and land development	—	—	—	—	8,285	8,285
Residential, 1-4 families	—	—	—	92	32,828	32,920
Residential, 5 or more families	—	—	—	793	9,832	10,625
Farmland	—	—	—	—	7,097	7,097
Nonfarm, nonresidential	—	—	—	2,102	54,389	56,491
Agricultural	—	—	—	—	2,433	2,433
Consumer	—	—	—	—	809	809
Other	—	—	—	—	3,863	3,863

Total loans	$—	$—	$—	$2,987	$167,040	$170,027

Note 4. Loans Receivable, continued

The following table details impaired loan data as of December 31, 2015 and December 31, 2014:

	Unpaid			Average	Interest
	Principal	Impaired	Related	Recorded	Income
	Balance	Balance	Allowance	Investment	Recorded
December 31, 2015 (In thousands)
With No Related Allowance Recorded
Real Estate
Residential, 1-4 families	$50	$50	$—	$51	$—
Nonfarm, nonresidential	1,662	1,662	—	1,681	5

	1,712	1,712	—	1,732	5

With an Allowance Recorded
Commercial	42	42	42	42	—
Residential, 1-4 families	39	39	39	39	—

	81	81	81	81	—

Total
Commercial	42	42	42	42	—
Real Estate
Residential, 1-4 families	89	89	39	90	—
Nonfarm, nonresidential	1,662	1,662	—	1,681	5

	$1,793	$1,793	$81	$1,813	$5

	Unpaid			Average	Interest
	Principal	Impaired	Related	Recorded	Income
	Balance	Balance	Allowance	Investment	Recorded
December 31, 2014 (In thousands)
With No Related Allowance Recorded
Real Estate
Residential, 5 or more families	$793	$793	$—	$793	$—
Nonfarm, nonresidential	2,911	2,911	—	3,130	114

	3,704	3,704	—	3,923	114

With an Allowance Recorded
Real Estate
Nonfarm, nonresidential	1,827	1,827	1,443	1,836	—

	1,827	1,827	1,443	1,836	—

Total
Real Estate
Residential, 5 or more families	793	793	—	793	—
Nonfarm, nonresidential	4,738	4,738	1,443	4,966	114

	$5,531	$5,531	$1,443	$5,759	$114

The Company is generally not committed to advance additional funds in connection with impaired loans.

Troubled debt restructuring totaled $1.7 million and $2.6 million as of December 31, 2015 and 2014, respectively, including the addition of one troubled debt restructuring in 2015 for $50 thousand and no troubled debt restructuring additions in 2014.

The Company generally does not make commitments to lend additional funds to customers classified as troubled debt restructures.

Note 5. Allowance for Loan Losses

The following tables detail activity in the allowance for loan losses, segregated by class of loan, as of December 31, 2015 and December 31, 2014. Allocating a portion of the allowance to one category of loans does not preclude its activity to absorb losses in other loan categories and periodically may result in reallocation within the provision categories.

	Beginning	Charge-		(Recovery)	Ending
	Balance	Offs	Recoveries	Provision	Balance
December 31, 2015 (In thousands)
Commercial	$109	$—	$—	$142	$251
Real Estate
Construction and land development	163	—	—	(109)	54
Residential, 1-4 families	135	—	—	30	165
Residential, 5 or more families	232	—	—	(128)	104
Farmland	—	—	—	—	—
Nonfarm, nonresidential	2,411	(595)	192	(363)	1,645
Agricultural	—	—	—	—	—
Consumer	48	—	—	(48)	—
Other	—	—	8	(8)	—

	$3,098	$(595)	$200	$(484)	$2,219

	Beginning	Charge-		(Recovery)	Ending
	Balance	Offs	Recoveries	Provision	Balance
December 31, 2014 (In thousands)
Commercial	$108	$—	$1,350	$(1,349)	$109
Real Estate
Construction and land development	916	—	—	(753)	163
Residential, 1-4 families	197	(6)	11	(67)	135
Residential, 5 or more families	183	(600)	81	568	232
Farmland	—	—	—	—	—
Nonfarm, nonresidential	1,270	—	247	894	2,411
Agricultural	3	—	—	(3)	—
Consumer	50	—	—	(2)	48
Other	135	—	6	(141)	—

	$2,862	$(606)	$1,695	$(853)	$3,098

Note 5. Allowance for Loan Losses, continued

The following table indicates the allocation of the allowance for loan losses based on loans evaluated specifically for impairment and loans evaluated collectively for the years ended December 31, 2015 and 2014.

	Allowance
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2015 (In thousands)

Commercial	$42	$209	$251
Real Estate
Construction and land development	—	54	54
Residential, 1-4 families	39	126	165
Residential, 5 or more families	—	104	104
Farmland	—	—	—
Nonfarm, nonresidential	—	1,645	1,645
Agricultural	—	—	—
Consumer	—	—	—
Other	—	—	—

Ending balance	$81	$2,138	$2,219

December 31, 2014 (In thousands)

Commercial	$—	$109	$109
Real Estate
Construction and land development	—	163	163
Residential, 1-4 families	—	135	135
Residential, 5 or more families	—	232	232
Farmland	—	—	—
Nonfarm, nonresidential	1,443	968	2,411
Agricultural	—	—	—
Consumer	—	48	48
Other	—	—	—

Ending balance	$1,443	$1,655	$3,098

Note 5. Allowance for Loan Losses, continued

The following table indicates the allocation of loans evaluated specifically for impairment and loans evaluated collectively for the years ended December 31, 2015 and 2014.

	Loans
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
December 31, 2015 (In thousands)
Commercial	$42	$39,922	$39,964
Real Estate
Construction and land development	—	8,409	8,409
Residential, 1-4 families	89	39,236	39,325
Residential, 5 or more families	—	10,041	10,041
Farmland	—	3,887	3,887
Nonfarm, nonresidential	1,662	57,667	59,329
Agricultural	—	1,661	1,661
Consumer	—	982	982
Other	—	3,856	3,856

Ending balance	$1,793	$165,661	$167,454

December 31, 2014 (In thousands)
Commercial	$—	$47,504	$47,504
Real Estate
Construction and land development	—	8,285	8,285
Residential, 1-4 families	—	32,920	32,920
Residential, 5 or more families	793	9,832	10,625
Farmland	—	7,097	7,097
Nonfarm, nonresidential	4,738	51,753	56,491
Agricultural	—	2,433	2,433
Consumer	—	809	809
Other	—	3,863	3,863

Ending balance	$5,531	$164,496	$170,027

Note 6. Bank Premises and Equipment

Bank premises and equipment included in the Consolidated Balance Sheets are as follows:

	2015	2014
December 31, (In thousands)
Land	$1,272	$1,272
Bank premises	3,351	4,269
Furniture and equipment	3,338	3,382

Total	7,961	8,923
Less accumulated depreciation	(2,592)	(3,147)

Bank premises and equipment, net	$5,369	$5,776

Depreciation expense was $696 thousand and $565 thousand for the years ended December 31, 2015 and 2014, respectively.

The Bank has entered into long-term leases for two of its branch banking facilities under agreements accounted for as operating leases. The Salem lease was renewed in 2014 and expires in 2019; the Willis lease was renewed in 2015 and expires in 2018. Rental expense was $61 thousand and $59 thousand for 2015 and 2014, respectively. Future minimum lease payments are as follows:

(In thousands)
2016	$63
2017	65
2018	66
2019	39
2020	—
Years thereafter	—

Total	$233

Note 7. Deposits

The composition of deposits is as follows:

	2015	2014
December 31, (In thousands)
Demand deposits, noninterest bearing	$39,505	$39,785
Interest bearing and money market accounts	53,907	47,469
Savings deposits	33,099	32,468
Time certificates $250 thousand or more	10,975	18,109
Other time certificates	84,586	97,279

Total deposits	$222,072	$235,110

At December 31, 2015, the scheduled maturities of time deposits are as follows:

(In thousands)
2016	$40,068
2017	26,066
2018	10,506
2019	8,400
2020	10,521

Total	$95,561

Note 8. Borrowings

The Company has established various credit facilities to provide additional liquidity if and as needed. These include unsecured lines of credit with correspondent banks totaling $2.0 million, a secured line of credit with the Federal Home Loan Bank of Atlanta of approximately $38.9 million and a secured line of credit with Raymond James of $5.0 million. Additional amounts are available from both the Federal Home Loan Bank and Raymond James with additional collateral. At December 31, 2015 there was $16.0 million outstanding under these agreements and at December 31, 2014 there was $20.0 million outstanding under these agreements. Collateral pledged to the Federal Home Loan Bank in the form of securities was $28.7 million and $34.8 million, at December 31, 2015 and 2014, respectively.

Note 9. Employee Benefit Plan

The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (“The Pentegra DB Plan”), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413 (C) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

FUNDED STATUS (MARKET VALUE OF PLAN ASSETS DIVIDED BY FUNDING TARGET) AS OF JULY 1,

Source	2015 Valuation Report	2014 Valuation Report
Bank of Floyd Plan	114.47%	120.47%

EMPLOYER CONTRIBUTIONS

The following plan exepenses were paid by the Cardinal Bankshares Corporation during the fiscal years ending December 31,

2015		2014
Date Paid	Amount	Date Paid	Amount
12/01/2015	$48,655	12/10/2014	$42,670

Total	$48,655		$42,670

Note 10. Supplemental Executive Retirement Plan

The Bank is owner and beneficiary of life insurance policies on certain directors. Policy cash values, net of policy loans, totaled $51 thousand and $49 thousand at December 31, 2015 and 2014, respectively.

The Bank adopted supplemental executive plans to provide benefits for two former members of management. Aggregate annual payments of $69 thousand are payable for 20 years, beginning subsequent to the executive’s last day of employment. The liability is calculated by discounting the anticipated future cash flows at 6.00% and 7.50%, respectively. The liability accrued for this obligation was $707 thousand and $727 thousand at December 31, 2015 and December 31, 2014, respectively. Charges to income amounted to $33 thousand and $(56) thousand for 2015 and 2014, respectively. These plans are unfunded. However, life insurance has been acquired in amounts sufficient to discharge the obligations of the agreements.

Note 11. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Consolidated Cash and due from banks, interest-bearing deposits in banks, federal funds sold and accrued interest: The carrying amounts reported in the consolidated balance sheet for these items approximate their fair values.

Securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. The carrying values of restricted equity securities approximate fair values based on the redemption provisions of the correspondent banks.

Loans and interest receivable: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. The carrying amount of accrued interest receivable approximates its fair value.

Bank owned life insurance: The cash values of these policies are estimates using information provided by insurance carriers. The policies are carried at their cash surrender value, which approximates fair value.

Deposit and interest liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

FHLB advances: The fair values for long term borrowings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long term borrowings to the contractual maturities on such long term borrowings.

Note 11. Fair Value of Financial Instruments, continued

The estimated fair values of the Company’s financial instruments are as follows:

December 31, 2015	Carrying Value December 31,	Quoted Prices In Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	2015	(Level 1)	(Level 2)	(Level 3)	Balance
Financial assets
Cash and due from banks	$4,238	$4,238	$—	$—	$4,238
Interest-bearing deposits with banks	9,191	9,191	—	—	9,191
Securities, available for sale	65,264	—	65,244	20	65,264
Restricted equity securities	1,322	—	1,322	—	1,322
Loans, net	165,484	—	—	170,429	170,429
Bank owned life insurance	6,635	—	6,635	—	6,635
Accrued interest receivable	620	—	620	—	620
Financial liabilities
Deposits	222,072	—	210,954	—	210,954
FHLB advances	16,000	—	16,000	—	16,000
Accrued interest payable	36	—	36	—	36

December 31, 2014	Carrying Value December 31,	Quoted Prices In Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	2014	(Level 1)	(Level 2)	(Level 3)	Balance
Financial assets
Cash and due from banks	$3,578	$3,578	$—	$—	$3,578
Interest-bearing deposits with banks	6,034	6,034	—	—	6,034
Securities, available for sale	82,845	—	82,825	20	82,845
Restricted equity securities	1,535	—	1,535	—	1,535
Loans, net	166,964	—	—	169,783	169,783
Bank owned life insurance	6,737	—	6,737	—	6,737
Accrued interest receivable	669	—	669	—	669
Financial liabilities
Deposits	235,110	—	224,943	—	224,943
FHLB advances	20,000	—	20,000	—	20,000
Accrued interest payable	57	—	57	—	57

GAAP provides a framework for measuring and disclosing fair value which requires disclosures about the fair value of assets and liabilities recognized in the consolidated balance sheet, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Note 11. Fair Value of Financial Instruments, continued

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1	-	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2	-	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3	-	Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the counter markets and money market funds. Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include investment in community bank stock.

Loans

The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific allowance represents loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the foreclosed asset as nonrecurring Level 2.

Note 11. Fair Value of Financial Instruments, continued

When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the foreclosed asset as nonrecurring Level 3.

Assets and Liabilities Recorded as Fair Value on a Recurring Basis

The tables below present the recorded amount of assets measured at fair value on a recurring basis.

2015 (In thousands)	Total	Level 1	Level 2	Level 3
Government sponsored enterprises	$16,535	$—	$16,535	$—
State and municipal securities	8,891	—	8,891	—
Mortgage-backed securities	38,808	—	38,808	—
Other securities	1,030	—	1,010	20

Total assets at fair value	$65,264	$—	$65,244	$20

2014 (In thousands)	Total	Level 1	Level 2	Level 3
Government sponsored enterprises	$17,998	$—	$17,998	$—
State and municipal securities	10,544	—	10,544	—
Mortgage-backed securities	53,278	—	53,278	—
Other securities	1,025	—	1,005	20

Total assets at fair value	$82,845	$—	$82,825	$20

There were no liabilities measured at fair value on a recurring basis at December 31, 2015 and 2014.

Assets and Liabilities Recorded as Fair Value on a Nonrecurring Basis

The Company may be required from time to time, to measure certain assets at fair value on a non-recurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the tables below.

2015 (In thousands)	Total	Level 1	Level 2	Level 3
Impaired loans, net	$—	$—	$—	$—
Foreclosed assets	—	—	—	—

2014 (In thousands)	Total	Level 1	Level 2	Level 3
Impaired loans, net	$384	$—	$—	$384
Foreclosed assets	735	—	—	735

Note 11. Fair Value of Financial Instruments, continued

Qualitative information about Level 3 fair value measurements for December 31, 2015 and 2014 are as follows:

2015 (In thousands)	Fair Value	Valuation Techniques(s)	Unobservable Inputs	Range (Wtd. Average)
Assets
Impaired Loans, net	$—	Internal Evaluations	Discount for Marketability	8%	(8%)
Other Real Estate Owned	—	Discounted Appraisal	Discount for Marketability	40%	(40%)
			Selling Costs	10%	(10%)

2014 (In thousands)	Fair Value	Valuation Techniques(s)	Unobservable Inputs	Range (Wtd. Average)
Assets
Impaired Loans, net	$384	Internal Evaluations	Discount for Marketability	8%	(8%)
Other Real Estate Owned	735	Discounted Appraisal	Discount for Marketability	40%	(40%)
			Selling Costs	10%	(10%)

There were no liabilities measured at fair value on a nonrecurring basis at December 31, 2015 and 2014.

Note 12. Income Taxes

The components of income tax expense (benefit) are as follows:

Years ended December 31, (In thousands)	2015	2014
Current taxes – federal	$—	$—
Deferred taxes – federal	21	(18)
Deferred tax asset valuation change	(21)	18

Income tax expense	$—	$—

A reconciliation of the expected income tax expense computed by applying the federal statutory rate of 34% to income included in the consolidated statements of operations follows:

Years ended December 31, (In thousands)	2015	2014
Expected tax expense	$170	$97
Tax exempt interest	(65)	(64)
Income on bank owned life insurance	(92)	(56)
Other	8	5
Deferred tax asset valuation change	(21)	18

Income tax expense (benefit)	$—	$—

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and does not believe it has any liability related to uncertain tax positions. The Company’s policy is to classify any interest or penalties recognized as interest expense or noninterest expense, respectively. The years ended December 31, 2015, 2014, 2013 and 2012 remain open for audit by all major jurisdictions.

Note 12. Income Taxes, continued

The tax effects of temporary timing differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31, (In thousands)	2015	2014
Deferred tax assets
Allowance for loan and other real estate losses	$—	$14
Interest on non-accrual loans	—	585
Employee benefit liabilities	359	361
Alternative minimum tax carry forward	252	252
Other-than-temporary impairment valuation	61	61
Other	36	24
Capital loss carry forward	99	99
Net operating loss carry forward	5,020	4,219
Net unrealized losses on securities available for sale	361	348

Total deferred tax assets	6,188	5,963

Deferred tax liabilities
Allowance for loan and other real estate losses	$(151)	$—
Deferred loan interest, costs	(85)	(12)
Depreciation	(388)	(380)
Accretion of discount on investment securities	(41)	(40)

Total deferred tax liabilities	(665)	(432)

Deferred tax asset valuation allowance	(5,162)	(5,183)

Net deferred tax asset (liability)	$361	$348

Deferred tax assets or liabilities are initially recognized for differences between the financial statement carrying amount and the tax basis of asset and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established, as applicable, to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax benefits will be realized. See the “Deferred Tax Asset” section of Note 1 above for additional information.

Note 13. Commitments and Contingencies

Litigation

Various legal claims arise from time to time in the normal course of business. In the opinion of management, there are no such claims that will have a material effect on the Company’s consolidated financial statements.

Financial Instruments with Off-Balance Sheet Risk

The Company’s exposure to loan loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of commitments at December 31 is as follows:

December 31, (In thousands)	2015	2014
Commitments to extend credit	$15,886	$21,743
Standby letters of credit	423	373

	$16,309	$22,116

Note 13. Commitments and Contingencies, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis.

The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential or investment real estate and commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances, which the Company deems necessary.

Concentrations of Credit Risk

The majority of the Company’s loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Company’s market area. The majority of such customers are depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Company’s market area. The concentrations of credit by type of loan are set forth in the Loans Receivable note. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Company, as a matter of practice, does not extend credit to any single borrower or group of related borrowers in excess of approximately $3.9 million.

Although the Company has a reasonably diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon economic conditions in and around the counties of Carroll, Floyd, Grayson, Montgomery, Pulaski, and Roanoke, Virginia and the Cities of Galax, Radford, Roanoke, and Salem, Virginia. A significant amount of the real estate loans set forth in the Loans Receivable note are secured by commercial real estate. The Company has loan concentrations relating to non-residential non-owner occupied real estate. Total loans to this group amounted to $26.6 million at December 31, 2015 and $36.3 million at December 31, 2014. The Company also has loan concentrations relating to non-residential owner occupied real estate. Total loans to this group amounted to $34.9 million at December 31, 2015 and $45.7 million at December 31, 2014. The Company has loan concentrations relating to hotels and motels. Total loans to this group amounted to $11.2 million at December 31, 2015 and $12.3 million at December 31, 2014. In addition, the Company has loan concentrations relating to Live Oak Bank. Total loans to this group amounted to $35.1 million at December 31, 2015 and $33.2 million at December 31, 2014 and are included in the “Commercial” classification. The Company has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Note 14. Regulatory Matters

Dividends

The Company’s dividend payments are made from dividends received from the Bank. The Bank, as a Virginia banking corporation, may pay dividends only out of its retained earnings. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank. Prior to distributing dividends the Bank must receive prior approval from the Federal Reserve.

Capital Requirements

The federal banking agencies have adopted regulations that substantially amend the capital regulations applicable to the Bank. These regulations implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act.

Note 14. Regulatory Matters, continued

Effective January 1, 2015 (with some changes transitioned into full effectiveness over two to four years), the Bank became subject to new capital requirements adopted by the Federal Reserve Bank. These new requirements create a new required ratio for common equity Tier 1 (“CET1”) capital, increase the leverage and Tier 1 capital ratios, change the risk weight of certain assets for purposes of the risk-based capital ratios, create an additional capital conservation buffer over the required capital ratios and change what qualifies as capital for purposes of meeting these various capital requirements. Beginning in 2016, failure to maintain the required capital conservation buffer will limit the ability of the Bank to pay dividends, repurchase shares or pay discretionary bonuses. The Company is exempt from consolidated capital requirements as those requirements do not apply to certain companies with assets under $1 billion.

Under the new capital regulations, the minimum capital ratios are: (1) CET1 capital ratio of 4.5% of risk-weighted assets; (2) a Tier 1 capital ratio of 6.0% of risk-weighted assets: (3) a total capital ratio of 8.0% of risk-weighted assets; and (4) a leverage ratio of 4.0%. CET1 generally consists of common stock and retained earnings, subject to applicable regulatory adjustments and deductions.

There are a number of changes in what constitutes regulatory capital, some of which are subject to transition periods. These changes include the phasing-out of certain instruments as qualifying capital. The Bank does not use any of these instruments. Under the new requirements for total capital, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of CET1 will be deducted from capital. The Bank has elected to permanently opt-out of the inclusion of accumulated other comprehensive income in our capital calculations, as permitted by the regulations. This opt-out will reduce the impact of market volatility on our regulatory capital levels.

The new requirements also include changes in the risk-weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (increased from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and for non-residential mortgage loans that are 90 days past due or otherwise in non-accrual status; a 20% (increased from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; a 250% risk weight (increased from 100%) for mortgage servicing and deferred tax assets that are not deducted from capital; and increased risk weights (0% to 600%) for equity exposures.

In addition to the minimum CETI, Tier 1 and total capital ratios, the Bank will have to maintain a capital conservation buffer consisting of additional CETI capital greater than 2.5% of risk-weighted assets above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses based on percentages of eligible retained income that could be utilized for such actions. This new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented in January 2019.

The FRB’s prompt corrective action standards also changed effective January 1, 2015. Under the new standards, in order to be considered well-capitalized, the Bank must have a CETI ratio of 6.5% (new), a Tier 1 ratio of 8.0% (increased from 6.0%), a total risk-based capital ratio of 10.0% (unchanged) and a leverage ratio of 5.0% (unchanged). The Bank meets all these new requirements, including the full capital conservation buffer. Prompt corrective action provisions are not applicable to holding companies. The capital ratios of the holding company are essentially the same as those of the Bank, as the Bank is its only significant asset.

Note 14. Regulatory Matters, continued

Capital Requirements, continued

The Company and the Bank’s actual capital amounts and ratios are presented in the following table.

					Minimum To Be Well
			Minimum		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
In thousands	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2015
CE Tier 1 capital to risk-weighted assets Consolidated	$21,507	12.30%	$7,870	4.50%	n/a	n/a
Bank of Floyd	19,713	11.32%	7,833	4.50%	$11,314	6.50%
Total capital to risk-weighted assets Consolidated	$23,693	13.55%	$13,991	8.00%	n/a	n/a
Bank of Floyd	21,884	12.57%	13,925	8.00%	$17,407	10.00%
Tier I capital to risk-weighted assets Consolidated	21,507	12.30%	10,493	6.00%	n/a	n/a
Bank of Floyd	19,713	11.32%	10,444	6.00%	13,925	8.00%
Tier I capital to average assets Consolidated	21,507	8.21%	10,483	4.00%	n/a	n/a
Bank of Floyd	19,713	7.57%	10,410	4.00%	13,012	5.00%

December 31, 2014
Total capital to risk-weighted assets Consolidated	$23,257	12.99%	$14,324	8.00%	n/a	n/a
Bank of Floyd	21,102	11.90%	14,182	8.00%	$17,728	10.00%
Tier I capital to risk-weighted assets Consolidated	21,008	11.73%	7,162	4.00%	n/a	n/a
Bank of Floyd	18,876	10.65%	7,091	4.00%	10,637	6.00%
Tier I capitalto average assets Consolidated	21,008	7.66%	10,975	4.00%	n/a	n/a
Bank of Floyd	18,876	6.94%	10,875	4.00%	13,593	5.00%

Note 15. Transactions with Related Parties

The Company has entered into transactions with its directors, significant shareholders and their affiliates (related parties).

Aggregate loan transactions with related parties were as follows:

December 31, (In thousands)	2015	2014
Balance, beginning	$1,034	$420
Additions	—	755
Repayments	(904)	(141)

Balance, ending	$130	$1,034

Deposit transactions with related parties were $1.3 million and $1.7 million at December 31, 2015 and 2014, respectively.

Note 16. Parent Company Financial Information

Condensed financial information of Cardinal Bankshares Corporation is presented as follows:

Balance Sheets

December 31, (In thousands)	2015	2014
Assets
Cash and due from banks	$831	$427
Investment securities available for sale, at fair value	20	20

Total loans	1,016	1,245
Allowance for loan losses	(48)	(49)

Net loans	968	1,196

Investment in affiliate bank, at equity	19,012	18,203
Foreclosed assets	—	484
Other assets	2	3

Total assets	$20,833	$20,333

Liabilities
Other liabilities	$26	$—

Total liabilities	26	—

Stockholders’ equity
Common stock	15,357	15,357
Additional paid-in capital	2,925	2,925
Retained earnings	3,225	2,726
Accumulated other comprehensive (loss)	(700)	(675)

Total stockholders’ equity	20,807	20,333

Total liabilities and stockholders’ equity	$20,833	$20,333

Note 16. Parent Company Financial Information, continued

Statements of Operations

Years ended December 31, (In thousands)	2015	2014
Income
Interest on loans	$43	$40

Total income	43	40

Expenses
Management and professional fees	13	12
(Recovery of) provision for loan losses	(1)	(107)
Foreclosed assets, net	227	—
Other expenses	141	13

Total expenses	380	(82)

Income (loss) before income tax expense and equity in undistributed net income of subsidiaries	(337)	122
Income tax expense	—	—

Income (loss) before equity in undistributed net income (loss) of subsidiaries	(337)	122
Equity in undistributed net income of subsidiaries	836	164

Net income	$499	$286

Note 16. Parent Company Financial Information, continued

Statements of Cash Flows

Years ended December 31, (In thousands)	2015	2014
Cash flows from operating activities
Net income	$499	$286
Adjustments to reconcile net income to net cash used in operating activities:
(Recovery of) provision for loan losses	(1)	(107)
Writedowns on foreclosed assets	357	—
Gain on sales of foreclosed assets	(130)	—
Equity in undistributed (income) loss of subsidiaries	(836)	(164)
Net change in other assets	2	(2)
Net change in other liabilities	26	(55)

Net cash used in operating activities	(83)	(42)

Cash flows from investing activities
Net increase (decrease) in loans	230	(460)
Proceeds from sales of foreclosed assets	257	436

Net cash provided by (used in) investing activities	487	(24)

Cash flows from financing activities
Net cash used in financing activities	—	—

Net increase (decrease) in cash and cash equivalents	404	(66)
Cash and cash equivalents, beginning	427	493

Cash and cash equivalents, ending	$831	$427

Note 17. Subsequent Events

Management has evaluated subsequent events through March 7, 2016, the date which the financial statements were available to be issued.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

Cardinal Bankshares, Inc.

Floyd, Virginia

We have audited the accompanying consolidated financial statements of Cardinal Bankshares, Inc. Subsidiary (the “Company”), which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Bankshares, Inc. and Subsidiary as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The prior year consolidated financial statements were audited by a predecessor auditor. The predecessor auditor’s report dated March 26, 2015, expressed an unqualified opinion on the consolidated financial statements and the results of operations and cash flows for the year ended December 31, 2014.

CERTIFIED PUBLIC ACCOUNTANTS

March 7, 2016

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Cardinal Bankshares Corporation

Floyd, Virginia

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Cardinal Bankshares Corporation and subsidiary, which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Bankshares Corporation and subsidiary as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Winchester, Virginia

March 26, 2015

APPENDIX A

AGREEMENT AND PLAN OF MERGER

among

GRAYSON BANKSHARES, INC.

and

CARDINAL BANKSHARES CORPORATION

and

PARKWAY ACQUISITION CORP.

November 6, 2015

ARTICLE I Certain Definitions	A-1

1.01. Certain Definitions	A-1

ARTICLE II The Merger	A-7

2.01. The Merger	A-7

2.02. Effective Date and Effective Time	A-8

2.03. Tax Consequences	A-8

2.04. Appraisal Rights	A-8

ARTICLE III The Bank Merger	A-9

3.01. The Bank Merger	A-9

3.02. Effective Date and Effective Time	A-9

ARTICLE IV Consideration; Exchange Procedures	A-9

4.01. Merger Consideration	A-9

4.02. Rights as Shareholders; Stock Transfers	A-10

4.03. Fractional Shares	A-10

4.04. Exchange Procedures	A-10

4.05. Withholding Rights	A-11

4.06. Anti-Dilution Provisions	A-12

ARTICLE V Actions Pending the Effective Time	A-12

5.01. Forbearances of Grayson Bankshares and Cardinal Bankshares	A-12

5.02. Forbearances of Buyer	A-15

ARTICLE VI Representations and Warranties	A-15

6.01. Disclosure Schedules	A-15

6.02. Standard	A-16

6.03. Representations and Warranties of Grayson Bankshares	A-16

A-i

6.04 Representations and Warranties of Cardinal Bankshares	A-19

6.05 Representations and Warranties of Buyer	A-22

ARTICLE VII Covenants	A-22

7.01 Reasonable Best Efforts	A-22

7.02 Shareholder Approvals	A-22

7.03 Registration Statement	A-23

7.04 Press Releases	A-24

7.05 Access; Information	A-24

7.06 Acquisition Proposals	A-25

7.07 Takeover Laws	A-26

7.08 Regulatory Applications	A-26

7.09 Indemnification	A-27

7.10 Benefit Plans	A-29

7.11 Notification of Certain Matters	A-31

7.12 Compliance with Laws	A-31

7.13 Retention Bonus Pool	A-31

ARTICLE VIII Conditions to Consummation of the Merger	A-31

8.01 Conditions to Each Party’s Obligation to Effect the Merger	A-31

8.02 Conditions to Obligation of Grayson Bankshares	A-32

8.03 Conditions to Obligation of Cardinal Bankshares	A-32

ARTICLE IX Termination	A-33

9.01 Termination	A-33

9.02 Effect of Termination and Abandonment	A-35

9.03 Fees and Expenses	A-36

A-ii

ARTICLE X Miscellaneous	A-37

10.01 Survival	A-37

10.02 Waiver; Amendment	A-37

10.03 Assignment	A-37

10.04 Counterparts; Execution by Electronic Means	A-37

10.05 Governing Law; Venue; Jury Trial Waiver	A-37

10.06 Expenses	A-38

10.07 Notices	A-38

10.08 Entire Understanding; No Third Party Beneficiaries	A-39

10.09 Severability	A-39

10.10 Disclosures	A-39

10.11 Interpretation; Effect	A-40

10.12 Publicity	A-40

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of November 6, 2015, (this “Agreement”), by and among GRAYSON BANKSHARES, INC. (“Grayson Bankshares”), CARDINAL BANKSHARES CORPORATION (“Cardinal Bankshares”) and PARKWAY ACQUISITION CORP. (“Buyer”).

RECITALS

A. Grayson Bankshares. Grayson Bankshares is a Virginia corporation, having its principal place of business in Independence, Virginia.

B. Cardinal Bankshares Corporation. Cardinal Bankshares is a Virginia corporation, having its principal place of business in Floyd, Virginia.

C. Buyer. Buyer is a Virginia corporation, that has not conducted any business to date and that was formed solely for the purposes of this Agreement and the transactions contemplated hereunder. At the Effective Time Buyer will become a bank holding company.

D. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

E. Transaction. In accordance with the terms of this Agreement, Grayson Bankshares and Cardinal Bankshares will merge with and into the Buyer, and immediately thereafter the Bank of Floyd will be merged with and into Grayson National Bank, and the surviving bank will be a wholly owned subsidiary of Buyer.

F. Board Action. The respective Boards of Directors of each of Buyer, Grayson Bankshares and Cardinal Bankshares have (i) determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) adopted a resolution approving this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

Certain Definitions

1.01. Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Agreement” has the meaning set forth in Section 9.03(a).

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Grayson Bankshares or Cardinal Bankshares or any of their Significant Subsidiaries or any proposal or offer to acquire equity interests representing 24.99% or more of the voting power of, or at least 24.99% of the assets or deposits of, Grayson Bankshares or Cardinal Bankshares or any of their Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Bank Merger” has the meaning set forth in Section 3.01(a).

“Bank Merger Agreement” means the Agreement and Plan of Merger of Bank of Floyd with and into Grayson National Bank, attached as Exhibit B.

“Bank Merger Effective Date” has the meaning set forth in Section 3.02.

“Bank of Floyd” means Bank of Floyd, a commercial bank chartered under the laws of Virginia.

“BHC Act” has the meaning set forth in Section 6.03(b)(1).

“Book-Entry Shares” has the meaning set forth in Section 4.04(a).

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Board” means the Board of Directors of Buyer.

“Buyer Bylaws” means the Bylaws of Buyer.

“Buyer Certificate” means the Articles of Incorporation, as amended, of Buyer.

“Buyer Common Stock” means the voting common stock, no par value, of Buyer.

“Cardinal Bankshares” has the meaning set forth in the preamble to this Agreement.

“Cardinal Bankshares Board” means the Board of Directors of Cardinal Bankshares.

“Cardinal Bankshares Bylaws” means the Bylaws of Cardinal Bankshares.

“Cardinal Bankshares Certificate” means the Articles of Incorporation of Cardinal Bankshares, as amended.

“Cardinal Bankshares Common Stock” means the common stock of Cardinal Bankshares.

“Cardinal Bankshares Financial Statements” has the meaning set forth in Section 6.04(i).

“Cardinal Bankshares Meeting” has the meaning set forth in Section 7.02(b).

“Cardinal Disclosure Schedule” has the meaning set forth in Section 6.01.

“Code” has the meaning set forth in the recitals.

“Compensation and Benefit Plans” means all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee, current or former consultant or current or former director participates or to which any such employees, consultants or directors are a party.

“Confidentiality Agreement” means that certain confidentiality agreement between Grayson Bankshares and Cardinal Bankshares dated July 7, 2015.

“Disclosure Schedules” has the meaning set forth in Section 6.01.

“Dissenting Shares” has the meaning set forth in Section 2.04(a).

“DOL” means the United States Department of Labor.

“Effective Date” has the meaning set forth in Section 2.02.

“Effective Time” means the effective time of the Merger, as provided for in Section 2.02.

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section (i)(iii) of Exhibit C to this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means Registrar and Transfer Company.

“Exchange Fund” has the meaning set forth in Section 4.04(a).

“FDIC” has the meaning set forth in Section 6.03(d).

“Fee” has the meaning set forth in Section 9.03(a).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Grayson Disclosure Schedule” has the meaning set forth in Section 6.01.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Grayson Bankshares” has the meaning set forth in the preamble to this Agreement.

“Grayson Bankshares Board” means the Board of Directors of Grayson Bankshares.

“Grayson Bankshares Bylaws” means the Bylaws of Grayson Bankshares.

“Grayson Bankshares Certificate” means the Articles of Incorporation of Grayson Bankshares, as amended.

“Grayson Bankshares Common Stock” means the common stock, par value $1.25 per share, of Grayson Bankshares.

“Grayson Bankshares Financial Statements” has the meaning set forth in Section 6.03(i).

“Grayson Bankshares Meeting” has the meaning set forth in Section 7.02(a).

“Grayson National Bank” means Grayson National Bank, a commercial bank chartered under the laws of the United States and a wholly owned direct subsidiary of Grayson Bankshares.

“Indemnified Party” has the meaning set forth in Section 7.10(a).

“Insurance Amount” has the meaning set forth in Section 7.09(a).

“Intellectual Property” has the meaning set forth in Section (v) of Exhibit C to the Agreement.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Loans” has the meaning set forth in Section (u) of Exhibit C to this Agreement.

“Material Adverse Effect” means, with respect to Cardinal Bankshares or Grayson Bankshares, any event, change, effect, development, state of facts, condition, circumstances or occurrence that, individually or in the aggregate, (i) is material and adverse to the financial position, results of operations or business of Cardinal Bankshares and its Subsidiaries taken as a whole or Grayson Bankshares and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Cardinal Bankshares or Grayson Bankshares to perform its respective obligations under this Agreement or seeks to enjoin the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Material Adverse Effect shall not include the impact of (a) changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities except to the extent that such changes have a disproportionate impact on Cardinal Bankshares or Grayson Bankshares, as the case may be, relative to the overall effects on the banking industry, (b)

changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent that such changes have a disproportionate impact on Cardinal Bankshares or Grayson Bankshares, as the case may be, relative to the overall effects on the banking industry, (c) changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on Cardinal Bankshares or Grayson Bankshares, as the case may be, relative to the overall effects on the banking industry, (d) any modifications or changes to valuation policies and practices in connection with the Merger in accordance with GAAP, (e) actions and omissions of Cardinal Bankshares or Grayson Bankshares taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (f) any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters, (g) failure of Cardinal Bankshares or Grayson Bankshares to meet any internal financial forecasts or any earnings projections (whether made by Cardinal Bankshares or Grayson Bankshares or any other Person), (h) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, or (i) the effects of compliance with this Agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by this Agreement.

“Merger” has the meaning set forth in Section 2.01(a).

“Merger Consideration” has the meaning set forth in Section 4.01(a).

“National Bank Act” means the National Bank Act, as amended, and the regulations of the OCC thereunder.

“New Certificate” has the meaning set forth in Section 4.04(a).

“OCC” means the Office of the Comptroller of the Currency.

“Old Certificate” has the meaning set forth in Section 4.04(a).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has the meaning set forth in Section (i)(ii) of Exhibit C to this Agreement.

“Person” means any individual, bank, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Plan of Merger” means the Plan of Merger in the form hereof attached as Exhibit A.

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule.

“Property Lease” has the meaning set forth in Section (q) of Exhibit C to this Agreement.

“Proxy Statement” has the meaning set forth in Section 7.03(a).

“Registration Statement” has the meaning set forth in Section 7.03(a).

“Regulatory Authority” and “Regulatory Authorities” have the meaning set forth in Section (f)(i) of Exhibit C to this Agreement.

“Regulatory Communication” has the meaning set forth in Section 7.09(a).

“Rights” means, with respect to any Person, securities, agreements, plans (including any employee stock purchase plans, dividend reinvestment plans or other equity plans) or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means any registration statement, prospectus, report, schedule and definitive proxy statement and other documents filed with or furnished to the SEC by Buyer or Grayson Bankshares or any of their Subsidiaries pursuant to the Securities Act or Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Significant Subsidiary” has the meaning ascribed to it in Rule 1-02 (x) and (w) of Regulation S-X of the SEC.

“Subsidiary” has the meaning ascribed to it in Rule 1-02 (x) and (w) of Regulation S-X of the SEC.

“Superior Proposal” has the meaning set forth in Section 9.01(h).

“Surviving Corporation” has the meaning set forth in Section 2.01(a).

“Takeover Laws” has the meaning set forth in Section 7.07.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Tax Return” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“VSCA” means the Virginia Stock Corporation Act, as amended.

“VSCC” means the State Corporation Commission of the Commonwealth of Virginia.

ARTICLE II

The Merger

2.01. The Merger.

(a) Subject to the terms and conditions hereinafter set forth, including the Plan of Merger substantially in the form attached as Exhibit A, at the Effective Time Grayson Bankshares and Cardinal Bankshares shall merge with and into Buyer (the “Merger”). The separate corporate existence of Grayson Bankshares and Cardinal Bankshares shall cease and Buyer shall survive and continue to exist as a Virginia corporation. Buyer, as the surviving corporation in the Merger, is sometimes referred to herein as the “Surviving Corporation”. Buyer, with written consent from Grayson Bankshares and Cardinal Bankshares, may at any time prior to the Effective Time change the method of effecting the combination with Grayson Bankshares and Cardinal Bankshares (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, that no such change shall (i) alter or change the amount or kind of Merger Consideration, (ii) adversely affect the tax-free treatment of the Merger to Grayson Bankshares’ or Cardinal Bankshares’ shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement; and provided further, that Buyer shall provide Grayson Bankshares and Cardinal Bankshares prior written notice of such change and the reasons therefor.

(b) Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the Merger shall become effective upon (i) the filing with the VSCC articles of merger in accordance with Section 13.1-720 of the VSCA, and the issuance by the VSCC of a certificate of merger relating to the Merger, or (ii) such later date and time as may be set forth in such articles of merger. The Merger shall have the effects prescribed in the VSCA.

(c) The Buyer Certificate and the Buyer Bylaws, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law. Any changes to such Buyer Certificate and Buyer Bylaws from the date of this Agreement to the Effective Time must be approved in writing by Grayson Bankshares and Cardinal Bankshares.

(d) After the Effective Time but before the annual shareholder meeting of the Buyer that next follows the Effective Time, the five members of the Buyer Board who were formerly directors of Cardinal Bankshares as of October 31, 2015 may designate one additional qualified person to become a member of the Buyer Board in accordance with the Buyer Bylaws. The intention of the parties is that the additional director would have a meaningful connection to a part of Bank of Floyd’s present market area that is not presently represented by the Board of Directors of Bank of Floyd. Any such designation will be made after consultation with the entire Buyer Board.

2.02. Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the parties shall cause the effective date of the Merger (the “Effective Date”) to occur on either (i) the fifth business day after the last of the conditions set forth in Article VIII has been satisfied or waived in accordance with the terms of this Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger (or, at the election of the parties to this Agreement, on the last business day of the month in which such fifth business day occurs), or (ii) such other date to which the parties may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the “Effective Time.”

2.03. Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

2.04. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable law, each share of Cardinal Bankshares Common Stock or Grayson Bankshares Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a shareholder who (i) shall not have voted or caused or permitted any of his shares to be voted in favor of the Merger, and (ii) pursuant to Section 13.1-729 et seq. of the VSCA, duly and validly exercises and perfects his, her or its appraisal rights with respect to his, her or its shares of Cardinal Bankshares Common Stock or Grayson Bankshares Common Stock, respectively (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but, instead, the holder thereof, with respect to such Dissenting Shares, shall be entitled to payment in cash from the Buyer of the appraised value of the Dissenting Shares in accordance with the provisions of the VSCA. If any such holder shall have failed to duly and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Cardinal Bankshares Common Stock or Grayson Bankshares Common Stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement. Each of Cardinal Bankshares and Grayson Bankshares will provide prompt notice to the other of any written demands received by it for appraisal of shares of Cardinal Bankshares Common Stock or Grayson Bankshares Common Stock, respectively, attempted withdrawals of such demands and any other instruments served on and received by them pursuant to the VSCA, and the opportunity to participate in and direct all negotiations and proceedings with respect to any demands for appraisal under the VSCA. Neither of Cardinal Bankshares or Grayson Bankshares shall, except with the prior written consent of the other, make any payment with respect to any demands for appraisal, settle or offer to settle any such demands, or approve any withdrawal of any such demands.

ARTICLE III

The Bank Merger

3.01. The Bank Merger.

(a) After the Effective Time, Bank of Floyd, a wholly owned subsidiary of Cardinal Bankshares, shall merge with and into Grayson National Bank, a wholly owned subsidiary of Grayson Bankshares (the “Bank Merger”), pursuant to the terms and conditions of the Bank Merger Agreement substantially in the form attached as Exhibit B. The separate existence of Bank of Floyd shall cease and Grayson National Bank shall survive and continue to exist as a banking corporation chartered under the laws of the United States. The parties expect that after the Effective Time Grayson National Bank will change its name or operate under a trade name determined through a brand development process led by executive management and approved by the Buyer Board. The Bank Merger shall not adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or materially impede or delay consummation of the Merger.

(b) The Bank Merger shall have the effects as set forth in the National Bank Act and, to the extent applicable, the banking law of the Commonwealth of Virginia and the VSCA.

3.02. Effective Date and Effective Time. The Bank Merger shall not be a condition to the consummation of the Merger. The parties shall use reasonable efforts to cause the effective date of the Bank Merger (the “Bank Merger Effective Date”) to occur on or as soon as reasonably practicable after the Effective Date or such later date to which the parties may agree in writing.

ARTICLE IV

Consideration; Exchange Procedures

4.01. Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a) Merger Consideration. Subject to the limitations set forth in this Agreement, each issued and outstanding share of Grayson Bankshares Common Stock shall be converted into 1.76 shares of Buyer Common Stock (the “Grayson Exchange Ratio”), and each issued and outstanding shares of Cardinal Bankshares Common Stock shall be converted into 1.30 shares of Buyer Common Stock (the “Cardinal Exchange Ratio”). The shares of Buyer Common Stock to be issued to holders of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock under this Section 4.01(a) are referred to as the “Merger Consideration.” Buyer shall not be required to issue more than 3,025,384 shares of its common stock to holders of Grayson Bankshares Common Stock or more than 1,966,453 shares of its common stock to holders of Cardinal Bankshares Common Stock.

(b) Outstanding Buyer Stock. At the Effective Time each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time and any Rights relative to Buyer shall be canceled pursuant to the Plan of Merger.

4.02. Rights as Shareholders; Stock Transfers.

(a) At the Effective Time, holders of Grayson Bankshares Common Stock shall cease to be, and shall have no rights as, shareholders of Grayson Bankshares, other than to receive the Merger Consideration and any dividend or other distribution with respect to such Grayson Bankshares Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article IV. After the Effective Time, there shall be no transfers on the stock transfer books of Grayson Bankshares or the Surviving Corporation of shares of Grayson Bankshares Common Stock.

(b) At the Effective Time, holders of Cardinal Bankshares Common Stock shall cease to be, and shall have no rights as, shareholders of Cardinal Bankshares, other than to receive the Merger Consideration and any dividend or other distribution with respect to such Cardinal Bankshares Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article IV. After the Effective Time, there shall be no transfers on the stock transfer books of Cardinal Bankshares or the Surviving Corporation of shares of Cardinal Bankshares Common Stock.

4.03. Fractional Shares. Buyer shall issue cash in lieu of fractional shares to holders of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock. Buyer will pay the value of such fractional shares in cash on the basis of $10.45 per share of Buyer Common Stock.

4.04. Exchange Procedures.

(a) At or prior to the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates formerly representing shares of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock (“Old Certificates”) and holders of non-certificated shares of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock (“Book-Entry Shares”), for exchange in accordance with this Article IV, (i) certificates representing shares of Buyer Common Stock or non-certificated shares of Buyer Common Stock (collectively, “New Certificates”) and (ii) an amount of cash necessary for payments required by Section 4.03 (the “Exchange Fund”). The Exchange Fund will be distributed in accordance with the Exchange Agent’s normal and customary procedures established in connection with merger transactions.

(b) As soon as practicable after the Effective Time, and in no event later than five business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Old Certificates or Book-Entry Shares a letter of transmittal (which shall specify that no Person shall have the right to receive the Merger Consideration until they proffer the Old Certificates or Book-Entry Shares, or a lost stock affidavit and indemnity in form reasonably satisfactory to the Exchange Agent, to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates or Book-Entry Shares in exchange for the New Certificates that the holders of the Old Certificates or Book-Entry Shares are entitled to receive pursuant to Article IV and any cash in lieu of fractional shares. Upon proper surrender of an Old Certificate or Book-Entry Shares (or delivery of a lost stock affidavit and indemnity) for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor (i) a New Certificate representing that number of whole shares of Buyer Common Stock that such holder has the right to receive pursuant to Article IV and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificates or Book-Entry Shares surrendered pursuant to the provisions of this Article IV and the Old Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) Neither the Exchange Agent nor any party hereto shall be liable to any former holder of Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Buyer Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate or Book-Entry Shares representing shares of Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock converted in the Merger into the right to receive shares of such Buyer Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 4.04. After becoming so entitled in accordance with this Section 4.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock such holder had the right to receive upon surrender of the Old Certificates or Book-Entry Shares.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Grayson Bankshares and Cardinal Bankshares on the business day after the one-year anniversary of the Effective Date shall be paid to Buyer. Any shareholders of Grayson Bankshares or Cardinal Bankshares who have not theretofore complied with this Article IV shall thereafter look only to Buyer for payment of the Merger Consideration, cash in lieu of any fractional shares and unpaid dividends and distributions on Buyer Common Stock deliverable in respect of each share of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

4.05. Withholding Rights. Buyer or the Exchange Agent, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority by or on behalf of Buyer or the Exchange Agent, as the case may be, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Buyer or the Exchange Agent, as the case may be.

4.06. Anti-Dilution Provisions. In the event Grayson Bankshares or Cardinal Bankshares changes (or establishes a record date for changing) the number of shares of their respective common stock issued and outstanding prior to the Effective date as a result of a stock split, reverse stock split, stock dividend, reorganization, recapitalization or similar transaction with respect to the outstanding Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock, as the case may be, or establish a record date prior to the Effective Date with respect to any dividend or other distribution in respect of the Buyer Common Stock other than a cash dividend consistent with past practice, the Merger Consideration shall be proportionately adjusted to provide the holders of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE V

Actions Pending the Effective Time

5.01. Forbearances of Grayson Bankshares and Cardinal Bankshares. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Previously Disclosed, without the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), Grayson Bankshares will not and Cardinal Bankshares will not, and Grayson Bankshares and Cardinal Bankshares shall cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course, fail to use reasonable efforts to preserve intact its assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, make any capital expenditure in excess of $50,000 or take any action reasonably likely to have an adverse effect upon its ability to perform any of its material obligations under this Agreement.

(b) Capital Stock. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights or (ii) agree to do any of the foregoing.

(c) Dividends, Etc. (i) With respect to any period beginning on or after July 1, 2015 make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its common stock in excess of the amount it declared and paid for the six month period ended June 30, 2015 or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock (or obligations convertible into or exchangeable for any shares of capital stock).

(d) Compensation; Employment Agreements; Etc. (i) Enter into or amend or renew any employment, consulting, compensation, severance or similar agreements or arrangements with any director, officer or employee of it or its Subsidiaries, or (ii) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, or consultant, or pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, or consultant; except (A) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (B) individual cash bonus awards in the ordinary course of business consistent with past practice.

(e) Benefit Plans. Except as may be required by applicable law, or to satisfy Previously Disclosed contractual obligations existing as of the date hereof,

(i) establish or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto in respect of any director, officer or employee;

(ii) take any action to fund or in any way secure the payment of compensation or benefits under any Compensation and Benefit Plans;

(iii) enter into any collective-bargaining agreement;

(iv) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Compensation and Benefit Plan; or

(v) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards or any other Rights.

(f) Dispositions. Except as Previously Disclosed, sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

(g) Acquisitions. Except as Previously Disclosed or in the ordinary course of its business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents. Amend its articles of incorporation or bylaws or similar governing documents of any Subsidiary.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable law, GAAP or its Regulatory Authorities.

(j) Contracts. Except in the ordinary course of business consistent with past practice, enter into, terminate or waive any material provisions of any material contract within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or amend or modify any of its existing material contracts.

(k) Claims. Except in the ordinary course of business consistent with past practice (including the commencement or settlement of foreclosure actions in the ordinary course of business), settle any claim, action or proceeding that involves more than $25,000 or consent to any equitable remedy.

(l) Adverse Actions. Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code or any action that is intended to or is reasonably likely to result in any of the conditions to the Merger set forth in Article VIII not being satisfied, be a material violation of any provision of this Agreement or (1) materially delay the consummation of; or (2) affect the ability of any party to consummate the transactions contemplated hereby.

(m) Risk Management. Except as required by applicable law or regulation, or by formal or informal agreements entered into with Regulatory Authorities, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to materially follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person other than in the ordinary course of business (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, borrowings from the Federal Reserve discount window, sales of certificates of deposit and entering into repurchase agreements).

(o) Loans. Before notifying and consulting with Cardinal Bankshares’ or Grayson Bankshares’ Chief Lending Officer, as applicable, make, renew or amend any loan or extension of credit (i) in an amount in excess of $1,000,000, or (ii) that involves a participation or similar multi-lender arrangement.

(p) New Lines of Business. Enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Regulatory Authority.

(q) Investments. Make any equity investment either by purchase of stock or other equity securities or securities convertible into an equity security or contributions to capital.

(r) Investment Portfolio. Restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(s) Tax Returns. File or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability.

(t) Regulatory Actions. Take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Authority or Governmental Authority required for the transactions contemplated hereby.

(u) Commitments. Agree, commit, or adopt any resolutions to do any of the foregoing.

5.02. Forbearances of Buyer. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Cardinal Bankshares and Grayson Bankshares (which consent shall not be unreasonably withheld, delayed or conditioned), Buyer shall not conduct any business or operations or take any actions, other than those business, operations and actions as are necessary to consummate the transactions contemplated by this Agreement.

ARTICLE VI

Representations and Warranties

6.01. Disclosure Schedules. On or prior to the date hereof, Cardinal Bankshares has delivered to Grayson Bankshares a schedule (the “Cardinal Disclosure Schedule”) and Grayson Bankshares has delivered to Cardinal Bankshares a schedule (the “Grayson Disclosure Schedule,” and collectively, the “Disclosure Schedules”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 6.03 or 6.04 or to one or more of its covenants contained in Article V; provided, that (a) no such item is required to be set forth in the Disclosure Schedules as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard set forth in Section 6.02, and (b) the mere inclusion of an item in the Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the party making the representation. All of Grayson Bankshares’ representations, warranties and covenants contained in this Agreement are qualified by reference to the Grayson Disclosure Schedule, all of Cardinal Bankshares’ representations, warranties and covenants contained in this Agreement are qualified by reference to the Cardinal Disclosure Schedule and none thereof shall be deemed to be untrue or breached as a result of effects arising from actions taken in compliance with a written request or consent of the other party. Each representation, warranty and covenant of Grayson Bankshares and Cardinal Bankshares shall refer to it and its subsidiaries unless the context clearly dictates that it not refer also to subsidiaries.

6.02. Standard. No representation or warranty of Grayson Bankshares or Cardinal Bankshares contained in Section 6.03, 6.04 or 6.05 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 6.03, 6.04 or 6.05 has had or is reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “knowledge” shall mean (i) with respect to Cardinal Bankshares, personal knowledge, after due inquiry, of Mark A. Smith or J. Alan Dickerson and (ii) with respect to Grayson Bankshares, personal knowledge, after due inquiry, of J. Allan Funk or Blake M. Edwards.

6.03. Representations and Warranties of Grayson Bankshares. Subject to Sections 6.01 and 6.02 and except as Previously Disclosed, Grayson Bankshares hereby represents and warrants to Cardinal Bankshares and Buyer:

(a) Mutual Representations. As set forth in Exhibit C.

(b) Organization and Standing. It is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True, complete and correct copies of the Grayson Bankshares Certificate and Grayson Bankshares Bylaws have been made available to Cardinal Bankshares and Buyer.

(c) Subsidiary Bank Formation. Grayson National Bank (i) is duly formed under the laws of the United States, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The Articles of Association and Bylaws of Grayson National Bank, copies of which have previously been made available to Cardinal Bankshares and Buyer, are true, complete and correct copies of such documents as of the date of this Agreement.

(d) Insured Deposit Accounts. The deposit accounts of Grayson National Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(e) Capitalization. The authorized capital stock of Grayson Bankshares consists of 2,000,000 shares of Grayson Bankshares Common Stock, of which 1,718,968 shares are outstanding, and 500,000 shares of Grayson Bankshares Preferred Stock, none of which are outstanding.

Grayson Bankshares does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of Grayson Bankshares Common Stock, Grayson Bankshares Preferred Stock or any other equity securities of Grayson Bankshares or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Grayson Bankshares Common Stock, Grayson Bankshares Preferred Stock or other equity securities of Grayson Bankshares or any of its Subsidiaries.

As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Grayson Bankshares having the right to vote on any matters on which its shareholders may vote are issued or outstanding.

The outstanding shares of Grayson Bankshares Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(f) Bank Subsidiary Shares. All of the issued and outstanding shares of capital stock of Grayson National Bank are owned by Grayson Bankshares and free and clear of any material Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Grayson National Bank does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of its capital stock or any securities representing the right to purchase or otherwise receive any shares of its capital stock.

(g) Corporate Authority. Subject to receipt of the requisite approval of this Agreement (including the Plan of Merger) by the holders of more than two-thirds of the outstanding shares of its common stock entitled to vote thereon, the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Grayson Bankshares. Assuming due authorization, execution and delivery by all parties, this Agreement is a valid and legally binding obligation of Grayson Bankshares enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(h) No Brokers. No action has been taken by Grayson Bankshares that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for a Previously Disclosed fee to be paid to Raymond James & Associates, Inc.

(i) Financial Statements. Grayson Bankshares has made available to Buyer and Cardinal Bankshares its audited consolidated balance sheets (including related notes and schedules) as of December 31, 2014, and December 31, 2013, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended December 31, 2014 and 2013, and (b) the unaudited consolidated balance sheets and income statements of Grayson Bankshares as of, and with respect to the nine months ended September 30, 2015 (the “Grayson Bankshares Financial Statements”). The Grayson Bankshares Financial Statements (i) have been prepared from, and are in accordance with the books and records of Grayson Bankshares, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Grayson Bankshares for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Grayson Bankshares have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Elliott Davis LLC has served as independent registered public accountant for Grayson Bankshares for all periods; such firm has not resigned or been dismissed as independent public accountants of Grayson Bankshares as a result of or in connection with any disagreements with Grayson Bankshares on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Grayson Bankshares has no material liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due) required under GAAP to be set forth on a balance sheet or in the notes thereto, except for (i) those liabilities that are reflected or reserved against on the Grayson Bankshares Financial Statements (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, including, without limitation, all letters of credit and unfunded loan commitments or credit lines, or (iii) liabilities incurred since September 30, 2015, in connection with this Agreement and the transactions contemplated hereby.

Neither Grayson Bankshares nor Grayson National Bank or any director, officer, auditor, accountant or representative of Grayson Bankshares or Grayson National Bank has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Grayson Bankshares or Grayson National Bank or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Grayson Bankshares or Grayson National Bank has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Grayson Bankshares or Grayson National Bank, whether or not employed by Grayson Bankshares or Grayson National Bank, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to the Grayson Bankshares Board or any committee thereof or to any director or officer of Grayson National Bank.

Grayson Bankshares has accurately accounted for each loan participation interest that it has sold as a sale under Topic 860 Amendment to the Accounting Standards Update No. 2009-16 (formerly FASB Statement No. 166, “Accounting for Transfers of Financial Assets”).

(j) Opinion. Before the execution of this Agreement, the Grayson Bankshares Board has received an opinion from Raymond James & Associates, Inc., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Grayson Exchange Ratio is fair to the common shareholders of Grayson Bankshares from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

6.04 Representations and Warranties of Cardinal Bankshares. Subject to Sections 6.01 and 6.02 and except as Previously Disclosed, Cardinal Bankshares hereby represents and warrants to Grayson Bankshares and Buyer:

(a) Mutual Representations. As set forth in Exhibit C.

(b) Organization and Standing. It is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True, complete and correct copies of the Cardinal Bankshares Certificate and Cardinal Bankshares Bylaws have been made available to Grayson Bankshares and Buyer.

(c) Subsidiary Bank Formation. Bank of Floyd (i) is duly formed under the laws of Virginia, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation and bylaws of Bank of Floyd, copies of which have previously been made available to Grayson Bankshares and Buyer, are true, complete and correct copies of such documents as of the date of this Agreement.

(d) Insured Deposit Accounts. The deposit accounts of Bank of Floyd are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(e) Capitalization. The authorized capital stock of Cardinal Bankshares consists of 5,000,000 shares of Cardinal Bankshares Common Stock, of which 1,535,733 shares are outstanding.

Cardinal Bankshares does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements or any Rights of any character calling for the purchase or issuance of any shares of Cardinal Bankshares Common Stock, Cardinal Bankshares Preferred Stock or any other equity securities of Cardinal Bankshares or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Cardinal Bankshares Common Stock, Cardinal Bankshares Preferred Stock or other equity securities of Cardinal Bankshares or any of its Subsidiaries.

As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Cardinal Bankshares having the right to vote on any matters on which its shareholders may vote are issued or outstanding.

The outstanding shares of Cardinal Bankshares Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(f) Subsidiary Bank Shares. All of the issued and outstanding shares of capital stock of Bank of Floyd are owned by Cardinal Bankshares and free and clear of any material Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Bank of Floyd does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of its capital stock or any securities representing the right to purchase or otherwise receive any shares of its capital stock.

(g) Corporate Authority. Subject to receipt of the requisite approval of this Agreement (including the Plan of Merger) by the holders of more than two-thirds of the outstanding shares of its common stock entitled to vote thereon, the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Cardinal Bankshares. Assuming due authorization, execution and delivery by all parties, this Agreement is a valid and legally binding obligation of Cardinal Bankshares enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(h) No Brokers. No action has been taken by Cardinal Bankshares that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(i) Financial Statements. Cardinal Bankshares has made available to Buyer and Grayson Bankshares its audited consolidated balance sheets (including related notes and schedules) as of December 31, 2014, and December 31, 2013, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended December 31, 2014 and 2013, and (b) the unaudited consolidated balance sheets and income statements of Cardinal Bankshares as of, and with respect to the nine months ended September 30, 2015 (the “Cardinal Bankshares Financial Statements”). The Cardinal

Bankshares Financial Statements (i) have been prepared from, and are in accordance with the books and records of Cardinal Bankshares, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Cardinal Bankshares for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Cardinal Bankshares have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Yount, Hyde & Barbour, P.C. has served as independent registered public accountant for Cardinal Bankshares for 2013 and 2014 and Brown Edwards & Company, LLP served as independent registered public accountant for Cardinal Bankshares for the nine month period ending September 30, 2015; such firms have not resigned or been dismissed as independent public accountants of Cardinal Bankshares as a result of or in connection with any disagreements with Cardinal Bankshares on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Cardinal Bankshares has no material liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due) required under GAAP to be set forth on a balance sheet or in the notes thereto, except for (i) those liabilities that are reflected or reserved against on the Cardinal Bankshares Financial Statements (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, including, without limitation, all letters of credit and unfunded loan commitments or credit lines, or (iii) liabilities incurred since September 30, 2015, in connection with this Agreement and the transactions contemplated hereby.

Neither Cardinal Bankshares nor Bank of Floyd or any director, officer, auditor, accountant or representative of Cardinal Bankshares or Bank of Floyd has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Cardinal Bankshares or Bank of Floyd or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Cardinal Bankshares or Bank of Floyd has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Cardinal Bankshares or Bank of Floyd, whether or not employed by Cardinal Bankshares or Bank of Floyd, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to the Cardinal Bankshares Board or any committee thereof or to any director or officer of Bank of Floyd.

Cardinal Bankshares has accurately accounted for each loan participation interest that it has sold as a sale under Topic 860 Amendment to the Accounting Standards Update No. 2009-16 (formerly FASB Statement No. 166, “Accounting for Transfers of Financial Assets”).

(j) Opinion. Before the execution of this Agreement, the Cardinal Bankshares Board has received an opinion from Bank Street Partners, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Cardinal Exchange Ratio is fair to the common shareholders of Cardinal Bankshares from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

6.05 Representations and Warranties of Buyer.

(a) Organization, Standing and Authority. Buyer is duly organized and validly existing in good standing under the laws of Virginia duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Buyer has been organized for the purpose of the transactions contemplated by this Agreement, and has not conducted any business or incurred any liabilities.

(b) Power. Buyer has, or prior to the Effective Time will have, the power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(c) Authority. This Agreement and the transactions contemplated hereby have been, or prior to the Effective Time will have been, authorized by all requisite action on the part of Buyer. This Agreement is a valid and legally binding agreement of Buyer enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

ARTICLE VII

Covenants

7.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Grayson Bankshares, Cardinal Bankshares and Buyer agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

7.02 Shareholder Approvals.

(a) Grayson Bankshares agrees to take, in accordance with applicable law and the Grayson Bankshares Certificate and the Grayson Bankshares Bylaws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Grayson Bankshares’ shareholders for consummation of the Merger (the “Grayson Bankshares Meeting”), as promptly as practicable after the Registration Statement is declared effective. The Grayson Bankshares Board will unanimously recommend that the Grayson Bankshares shareholders approve the Agreement and the transactions contemplated hereby, provided that the Grayson Bankshares Board may fail to make such recommendation, or withdraw, modify or change any such recommendation, if the Grayson Bankshares Board, after having consulted with and considered the advice of outside counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change such recommendation, would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Grayson Bankshares Board under applicable law.

(b) Cardinal Bankshares agrees to take, in accordance with applicable law and the Cardinal Bankshares Certificate and the Cardinal Bankshares Bylaws, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Cardinal Bankshares shareholders for consummation of the Merger (the “Cardinal Bankshares Meeting”), as promptly as practicable after the Registration Statement is declared effective. The Cardinal Bankshares Board will unanimously recommend that Cardinal Bankshares shareholders approve the Agreement and the transactions contemplated by the Agreement, provided that the Cardinal Bankshares Board may fail to make such a recommendation, or withdraw, modify or change any such recommendation, if the Cardinal Bankshares Board, after having consulted with and considered the advice of outside counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change such recommendation, would be reasonably likely to constitute a breach of the fiduciary duties of the members of the Cardinal Bankshares Board under applicable law.

7.03 Registration Statement.

(a) Buyer agrees to prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed by Buyer with the SEC in connection with the issuance of Buyer Common Stock in the Merger including the prospectus of Buyer and proxy solicitation materials of Cardinal Bankshares and Grayson Bankshares constituting a part thereof (the “Proxy Statement”) and all related documents. Buyer, Grayson Bankshares and Cardinal Bankshares agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the others and their counsel and accountants in the preparation of the Registration Statement and the Proxy Statement. Buyer agrees to file the Registration Statement (including the Proxy Statement in preliminary form) with the SEC as promptly as reasonably practicable. Each of parties agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Buyer also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each of Buyer, Cardinal Bankshares and Grayson Bankshares agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors and shareholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of Buyer to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. Grayson Bankshares and Cardinal Bankshares shall have the right to review and consult with Buyer and approve the form of, and any characterization of such information included in, the Registration Statement prior to its being filed with the SEC.

(b) Each of Grayson Bankshares and Cardinal Bankshares agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Grayson Bankshares Meeting or Cardinal Bankshares Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Grayson Bankshares and Cardinal Bankshares further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c) Buyer agrees to advise Cardinal Bankshares and Grayson Bankshares, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

7.04 Press Releases. Each of Grayson Bankshares, Cardinal Bankshares and Buyer agrees that it will not, without the prior approval of the other parties, file any material pursuant to SEC Rules 165 or 425, or issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation.

7.05 Access; Information.

(a) Each of Grayson Bankshares and Cardinal Bankshares agrees that upon reasonable notice it shall afford the other party and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records, Tax Returns, work papers of independent auditors, properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party all other information concerning its business, properties and personnel as the other may reasonably request. Neither Cardinal Bankshares or its Subsidiaries nor Grayson Bankshares or its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of Cardinal Bankshares, Grayson Bankshares or their respective Subsidiaries, as the case may be, or contravene any applicable law or regulation.

(b) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Agreement (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Merger and the other transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, each party shall promptly furnish the other with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

7.06 Acquisition Proposals.

(a) Grayson Bankshares agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, any Acquisition Proposal. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Buyer with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Grayson Bankshares will inform Buyer promptly of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of Grayson Bankshares or any merger, change or control or other business combination involving Grayson Bankshares. Notwithstanding the foregoing, if, at any time the Grayson Bankshares Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Grayson Bankshares, in response to a written Acquisition Proposal that was unsolicited after the date of this Agreement or that did not otherwise result from a breach of this Section 7.06, may furnish non-public information with respect to Grayson Bankshares to the Person who made such Acquisition Proposal and participate in negotiations regarding such Acquisition Proposal.

(b) Cardinal Bankshares agrees that it shall not, and shall cause its Subsidiaries and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, any Acquisition Proposal. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Buyer with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Cardinal Bankshares will inform Buyer promptly of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of Cardinal Bankshares or any merger, change or control or other business combination involving Cardinal Bankshares. Notwithstanding the foregoing, if, at any time the Cardinal Bankshares Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Cardinal Bankshares, in response to a written Acquisition Proposal that was unsolicited after the date of this Agreement or that did not otherwise result from a breach of this Section 7.06, may furnish non-public information with respect to Cardinal Bankshares to the Person who made such Acquisition Proposal and participate in negotiations regarding such Acquisition Proposal

7.07 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination,” or other anti-takeover laws and regulations of any state including Article 14.1 of the VSCA (collectively, “Takeover Laws”) and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Law, as now or hereafter in effect.

7.08 Regulatory Applications.

(a) Buyer, Cardinal Bankshares, Grayson Bankshares and their respective Subsidiaries shall cooperate and use their reasonable best efforts (i) to prepare within 75 days of the date of this Agreement all documentation and to effect all filings with Regulatory Authorities and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and (ii) to obtain all permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each Party shall use its reasonable efforts to resolve objections, if any, which may be asserted by a Regulatory Authority or a Governmental Authority with respect to the Merger under any applicable law, regulation or decree, including agreeing to divest any assets, deposits, lines of business or branches; provided, that Buyer shall not be required to agree to any condition or take any action if such agreements or the taking of such action is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 8.01(b). Each of Cardinal Bankshares and Grayson Bankshares shall have the right to review in advance all material written information submitted to any third party,

Regulatory Authority or Governmental Authority in connection with the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other party upon receiving any communication from a Regulatory Authority or a Governmental Authority the consent or approval of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority or a Governmental Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, Buyer shall, to the extent permitted by applicable law (i) promptly advise Cardinal Bankshares and Grayson Bankshares, (ii) provide Grayson Bankshares and Cardinal Bankshares with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory or Governmental Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof, and (iii) provide Grayson Bankshares and Cardinal Bankshares with the opportunity to participate in any meetings or substantive telephone conversations that Buyer may have from time to time with any Regulatory Authority or Governmental Authority with respect to the transactions contemplated by this Agreement.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Regulatory Authority or Governmental Authority.

7.09 Indemnification.

(a) Following the Effective Date and for a period of six years thereafter, Buyer shall indemnify, defend and hold harmless the present directors, officers and employees of Grayson Bankshares and its Subsidiaries (for purposes of this Section 7.09(a), (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Grayson Bankshares is permitted or required to indemnify (and advance expenses to) its directors, officers and employees under the laws of the Commonwealth of Virginia, the Grayson Bankshares Certificate, the Grayson Bankshares Bylaws and any agreement or Grayson Bankshares Board resolution adopted or in effect on the date hereof; provided that any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under Virginia law, the Grayson Bankshares Certificate, the Grayson Bankshares Bylaws and any agreement shall be made by independent counsel (which shall not be counsel that provides material services to Buyer) selected by Buyer and reasonably acceptable to such officer or director. The fees and expenses of such independent legal counsel shall be paid for by Buyer.

For a period of six (6) years from the Effective Time, Buyer shall use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Grayson Bankshares or any of its Subsidiaries (determined as of the Effective Time) (as opposed to Grayson Bankshares) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Grayson Bankshares; provided, that in no event shall Buyer be required to expend more than 300% of the current amount expended by Grayson Bankshares (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Buyer is unable to maintain or obtain the insurance called for by this Section 7.09(a), Buyer shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Grayson Bankshares or any Subsidiary may be required to make application and provide customary representations and warranties to Buyer’s insurance carrier for the purpose of obtaining such insurance.

(b) Following the Effective Date and for a period of six years thereafter, Buyer shall indemnify, defend and hold harmless the present directors, officers and employees of Cardinal Bankshares and its Subsidiaries (for purposes of this Section 7.09(b), each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Cardinal Bankshares is permitted or required to indemnify (and advance expenses to) its directors, officers and employees under the laws of the Commonwealth of Virginia, the Cardinal Bankshares Certificate, the Cardinal Bankshares Bylaws and any agreement or Cardinal Bankshares Board resolution adopted or in effect on the date hereof; provided that any determination required to be made with respect to whether an officer’s, director’s or employee’s conduct complies with the standards set forth under Virginia law, the Cardinal Bankshares Certificate, the Cardinal Bankshares Bylaws and any agreement shall be made by independent counsel (which shall not be counsel that provides material services to Buyer) selected by Buyer and reasonably acceptable to such officer or director. The fees and expenses of such independent legal counsel shall be paid for by Buyer.

For a period of six (6) years from the Effective Time, Buyer shall use its reasonable best efforts to provide that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Cardinal Bankshares or any of its Subsidiaries (determined as of the Effective Time) (as opposed to Cardinal Bankshares) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Cardinal Bankshares; provided, that in no event shall Buyer be required to expend more than 300% of the current amount expended by Cardinal Bankshares (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Buyer is unable to maintain or obtain the insurance called for by this Section 7.09(b), Buyer shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Cardinal Bankshares or any Subsidiary may be required to make application and provide customary representations and warranties to Buyer’s insurance carrier for the purpose of obtaining such insurance.

(c) For purposes of this Section 7.09 in the event any claim is asserted within the six year period after the Effective Time, all such rights in respect of any such claim shall continue until disposition thereof and the Indemnified Party shall be entitled to advancement of expenses within five business days following receipt of any such claim involving such Indemnified Party.

(d) Any Indemnified Party wishing to claim indemnification under Section 7.09(a) or 7.09(b), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Buyer thereof; provided that the failure so to notify shall not affect the obligations of Buyer under Section 7.09(a) or 7.09(b) unless and to the extent that Buyer is actually prejudiced as a result of such failure.

(e) If Buyer or any of its successors or assigns shall merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 7.09.

(f) The provisions of this Section 7.09 (i) shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by agreement or otherwise.

7.10 Benefit Plans.

(a) At and during the remainder of the calendar year in which the Effective Date occurs Buyer shall maintain the group health insurance, group term life insurance and group term disability insurance plans in effect prior to the Effective Date, respectively, for employees of Grayson Bankshares and its Subsidiaries and for Cardinal Bankshares and its Subsidiaries. Beginning with the first calendar year that begins after the Effective Time, with respect to the provision of welfare benefits, any such benefits will be provided under a single plan or substantially similar (as between similarly situated employees and their dependents of Grayson Bankshares, Cardinal Bankshares and their Subsidiaries) plans, with respect to each type of group welfare benefit offered by Buyer.

(b) All employees of Grayson Bankshares and its Subsidiaries shall receive credit for years of service with Grayson Bankshares and its Subsidiaries, and all employees of Cardinal Bankshares and its Subsidiaries shall receive credit for years of service with Cardinal Bankshares and its Subsidiaries prior to the Effective Date for purposes of eligibility and vesting, but not for purposes of benefit accrual, under Buyer’s employee benefit plans and (with respect to years of service with Cardinal Bankshares and its Subsidiaries) under the 401(k) plan for employees of Grayson Bankshares and its Subsidiaries. Employees of Grayson Bankshares, Cardinal Bankshares and their Subsidiaries shall not be entitled to accrual of benefits or allocation of contributions under Buyer’s benefit plans based on years of service with Grayson Bankshares, Cardinal Bankshares or their Subsidiaries and their predecessors prior to the Effective Date, except with respect to any vacation or paid time off accrual.

(c) Buyer agrees that each employee of Grayson Bankshares, Cardinal Bankshares and their Subsidiaries who is involuntarily terminated by Buyer (other than for cause) on or within three (3) months after the Effective Date, shall receive (i) a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service (with credit for partial years of service) with a minimum payment equal to four weeks and a maximum equal to twenty-six (26) weeks of base pay; and (ii) an employer subsidy towards such employee’s COBRA premium payments incurred during that number of full or partial months on which the employee’s severance payment under Section (b)(i) is based, so that such employee’s COBRA premium payments for those months shall be equal to the premium payment paid by such employee immediately prior to termination. Notwithstanding the foregoing, employees with individual agreements that provide for payment of severance or COBRA reimbursement under certain circumstances will be paid severance and COBRA reimbursement only in accordance with such agreements.

(d) Prior to the Effective Time, Cardinal Bankshares shall one hundred percent vest all accrued benefits provided under the 401(k) plan for employees of Cardinal Bankshares and its Subsidiaries and take action to terminate such plan, subject to consummation of the Merger. Grayson Bankshares and its Subsidiaries shall take all steps reasonably necessary to offer participation in the 401(k) plan for employees of Grayson Bankshares and its Subsidiaries to employees of Cardinal Bankshares and its Subsidiaries, with such participation to be effective as soon as practicable following the Effective Time.

(e) At and following the Effective Time, Buyer shall honor, and Buyer shall be obligated to perform, or shall cause its Subsidiaries to honor and perform, in accordance with their terms and applicable law, the contractual rights of Employees, Consultants and Directors of Grayson Bankshares, Cardinal Bankshares and their Subsidiaries existing as of the Effective Time.

(f) Following the Effective Time, Buyer will determine which officers and other employees shall be offered employment contracts or change of control agreements.

7.11 Notification of Certain Matters. Each of Grayson Bankshares and Buyer shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

7.12 Compliance with Laws. Grayson Bankshares, Cardinal Bankshares, their Subsidiaries and Buyer shall comply in all material respects with all federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to them or to their employees and will not take any action after the Effective Time, including the Bank Merger, that would cause the Merger to fail to qualify as a reorganization, within the meaning of Section 368(a) of the Code.

7.13 Retention Bonus Pool. The parties will establish a retention bonus pool of not more than $100,000 in the aggregate for Grayson Bankshares and Cardinal Bankshares that will be dedicated to certain employees designated by the parties for purposes of retaining such employees prior to and after the Effective Time.

ARTICLE VIII

Conditions to Consummation of the Merger

8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to consummate the Merger is subject to the fulfillment prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement and any other matters required to be approved by Cardinal Bankshares’ shareholders and Grayson Bankshares’ shareholders for consummation of the Merger shall have been duly approved by the requisite vote of their respective shareholders.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements applicable either before or after the Effective Time which the Buyer Board reasonably determines in good faith would have a Material Adverse Effect on Buyer and its Subsidiaries taken as a whole taking into account the consummation of the Merger in making such determination.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

8.02 Conditions to Obligation of Grayson Bankshares. The obligation of Grayson Bankshares to consummate the Merger is also subject to the fulfillment prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer and Cardinal Bankshares set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 6.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Grayson Bankshares shall have received certificates, dated the Effective Date, signed on behalf of Buyer and Cardinal Bankshares by their respective Chief Executive Officers to such effect.

(b) Performance of Obligations. Buyer and Cardinal Bankshares each shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Grayson Bankshares shall have received certificates, dated the Effective Date, signed on behalf of Buyer and Cardinal Bankshares by their respective Chief Executive Officers to such effect.

(c) Opinion of Grayson Bankshares’s Counsel. Grayson Bankshares shall have received an opinion of Williams Mullen, counsel to Grayson Bankshares, in form and substance reasonably satisfactory to Grayson Bankshares, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368 of the Code. In rendering its opinion, Williams Mullen may require and rely upon representations contained in letters from Grayson Bankshares, Buyer, officers and employees of Grayson Bankshares or Buyer, and others, reasonably satisfactory in form and substance to it.

(d) Support Agreement. All of the directors of Cardinal Bankshares and Bank of Floyd in office as of the date of execution of this Agreement shall have, concurrently with the execution of this Agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit D.

8.03 Conditions to Obligation of Cardinal Bankshares. The obligation of Cardinal Bankshares to consummate the Merger is also subject to the fulfillment or written waiver by Cardinal Bankshares prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer and Grayson Bankshares set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 6.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Cardinal Bankshares shall have received certificates, dated the Effective Date, signed on behalf of Buyer and Grayson Bankshares by their respective Chief Executive Officers to such effect.

(b) Performance of Obligations. Buyer and Grayson Bankshares each shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Cardinal Bankshares shall have received certificates, dated the Effective Date, signed on behalf of Buyer and Grayson Bankshares by their respective Chief Executive Officers to such effect.

(c) Opinion of Cardinal Bankshares’ Counsel. Cardinal Bankshares shall have received an opinion of Gentry Locke, counsel to Cardinal Bankshares, in form and substance reasonably satisfactory to Cardinal Bankshares, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368 of the Code. In rendering its opinion, Gentry Locke may require and rely upon representations contained in letters from Cardinal Bankshares, Buyer, officers and employees of Cardinal Bankshares or Buyer, and others, reasonably satisfactory in form and substance to it.

(d) Support Agreement. All of the directors of Grayson Bankshares and Grayson National Bank in office as of the date of execution of this Agreement shall have, concurrently with the execution of this Agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit D.

ARTICLE IX

Termination

9.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Buyer, Cardinal Bankshares and Grayson Bankshares, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach. At any time prior to the Effective Time, by Buyer, Cardinal Bankshares or Grayson Bankshares (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if its Board of Directors determines that there is: (i) a breach by another party of any representation or warranty of such party contained herein (subject to the standard set forth in Section 6.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by another party of any of the covenants or agreements of such party contained herein, which material breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

(c) Delay. At any time prior to the Effective Time, by Cardinal Bankshares or Grayson Bankshares, if the Merger is not consummated by September 30, 2016, unless the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 9.01(c).

(d) Failure of Cardinal Bankshares Conditions. By Cardinal Bankshares (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions in Section 8.03 have not been satisfied by Grayson Bankshares within five business days after satisfaction of the last condition in Section 8.01 to be satisfied (and cannot be, or have not been, cured by Grayson Bankshares within 30 days after the giving of written notice of such failure) and have not been waived by Cardinal Bankshares.

(e) Failure of Grayson Bankshares Conditions. By Grayson Bankshares (provided that Grayson Bankshares is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions in Section 8.02 have not been satisfied by Cardinal Bankshares within five business days after satisfaction of the last condition in Section 8.01 to be satisfied (and cannot be, or have not been, cured by Cardinal Bankshares within 30 days after the giving of written notice of such failure) and have not been waived by Grayson Bankshares.

(f) No Approval. By Grayson Bankshares or Cardinal Bankshares, if (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) any shareholder approval required by Section 8.01(a) herein is not obtained at the Grayson Bankshares Meeting or the Cardinal Bankshares Meeting.

(g) Failure to Recommend, Etc.

(i) At any time prior to the Grayson Bankshares Meeting, by Cardinal Bankshares if the Grayson Bankshares Board shall have failed to make its recommendation referred to in Section 7.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Buyer.

(ii) At any time prior to the Cardinal Bankshares Meeting by Grayson Bankshares if the Cardinal Bankshares Board shall have failed to make its recommendation referred to in Section 7.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Grayson Bankshares.

(h) Superior Proposal. (i) By Grayson Bankshares, if the Grayson Bankshares Board so determines by a vote of the majority of the members of its entire board, at any time prior to the Grayson Bankshares Meeting, in order to concurrently enter into an agreement with respect to an unsolicited Acquisition Proposal that was received and considered by Grayson Bankshares in compliance with Section 7.06 and that would, if consummated, result in a transaction that is more favorable from a financial point of view than the Merger (a “Superior Proposal”); provided, that (i) this Agreement may be terminated by Grayson Bankshares pursuant to this Section 9.01 (h) only after the fifth business day following Buyer’s receipt of written notice from Grayson Bankshares advising Buyer that Grayson Bankshares is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, Buyer does not make an offer to Grayson Bankshares that the Grayson Bankshares Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal and (ii) Grayson Bankshares pays the Fee specified in Section 9.03.

(ii) By Cardinal Bankshares, if the Cardinal Bankshares Board so determines by a vote of the majority of the members of its entire board, at any time prior to the Cardinal Bankshares Meeting, in order to concurrently enter into an agreement with respect to an unsolicited Acquisition Proposal that is a Superior Proposal that was received and considered by Cardinal Bankshares in compliance with Section 7.06; provided, that (i) this Agreement may be terminated by Cardinal Bankshares pursuant to this Section 9.01 (h) only after the fifth business day following Buyer’s receipt of written notice from Cardinal Bankshares advising Buyer that Cardinal Bankshares is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, Buyer does not make an offer to Cardinal Bankshares that the Cardinal Bankshares Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal and (ii) Cardinal Bankshares pays the Fee specified in Section 9.03.

9.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) if Grayson Bankshares rightfully terminates this Agreement on account of a breach by Cardinal Bankshares or the failure of Cardinal Bankshares shareholders to approve the merger, Cardinal Bankshares shall reimburse Grayson Bankshares for all out of pocket expenses incurred by Buyer, Grayson Bankshares or their affiliates related to the Merger and incurred after August 1, 2015, not to exceed $250,000, (ii) if Cardinal Bankshares rightfully terminates this Agreement on account of a breach by Grayson Bankshares or the failure of Grayson Bankshares shareholders to approve the merger, Grayson Bankshares shall reimburse Cardinal Bankshares for all out of pocket expenses incurred by Cardinal Bankshares or its affiliates related to the Merger and incurred after August 1, 2015, not to exceed $250,000, and (iii) as provided in Section 9.03, in which case the remedies in this Section 9.02 and Section 9.03 shall be the exclusive remedies. This Section 9.02 does not relieve a breaching party from liability for any willful breach of this Agreement. Sections 7.03(b), 7.05(b), 9.02, 9.03, 10.05, 10.06, 10.07, 10.08, 10.09, 10.10 and 10.11 shall survive any termination of this Agreement. To avoid any confusion, if the parties rightfully terminate this Agreement on account of the failure of the shareholders of both Grayson Bankshares and Cardinal Bankshares to approve the merger, each party shall bear their own expenses in accordance with this Agreement.

9.03 Fees and Expenses.

(a) In the event that, (i) this Agreement shall be terminated by Grayson Bankshares pursuant to Section 9.01(h)(i), then Grayson Bankshares shall pay Cardinal Bankshares promptly (but in no event later than two business days after the date of termination of this Agreement by Grayson Bankshares) a fee of $500,000 (the “Fee”) and shall reimburse Cardinal Bankshares for all out of pocket expenses incurred by Cardinal Bankshares or its affiliates related to the Merger and incurred after August 1, 2015, not to exceed $250,000, which amounts shall be payable in immediately available funds or (ii) this Agreement is terminated by Cardinal Bankshares pursuant to Section 9.01(g), and prior to that date that is 12 months after such termination, Grayson Bankshares or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is consummated before or after termination of this Agreement), then Grayson Bankshares shall pay Cardinal Bankshares the Fee on the earlier of such date of execution or consummation, which amount shall be payable in immediately available funds. For the purposes of this Section, “Acquisition Agreement” shall mean any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal. For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning set forth in the definition of “Acquisition Proposal” in Section 1.01 except that the references to “24.99%” shall be deemed to be references to “51%.” In no event shall Grayson Bankshares be required to pay the Fee on more than one occasion.

In the event that Grayson Bankshares shall fail to pay the Fee and other amounts due hereunder when due, then Grayson Bankshares shall pay such amounts plus the costs and expenses actually incurred by Cardinal Bankshares or its affiliates (including, without limitation, fees and expenses of counsel) in connection with the collection of such amounts and the enforcement of this Section 9.03, together with interest on such unpaid amounts and costs and expenses, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus 2.00%.

(b) In the event that, (i) this Agreement shall be terminated by Cardinal Bankshares pursuant to Section 9.01(h)(ii), then Cardinal Bankshares shall pay Grayson Bankshares promptly (but in no event later than two business days after the date of termination of this Agreement by Cardinal Bankshares) a fee of $500,000 (the “Fee”) and shall reimburse Grayson Bankshares for all out of pocket expenses incurred by Buyer, Grayson Bankshares or their affiliates related to the Merger and incurred after August 1, 2015, not to exceed $250,000, which amounts shall be payable in immediately available funds or (ii) this Agreement is terminated by Grayson Bankshares pursuant to Section 9.01(g), and prior to that date that is 12 months after such termination, Cardinal Bankshares or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is consummated before or after termination of this Agreement), then Cardinal Bankshares shall pay Grayson Bankshares the Fee on the earlier of such date of execution or consummation, which amount shall be payable in immediately available funds. For the purposes of this Section, “Acquisition Agreement” shall mean any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal. For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning set forth in the definition of “Acquisition Proposal” in Section 1.01 except that the references to “24.99%” shall be deemed to be references to “51%.” In no event shall Cardinal Bankshares be required to pay the Fee on more than one occasion.

In the event that Cardinal Bankshares shall fail to pay the Fee and other amounts due hereunder when due, then Cardinal Bankshares shall pay the Fee plus the costs and expenses actually incurred by Grayson Bankshares or its affiliates (including, without limitation, fees and expenses of counsel) in connection with the collection of such amounts and the enforcement of this Section 9.03, together with interest on such unpaid amounts and costs and expenses, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus 2.00%.

ARTICLE X

Miscellaneous

10.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Article II, 7.10, 7.11, 7.13, and this Article X and those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, all of which shall survive the Effective Time).

10.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Grayson Bankshares Meeting or the Cardinal Bankshares Meeting, this Agreement may not be amended if it would violate the VSCA.

10.03 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

10.04 Counterparts; Execution by Electronic Means. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. The reproduction of signatures by means of facsimile device or other electronic means shall be treated as though such reproductions are executed originals.

10.05 Governing Law; Venue; Jury Trial Waiver. This Agreement shall be governed by, and interpreted in accordance with, the laws of Virginia applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of federal law are applicable). All actions and proceedings arising out of or relating to this Agreement or its subject matter shall be heard and determined exclusively in any state or federal court sitting within the boundaries of the United States District Court for the Western District of Virginia. EACH PARTY IRREVOCABLY CONSENTS TO AND SUBMITS TO (A) THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE ABOVE-NAMED VENUE, AND (B) IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT BY WAY OF MOTION, DEFENSE, OR OTHERWISE, IN ANY LEGAL PROCEEDING, ANY CLAIM THAT IT IS NOT SUBJECT PERSONALLY TO THE JURISDICTION OF THE ABOVE-NAMED COURTS, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION, THAT THE LEGAL PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE LEGAL PROCEEDING IS IMPROPER, OR THAT THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS MAY NOT BE ENFORCED IN OR BY ANY OF THE ABOVE-NAMED COURTS. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.06 Expenses. Subject to the obligations of Grayson Bankshares and Cardinal Bankshares set forth in Sections 9.02 and 9.03, Grayson Bankshares will bear all expenses incurred by Buyer, Grayson Bankshares or their affiliates and Cardinal Bankshares will bear all expenses incurred by Cardinal Bankshares or its affiliates, in connection with this Agreement and the transactions contemplated hereby, except that printing expenses and the expenses of Buyer shall be shared equally between Grayson Bankshares and Cardinal Bankshares.

10.07 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Grayson Bankshares, to:

Grayson Bankshares, Inc.

P. O. Box 186

Independence, Virginia 24348

ATTN: J. Allan Funk

    President & Chief Executive Officer

With a copy to:

Williams Mullen

200 South 10th Street (23219)

P.O. Box 1320

Richmond, Virginia 23218-1320

Facsimile: (804) 420-6507

ATTN: Wayne A. Whitham, Jr., Esquire

If to Buyer, to:

Cardinal Bankshares Corporation

101 Jacksonville Circle

Floyd, VA 24091

ATTN: Mark A. Smith

    Interim President and Chief Executive Officer

With a copy to:

Gentry Locke

10 Franklin Road SE

Roanoke, Virginia 24011

ATTN: G. Franklin Flippin, Esquire and

    Christopher M. Kozlowski, Esquire

10.08 Entire Understanding; No Third Party Beneficiaries. This Agreement (including the Disclosure Schedules and Exhibits) and the Confidentiality Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Section 7.09 and the Confidentiality Agreement, which shall inure to the benefit of the Persons referred to in such Sections, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.09 Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other parties, Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.10 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any other Section to which the relevance of such item is reasonably apparent.

10.11 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Disclosure Schedules, such reference shall be to a Section of, or Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated. The Disclosure Schedules as well as all other schedules and exhibits to this Agreement shall be deemed to be part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires. No provision of this Agreement shall be construed to require Grayson Bankshares, Buyer, Cardinal Bankshares or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation. The parties hereto acknowledge that each party hereto has reviewed, and has had an opportunity to have its counsel review, this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

10.12 Publicity. Buyer, Cardinal Bankshares and Grayson Bankshares each shall consult with the others prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated hereby. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

[Signature page follows this page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

GRAYSON BANKSHARES, INC.

By:	/s/ J. Allan Funk
J. Allan Funk
President and Chief Executive Officer

CARDINAL BANKSHARES CORPORATION

By:	/s/ Mark A. Smith
Mark A. Smith
Interim President and Chief Executive Officer

PARKWAY ACQUISITION CORP.

By:	/s/ J. Allan Funk
J. Allan Funk
President and Chief Executive Officer

Signature Page to the Agreement and Plan of Reorganization

Exhibit A

PLAN OF MERGER

of

GRAYSON BANKSHARES, INC.,

a Virginia corporation

and

CARDINAL BANKSHARES CORPORATION,

a Virginia corporation

with and into

PARKWAY ACQUISITION CORP.,

a Virginia corporation

PURSUANT TO THIS PLAN OF MERGER (this “Plan of Merger”), Grayson Bankshares, Inc., a Virginia corporation (“Grayson Bankshares”) and Cardinal Bankshares Corporation, a Virginia corporation (“Cardinal Bankshares”), shall merge with and into Parkway Acquisition Corp., a Virginia corporation (“Buyer”).

ARTICLE 1

TERMS OF THE MERGER

1.01 The Merger. Subject to the terms and conditions of the Agreement and Plan of Merger, dated as of November 6, 2015, among Grayson Bankshares, Cardinal Bankshares and Buyer (the “Agreement”), at the Effective Time (as defined below), Grayson Bankshares and Cardinal Bankshares shall be merged with and into Buyer (the “Merger”) in accordance with the provisions of the Virginia Stock Corporation Act (the “VSCA”), and with the effect set forth in Section 13.1-721 of the VSCA. The separate corporate existence of Grayson Bankshares and Cardinal Bankshares thereupon shall cease, and Buyer shall be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall become effective on such date and at such time as may be determined in accordance with Section 2.02 of the Agreement, upon the issuance of a certificate of merger by the Virginia State Corporation Commission (the “SCC”) or at such later time as may be agreed to by Buyer, Grayson Bankshares and Cardinal Bankshares in writing and specified in the articles of merger (the “Effective Time”).

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1.02 Name. The name of the Surviving Corporation shall be “Parkway Acquisition Corp.” The main office of the Surviving Corporation shall be the main office of Buyer immediately prior to the Effective Time.

1.03 Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of the Surviving Corporation immediately after the Merger shall be the Articles of Incorporation, as amended, of Buyer (the “Buyer Certificate”) and the Bylaws, as amended, of Buyer (the “Buyer Bylaws”) as in effect immediately prior to the Effective Time.

1.04 Directors and Executive Officers. The directors of Buyer in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Buyer Certificate and Buyer Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. The officers of Buyer in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Buyer Certificate and the Buyer Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

1.05 Effect of the Merger. At the Effective Time, the Merger will have the effect set forth in Section 13.1-721 of the VSCA. At the Effective Time, the separate corporate existence of Grayson Bankshares and Cardinal Bankshares shall cease and the corporate existence of Buyer, as the Surviving Corporation, shall continue unaffected and unimpaired by the Merger; and the Surviving Corporation shall be deemed to be the same business and corporate entity as each of Grayson Bankshares, Cardinal Bankshares and Buyer prior to the Merger. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Grayson Bankshares and Cardinal Bankshares shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Grayson Bankshares and Cardinal Bankshares shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation; provided, however, that the Surviving Corporation shall not, through the Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Surviving Corporation by the Code of Virginia or applicable regulations. At the Effective Time, each certificate (a “Certificate”) previously representing shares of common stock of Grayson Bankshares (“Grayson Bankshares Common Stock”) or common stock of Cardinal Bankshares (“Cardinal Bankshares Common Stock”) shall thereafter represent only the right to receive the Merger Consideration in accordance with Article 2 of this Plan of Merger.

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ARTICLE 2

MERGER CONSIDERATION; EXCHANGE PROCEDURES

2.01 Conversion of Shares. Subject to this Article 2, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Grayson Bankshares, Cardinal Bankshares or the holder any of the shares thereof:

(a) Grayson Bankshares Common Stock. Other than Dissenting Shares, each share of Grayson Bankshares Common Stock that is issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into the right to receive 1.76 shares (the “Grayson Exchange Ratio”) of common stock of the Buyer (the “Buyer Common Stock”).

(b) Cardinal Bankshares Common Stock. Other than Dissenting Shares, each share of Cardinal Bankshares Common Stock that is issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into the right to receive 1.30 shares (the “Cardinal Exchange Ratio”) of Buyer Common Stock (the Grayson Exchange Ratio and the Cardinal Exchange Ratio, together with any cash in lieu of fractional shares of Buyer Common Stock to be paid pursuant to Section 2.02(h), is hereinafter referred to as, the “Merger Consideration”).

(c) Cancellation of Buyer Common Stock. Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be cancelled without payment of any consideration therefor.

(d) Rights as Shareholders; Stock Transfers.

(i) At the Effective Time, holders of Grayson Bankshares Common Stock shall cease to be, and shall have no rights as, shareholders of Grayson Bankshares, other than to receive the Merger Consideration and any dividend or other distribution with respect to such Grayson Bankshares Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Section 2.01. After the Effective Time, there shall be no transfers on the stock transfer books of Grayson Bankshares or the Surviving Corporation of shares of Grayson Bankshares Common Stock.

(ii) At the Effective Time, holders of Cardinal Bankshares Common Stock shall cease to be, and shall have no rights as, shareholders of Cardinal Bankshares, other than to receive the Merger Consideration and any dividend or other distribution with respect to such Cardinal Bankshares Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Section 2.01. After the Effective Time, there shall be no transfers on the stock transfer books of Cardinal Bankshares or the Surviving Corporation of shares of Cardinal Bankshares Common Stock.

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2.02 Exchange Procedures.

(a) Buyer shall appoint an exchange agent (the “Exchange Agent”) for the purpose of exchanging Certificates for the Merger Consideration. At or prior to the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates formerly representing shares of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock (“Old Certificates”) and holders of non-certificated shares of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock (“Book-Entry Shares”), for exchange in accordance with this Section 2.02, (i) certificates representing shares of Buyer Common Stock or non-certificated shares of Buyer Common Stock (collectively, “New Certificates”) and (ii) an amount of cash necessary for payments required by Section 2.02(h) (the “Exchange Fund”). The Exchange Fund will be distributed in accordance with the Exchange Agent’s normal and customary procedures established in connection with merger transactions.

(b) As soon as practicable after the Effective Time, and in no event later than five business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Old Certificates or Book-Entry Shares a letter of transmittal (which shall specify that no Person shall have the right to receive the Merger Consideration until they proffer the Old Certificates or Book-Entry Shares, or a lost stock affidavit and indemnity in form reasonably satisfactory to the Exchange Agent, to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates or Book-Entry Shares in exchange for the New Certificates that the holders of the Old Certificates or Book-Entry Shares are entitled to receive pursuant to Section 2.01 and any cash in lieu of fractional shares. Upon proper surrender of an Old Certificate or Book-Entry Shares (or delivery of a lost stock affidavit and indemnity) for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor (i) a New Certificate representing that number of whole shares of Buyer Common Stock that such holder has the right to receive pursuant to Section 2.01 and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificates or Book-Entry Shares surrendered pursuant to the provisions of this Section 2.02 and the Old Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) Neither the Exchange Agent nor any party hereto shall be liable to any former holder of Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Buyer Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate or Book-Entry Shares representing shares of Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock converted in the Merger into the right to receive shares of such Buyer Common Stock until the holder thereof shall be entitled to receive

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New Certificates in exchange therefor in accordance with the procedures set forth in this Section 2.02. After becoming so entitled in accordance with this Section 2.02, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock such holder had the right to receive upon surrender of the Old Certificates or Book-Entry Shares.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Grayson Bankshares and Cardinal Bankshares on the business day after the one-year anniversary of the Effective Date shall be paid to Buyer. Any shareholders of Grayson Bankshares or Cardinal Bankshares who have not theretofore complied with this Section 2.02 shall thereafter look only to Buyer for payment of the Merger Consideration, cash in lieu of any fractional shares and unpaid dividends and distributions on Buyer Common Stock deliverable in respect of each share of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(f) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Old Certificate or Book-Entry Shares is registered, it shall be a condition to such payment that (i) either such Old Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Old Certificate or Book-Entry Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g) If any Old Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such person of a bond, in such reasonable amount as Buyer may direct, as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock represented by such Old Certificate.

(h) No Fractional Shares. No fractional shares of Buyer Common Stock shall be issued in respect of shares of Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock that are to be converted in the Merger into the right to receive the Merger Consideration. All fractional shares of Buyer Common Stock that a holder of Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest on the basis of $10.45 per share of Buyer Common Stock.

(i) Anti-dilution Provisions. In the event Grayson Bankshares or Cardinal Bankshares changes (or establishes a record date for changing) the number of shares of their respective common stock issued and outstanding prior to the Effective Time as a result of a stock

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split, reverse stock split, stock dividend, reorganization, recapitalization or similar transaction with respect to the outstanding Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock, as the case may be, or establish a record date prior to the Effective Time with respect to any dividend or other distribution in respect of the Buyer Common Stock other than a cash dividend consistent with past practice, the Merger Consideration shall be proportionately adjusted to provide the holders of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.03 Withholding Rights.

Buyer or the Exchange Agent, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Plan of Merger to any Person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority by or on behalf of Buyer or the Exchange Agent, as the case may be, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Buyer or the Exchange Agent, as the case may be.

2.04 Appraisal Rights. Shares of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock in respect of which the holders thereof have complied with all requirements for demanding and perfecting appraisal rights as set forth in Article 15 of the VSCA (such shares, “Dissenting Shares” and such holders, “General Dissenting Shareholders”) shall not be converted into or represent the right to receive the consideration provided for in Section 2.01. General Dissenting Shareholders shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the VSCA. Each share of Grayson Bankshares Common Stock or Cardinal Bankshares Common Stock held by holders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under the VSCA shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration provided for in Section 2.01, without any interest thereon.

ARTICLE 3

AMENDMENT; ABANDONMENT

3.01 Amendment. Subject to the terms of the Agreement, this Plan of Merger may be amended by the Boards of Directors of Buyer, Grayson Bankshares and Cardinal Bankshares at any time prior to the Effective Time; provided, however, that any amendment made subsequent to the approval of this Plan of Merger by the shareholders of Grayson Bankshares or Cardinal Bankshares shall not:

(a) alter or change the amount or kind of securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interest, cash or other property or rights to be received under this Plan of Merger by holders of shares of Grayson Bankshares or Cardinal Bankshares, respectively;

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(b) alter or change any of the other terms or conditions of this Plan of Merger if the change would adversely affect holders of shares of Grayson Bankshares or Cardinal Bankshares, respectively, in any material respect; or

(c) alter or change any term of the Articles of Incorporation of the Surviving Corporation, except as permitted by Section 13.1-706 of the VSCA.

3.02 Abandonment. At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Agreement, without further shareholder action in the manner determined by the Boards of Directors of Buyer, Grayson Bankshares and Cardinal Bankshares. Written notice of such abandonment shall be filed with the SCC prior to the Effective Time.

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Exhibit B

AGREEMENT AND PLAN OF MERGER

OF

BANK OF FLOYD

WITH AND INTO

GRAYSON NATIONAL BANK

THIS AGREEMENT OF MERGER, dated as of November 6, 2015 (this “Agreement”), is made and entered into between Grayson National Bank, a national banking association, and Bank of Floyd, a Virginia chartered bank.

WITNESSETH:

WHEREAS, Grayson National Bank, a national banking association duly organized and existing under the laws of the United States with its main office located at 113 West Main Street, Independence, Virginia, (“Grayson”) has authorized capital stock consisting of 429,742 shares of common stock, par value $1.25 per share, of which 429,742 shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Bank of Floyd, a Virginia chartered bank with its main office located at 101 Jacksonville Circle, Floyd, Virginia (“Bank of Floyd”), has authorized capital stock consisting of 500,000 shares of common stock, par value $10 per share, of which 465,563 shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Grayson Bankshares, Inc. (“Grayson Bankshares”) is the record and beneficial owner of all of the outstanding shares of stock of Grayson National Bank;

WHEREAS, Cardinal Bankshares Corporation (“Cardinal”) is the record and beneficial owner of all of the outstanding shares of stock of Bank of Floyd;

WHEREAS, Grayson Bankshares and Cardinal are parties to an Agreement and Plan of Merger, dated as of November 6, 2015 (the “Parent Merger Agreement”), pursuant to which Cardinal and Grayson Bankshares shall merge with and into Parkway Acquisition Corp., a Virginia corporation (the “Parent Merger”), whereby (i) the corporate existence of Cardinal and Grayson Bankshares shall cease and Parkway Acquisition Corp. shall continue its corporate existence under the laws of Virginia as the surviving corporation in the Parent Merger and (ii) Bank of Floyd and Grayson National Bank shall become wholly owned subsidiaries of Parkway Acquisition Corp.;

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WHEREAS, the respective boards of directors of Grayson National Bank and Bank of Floyd, acting pursuant to resolutions duly adopted, and the sole shareholder of each bank has approved, this Agreement and authorized the execution hereof.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

1.	THE MERGER

A.	Merger; Surviving Association

Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Bank of Floyd shall be merged with and into Grayson National Bank, pursuant to the provisions of, and with the effect provided in, 12 U.S.C. § 215a (said transaction, the “Merger”) and the corporate existence of Bank of Floyd shall cease. Grayson National Bank shall continue its corporate existence as a national banking association under the laws of the United States and shall be the national association surviving the Merger (the “Surviving Association”). The parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

B.	Articles of Association and Bylaws

From and after the Effective Time (as defined in Section 1.C below), the Articles of Association of Grayson National Bank as in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Association until thereafter amended in accordance with applicable law. From and after the Effective Time, the Bylaws of Grayson National Bank as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Association until thereafter amended in accordance with applicable law.

C.	Effective Time of the Merger

The Merger shall become effective at such time and date as are agreed to by Grayson National Bank and Bank of Floyd, subject to the approval of the Office of the Comptroller of the Currency (the “OCC”), or such other time and date as shall be provided by law. The date and time of such effectiveness is herein referred to as the “Effective Time.”

D.	Effect of the Merger

All assets of the merging institutions as they exist at the Effective Time shall pass to and vest in the Surviving Association without any conveyance or other transfer. The Surviving Association shall be responsible for all of the liabilities of every kind and description of the merging institutions existing as of the Effective Time.

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E.	Business of Surviving Association

The business of the Surviving Association after the Merger shall be that of a national banking association and shall be conducted at its main office and at all legally established branches.

F.	Directors

The directors of the Surviving Association shall be each person who, upon closing of the Parent Merger, was a director of Parkway Acquisition Corp.

G.	Treatment of Shares

At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof (a) each share of Bank of Floyd common stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and (b) the shares of Grayson National Bank common stock issued and outstanding immediately prior to the Effective Time shall remain outstanding, shall be unchanged after the Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Association.

2.	CONDITIONS PRECEDENT

The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

A.     Shareholder Approval. The Agreement shall have been ratified and confirmed by the sole shareholder of each of Grayson National Bank and Bank of Floyd at a meeting of each such shareholder or by written consent in lieu of a meeting of shareholders, provided that such action by written consent is authorized under the applicable articles of association or bylaws or otherwise provided by law.

B.     Regulatory Approvals. The parties shall have received all consents, approvals and permissions and the satisfaction of all of the requirements prescribed by law, including, but not limited to, the consents, approvals and permissions of the Office of the Comptroller of the Currency and all other regulatory authorities which are necessary to the carrying out of the Merger described in this Agreement, and all applicable waiting periods in respect thereof shall have expired.

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C.     No Injunctions or Restraints. There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger.

D.     Parent Merger. The Parent Merger shall have been consummated in accordance with the terms and conditions of the Parent Merger Agreement.

3.	TERMINATION AND AMENDMENT

A.	Termination

Notwithstanding the approval of this Agreement by the shareholders of Grayson National Bank or Bank of Floyd, this Agreement shall terminate forthwith prior to the Effective Time in the event the Parent Merger Agreement is terminated as therein provided. This Agreement also may be terminated by mutual written consent of the parties hereto.

B.	Effect of Termination

In the event of termination of this Agreement as provided in Section 3.A above, this Agreement shall forthwith become void and have no effect, and none of Grayson National Bank or Bank of Floyd, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.

C.	Amendment

This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

4.	MISCELLANEOUS

A.	Representations and Warranties

Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

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B.	Further Assurances

If at any time the Surviving Association shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Association title to any property or rights of Bank of Floyd or otherwise carry out the provisions hereof, the proper officers and directors of Bank of Floyd, as of the Effective Time, and thereafter the officers of the Surviving Association acting on behalf of Bank of Floyd, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Association and otherwise carry out the provisions hereof.

C.	Nonsurvival of Agreements

None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement as provided in Section 3.A.

D.	Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Grayson National Bank, to:

Grayson National Bank

P. O. Box 186

Independence, Virginia 24348

ATTN: J. Allan Funk

    President & Chief Executive Officer

With a copy to:

Williams Mullen

200 South 10th Street (23219)

P.O. Box 1320

Richmond, Virginia 23218-1320

Facsimile: (804) 420-6507

ATTN: Wayne A. Whitham, Jr., Esquire

If to Bank of Floyd, to:

Bank of Floyd

101 Jacksonville Circle

Floyd, VA 24091

ATTN: Mark A. Smith

    Interim President and Chief Executive Officer

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With a copy to:

Gentry Locke

10 Franklin Road SE

Roanoke, Virginia 24011

ATTN: G. Franklin Flippin, Esquire and

    Christopher M. Kozlowski, Esquire

E.	Governing Law; Waiver of Jury Trial

This Agreement shall be governed by and construed in accordance with the laws of Virginia without regard to any applicable conflicts of law, except to the extent federal law may be applicable. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

F.	Successors and Assigns

This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto to any other person without the prior consent in writing of the other party hereto.

G.	Counterparts

This Agreement may be executed in several counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

H.	Entire Agreement

This Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

I.	Interpretation

The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof’ shall mean the date of this Agreement.

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J.	Specific Performance

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

K.	Severability

Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any non-material provision or non-material portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement of Merger to be executed by its duly authorized officers, all as of the date first set forth above.

ATTEST:	GRAYSON NATIONAL BANK

By:
Name:		J. Allan Funk
President and Chief Executive Officer

ATTEST:	BANK OF FLOYD

By:
Name:		Mark A. Smith
Interim President and Chief Executive Officer

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Exhibit C

ADDITIONAL REPRESENTATIONS AND WARRANTIES

(a) Subsidiaries. It has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary. There are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities. There are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities.

(i) It has Previously Disclosed a list of all equity securities, or similar interests of any Person or any interest in a partnership or joint venture of any kind, other than its Subsidiaries, that it beneficially owns, directly or indirectly, as of the date hereof.

(ii) Each of its Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(b) Corporate Power. It and its Subsidiaries have the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets, has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to receipt of required approvals by the shareholders of Grayson Bankshares, to consummate the transactions contemplated hereby.

(c) Consents and Approvals: No Defaults.

(i) Except for (a) the filing of applications, notices and waiver request as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, the OCC under the National Bank Act and the Virginia Bureau of Financial Institutions, (b) the filing with the SEC of a registration statement on Form S-4, (c) the filing of articles of merger with the VSCC and the issuance of certificates of merger in connection with the Merger, (d) the receipt of approval of the shareholders of Grayson Bankshares and Cardinal Bankshares, and (e) such filings and approvals as are required to be made under “blue sky” laws, no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by it or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or to consummate the Merger. As of the date hereof, it is not aware of any reason why the approvals set forth in Section 8.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 8.01(b).

(ii) Subject to receipt of the regulatory approvals and expiration of related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a

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breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or any agreement, indenture or instrument of or any of its subsidiaries (B) constitute a breach or violation of, or a default under its articles of incorporation or Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or any agreement, indenture or instrument.

(d) No Adverse Change. Since September 30, 2015, it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and no event has occurred or circumstance arisen that individually or taken together with all other facts, circumstances and events is reasonably likely to have a Material Adverse Effect with respect to Grayson Bankshares.

(e) Litigation. No litigation, claim or other proceeding before any court or Governmental Authority is pending against it or any of its Subsidiaries and, to its knowledge, no such litigation, claim or other proceeding has been threatened.

(f) Regulatory Matters.

(i) Neither it nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (individually, a “Regulatory Authority,” and collectively, the “Regulatory Authorities”).

(ii) Neither it nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(iii) It is not a financial holding company as defined by the Gramm-Leach-Bliley Act of 1999.

(g) Compliance with Laws. It and each of its Subsidiaries:

(i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Consumer Financial Protection Act of 2010, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

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(ii) is in compliance with the Bank Secrecy Act of 1970 (12 U.S.C. §§1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. PATRIOT Act, including the “Know Your Customer” requirements thereunder, and all regulations issued thereunder, and has properly certified all foreign deposit accounts and has made all necessary Tax withholdings on all of its deposit accounts, has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS and has timely filed all Suspicious Activity Reports required to be filed by it.

(iii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(iv) has not received, since December 31, 2011, any notification or communication from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to its knowledge, do any grounds for any of the foregoing exist);

(h) Material Contracts; Defaults. Except for this Agreement, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K or (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non-compete or similar provision). Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(i) Employee Benefit Plans.

(i) It has Previously Disclosed a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option,

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severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee, current or former consultant or current or former director of it or any of its Subsidiaries participates or to which any such employees, consultants or directors is a party. Neither it nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan.

(ii) Each Buyer Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS or the Compensation and Benefit Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter. It is not aware of any circumstances which could adversely affect such qualification or which are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter. There is no material pending or threatened legal action, suit or claim relating to its Compensation and Benefit Plans other than routine claims for benefits. Neither it nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject it or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii) No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by it or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an “ERISA Affiliate”) which is considered one employer with it under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “Buyer Affiliate Plan”). Neither it, any of its Subsidiaries nor any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Pension Plan or ERISA Affiliate Plan and, to Buyer’s knowledge, no condition exists that presents a material

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risk that such proceedings will be instituted. To the knowledge of Buyer, there is no pending investigation or enforcement action by the PBGC, the DOL or IRS or any other governmental agency with respect to any Compensation and Benefit Plan. Under each Pension Plan and ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Pension Plan or ERISA Affiliate Plan), did not exceed the then current value of the assets of such Pension Plan or ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Pension Plan or ERISA Affiliate Plan nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.

(iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which it or any of its Subsidiaries is a party have been timely made or have been reflected on its financial statements. Neither any Pension Plan nor any ERISA Affiliate Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Pension Plan or ERISA Affiliate Plan have been made on or before their due dates. Neither it, any of its Subsidiaries nor any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

(v) Neither it nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Buyer Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder and there has been no communication to Employees by it or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits.

(vi) The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any employee, consultant or director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

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(vii) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither it nor any of its respective Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(viii) Neither Buyer nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any Compensation and Benefit Plan that is an operational failure under Section 409A of the Code or that would reasonably be expected to subject it or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code.

(j) Labor Matters. Neither it nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its knowledge, threatened, nor is it aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(k) Takeover Laws. It has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to Buyer.

(l) Environmental Matters. To its knowledge, neither the conduct nor operation by it or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to its knowledge no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To its knowledge, neither it nor any of its Subsidiaries has received any notice from any person or entity that it or its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property.

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(m) Tax Matters. All Tax Returns that are required to be filed by or with respect to it and its Subsidiaries have been timely filed (taking into account all applicable extensions), and all Taxes shown to be due on such Tax Returns have been paid in full, other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Buyer’s consolidated financial statements as of December 31, 2014. All assessments for Taxes due with respect to completed and settled examinations or any concluded litigations have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes upon it or any of its Subsidiaries. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. As of the date hereof, neither Buyer nor any of its Subsidiaries has any knowledge of any conditions that exist that might prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n) Risk Management Instruments. Neither it nor any of its Subsidiaries is a party to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of a Subsidiary or customers.

(o) Books and Records. The books and records of it and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly reflect the substance of events and transactions included therein.

(p) Insurance. It Previously Disclosed all of the insurance policies, binders, or bonds maintained by it or its Subsidiaries. It and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as the management reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect. Neither it nor any of its Subsidiaries is in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(q) The Grayson Disclosure Schedule or Cardinal Disclosure Schedule, as applicable, sets forth, with respect to such entity or its Subsidiaries (a) a list of each personal property lease involving annual payments in excess of $1,000 to which it or a Subsidiary is a party and (b) a list of each parcel of real property leased by it together with the current annual rent (each, a “Property Lease”). Each Property Lease is valid and binding and is in full force and effect. It or its Subsidiaries as applicable have performed, in all material respects, all obligations required to be performed by it to date under each Property Lease. It and its Subsidiaries are not in material default under any Property Lease.

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(r) Securitizations. It is not a party to any agreement securitizing any of its assets.

(s) Reorganization; Approvals. As of the date of this Agreement, it is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and knows of no reason why all regulatory approvals from any governmental entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

(t) Disaster Recovery and Business Continuity. It has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect its customers, assets, or employees. To the best of its knowledge, such program ensures that it can recover its mission critical functions, and complying with the requirements of the Federal Financial Institutions Examination Council and the FDIC.

(u) Loan Portfolio.

The Grayson Disclosure Schedule or Cardinal Disclosure Schedule, as applicable, sets forth, as of September 30, 2015, with respect to its bank Subsidiary (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to it (collectively, “Loans”), other than “nonaccrual” Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Loans, (iii) a summary of all Loans designated as of such date by it as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans and (iv) each asset of it that is classified as “Other Real Estate Owned” and the book value thereof.

To its knowledge, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal that has been provided to it and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally subject to general principles of equity, which would in certain circumstances limit or delay enforceability of the obligor). All Loans originated by it, and all such Loans purchased by it, were made or purchased in accordance with customary lending standards. All such Loans (and any related guarantees) and payments due thereunder are, and on the closing of the Merger will be, free and clear of any Lien, and it has complied in all material respects, and on the closing of the Merger will have complied in all material respects, with all laws and regulations relating to such Loans.

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(v) Intellectual Property. It owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with its Intellectual Property have been paid. Its use of any Intellectual Property does not, to its knowledge, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which it acquired the right to use any Intellectual Property. To its knowledge, no person is challenging, infringing on or otherwise violating its right with respect to any Intellectual Property. It has not received any notice of any pending claim with respect to any Intellectual Property and, to its knowledge no Intellectual Property is being used or enforced in a manner that would result in its abandonment, cancellation or unenforceability. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

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Exhibit D

SUPPORT AGREEMENT

This Agreement, made as of this             day of             , 2015, by and among             Acquisition Corp., a Virginia corporation (“Buyer”), (“            Bankshares”) and the shareholder of             , a Virginia corporation (“            Bankshares”), identified on the signature page hereto in such Shareholder’s capacity as a shareholder of             Bankshares (the “Shareholder”).

WHEREAS, Buyer, Cardinal Bankshares Corporation and Grayson Bankshares, Inc. have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) pursuant to which all of the outstanding shares of Grayson Bankshares Common Stock and Cardinal Bankshares Common Stock will be exchanged for shares of Buyer Common Stock in accordance with the terms of the Merger Agreement; and

WHEREAS, the Shareholder owns or possesses the sole right to vote or direct the voting of, the number of shares of             Bankshares Common Stock set forth on the signature page hereto (the “Covered Shares”); and

WHEREAS, the Shareholder owns or possesses the sole power to dispose of or to direct the disposition of the Covered Shares the number of shares of             Bankshares Common Stock set forth on the signature page hereto; and

WHEREAS, as a material inducement for Buyer to enter into the Merger Agreement and consummate the transactions contemplated thereby, the Shareholder has agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Representations and Warranties of Shareholder. The Shareholder represents and warrants to [Buyer and Grayson Bankshares][Buyer and Cardinal Bankshares] as follows: That he/she is now, and at all times until the Effective Time of the Merger will be, the sole owner, of record or beneficially, or possesses and will possess the sole right to vote or direct the voting of all of the Covered Shares, and possesses or will possess the sole power to dispose of or direct the disposition of all of Covered Shares. The Shareholder has, and through the Effective Time will continue to have, the sole right and power to vote and/or dispose of, or to direct the voting or disposition of, all of the Covered Shares. The Shareholder has full right, power and authority to enter into, deliver and perform this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, and is enforceable in accordance with its terms.

2. Covenants of Shareholder. (a) The Shareholder agrees that he/she shall cause the Covered Shares to be present at the [Grayson Bankshares] [Cardinal Bankshares] Meeting and at such meeting shall vote, or cause to be voted, the Covered Shares in favor of the Merger

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Agreement and the transactions contemplated thereby, until this Agreement terminates as provided in Section 2(e), unless: (i)             Bankshares is in material default with respect to a material covenant, representation, warranty or agreement made by it in the Merger Agreement or (ii) in accordance with Section 7.02 of the Merger Agreement, the Board of Directors of             Bankshares has failed to make, withdrawn, modified or otherwise changed (or publicly proposed or resolved to do the foregoing) its recommendation to             Bankshares shareholders.

(b) The Shareholder agrees that until the termination of this Agreement as provided in Section 2(e), that he/she shall not, without the prior written consent of [Buyer and Cardinal Bankshares] [Buyer and Grayson Bankshares], directly or indirectly tender or permit the tender into any tender or exchange offer, or sell, transfer, hypothecate, grant a security interest in or otherwise dispose of or encumber any of the Covered Shares, or any options to acquire [Grayson Bankshares][Cardinal Bankshares] Common Stock issued and outstanding pursuant to employee or director stock plans of [Grayson Bankshares][Cardinal Bankshares], provided that this restriction shall not apply to shares that are hypothecated or as to which a security interest already has been granted as of the date hereof. Notwithstanding the foregoing, in the case of any transfer by operation of law subsequent to the date hereof, this Agreement shall be binding upon and inure to the transferee.

(c) The Shareholder agrees that he/she shall not, and he/she shall not authorize, direct, induce, or encourage any other person, including but not limited to any holder of             Bankshares Common Stock, or any officer, employee or director of             Bankshares to, solicit from any third party any inquiries or proposals relating to the disposition of             Bankshares’ business or assets or the business or assets of [Grayson National Bank/Bank of Floyd], a             chartered commercial bank and wholly-owned subsidiary of             Bankshares, or the acquisition of             Bankshares voting securities, or the merger of             Bankshares with any person other than Buyer, or except as provided in Section 7.            of the Merger Agreement: (i) provide any such person with information or assistance or negotiate or (ii) conduct any discussions with any such person in furtherance of such inquiries or to obtain a proposal.

(d) The Shareholder agrees that he/she shall not, without the prior written consent of [Buyer and Cardinal Bankshares] [Cardinal and Grayson Bankshares], sell, or offer to sell, or otherwise directly or indirectly sell, transfer or dispose of any Covered Shares.

(e) This Agreement shall terminate upon the earlier to occur of: (a) the termination of the Merger Agreement by any of the parties thereto, provided that such termination is not in violation of any provision of the Merger Agreement; or (b) the Effective Time of the Merger.

3. Additional Shares and Options. Notwithstanding anything to the contrary contained herein, this Agreement shall apply to all shares of             Bankshares Common Stock which the Shareholder currently has the sole right and power to vote and/or dispose of, or to direct the voting or disposition of, and all such shares of             Bankshares Common Stock for which the Shareholder may hereafter acquire the sole right and power to vote and/or dispose of, or to direct the voting or disposition of.

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4. Governing Law. This Agreement shall be governed in all respects by the law of the Commonwealth of Virginia, without regard to the conflict of laws principles thereof.

5. Assignment; Successors. This Agreement may not be assigned by the Shareholder without the prior written consent of [Buyer and Cardinal Bankshares][Buyer and Grayson Bankshares]. The provisions of this Agreement shall be binding upon and, shall inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

6. Scope of Agreement. The parties hereto acknowledge and agree that this Agreement shall not confer upon Buyer any right or ability to acquire the shares of             Bankshares Common Stock other than in connection with the Merger. The parties hereto acknowledge and agree that this Agreement does not constitute an agreement or understanding of the Shareholder in his/her capacity as a director or officer of             Bankshares but only in his/her capacity as a holder of shares of             Bankshares Common Stock.

7. Severability. Any invalidity, illegality or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render illegal or unenforceable the remaining provisions hereof in such jurisdiction and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

8. Amendment, Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement. No provision of this Agreement may be waived, except by an instrument in writing, executed by the waiving party, expressly indicating an intention to effect a waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9. Defined Terms. Capitalized terms used and not defined herein and defined in the Merger Agreement shall have the meaning ascribed to them in the Reorganization Agreement.

10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first above written.

[Remainder of Page Intentionally Blank; Signatures Follow]

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BANKSHARES

By:
Name:
Title:	President and Chief Executive Officer

BUYER

By:
Name:
Title:	President and Chief Executive Officer

SHAREHOLDER

Name:

Shares as to which Shareholder has sole:

Voting Power:

Dispositive Power:

Options held by Shareholder:

[Signature Page to Support Agreement]

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List of Omitted Schedules

The following is a list of the disclosure schedules to the merger agreement, omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Grayson Disclosure Schedule

Schedule 5.01(d)	Compensation; Employment Agreements; Etc.
Schedule 5.01(e)	Benefit Plans
Schedule 5.01(k)	Claims
Schedule 5.01(o)	Loans
Schedule 6.03(a)(a)	Subsidiaries
Schedule 6.03(a)(c)	Consents and Approvals; No Defaults
Schedule 6.03(a)(e)	Litigation
Schedule 6.03(a)(h)	Material Contracts; Defaults
Schedule 6.03(a)(i)	Employee Benefit Plans
Schedule 6.03(a)(p)	Insurance
Schedule 6.03(a)(q)	Property Leases
Schedule 6.03(a)(u)	Loan Portfolio
Schedule 6.03(h)	No Brokers

Cardinal Disclosure Schedule

Schedule 5.01(d)	Compensation; Employment Agreements; Etc.
Schedule 5.01(e)	Benefit Plans
Schedule 5.01(o)	Loans
Schedule 6.04(a)(a)	Subsidiaries of Cardinal Bankshares
Schedule 6.04(a)(a)(i)	Equity Securities or Similar Interests
Schedule 6.04(a)(e)	Litigation
Schedule 6.04(a)(f)(i)	Regulatory Matters
Schedule 6.04(a)(i)(i)	Employee Benefit Plans
Schedule 6.04(a)(i)(v)	Retiree Benefits
Schedule 6.04(a)(i)(vi)	Employee and Consultant Payments
Schedule 6.04(a)(l)	Environmental Matters
Schedule 6.04(a)(p)	Insurance
Schedule 6.04(a)(q)	Property Rental
Schedule 6.04(a)(u)	Loan Portfolio
Schedule 6.04(a)(u)(iii)	Watch List

APPENDIX B

November 6, 2015

Board of Directors

Grayson Bankshares, Inc.

113 West Main Street

Independence, VA 24348

Members of the Board of Directors:

We understand that Grayson Bankshares, Inc. (the “Company”) and Cardinal Bankshares Corporation (“Cardinal”) propose to enter into the Agreement (defined below) pursuant to which, among other things, Grayson and Cardinal will be merged with and into Parkway Acquisition Corp. (“Parkway”) (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, par value $1.25 per share, of the Company (the “Common Shares”) will be converted into the right to receive 1.76 shares of Parkway common stock (the “Exchange Ratio”). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger among Grayson Bankshares, Inc., Cardinal Bankshares Corporation, and Parkway Acquisition Corp. (the “Agreement”) dated as of November 6, 2015 (the “Agreement”);

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company and Cardinal made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company and to Cardinal for the periods ending December 31, 2020, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company and Grayson’s recent public filings and certain other publicly available information regarding the Company and Cardinal;

4.	reviewed financial, operating and other information regarding the Company, Cardinal and the industry in which they operate;

5.	reviewed the financial and operating performance of the Company, Cardinal and those of other selected public companies that we deemed to be relevant;

Board of Directors

Grayson Bankshares, Inc.

November 6, 2015

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.	reviewed the current and historical market prices for the Common Shares and Cardinal’s common shares; and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

9.	discussed with members of the senior management of the Company and Cardinal certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or Cardinal. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto, including that the exchange ratio for Cardinal common stock remains 1.3 shares of Parkway common stock. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Board of Directors

Grayson Bankshares, Inc.

November 6, 2015

We have relied upon, without independent verification, the assessment by the respective managements of the Company and Grayson and their legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of November 5, 2015 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We did not solicit indications of interest with respect to a transaction involving the Company nor did we advise the Company with respect to its strategic alternatives. This letter does not express any opinion as to the likely trading range of Parkway stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Parkway at that time. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio provided for in the Transaction pursuant to the Agreement.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only the Exchange Ratio as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s or Grayson’s officers, directors or employees, or class of such persons. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the

Board of Directors

Grayson Bankshares, Inc.

November 6, 2015

fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Cardinal or Parkway or the ability of the Company, Cardinal or Parkway to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company or Cardinal for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, Cardinal and/or Parkway or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Board of Directors

Grayson Bankshares, Inc.

November 6, 2015

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX C

November 6, 2015

Board of Directors

Cardinal Bankshares Corporation

101 Jacksonville Circle

Floyd, Virginia 24091

Members of the Board:

BSP Securities, LLC (“BSP”), a wholly owned broker/dealer subsidiary of Banks Street Partners, LLC, understands that Cardinal Bankshares Corporation (“Cardinal”) and Grayson Bankshares, Inc. (“Grayson”) have proposed to enter into an Agreement and Plan of Merger, dated as of November 6, 2015 (the “Agreement”, capitalized terms not defined herein, shall have the meaning assigned to them in the Agreement), pursuant to which Cardinal and Grayson shall merge with and into a newly formed Virginia Corporation (“NewCo”) (the “Merger”). Immediately following the Merger, Cardinal’s bank subsidiary, Bank of Floyd, shall merge with and into Grayson’s bank subsidiary, Grayson National Bank.

In accordance with the terms of the Agreement, each share of Cardinal Common Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into 1.30 shares of NewCo Common Stock, and each share of Grayson Common Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into 1.76 shares of NewCo Common Stock (the “Merger Consideration”).

Cardinal has requested that BSP render its opinion (the “Opinion”) to Cardinal’s Board of Directors, as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Cardinal Common Stock under the terms of the Agreement.

BSP, as part of its investment banking business, is regularly engaged in the valuation of banks, bank holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, private placements and valuations for corporate and other purposes. In rendering this Opinion, we have acted on behalf of the Board of Directors of Cardinal and will receive a fee for this Opinion. Cardinal has also agreed to reimburse us for our reasonable out-of-pocket expenses and has agreed to indemnify us for certain liabilities arising out of our engagement by Cardinal in connection with the Merger.

For purposes of this Opinion and in connection with our review of the proposed Merger, we have, among other things:

1.	Reviewed the terms of the draft Agreement dated November 6, 2015;

1380 West Paces Ferry Rd. NW / Suite 2060 / Atlanta, GA 30327     (404) 848-1571 (phone) / (404) 848-1574 (fax)

2.	Participated in discussions with Cardinal management concerning Cardinal’s financial condition, asset quality and regulatory standing, capital position, historical and current earnings, management succession and Cardinal’s and Grayson’s future financial performance;

3.	Reviewed Cardinal’s unaudited financial statements for the quarter ended September 30, 2015 and audited financial statements for the years ended December 31, 2014, 2013 and 2012;

4.	Reviewed certain financial forecasts and projections of Cardinal, prepared by its management, as well as the estimated cost savings and related transaction expenses expected to result from the Merger;

5.	Analyzed certain aspects of Cardinal’s financial performance and condition and compared such financial performance with similar data of publicly-traded companies we deemed similar to Cardinal;

6.	Analyzed certain aspects of Grayson’s financial performance and condition and compared such financial performance with similar data of publicly-traded companies we deemed similar to Grayson;

7.	Reviewed historical trading activity of Cardinal and Grayson;

8.	Compared the proposed financial terms of the Merger with the financial terms of certain other recent merger and acquisition transactions, including merger of equals transactions, involving companies that we deemed to be relevant; and

9.	Performed such other analyses and considered such other information, financial studies, and investigations and financial, economic and market criteria as we deemed relevant.

In giving our Opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Cardinal, Grayson and their representatives, and of the publicly available information for Cardinal and Grayson that we reviewed. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheet of Cardinal at September 30, 2015 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We are not retained to, nor did we conduct a physical inspection of any of the properties or facilities of

1380 West Paces Ferry Rd. NW / Suite 2060 / Atlanta, GA 30327     (404) 848-1571 (phone) / (404) 848-1574 (fax)

Cardinal, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Cardinal, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated. No opinion is expressed as to whether any alternative transaction might be more favorable to holders of Cardinal Common Stock, than the Merger.

With respect to the financial projections for Cardinal used by BSP in its analyses, management of Cardinal confirmed to us that those projections reflected the best currently available estimates and judgments of the future financial performance of Cardinal. We assumed that the financial performance reflected in all projections and estimates used by us in our analyses would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Cardinal or Grayson since the date of the most recent financial statements made available to us, other than those changes which may have been provided by senior management of Cardinal and Grayson. We have assumed in all respects material to our analyses that Cardinal and Grayson will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements and that the conditions precedent in the agreements are not waived. Finally, with your consent, we have relied upon the advice Cardinal received from its legal, accounting and tax advisors as to all legal, accounting, regulatory and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

BSP’s Opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to holders of Cardinal Common Stock in the Merger and does not address Cardinal’s underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of Cardinal, and our opinion does not constitute a recommendation to any director of Cardinal as to how such director should vote with respect to the Agreement. In rendering the opinion, we express no opinions in respect to the amount or nature of any compensation to any officers, directors, or employees of Cardinal, or any class of such persons relative to the Merger Consideration to be received by the holders of Cardinal Common Stock in the Merger or with respect to the fairness of any such compensation.

Except as hereinafter provided, this Opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent. The consent of any such public reference shall be satisfactory to us as set forth in the financial advisory agreement dated October 6, 2015. This letter is addressed and directed to the Board of Directors of Cardinal in its

1380 West Paces Ferry Rd. NW / Suite 2060 / Atlanta, GA 30327     (404) 848-1571 (phone) / (404) 848-1574 (fax)

consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. This Opinion was approved by the Fairness Opinion Committee of BSP.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Merger Consideration is fair to the holders of Cardinal Common Stock, from a financial point of view.

Sincerely,

BSP Securities, LLC

1380 West Paces Ferry Rd. NW / Suite 2060 / Atlanta, GA 30327     (404) 848-1571 (phone) / (404) 848-1574 (fax)

Appendix D

CODE OF VIRGINIA

TITLE 13.1. CORPORATIONS

CHAPTER 9. VIRGINIA STOCK CORPORATION ACT

ARTICLE 15. APPRAISAL RIGHTS AND OTHER REMEDIES

§ 13.1-729. Definitions.

In this article:

“Affiliate” means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive officer thereof.

“Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

“Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered by §§ 13.1-734 through 13.1-740, includes the surviving entity in a merger.

“Fair value” means the value of the corporation’s shares determined:

a. Immediately before the effectuation of the corporate action to which the shareholder objects;

b. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

c. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to subdivision A 5 of § 13.1-730.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Interested transaction” means a corporate action described in subsection A of § 13.1-730, other than a merger pursuant to § 13.1-719 or 13.1-719.1, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

1. “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

2. “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

a. Was the beneficial owner of 20% or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action;

b. Had the power, contractually or otherwise, to cause the appointment or election of 25% or more of the directors to the board of directors of the corporation; or

c. Was a senior executive officer or director of the corporation or a senior executive officer of any affiliate thereof, and that senior executive officer or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(1) Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

(2) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 13.1-691; or

(3) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

“Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

“Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

“Senior executive officer” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

“Shareholder” means both a record shareholder and a beneficial shareholder.

1985, c. 522; 1992, c. 575; 2005, c. 765; 2007, c. 165.

§ 13.1-730. Right to appraisal.

A. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

1. Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718, or would be required but for the provisions of subsection G of § 13.1-718; however, appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) if the corporation is a subsidiary and the merger is governed by § 13.1-719;

2. Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

3. Consummation of a disposition of assets pursuant to § 13.1-724 if shareholder approval is required for the disposition, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series if:

a. Under the terms of the corporate action approved by the shareholders there is to be distributed to the shareholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in § 13.1-746 or 13.1-746.1:

(1) Within one year after the shareholders’ approval of the action; and

(2) In accordance with their respective interests determined at the time of distribution; and

b. The disposition of assets is not an interested transaction;

4. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

5. Any other amendment to the articles of incorporation, or any other merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors; or

6. Consummation of a domestication in which a domestic corporation becomes a foreign corporation if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest in the total voting rights of the outstanding shares of the domestic corporation, as the shares held by the shareholder immediately before the domestication.

B. Notwithstanding subsection A, the availability of appraisal rights under subdivisions A 1 through A 4 shall be limited in accordance with the following provisions:

1. Appraisal rights shall not be available for the holders of shares of any class or series of shares that is:

a. A covered security under § 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended;

b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least $20 million, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10 percent of such shares; or

c. Issued by an open end management investment company registered with the United States Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

2. The applicability of subdivision 1 shall be determined as of:

a. The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

b. The day before the effective date of such corporate action if there is no meeting of shareholders.

3. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision 1 at the time the corporate action becomes effective.

4. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares where the corporate action is an interested transaction.

C. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 1986, c. 540; 1988, c. 442; 1990, c. 229; 1992, c. 575; 1996, c. 246; 1999, c. 288; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2015, c. 611.

§ 13.1-731. Assertion of rights by nominees and beneficial owners.

A. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

B. A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

1. Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subdivision B 2 b of § 13.1-734; and

2. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765.

§ 13.1-732. Notice of appraisal rights.

A. Where any corporate action specified in subsection A of § 13.1-730 is to be submitted to a vote at a shareholders’ meeting and the corporation has concluded that shareholders are or may be entitled to assert appraisal rights under this article, the meeting notice shall state the corporation’s position as to the availability of appraisal rights.

A copy of this article shall accompany the meeting notice sent to those record shareholders who are or may be entitled to exercise appraisal rights.

B. In a merger pursuant to § 13.1-719, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in § 13.1-734.

C. Where any corporate action specified in subsection A of § 13.1-730 is to be approved by written consent of the shareholders pursuant to § 13.1-657:

1. Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article; and

2. Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by subsections F and G of § 13.1-657, may include the materials described in § 13.1-734, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article.

D. Where corporate action described in subsection A of § 13.1-730 is proposed, or a merger pursuant to § 13.1-719 is effected, the notice referred to in subsection A or C, if the corporation concludes that appraisal rights are or may be available, and in subsection B shall be accompanied by:

1. The annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

2. The latest available quarterly financial statements of such corporation, if any.

E. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subsection D by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

F. The right to receive the information described in subsection D may be waived in writing by a shareholder before or after the corporate action.

1985, c. 522; 2005, c. 765; 2007, c. 165; 2012, c. 706; 2015, c. 611.

§ 13.1-733. Notice of intent to demand payment.

A. If a corporate action specified in subsection A of § 13.1-730 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

2. Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B. If a corporate action specified in subsection A of § 13.1-730 is to be approved by shareholders by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Shall deliver to the corporation before the proposed action becomes effective written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, except that such written notice is not required if the notice required by subsection C of § 13.1-732 is given less than 25 days prior to the date such proposed action is effectuated; and

2. Shall not sign a consent in favor of the proposed action with respect to that class or series of shares.

C. A shareholder who fails to satisfy the requirements of subsection A or B is not entitled to payment under this article.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2015, c. 611.

§ 13.1-734. Appraisal notice and form.

A. If proposed corporate action requiring appraisal rights under § 13.1-730 becomes effective, the corporation shall deliver an appraisal notice and the form required by subdivision B 1 to all shareholders who satisfied the requirements of § 13.1-733. In the case of a merger under § 13.1-719, the parent corporation shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

B. The appraisal notice shall be sent no earlier than the date the corporate action specified in subsection A of § 13.1-730 became effective and no later than 10 days after such date and shall:

1. Supply a form that (i) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction;

2. State:

a. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision 2 b of this subsection;

b. A date by which the corporation must receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection A appraisal notice and form were sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

c. The corporation’s estimate of the fair value of the shares;

d. That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in subdivision 2 b of this subsection, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

e. The date by which the notice to withdraw under § 13.1-735.1 must be received, which date must be within 20 days after the date specified in subdivision 2 b of this subsection; and

3. Be accompanied by a copy of this article.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2010, c. 782; 2012, c. 706.

§ 13.1-735. Repealed.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-735.1. Perfection of rights; right to withdraw.

A. A shareholder who receives notice pursuant to § 13.1-734 and who wishes to exercise appraisal rights must complete, sign, and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subdivision B 2 b of § 13.1-734. If the form requires the shareholder to certify whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision B 1 of § 13.1-734, and the shareholder fails to make the certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under § 13.1-738. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed form, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection B.

B. A shareholder who has complied with subsection A may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subdivision B 2 e of § 13.1-734. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

C. A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection B of § 13.1-734, shall not be entitled to payment under this article.

2005, c. 765; 2007, c. 165.

§ 13.1-736. Repealed.

Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-737. Payment.

A. Except as provided in § 13.1-738, within 30 days after the form required by subsection B 2 b of § 13.1-734 is due, the corporation shall pay in cash to those shareholders who complied with subsection A of § 13.1-735.1 the amount the corporation estimates to be the fair value of their shares plus interest.

B. The payment to each shareholder pursuant to subsection A shall be accompanied by:

1. The (i) annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than 16 months before the date of payment and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not available, the corporation shall provide reasonably equivalent information, and (ii) the latest available quarterly financial statements of such corporation, if any;

2. A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subdivision B 2 c of § 13.1-734; and

3. A statement that shareholders described in subsection A have the right to demand further payment under § 13.1-739 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this article.

C. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subdivision B 1 by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765; 2007, c. 165; 2012, c. 706.

§ 13.1-738. After-acquired shares.

A. A corporation may elect to withhold payment required by § 13.1-737 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision B 1 of § 13.1-734.

B. If the corporation elected to withhold payment under subsection A, it shall, within 30 days after the form required by subdivision B 2 b of § 13.1-734 is due, notify all shareholders who are described in subsection A:

1. Of the information required by subdivision B 1 of § 13.1-737;

2. Of the corporation’s estimate of fair value pursuant to subdivision B 2 of § 13.1-737 and its offer to pay such value plus interest;

3. That they may accept the corporation’s estimate of fair value plus interest in full satisfaction of their demands or demand for appraisal under § 13.1-739;

4. That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

5. That those shareholders who do not satisfy the requirements for demanding appraisal under § 13.1-739 shall be deemed to have accepted the corporation’s offer.

C. Within 10 days after receiving a shareholder’s acceptance pursuant to subsection B, the corporation shall pay in cash the amount it offered under subdivision B 2 to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

D. Within 40 days after sending the notice described in subsection B, the corporation shall pay in cash the amount it offered to pay under subdivision B 2 to each shareholder described in subdivision B 5.

1985, c. 522; 2005, c. 765; 2007, c. 165.

§ 13.1-739. Procedure if shareholder dissatisfied with payment or offer.

A. A shareholder paid pursuant to § 13.1-737 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s stated estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under § 13.1-737). A shareholder offered payment under § 13.1-738 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest.

B. A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection A within 30 days after receiving the corporation’s payment or offer of payment under § 13.1-737 or 13.1-738, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765.

§ 13.1-740. Court action.

A. If a shareholder makes a demand for payment under § 13.1-739 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to § 13.1-737 plus interest.

B. The corporation shall commence the proceeding in the circuit court of the city or county where the corporation’s principal office, or, if none in the Commonwealth, where its registered office, is located. If the corporation is a foreign corporation without a registered office in the Commonwealth, it shall commence the proceeding in the circuit court of the city or county in the Commonwealth where the principal office, or, if none in the Commonwealth, where the registered office of the domestic corporation merged with the foreign corporation was located at the time the transaction became effective.

C. The corporation shall make all shareholders, whether or not residents of the Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any shareholder who claims to have demanded an appraisal but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that a shareholder has not complied with the provisions of this article, that shareholder shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

F. Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares plus interest exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value plus interest of the shareholder’s shares for which the corporation elected to withhold payment under § 13.1-738.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765.

§ 13.1-741. Court costs and counsel fees.

A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

B. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of § 13.1-732, 13.1-734, 13.1-737 or 13.1-738; or

2. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

C. If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

D. To the extent the corporation fails to make a required payment pursuant to § 13.1-737, 13.1-738 or 13.1-739, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 2005, c. 765.

§ 13.1-741.1. Limitations on other remedies for fundamental transactions.

A. Except for action taken before the Commission pursuant to § 13.1-614 or as provided in subsection B, the legality of a proposed or completed corporate action described in subsection A of § 13.1-730 may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

B. Subsection A does not apply to a corporate action that:

1. Was not authorized and approved in accordance with the applicable provisions of:

a. Article 11 (§ 13.1-705 et seq.), Article 12 (§ 13.1-715.1 et seq.), or Article 13 (§ 13.1-723 et seq.);

b. The articles of incorporation or bylaws; or

c. The resolutions of the board of directors authorizing the corporate action;

2. Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

3. Is an interested transaction, unless it has been authorized, approved or ratified by the board of directors in the same manner as is provided in subsection B of § 13.1-691 and has been authorized, approved or ratified by the shareholders in the same manner as is provided in subsection C of § 13.1-691 as if the interested transaction were a director’s conflict of interests transaction; or

4. Is adopted or taken by less than unanimous consent of the voting shareholders pursuant to § 13.1-657 if:

a. The challenge to the corporate action is brought by a shareholder who did not consent to the corporate action; and

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the adoption or taking of the corporate action is effective as to the shareholder bringing the proceeding.

C. Any remedial action with respect to corporate action described in subsection A of § 13.1-730 shall not limit the scope of, or be inconsistent with, any provision of § 13.1-614.

2007, c. 165; 2008, c. 91; 2015, c. 611.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Virginia Stock Corporation Act, codified in Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the “VSCA”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the VSCA and furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct; provided that, as of July 1, 2015, the VSCA will no longer require the director or officer to furnish the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the VSCA. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

As permitted by the VSCA, the articles of incorporation of Parkway contain provisions that indemnify its directors and that eliminate the liability of both its directors and officers to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of Parkway or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law. In addition, Parkway’s articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. The right of indemnification extends to judgments, fines, or penalties assessed against them. Parkway has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage. The rights of indemnification provided in the articles of incorporation of Parkway are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

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ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Grayson County, Virginia, on April 4, 2016.

PARKWAY ACQUISITION CORP.

Date: April 4, 2016	By:	/s/ J. Allan Funk
J. Allan Funk President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: April 4, 2016	By:	/s/ J. Allan Funk
J. Allan Funk, President and Chief Executive Officer and Director (Principal Executive Officer)

Date: April 4, 2016	By:	/s/ Blake M. Edwards
Blake M. Edwards, Chief Financial Officer (Principal Financial Officer)

Date: April 4, 2016	By:	*
Thomas M. Jackson, Jr., Chairman of the Board

Date: April 4, 2016	By:	*
James W. Shortt, Director

Date: April 4, 2016	By:	*
Jack E. Guynn, Jr., Director

Date: April 4, 2016	By:	*
Jacky K. Anderson, Director

Date: April 4, 2016	By:	*
Bryan L. Edwards, Director

Date: April 4, 2016	By:	*
J. David Vaughan, Director

Date: April 4, 2016	By:	*
Theresa S. Lazo, Director

Date: April 4, 2016	By:	*
Carl J. Richardson, Director

Date: April 4, 2016	By:	*
J. Howard Conduff, Jr., Director

Date: April 4, 2016	By:	*
T. Mauyer Gallimore, Director

Date: April 4, 2016	By:	*
R. Devereux Jarratt, Director

*By:	/s/ J. Allan Funk
Attorney-in-Fact April 4, 2016

Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of November 6, 2015, by and between Grayson Bankshares, Inc., Cardinal Bankshares Corporation and Parkway Acquisition Corp. (included as Appendix A to this joint proxy statement/prospectus forming a part of this registration statement). †

3.1	Articles of Incorporation of Parkway Acquisition Corp.**

3.2	Bylaws of Parkway Acquisition Corp.**

4.1	Form of Common Stock Certificate of Parkway Acquisition Corp.**

5.1	Opinion of Williams Mullen regarding the validity of the securities being registered.**

8.1	Opinion of Williams Mullen regarding certain U.S. tax aspects of the merger.**

8.2	Opinion of Gentry Locke regarding certain U.S. tax aspects of the merger.*

23.1	Consent of Williams Mullen (included in Exhibits 5.1 and 8.1).**

23.2	Consent of Gentry Locke (included in Exhibit 8.2).*

23.3	Consent of Elliott Davis Decosimo, PLLC.**

23.4	Consent of Yount, Hyde & Barbour P.C.**

23.5	Consent of Brown Edwards & Company, L.L.P.**

24.1	Power of Attorney (included in the signature page hereto).**

99.1	Consent of Raymond James.**

99.2	Consent of Banks Street Partners.*

99.3	Form of Grayson Bankshares, Inc. proxy card.**

99.4	Form of Cardinal Bankshares Corporation proxy card.**

†	Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules and attachments is contained in the merger agreement. Parkway Acquisition Corp. agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.
*	Filed herewith.
**	Previously filed.